Form 10-K, Exhibit 13
period 1993-12-31
ALZA CORP
filed 1994-03-31
CIK 4310

EXHIBIT 13

                      PAGE 20 OF PAPER FORMAT ANNUAL REPORT

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                             OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES
ALZA's total cash and cash equivalents, short-term investments and long-term investments decreased from $338 million at December 31, 1992 to $257 million at December 31, 1993. This decrease primarily reflects ALZA's $250 million contribution to Therapeutic Discovery Corporation ("TDC") and the distribution of TDC shares to ALZA stockholders in 1993 and capital expenditures during the year, partially offset by $96 million in proceeds received from the exercise of $15 warrants during 1993 and ALZA's positive cash flow from operations.
     In June 1993, ALZA contributed $250 million of cash to TDC, and Units (each consisting of a TDC share and a warrant to purchase one-eighth of one share of ALZA Common Stock) were distributed as a special dividend to ALZA stockholders. The arrangements with TDC are intended to result in a future pipeline of products for marketing by ALZA Pharmaceuticals. Under the arrangements with TDC, ALZA has an option to license each TDC product for worldwide commercialization and has an option to purchase all of the shares of TDC (see
Note 5).
     From 1986 to 1993, ALZA invested approximately $250 million in additions to property, plant and equipment to support its expanding research and development and manufacturing activities, including approximately $24 million (net of amounts written-off, as described below) and $41 million in 1993 and 1992, respectively. A significant portion of these expenditures has involved the establishment of a second research and development campus in Mountain View, California (approximately $96 million since 1988) and the establishment of a 220,000 square foot commercial manufacturing facility in Vacaville, California (approximately $103 million since 1986).
     In November 1993, ALZA redeemed its outstanding 7 1/2% zero coupon convertible subordinated debentures for a total redemption price of approximately $244 million. In connection with this redemption, ALZA incurred

                      PAGE 20 OF PAPER FORMAT ANNUAL REPORT
a one-time, after tax charge of approximately $3.8 million related to unamortized debenture issuance costs. ALZA replaced the debentures with a
$250 million, short-term U.S. commercial paper program.   ALZA has unused bank
lines of credit totaling $250 million available to support the commercial paper program.
     In November 1991, ALZA exercised its option to acquire all outstanding shares of Bio-Electro Systems, Inc. ("BES") Class A Common Stock for approximately $75 million. The purchase price was paid in shares of ALZA Common Stock. BES was merged into ALZA and each BES share was exchanged for .5772 ALZA shares, resulting in the issuance of approximately 1.9 million ALZA shares in February 1992.
     While ALZA believes its facilities and equipment are sufficient to meet its current operating requirements, ALZA expects to construct additional facilities on its properties and to continue to purchase available facilities or properties to support its long-term requirements, if and when they become available on acceptable terms. ALZA believes that its existing cash balances and investments are adequate to fund the current cash needs of its existing business and the initial activities of ALZA Pharmaceuticals. Should the need arise, ALZA believes it would be able to borrow additional funds or raise additional capital in the marketplace.

RESULTS OF OPERATIONS
In 1993, ALZA reported net income of $45.6 million, compared to net income of $72.2 million in 1992 and a net loss of $62.1 million in 1991. Included in ALZA's 1993 results were fourth quarter pre-tax charges and allowances of $28.1 million primarily related to manufacturing activities, of which approximately $22.0 million was reflected as an increase in costs of products shipped while the remaining $6.1 million was charged against net sales (see
Note 2). Also affecting 1993 results were $6.6 million of benefits related to the adoption of Statement of Financial Accounting Standards No. 109,

                    PAGE 20-21 OF PAPER FORMAT ANNUAL REPORT
Accounting for Income Taxes ("SFAS 109"), and the $3.8 million extraordinary charge related to the redemption of ALZA's 7 1/2% debentures. Without these unusual items, ALZA would have reported net income of $61.1 million for 1993.
     Reducing operating results in 1991 was a $101.3 million charge resulting from the acquisition of BES (including associated costs of the acquisition and BES liabilities assumed by ALZA), and the restructuring of ALZA's arrangements with On-Site Therapeutics, Inc. ("On-Site") relating to the Actisite (registered trademark) product jointly developed by ALZA and On-Site. Without this one-time charge and related tax benefits, ALZA would have reported net income of $37.7 million for 1991.
     Royalties were slightly lower in 1993 than in 1992 due to lower royalties from Nicoderm (registered trademark), offset in part by an increase in royalties from Procardia XL (registered trademark) and by the introduction of Efidac/24 (registered trademark) by Ciba during the second half of 1993. Approximately one-half of the increase in royalties and fees in 1992 from the 1991 level was due to an increase in royalties received from Pfizer for Procardia XL, resulting both from increased sales of the product in the United States and an increase in the royalty rate paid to ALZA compared to the rate paid in 1991. For 1993, Procardia XL accounted for more than 60% of ALZA's royalties. ALZA expects that, in the near term, net income will continue to result primarily from royalty income on sales of both currently marketed products and additional products recently approved or now awaiting approval by the U.S. Food and Drug Administration ("FDA") and other regulatory agencies. Because ALZA's clients generally assume responsibility for obtaining necessary regulatory approvals and make all marketing and commercialization decisions regarding such products, most of the variables that affect ALZA's royalties and fees, and therefore its net income, are not directly within ALZA's control. With increasing pressures for cost containment in the U.S. health care system, it can be expected that pharmaceutical product prices, including those of ALZA's royalty-bearing products, will not increase as quickly as they have in the past.

                      PAGE 21 OF PAPER FORMAT ANNUAL REPORT
     ALZA's net sales of $53.6 million for 1993 were 29% less than in 1992, as a result of decreased shipments of transdermal products manufactured by ALZA for its client companies, principally Nicoderm for Marion Merrell Dow and, to a lesser extent, the effect of the manufacturing write-off discussed above. These decreases were partially offset by increases in shipments of other products,
primarily OROS (registered trademark) products.   ALZA's net sales of $75.5
million for 1992 increased 122% from the 1991 level as a result of increased shipments of transdermal products manufactured by ALZA for its client companies, principally Nicoderm for Marion Merrell Dow.
     Costs of products shipped increased approximately 30% for 1993 from the 1992 level, primarily from the effect of the $22.0 million charge related to the manufacturing write-off. ALZA's Vacaville manufacturing facility provides substantial manufacturing capacity for ALZA-developed products, including those utilizing ALZA's oral osmotic and transdermal technologies. The mix of products manufactured by ALZA may change from time to time due to fluctuations in clients' product requirements and, as a result, utilization of the Vacaville facility and the costs of products shipped may fluctuate. Until the end of 1991, expenses associated with the operation of this facility generally exceeded manufacturing revenues. During 1992, the facility was fully activated and operated at a profit. The 1993 sales reductions resulted in lower utilization of the transdermal manufacturing capacity of ALZA's Vacaville manufacturing facility due to the significant decrease in Nicoderm production.
     ALZA continues to manufacture and, in the United States directly market, the Progestasert (registered trademark), Ocusert (registered trademark) and Alzet (registered trademark) systems; in other countries these products are marketed by other companies under distribution agreements. Net sales of the three products were $6.7 million in 1993, compared to the $6.6 million in 1992 and $6.8 million in 1991. In late 1993, ALZA announced that ALZA Pharmaceuticals will market the Testoderm (registered trademark) testosterone

                    PAGE 21-22 OF PAPER FORMAT ANNUAL REPORT
transdermal system, which received FDA approval during 1993. ALZA Pharmaceuticals will also co-promote the Duragesic (registered trademark)
fentanyl transdermal system with Janssen Pharmaceutica, Inc. in the U.S.   As a
result of these activities, ALZA incurred significantly increased sales and marketing expenses during the fourth quarter of 1993; this increase is expected to continue in 1994. As ALZA moves forward with its Target 2000 goals, commercialization of its own products will be increasingly emphasized. In the early stages of marketing a product, it can be expected that sales and marketing expenses may exceed net sales.
     ALZA's research revenues generally represent client reimbursement to ALZA under various product development arrangements for costs (including a portion of general and administrative expenses), and therefore do not contribute significantly to current net income. In general, ALZA's product development arrangements with its client companies provide for ALZA to receive payments based on future sales by clients of successfully developed products. ALZA's research revenues increased approximately 20% from 1992 to 1993. The increase was due in large part to initial research and development activities undertaken on behalf of TDC. For the year ended December 31, 1993, ALZA had research revenues of $4.9 million from TDC. As products are accepted by TDC for development, and as development activities increase, ALZA's research revenues from TDC (and, correspondingly, ALZA's research expenses related to those TDC activities) are expected to increase substantially. Because products in early stages of development generally require lower levels of expenditures, ALZA's research revenues from TDC for any product can be expected to be lower during the early stages of product development, but can be expected to increase as the product enters later stages of development. From 1991 to 1992, research revenues had decreased approximately 6%, as a result of the loss of BES revenues ($14.7 million in 1991) after its acquisition by ALZA, offset in part by an increase in activiites with other clients both through expansion of agreements with existing clients and the addition of new clients.

                      PAGE 22 OF PAPER FORMAT ANNUAL REPORT
     Research and product development expenses increased approximately 2% from 1992 to 1993, in part to support activities on behalf of TDC, and approximately 27% from 1991 to 1992, due to ALZA's expansion of its own research and product development activities in addition to those undertaken on behalf of ALZA's client companies. ALZA's total research and product development activities and expenses are expected to increase over the next few years. To the extent these expenses relate to client activities, research revenues will also increase.
     Other revenue, which consists primarily of interest income, was $20.5 million in 1993, compared to $21.3 million and $22.6 million in 1992 and 1991, respectively. The decrease in 1993 from 1992 resulted from lower invested cash balances following the contribution of $250 million to TDC. The decrease in 1992 from 1991 resulted from lower interest earned on investments due to lower prevailing interest rates. ALZA reported total interest expense of $19.2 million in 1993 compared to $17.5 million and $16.2 million in 1992 and 1991, respectively. Most of the interest expense during these periods related to interest accrued on ALZA's 7 1/2% debentures. With the replacement of the 7 1/2% debentures with the commercial paper program, interest expense is expected to be lower than in prior years unless short-term market interest rates increase substantially.
     General, administrative and marketing expenses increased 17% from the 1992 level due primarily to an increase in ALZA's sales and marketing expenses and, to a lesser extent, due to legal expenses associated with the securites class action litigation (see Note 10). General, administrative and marketing expenses increased 29% from 1991 to 1992 due primarily to continuing growth required to support ALZA's expanding research and development and manufacturing activities. For 1994, general, administrative and marketing expenses are expected to increase due to ALZA's increased slaes and marketing activities.

                      PAGE 22 OF PAPER FORMAT ANNUAL REPORT
     ALZA's effective tax rate was 35% in 1993, compared to 32% in 1992 and 35% in 1991 (excluding the $101.3 million one-time charge). A substantial portion of the one-time charge in 1991 was not deductible for tax purposes. ALZA's effective tax rate for 1992 was reduced from statutory levels primarily by deductible amounts from the BES transaction that were recognized during the year. In February 1992, the Financial Accounting Standards Board issued SFAS No. 109 which ALZA adopted in the first quarter of 1993. As permitted by SFAS 109, prior year financial statements were not restated to reflect the change in accounting method. The cumulative effect of adopting SFAS 109 increased ALZA's net income by $6.6 million or $.08 per share for the year ended December 31, 1993, related primarily to the recognition of the remaining tax benefits from the BES acquisition. ALZA expects its effective tax rate to be approximately 39% in 1994.
     The health care industry has continued to change rapidly as the public, government, medical practitioners and the pharmaceutical industry focus on ways to expand medical coverage while controlling the growth in health care costs. Congress is working on comprehensive legislative changes which, if enacted, could significantly affect health care companies. The President of the United States has made this reform a top priority. The changes are expected to put pressures on the prices charged for pharmaceutical products. While ALZA believes the changing health care environment may increase the value of ALZA's drug delivery products over the long term, it is impossible to predict the impact any such legislative changes may have on ALZA.

                      PAGE 23 OF PAPER FORMAT ANNUAL REPORT



CONSOLIDATED STATEMENT OF OPERATIONS
Years Ended December 31,
(In thousands, except per share amounts)                   1993        1992        1991
                                                           ----        ----        ----
REVENUES:
Royalties and fees                                    $ 113,318   $ 114,684   $  64,142
Net sales                                                53,630      75,488      33,953
Research revenue, including amounts from
  TDC(1993-$4,869) and BES (1991-$14,659)                46,783      39,081      41,653
Other revenue, primarily interest income                 20,451      21,266      22,601
                                                      ---------   ---------   ---------
        Total revenues                                  234,182     250,519     162,349

COSTS AND EXPENSES:
Costs of products shipped                                74,450      57,196      30,958
Research and product development                         53,153      52,089      41,163
General, administrative and marketing                    21,422      18,241      14,162
Interest                                                 19,204      17,538      16,156
Purchase of in-process technology                             -           -     101,317
                                                      ---------   ---------   ---------
        Total costs and expenses                        168,229     145,064     203,756
                                                      ---------   ---------   ---------
Income (loss) before income taxes, extraordinary
  item and cumulative effect of accounting change        65,953     105,455     (41,407)

Income taxes                                             23,084      33,285      20,669
                                                      ---------   ---------   ---------

Income (loss) before extraordinary item and
  cumulative effect of accounting change                 42,869      72,170     (62,076)

Extraordinary item-debt refinancing, net
  of income taxes                                        (3,830)          -           -
Cumulative effect of change in accounting
  for income taxes                                        6,573           -           -
                                                      ---------   ---------   ---------

Net income (loss)                                     $  45,612   $  72,170   $ (62,076)
                                                      ---------   ---------   ---------
                                                      ---------   ---------   ---------

PER COMMON AND, IN 1993 AND 1992,
  COMMON EQUIVALENT SHARE:
Income (loss) before extraordinary item and
  cumulative effect of accounting change              $     .54   $     .90   $    (.88)
Extraordinary item-debt refinancing                        (.05)          -           -
Cumulative effect of change in accounting for
  income taxes                                              .08           -           -
                                                      ---------   ---------   ---------

Net income (loss)                                     $     .57   $     .90   $    (.88)
                                                      ---------   ---------   ---------
                                                      ---------   ---------   ---------
Weighted average common and, in 1993
  and 1992, common equivalent shares                     79,859      80,345      70,914
                                                      ---------   ---------   ---------
                                                      ---------   ---------   ---------


See accompanying notes.

                      PAGE 24 OF PAPER FORMAT ANNUAL REPORT



CONSOLIDATED BALANCE SHEET
December 31,
(Dollars in thousands, except share and per share amounts)         1993        1992
                                                                   ----        ----
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents                                      $ 53,683    $ 26,656
Short-term investments                                           40,399     103,966
Receivables, net of allowance for doubtful accounts
  (1993-$211; 1992-$181)                                         56,563      53,212
Inventories                                                      25,163      29,888
Prepaid expenses and other current assets                        22,603      14,171
                                                               --------    --------
  Total current assets                                          198,411     227,893

Investments in long-term government and
  corporate notes and bonds                                     163,391     207,852

PROPERTY, PLANT AND EQUIPMENT:
Buildings and leasehold improvements                            164,417     135,728
Equipment                                                        90,662      77,187
Land and prepaid land leases                                     17,001      16,979
Construction in progress                                          6,403      24,805
                                                               --------    --------
                                                                278,483     254,699
Less accumulated depreciation and amortization                  (56,886)    (44,631)
                                                               --------    --------
  Net property, plant and equipment                             221,597     210,068

Other assets                                                     38,425      52,568
                                                               --------    --------

TOTAL ASSETS                                                   $621,824    $698,381
                                                               --------    --------
                                                               --------    --------

LIABILITIES AND STOCKHOLDERS' EQUITY:
LIABILITIES:
Short-term debt                                                $249,520    $      -
Accounts payable                                                 11,678      11,538
Accrued liabilities                                              17,415      18,945
Deferred revenue                                                  6,698       7,800
Current portion of long-term debt                                   867         866
                                                               --------    --------

  Total current liabilities                                     286,178      39,149

7 1/2% zero coupon convertible subordinated debentures                -     228,966
Other long-term liabilities                                      28,969      22,723
Commitments and contingencies

STOCKHOLDERS' EQUITY:
Common Stock, $.01 par value,
  300,000,000 shares authorized; 81,613,725 and
  74,855,414 shares issued and outstanding at
  December 31, 1993 and 1992                                        816         749
Additional paid-in capital                                      294,998     404,947
Retained earnings                                                10,863       1,847
                                                               --------    --------
  Total stockholders' equity                                    306,677     407,543
                                                               --------    --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $621,824    $698,381
                                                               --------    --------
                                                               --------    --------


See accompanying notes.

                      PAGE 25 OF PAPER FORMAT ANNUAL REPORT


CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Years Ended December 31, 1993, 1992, and 1991
(In Thousands)

                                                                        RETAINED     TOTAL
                                                CLASS B  ADDITIONAL     EARNINGS     STOCK-
                                    COMMON      COMMON     PAID-IN    (ACCUMULATED   HOLDERS'
                                     STOCK       STOCK     CAPITAL      DEFICIT)     EQUITY
                                     -----       -----     -------      --------     ------
BALANCE, DECEMBER 31, 1990        $    619    $     15    $226,858     $  (7,887)   $219,605


Conversion of 5 1/2% debentures,
  including forfeited interest
  and net of unamortized issuance
  costs                                 36           -      76,598             -      76,634
Conversion of Class B Common Stock      58         (15)        (43)            -           -
Common stock split/dividend              -           -         360          (360)          -
Common stock issued                      8           -      14,019             -      14,027
Common stock issuable for
  in-process technology                 19           -      74,645             -      74,664
Net loss                                 -           -           -       (62,076)    (62,076)
                                  --------    --------    --------      --------    --------

BALANCE, DECEMBER 31, 1991             740           -     392,437       (70,323)    322,854


Common stock issued                      9           -      12,510             -      12,519
Net income                               -           -           -        72,170      72,170
                                  --------    --------    --------      --------    --------

BALANCE, DECEMBER 31, 1992             749           -     404,947         1,847     407,543

Distribution of TDC Units                -           -    (213,404)      (36,596)   (250,000)
Exercise of warrants                    64           -      95,811             -      95,875
Common stock issued                      3           -       7,644             -       7,647
Net income                               -           -           -        45,612      45,612
                                  --------    --------    --------     ---------    --------

BALANCE, DECEMBER 31, 1993        $    816    $      -    $294,998     $  10,863    $306,677
                                  --------    --------    --------     ---------    --------
                                  --------    --------    --------     ---------    --------



See accompanying notes.

                      PAGE 26 OF PAPER FORMAT ANNUAL REPORT


CONSOLIDATED STATEMENT OF CASH FLOWS
Years Ended December 31,
(in thousands)
                                                              1993        1992        1991
                                                              ----        ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                        $  45,612   $  72,170   $ (62,076)
Non-cash adjustments to reconcile net income
  (loss) to net cash provided by operating
  activities:
  Depreciation and amortization                             12,255       9,293       6,502
  Interest on 7 1/2% zero coupon convertible
    subordinated debentures                                 14,912      15,746      15,002
  Purchase of in-process technology (common
    stock portion)                                               -           -      74,664
  Extraordinary item-debt refinancing                        5,893           -           -
  Cumulative effect of change in accounting
    for income taxes                                        (6,573)          -           -
  Decrease (increase) in assets:
    Receivables                                             (3,351)     (6,693)    (13,916)
    Inventories                                              4,725     (10,473)     (5,135)
    Prepaid expenses and other current assets               (1,859)     (3,537)     (5,944)
  Increase (decrease) in liabilities:
    Accounts payable                                           140       4,978        (307)
    Accrued and other liabilities                           (1,530)      9,276       1,940
    Deferred revenue                                        (1,102)      4,158       3,642
    Other long-term liabilities                              7,113       1,647       5,219
                                                         ---------   ---------   ---------
      Total adjustments                                     30,623      24,395      81,667
                                                         ---------   ---------   ---------
        Net cash provided by operating
          activities                                        76,235      96,565      19,591

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                       (23,784)    (41,398)    (34,059)
Decrease (increase) in short-term
  investments                                               63,567     (16,457)      8,869
Decrease (increase) in long-term investments                44,461     (83,456)   (124,396)
Decrease (increase) in cash surrender
  value-life insurance                                       4,285     (14,237)     (4,747)
Decrease (increase) in other assets                          3,965      (8,959)        224
                                                         ---------   ----------  ---------
  Net cash provided by (used in)
    investing activities                                    92,494    (164,507)   (154,109)

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption of 7 1/2% zero coupon convertible
  subordinated debentures                                 (243,878)          -           -
Issuances of short-term debt                               249,520           -           -
Principal payments on long-term debt                          (866)     (2,603)       (832)
Contribution to TDC                                       (250,000)          -           -
Other issuances of common stock                            103,522      12,519      14,027
                                                         ---------   ---------   ---------
  Net cash (used in) provided by
    financing activities                                  (141,702)      9,916      13,195
                                                         ---------   ---------   ---------
Net increase (decrease) in cash and
  cash equivalents                                          27,027     (58,026)   (121,323)

Cash and cash equivalents at beginning
  of year                                                   26,656      84,682     206,005
                                                         ---------   ---------   ---------
Cash and cash equivalents at end
  of year                                                $  53,683   $  26,656   $  84,682
                                                         ---------   ---------   ---------
                                                         ---------   ---------   ---------



See accompanying notes.

                      PAGE 27 OF PAPER FORMAT ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1993, 1992 and 1991


NOTE 1:  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
ALZA Corporation ("ALZA") develops, primarily under joint development and commercialization agreements with pharmaceutical company clients, a broad range of pharmaceutical products based on ALZA's proprietary therapeutic systems technologies. ALZA's therapeutic systems can often improve the medical value as well as the cost-effectiveness of drug compounds by increasing efficacy, minimizing unpleasant or harmful side effects and/or providing greater patient compliance. Revenues from these development activities with client companies are reported as research revenue. ALZA's research revenues represent clients' reimbursement to ALZA of costs incurred in product development and clinical evaluation, including a portion of general and administrative expenses, and therefore do not contribute significantly to net income. ALZA's policy is to expense all costs of research and development related to costs incurred on its own behalf, on behalf of its clients and for acquired in-process technology.
    ALZA manufactures all or a portion of the product requirements for certain of its client companies, including Nicoderm for Marion Merrell Dow, Duragesic for Janssen, Procardia XL and Alpress LP (registered trademark) for Pfizer, Catapres-TTS (registered trademark) for Boehringer Ingelheim and Transderm Scop (registered trademark) and Efidac/24 for Ciba. ALZA also manufactures and markets, directly in the United States and internationally through distributors, its Progestasert system, Alzet osmotic pumps and Ocusert systems. Revenues from all of these activities are reported as net sales. Export sales were $18.1 million during 1993 ($12.1 million and $2.9 million in 1992 and 1991, respectively), principally to distributors and client companies in Europe.
    Royalty income and other payments based on sales by ALZA's client companies of products developed under development and commercialization agreements, and certain one-time or infrequent fees or similar payments under such agreements, are reported as royalties and fees.

                    PAGE 27-28 OF PAPER FORMAT ANNUAL REPORT
    Interest income, administrative service fees and rental income are reported as other revenue. ALZA earned interest income of $19.6 million in 1993, $20.4 million in 1992 and $21.3 million in 1991.
    One of ALZA's clients accounted for 35% of ALZA's total revenues in 1993, 29% in 1992 and 27% in 1991; a second client accounted for 13% of ALZA's total revenues in 1993, 10% in 1992 and 14% in 1991; and a third client accounted for 10% of ALZA's total revenues in 1993, 26% in 1992 and 10% in 1991.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of ALZA and its wholly-owned subsidiaries, ALZA Development Corporation, ALZA International, Inc. and ALZA Limited. All significant intercompany accounts and transactions have been eliminated.

INVENTORIES Raw materials, work in process and finished goods inventories are stated at the lower of standard cost (which approximates actual costs on a first-in, first-out cost method) or market value.


    Inventories consist of the following:

(In thousands)                                  1993           1992
                                                ----           ----
Raw materials                               $ 14,635       $ 15,870
Work in process                                9,241         12,867
Finished goods                                 1,287          1,151
                                            --------       --------
     Total inventories                      $ 25,163       $ 29,888
                                            --------       --------
                                            --------       --------

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost, including capitalized interest additions of $1.9 million in 1993, $1.3 million in 1992 and $1.8 million in 1991. Additions and improvements are capitalized while maintenance and repairs are expensed as incurred. Depreciation and amortization are computed on the straight-line method, except for certain manufacturing equipment that is depreciated on a per unit manufactured basis, over estimated useful lives, as follows:


Buildings                        30 to 50 years
Leasehold improvements           Terms of the leases (1 to 5 years)
Equipment                        3 to 9 years
Prepaid land leases              Terms of the leases (38 to 82 years)


                      PAGE 28 OF PAPER FORMAT ANNUAL REPORT
     Prepaid land leases represent ALZA's total cost, paid in advance, of leasehold rights to land upon which certain of ALZA's buildings in Palo Alto are situated. Included in construction in progress are payments made in connection with the facilities being constructed or modified, and the installation of related equipment in Mountain View (primarily research and development) and Vacaville (primarily commercial manufacturing).

CASH INVESTMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS ALZA reports all highly liquid debt instruments purchased with a maturity of three months or less as cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates their fair value. The fair value of marketable debt and equity securities is based on quoted market prices. At December 31, 1993 and 1992, the carrying amount of investments reported as short-term (a maturity of one year or less) approximated their fair value. Long-term investments (a maturity greater than one year), with a carrying amount of $163 million at December 31, 1993 and $208 million at December 31, 1992, had a fair value of approximately $165 million and $212 million at December 31, 1993 and December 31, 1992, respectively.

CREDIT AND INVESTMENT RISK Most of ALZA's revenues, comprised primarily of royalties and fees, net sales and research revenues, are derived from agreements with major pharmaceutical company clients with significant cash resources. Therefore, ALZA considers its credit risk related to these transactions to be minimal.
     ALZA invests excess cash in securities of banks and companies from a variety of industries, with strong credit ratings, and in U.S. government obligations. These securities typically bear minimal risk and ALZA has not experienced any losses on its investments due to institutional failure or bankruptcy. ALZA's policy is designed to limit exposure with any one institution.

                    PAGE 28-29 OF PAPER FORMAT ANNUAL REPORT
PER SHARE INFORMATION Per share information for 1993 and 1992 is based on weighted average common and dilutive common equivalent shares, including ALZA Common Stock, warrants and options, for the period each was outstanding. Per share information for 1991 is based solely on weighted average shares of Common Stock outstanding. Common equivalent shares (which, if included, would have brought the total to 76.2 million shares) have not been considered in the computation for 1991 since their inclusion would have an antidilutive effect. Fully diluted earnings per share are not presented for 1993 and 1992 since dilution is less than 3% each year.

NOTE 2:  MANUFACTURING WRITE-OFF
In December 1993, ALZA wrote off approximately $28.1 million related primarily to ALZA's manufacturing activities. This write-off resulted from both non-recurring expenses and allowances related to scale-up of the production of certain products and to excess transdermal manufacturing capacity and equipment resulting from ALZA's facilities expansion in Vacaville, California. The facilities expansion was followed by lower than anticipated Nicoderm production requirements, reflecting the decline in Nicoderm sales in 1993. The $28.1 million included $10.1 million of inventory write-downs, $6.8 million of equipment write-offs, $4.6 million of allowances reducing sales and receivables and $6.6 million of anticipated future cash outlays related to contractual product supply issues. The effect of the write-off was to increase costs of products shipped by approximately $22.0 million and reduce net sales by $6.1 million.

NOTE 3:  DEBT OBLIGATIONS AND OTHER LIABILITIES
In November 1993, ALZA redeemed all of its outstanding 7 1/2% zero coupon convertible subordinated debentures at a redemption price of $283.96 per $1,000 face amount. Debenture holders had the right, prior to redemption, to convert each $1,000 face amount debenture into 8.841 shares of ALZA Common Stock. A total of 940 debentures were converted into 8,307 shares of Common Stock. A

                      PAGE 29 OF PAPER FORMAT ANNUAL REPORT
total of 858,845 debentures were redeemed, representing a total redemption value of approximately $244 million. In connection with this redemption, ALZA incurred a one-time charge of approximately $3.8 million, net of income taxes of approximately $2.1 million, related to the write-off of unamortized issuance costs. This charge has been reported as an extraordinary item.
     ALZA replaced the debentures with a $250 million U.S. commercial paper program. At December 31, 1993, approximately $249.5 million (including accrued interest) in commercial paper was outstanding with an average interest rate of 3.6% and maturities of less than sixty days. The carrying amount reported in the balance sheet for short-term debt approximates its fair value. In support of the commercial paper program, ALZA has outstanding bank lines of credit totaling $250 million. No borrowings have been made under the lines of credit as of December 31, 1993.
     In March 1991, ALZA called for redemption all of its $75 million in 15-year, 5 1/2% convertible subordinated debentures at a redemption price of 102% of the principal amount. Essentially all of the debentures were converted by the holders into approximately 3.6 million shares at a conversion price of $20.83 per share.
     ALZA's other long-term liabilities are as  follows:


(In thousands)                               1993             1992
                                             ----             ----
Long-term debt                            $ 1,797          $ 2,664
Deferred income taxes                       9,906            6,783
Deferred compensation                      17,266           13,276
                                          -------          -------
     Total long-term liabilities          $28,969          $22,723
                                          -------          -------
                                          -------          -------

     Included in ALZA's long-term debt is a $1.7 million note representing the required future payments under a $5.0 million investment (included in other assets) in a low income housing partnership. Installments under this obligation will total $850,000 in each of 1995 and 1996.
     During 1987, ALZA implemented deferred compensation arrangements under which selected employees may defer a portion of their salaries. ALZA has purchased life insurance policies that it intends to use to partially finance

                    PAGE 29-30 OF PAPER FORMAT ANNUAL REPORT amounts to be paid in the future to participants, based on their deferred salary amounts and interest.

     The details of ALZA's accrued liabilities are as follows:


     (In thousands)                          1993             1992
                                             ----             ----
     Accrued income taxes                $    375         $ 10,888
     Accrued compensation                   8,212            6,235
     Manufacturing reserves
          (in 1993) and other               8,828            1,822
                                         --------         --------
          Total accrued liabilities      $ 17,415         $ 18,945
                                         --------         --------
                                         --------         --------


NOTE 4:  CAPITAL STOCK AND WARRANTS
At the Annual Meeting of Stockholders held in 1993, an amendment to ALZA's Certificate of Incorporation was approved which eliminated Class B Common Stock and changed the designation of Class A Common Stock to Common Stock.
      In November 1991, ALZA exercised its option to acquire all of the outstanding BES shares, and BES was subsequently merged into ALZA in February 1992. Warrants issued in connection with the 1988 BES subscription offering were exercisable until December 14, 1993 at $15 per share. Approximately 6.4 million of these warrants were exercised during 1993, with net proceeds to ALZA totaling approximately $96 million.
     In addition, ALZA has outstanding privately held warrants to purchase
1.0 million shares of Common Stock at an exercise price of $25 per share. The warrants will expire on January 31, 1996. In connection with the formation of TDC, ALZA has outstanding warrants to purchase approximately 1.0 million shares of Common Stock at an exercise price of $65 per share. These warrants will expire on December 31, 1999.
     ALZA is authorized to issue 100,000 shares of Preferred Stock, $.01 par value, none of which was outstanding at December 31, 1993 or 1992. The Board of Directors may determine the rights, preferences and privileges of any Preferred Stock issued in the future.

                      PAGE 30 OF PAPER FORMAT ANNUAL REPORT
NOTE 5:  ARRANGEMENTS WITH THERAPEUTIC DISCOVERY CORPORATION
In June 1993, ALZA completed the distribution of a special dividend of "Units" to ALZA stockholders. Each Unit consisted of one share of TDC Class A Common Stock and one warrant to purchase one-eighth of one share of ALZA Common Stock. Holders of record of ALZA Common Stock received one Unit for every 10 shares of ALZA Common Stock owned on May 28, 1993 with cash distributed in lieu of fractional Units. Approximately 7.7 million Units were distributed on June 11, 1993. The Units trade on the Nasdaq Stock Market (under the trading symbol TDCAZ), and will trade only as Units until the earlier of June 11, 1996 or the date on which ALZA exercises the Purchase Option (as defined below) (the "Separation Date"), at which time the warrants and TDC Class A Common Stock will trade separately. The warrants will be exercisable at a per-share exercise price of $65 at any time after the Separation Date and will expire, if not previously exercised, on December 31, 1999. In connection with the dividend, ALZA contributed $250 million in cash to TDC. As a result of this contribution and the dividend, ALZA's total assets and stockholders' equity were each reduced by $250 million during the second quarter of 1993. Research revenue from TDC during 1993 was approximately $4.9 million.
     TDC was formed for the purpose of selecting and developing new human pharmaceutical products combining ALZA's proprietary drug delivery technology with various drug compounds, and commercializing such products, most likely through licensing to ALZA. ALZA and TDC have entered into a development agreement (the "Development Contract") pursuant to which ALZA conducts research and development activities on behalf of TDC. ALZA has granted to TDC a royalty-free, nonexclusive, perpetual license to use ALZA's proprietary drug delivery technology to develop and commercialize specified TDC products.
     ALZA has an option to license any products developed by TDC, on a product-by-product basis, providing ALZA with access to a potential pipeline of products for worldwide commercialization. If ALZA exercises its license option for any

                    PAGE 30-31 OF PAPER FORMAT ANNUAL REPORT product, ALZA will make royalty payments to TDC with respect to such product if the product is sold by ALZA (up to a maximum of 5% of ALZA's net sales) or, if the product is sold by a third party, sublicensing fees of up to 50% of ALZA's sublicensing revenues with respect to the product. ALZA has an option, exercisable on a product-by-product basis, to buy out its royalty obligation to TDC by making a one-time payment that is a multiple of royalties and sublicensing fees paid in specified periods.
     ALZA also has an option, exercisable in ALZA's sole discretion, to purchase, according to a predetermined formula, all (but not less than all) of the outstanding shares of TDC Class A Common Stock (the "Purchase Option"). The Purchase Option is exercisable at any time until December 31, 1999, or later under certain circumstances. The Purchase Option will expire, in any event, on the 60th day after TDC files a Form 10-K or Form 10-Q containing a balance sheet showing less than an aggregate of $5 million in cash and cash equivalents, short-term investments and long-term investments. If the Purchase Option is exercised, the exercise price will be the greatest of: (a) 25 times the worldwide royalties and sublicensing fees paid by ALZA to TDC during four specified calendar quarters or 100 times such royalties and sublicensing fees during a specified calendar quarter; in each case, less any amounts previously paid by ALZA to exercise a buy-out option with respect to any product; (b) the fair market value of one million shares of ALZA Common Stock; (c) $325 million less all amounts paid by TDC under the Development Contract; or (d) $100 million. The purchase price may be paid in cash, in ALZA Common Stock, or any combination of the two, at the option of ALZA.
     ALZA performs certain administrative services for TDC under an administrative services agreement (terminable at the option of TDC), for which ALZA is reimbursed its direct costs, plus certain overhead expenses. For the year ended December 31, 1993, administrative service revenue under this agreement was approximately $0.1 million.

                    PAGE 31-32 OF PAPER FORMAT ANNUAL REPORT
NOTE 6:  CERTAIN OTHER ARRANGEMENTS
From December 1988 through November 1991, ALZA had a research and development agreement with BES to further develop drug delivery systems utilizing ALZA's proprietary electrotransport and bioerodible polymer drug delivery technologies and to develop and commercialize, most likely through licensing, pharmaceutical products based on these technologies. The net proceeds to BES of the December 1988 subscription offering were used primarily to make payments to ALZA under the research and development agreement, including $14.7 million in 1991.
     In November 1991, ALZA exercised its option to acquire all outstanding shares of BES Class A Common Stock and restructured its arrangements with On-Site. As a result of these transactions, ALZA incurred a one-time charge of $101.3 million in the fourth quarter of 1991. The $101.3 million charge against earnings included a $74.7 million non-cash charge for the purchase price of all
3.2 million outstanding BES shares. The purchase price paid by ALZA was $23 per BES share and was paid in shares of ALZA Common Stock. In February 1992, BES was merged into ALZA and each BES share was exchanged for .5772 ALZA shares, resulting in the issuance of approximately 1.9 million ALZA shares. Also included in the $101.3 million charge were BES liabilities assumed by ALZA, costs of the BES acquisition and costs of the On-Site restructuring. After related income tax credits, the one-time charge represented a loss of approximately $1.38 per share in 1991.

NOTE 7:  EMPLOYEE COMPENSATION AND BENEFIT PLANS
In 1993, ALZA adopted a company-wide bonus plan, the PACE plan, under which substantially all employees were eligible to receive a bonus. The annual bonus, if any, is to be determined by ALZA's Board of Directors, in its discretion, based on the Company's performance during the year. For plan year 1993, the PACE award totaled $1.8 million. Under ALZA's Executive Incentive Plan, selected employees can receive additional cash awards. For plan year 1993 the awards totaled $0.8 million to 86 participants (including $0.4 million under the PACE plan); for

                      PAGE 32 OF PAPER FORMAT ANNUAL REPORT
plan year 1992 the awards totaled $1.0 to 73 participants; and for the plan year 1991 the awards totaled $1.1 million to 66 participants. The amounts awarded are expensed during the plan year to which they relate.
     ALZA has an employee stock purchase plan under which essentially all ALZA employees may participate and purchase stock at 85% of its fair market value at certain specified dates. Employee contributions are limited to 15% of compensation and no more than 300,000 shares may be purchased by all participants in any plan year. In June 1993, 1992 and 1991, in aggregate 126,905, 107,970 and 90,922 shares, respectively, of ALZA Common Stock were purchased by the participants under the terms of the plan. To date, 845,059 shares have been issued under the plan and 704,941 shares are available for issuance.
     In 1986, ALZA adopted a company-funded, defined contribution retirement plan for its employees. The plan provides for an annual basic contribution and allows for additional discretionary contributions on a year-by-year basis. Such contributions are allocated to participants based on the participant's salary and age. For 1993, 1992 and 1991, the total expense for such contributions to this plan was $1.9 million, $1.6 million and $1.2 million, respectively.
     ALZA has a stock option plan, adopted in 1992, whereby incentive stock options to purchase shares of ALZA Common Stock at not less than the fair market value of the stock at the date of the grant, and nonstatutory stock options to purchase shares of ALZA Common Stock at not less than 85% of the fair market value of the stock at the date of grant, have been and may be granted to certain present and potential employees, directors and consultants. To date, all options granted have had exercise prices equal to the fair market value of Common Stock on the date of grant. In addition, options granted under previous plans remain outstanding, but no additional options may be granted under such plans. Options generally expire ten years after the date of grant.
During 1993, the Company offered non-officer employees the right to amend the terms of their outstanding options to (i) reset the vesting schedule, (ii) lower the exercise

                    PAGE 32-33 OF PAPER FORMAT ANNUAL REPORT price to the fair market value on the date of the amendment and (iii) reduce the number of shares covered by the option under a formula related to the original option exercise price. These amendments resulted in the cancellation of 81,095 previously outstanding options.
     Information as to ALZA's stock options is as follows:

                                        1993                            1992
                                        ----                            ----
                                 Number        Exercise          Number           Exercise
                                 of Shares     Price             of Shares        Price
Options outstanding at
   beginning of year              2,641,329    $ 2.50-49.25      3,315,006        $  .50-39.00

Option activity during
   the year:
   Granted                        1,452,795    $19.75-42.25        287,680        $41.50-49.25
   Exercised                       (248,974)   $ 2.50-31.88       (889,157)       $  .50-39.00
   Canceled                        (207,940)   $11.50-49.25        (72,200)       $12.19-49.25
                                  ---------                      ---------
Options outstanding
   at end of year                 3,637,210    $ 4.13-49.25      2,641,329        $ 2.50-49.25
                                  ---------                      ---------
                                  ---------                      ---------
Options exercisable
   at end of year                 1,075,305    $ 4.13-49.25        961,209        $ 2.50-39.00
                                  ---------                      ---------
                                  ---------                      ---------
Options available for
   grant at end of year           1,569,635                      2,929,600
                                  ---------                      ---------
                                  ---------                      ---------



NOTE 8:  COMMITMENTS AND CONTINGENCIES
ALZA leases certain buildings and equipment under operating leases. Rent expense under these leases during the years ended December 31, 1993, 1992 and 1991 was $1.7 million, $1.6 million and $1.2 million, respectively. Aggregate minimum rental commitments under noncancellable operating lease arrangements as of December 31, 1993 were $4.6 million and are payable as follows: $1.4 million in 1994, $1.3 million in 1995, $0.8 million in 1996, $0.6 million in 1997, $0.5 million in 1998 and $33,000 thereafter.

NOTE 9:  INCOME TAXES
Effective January 1, 1993, ALZA changed its method of accounting for income taxes to the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). As

                      PAGE 33 OF PAPER FORMAT ANNUAL REPORT
permitted under the new standard, prior years' financial statements have not been restated. The cumulative effect of adopting SFAS 109 was approximately $6.6 million. The information as disclosed for the years ended December 31, 1992 and 1991 is computed under the requirements of SFAS 96, the prior standard.
   The provision for income taxes for each of the three years in the period ended December 31, 1993 consists of:


 (In thousands)                       1993            1992            1991
                                      ----            ----            ----
   Federal:
     Current                        $15,270         $33,299         $17,698
     Deferred                         2,782          (9,194)         (2,084)
                                    -------         -------         -------
                                     18,052          24,105          15,614
   State:
     Current                          4,644           9,046           4,766
     Deferred                           388             134             289
                                    -------         -------         -------
                                      5,032           9,180           5,055
                                    -------         -------         -------
   Provision for income taxes       $23,084         $33,285         $20,669
                                    -------         -------         -------
                                    -------         -------         -------


   Tax benefits associated with employee stock option transactions reduced accrued income taxes by approximately $2.3 million in the year ended December 31, 1993.
   The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the differences are as follows:


(In thousands)                        1993            1992            1991
                                      ----            ----            ----
Expected federal tax
   at 35% (34% for 1992 and 1991)   $23,084         $35,855        $(14,078)
State income taxes, net of
   federal benefit                    3,271           6,059           3,336
In-process technology,
   net of tax benefit                     -          (4,725)         32,948
Investment and research
   tax credits                       (2,172)         (3,763)           (870)
Other                                (1,099)           (141)           (667)
                                    -------         -------        --------
Provision for income taxes          $23,084         $33,285        $ 20,669
                                    -------         -------        --------
                                    -------         -------        --------

                      PAGE 34 OF PAPER FORMAT ANNUAL REPORT

     Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities for 1993 are as follows:


(In thousands)                                        1993
                                                      ----
Deferred tax assets:
   Inventories                                      $ 7,018
   Reserves                                           2,690
   Deferred compensation                              7,087
   Capitalized research expenses                     11,528
   Deferred revenue                                   2,717
   Other                                              6,642
                                                     ------
          Total deferred tax assets                  37,682

Deferred tax liabilities:
   Property, plant and equipment                     25,814
   Other                                              1,793
                                                    -------
          Total deferred tax liabilities             27,607
                                                    -------
Net deferred tax assets                             $10,075
                                                    -------
                                                    -------

     During 1992 and 1991, deferred income taxes were provided for differences in the timing of recording certain revenue and expense items for tax and financial reporting purposes. The sources and tax effects of these differences were as follows:


   (In thousands)                      1992            1991
                                       ----            ----
   State income taxes               $(1,904)        $  (873)
   Tax over book depre-
     ciation                          5,079           4,616
   Deferred compensation and
     other accrued liabilities       (2,965)         (1,059)
   Research and development
     amortization                    (5,604)         (3,047)
   Research tax credits              (2,038)              -
   Inventory valuation               (1,573)         (1,559)
   Other                                (55)            127
                                    -------         -------
   Increase in prepaid
     income taxes                   $(9,060)        $(1,795)
                                    -------         -------
                                    -------         -------

   The acquisition of BES in 1991 was treated as a tax-free reorganization for income tax purposes. As a result, a substantial portion of the 1991 one-time charge of $101.3 million for the purchase of in-process technology was not deductible for income tax purposes. Tax benefits resulting from the amounts

                    PAGE 34-35 OF PAPER FORMAT ANNUAL REPORT which were deductible reduced the provision for income taxes by approximately $7.5 million in 1992 and $1.5 million in 1991. For financial statement purposes, approximately $9.3 million of unbenefited tax deductions remaining as a result of the BES acquisition, was recognized in 1993 as part of the cumulative effect of adopting SFAS 109.

NOTE 10:  LITIGATION AND PRODUCT LIABILITY
Two patent infringement suits were filed in late 1991 against both Marion Merrell Dow and ALZA in connection with the commercialization of Nicoderm.
In May 1992, one of the infringement suits was withdrawn and, under the settlement, ALZA and Marion Merrell Dow agreed to withdraw their countersuit. The settlement had no impact on the financial statements of any of the parties. The remaining suit is in the discovery phase.
   During the second quarter of 1993, two securities class action lawsuits were filed against ALZA and certain of its officers and directors. The lawsuits have since been consolidated into one suit. The consolidated lawsuit claims that ALZA issued and allowed to be issued various public statements that were materially false and misleading, primarily with respect to the Nicoderm product. Under a recent court order, ALZA's outside directors are to be removed as defendants in the suit. ALZA believes that the lawsuit is without merit and is vigorously defending it.
   During the third quarter of 1993, a derivative suit was filed against certain officers and directors of ALZA. The lawsuit claims that some or all of the named persons engaged in the mismanagement of the company and improperly obtained profits from the sale of ALZA securities. This suit has been assigned to the same judge as the consolidated case described above. Activities on the derivative suit have been stayed pursuant to a stipulation and a court order. ALZA believes that the lawsuit is without merit.
   Subsequent to year end, ALZA was served with a suit seeking a declaration of unenforceability and invalidity of an ALZA patent relating to

                      PAGE 35 OF PAPER FORMAT ANNUAL REPORT
transdermal administration of fentanyl and alleging violation of antitrust laws. ALZA believes the suit to be without merit and intends to aggressively pursue its dismissal.
   Historically, the cost of resolution of ALZA's liability (including product liability) claims has not been significant, and ALZA is not aware of any asserted or unasserted claims pending against it, including suits mentioned above, the resolution of which would have a material impact on ALZA's financial statements.

NOTE 11:  STATEMENT OF CASH FLOWS

Supplemental disclosures of cash flow information:


(In thousands)                                1993      1992      1991
                                              ----      ----      ----
Cash paid during the year for:
     Income taxes                        $  27,866    $23,115    $14,700
     Interest                               48,756      1,402          -


Cash paid for interest in 1993 includes $46.1 million of original issue discount paid as part of the redemption price for the 7 1/2% zero coupon debentures.
     Supplemental schedule of noncash investing and financing activities:


(In thousands)                                1993      1992      1991
                                              ----      ----      ----
     Conversion of 7 1/2% zero
        coupon debentures                $     267    $   530    $     -
     Distribution of TDC units             250,000         -           -
     Conversion of 5 1/2%
       debentures, net                           -         -      76,634

                      PAGE 36 OF PAPER FORMAT ANNUAL REPORT

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
ALZA Corporation


We have audited the accompanying consolidated balance sheets of ALZA Corporation as of December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ALZA Corporation at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Note 9 to the financial statements, in 1993 the Company changed its method of accounting for income taxes.


                                                                   Ernst & Young

Palo Alto, California
February 22, 1994

                      PAGE 37 OF PAPER FORMAT ANNUAL REPORT

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                            1993                                         1992
                                         ----------------------------------------        ------------------------------------------
(In thousands, except per share amounts)     4th         3rd        2nd        1st             4th        3rd        2nd        1st
___________________________________________________________________________________________________________________________________
Net revenues(1)                          $46,603     $55,229    $52,734    $59,165         $62,689    $58,393    $59,045    $49,126

Gross profit (loss)(2)                    (1,234)(3)  29,423     27,010     30,929          32,917     31,685     29,117     26,249

Income (loss) before extraordinary
  item and cumulative effect of
  accounting change                       (6,117)(3)  14,127     14,090     20,769          19,822     19,433     16,816     16,099

Net income (loss)                         (9,947)(4)  14,127     14,090     27,342(5)       19,822     19,433     16,816     16,099

Income (loss) before extraordinary
  item and cumulative effect of
  accounting change per share               (.08)(3)     .18        .18        .26             .25        .24        .21        .20


Net income (loss) per share                 (.13)(4)     .18        .18        .34(5)          .25        .24        .21        .20
___________________________________________________________________________________________________________________________________


(1)   Comprising royalties and fees,net sales and research revenues.
(2) Comprising net revenues less costs of products shipped and research and product development expenses.
(3) Includes pre-tax charges and allowances of $28.1 million ($.23 per share on an after-tax basis) related primarily to manufacturing activites.
(4) Includes a $3.8 million ($.05 per share) extraordinary refinancing charge related to the redemption of ALZA's 7 1/2 zero coupon convertible subordinated debentures.
(5) Includes $6.6 million ($.08 per share) in one-time benefits resulting from the adoption of Statement of Financial Accounting Standards No. 109.

                      PAGE 37 OF PAPER FORMAT ANNUAL REPORT

SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except per share amounts)

                               1993         1992     1991         1990     1989     1988     1987     1986        1985       1984
____________________________________________________________________________________________________________________________________
Total revenues              $234,182    $250,519 $162,349     $109,425 $ 92,687 $ 84,189 $ 70,812 $ 57,799    $ 45,547    $30,484

Income (loss) before extra-
  ordinary item and
  cumulative effect of
  accounting change           42,869(1)   72,170  (62,076)(2)   24,654   18,774   17,003   13,984    9,005       5,055      2,968

Extraordinary item            (3,830)(3)       -        -            -        -        -        -    7,748(4)    4,652(4)   2,970(4)

Cumlative effect of change
  in accounting for income
  taxes                        6,573(5)        -        -            -        -        -        -        -           -          -

Net income (loss)             45,612      72,170  (62,076)      24,654   18,774   17,003   13,984   16,753       9,707      5,938

Income (loss) before extra-
  ordinary item and
  cumulative effect of
  accounting change per share    .54(1)      .90     (.88)(2)      .35      .27      .25      .21      .14         .09        .06

Extraordinary item per share    (.05)(3)       -        -            -        -        -        -      .12(4)      .09(4)     .06(4)

Cumulative effect of change
  in accounting for income
  taxes per share                .08(5)        -        -            -        -        -        -        -           -          -

Net income (loss) per share      .57         .90     (.88)         .35      .27      .25      .21      .26         .18        .12

Total assets                 621,824     698,381  580,490      530,868  288,447  261,588  243,479  137,306     160,444     44,871

Commercial paper             249,520           -         -           -        -        -        -        -           -          -

Convertible debentures             -     228,966  213,220      273,218   75,000   75,000   75,000        -      22,575     25,000

Other long-term liabilities   28,969      22,723   23,607       19,474   10,357    8,884    6,090    2,686       2,894      3,095
____________________________________________________________________________________________________________________________________


(1) Includes pre-tax charges and allowances of $28.1 million ($.23 per share on an after-tax basis) related primarily to manufacturing activities.
(2) Includes the effects of a one-time charge of $101.3 million ($1.38 per share) related to the purchase of in-process technology.
(3) Debt refinancing, net of income taxes, related to the redemption of ALZA's 7 1/2% zero coupon convertible subordinated debentures.
(4)  Related to the utilization of federal net operating loss carryforwards.
(5) One-time benefits resulting from the adoption of Statement of Financial Accounting Standards No. 109.

                      PAGE 38 OF PAPER FORMAT ANNUAL REPORT

ALZA COMMON STOCK

ALZA Common Stock is listed for trading (symbol AZA) on the New York Stock Exchange (since June 1, 1992). Prior to June 1, 1992, ALZA Common Stock was listed for trading on the American Stock Exchange. ALZA Common Stock is quoted in the WALL STREET JOURNAL and other newspapers. As of December 31, 1993, there were 10,495 holders of record. ALZA has never paid cash dividends on its common stock and has no plan to do so in the foreseeable future. The quarterly high and low sales prices for the calendar years 1993 and 1992, as reported on the composite tape for the applicable exchange are shown below:


                               ALZA COMMON STOCK
                            ------------------------
                            1993                1992
                         ---------            --------
                       HIGH      LOW       HIGH      LOW
   First Quarter    $ 47 1/8  $ 25 1/4  $ 55 3/4  $ 40 5/8

   Second Quarter     35 1/8    22 7/8    48 5/8    38 7/8

   Third Quarter      26 3/4    19 1/4    50 3/8    40 3/8

   Fourth Quarter     29 1/2    20 7/8    47 3/8    33 1/2
