Form 10-K405, Exhibit 13
ALZA CORP
filed 1995-03-31
CIK 4310

PAGE 12 OF PAPER FORMAT ANNUAL REPORT                            EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

ALZA reported net income of $58.1 million in 1994, compared to net income of $45.6 million in 1993 and $72.2 million in 1992. Included in the 1993 results were pre-tax charges and allowances of $28.1 million primarily related to manufacturing activities, a $3.8 million extraordinary charge related to the redemption of ALZA's 7 1/2% zero coupon convertible subordinated debentures and $6.6 million of benefits related to the adoption of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). Without these unusual items, ALZA would have reported net income of $61.1 million for 1993.

TOTAL REVENUES (Presented graphically in paper format Annual Report) (In thousands)

                           1994      1993      1992      1991      1990
                        --------   -------   -------   -------   -------
Royalties and fees      $123,748   113,318   114,684    64,142    41,660
Product development       68,715    46,783    39,081    41,653    34,664
Net sales                 68,511    53,630    75,488    33,953    22,929
Interest & other          17,782    20,451    21,266    22,601    10,172
                        --------   -------   -------   -------   -------
TOTAL REVENUES          $278,756   234,182   250,519   162,349   109,425



ROYALTIES AND FEES

Sales of many ALZA-developed products increased in 1994 and as a result, ALZA's 1994 royalties and fees reached a record level of $123.7 million. Royalties and fees were $113.3 million and $114.7 million in 1993 and 1992, respectively. Contributing to the 1994 growth in royalties and fees were initial royalties on Adalat CR[REGISTERED TRADEMARK] and Glucotrol XL[REGISTERED TRADEMARK] and an increase in Duragesic[REGISTERED TRADEMARK] royalties. While Pfizer Inc ("Pfizer") sales of Procardia XL[REGISTERED TRADEMARK] increased slightly in 1994 as compared with 1993, royalties were reduced by approximately $8 million to provide for a potential adjustment in royalty revenue on U.S. sales of Procardia XL[REGISTERED TRADEMARK] for the period from November 1993 through December 1994. In July 1994, Pfizer informed ALZA that in November 1993 the U.S. Patent Office had issued to Bayer AG a composition of matterpatent relating to nifedipine crystals with various surface areas as

PAGE 12-13 OF PAPER FORMAT ANNUAL REPORT

the active ingredient in sustained-release formulations of nifedipine. Assuming the issued claims of the patent appropriately cover the nifedipine composition in Procardia XL[REGISTERED TRADEMARK], royalties otherwise payable by Pfizer to ALZA on U.S. sales of the product would be reduced. Until a final determination is made regarding this matter, ALZA intends to maintain a reserve sufficient to cover the maximum possible reduction in Procardia XL[REGISTERED TRADEMARK] royalties.

Royalties and fees were slightly lower in 1993 than in 1992 due to lower royalties from Nicoderm[REGISTERED TRADEMARK], offset in part by an increase in royalties from Procardia XL[REGISTERED TRADEMARK] and by initial royalties from Efidac 24[REGISTERED TRADEMARK] (pseudoephedrine hydrochloride) introduced by Ciba Self-Medication, Inc. during the second half of 1993. Royalties from Procardia XL[REGISTERED TRADEMARK] accounted for more than 50%, 60% and 50% of ALZA's royalties in 1994, 1993 and 1992, respectively.

ALZA's net income currently results primarily from royalties and fees from client companies. Royalties and fees are derived from sales by client companies of products developed jointly with ALZA, and will vary from year to year as a result of changing levels of product sales by client companies and, occasionally, the receipt by ALZA of certain one-time fees. Because ALZA's clients generally take responsibility for obtaining necessary regulatory approvals and make all marketing and commercialization decisions regarding such products, most of the variables that affect ALZA's royalties and fees are not directly within ALZA's control.

With increasing pressures for cost containment in the U.S. health care system, it can be expected that pharmaceutical product prices, including those of ALZA's royalty-bearing products, will not increase as quickly as they have in the past, and could decrease. Within the next several years, ALZA intends to become less dependent on royalties and fees as ALZA's sales and marketing activities expand and as ALZA markets more products (including products developed with Therapeutic Discovery Corporation); however, there can be no assurance that these expanded activities will be successful. In addition, health care cost containment measures will affect products marketed by ALZA.

PAGE 13 OF PAPER FORMAT ANNUAL REPORT
RESEARCH AND PRODUCT DEVELOPMENT

Product development revenue of $68.7 million in 1994 was a record for ALZA. Product development revenue in 1993 and 1992 was $46.8 million and $39.1 million, respectively. ALZA's product development revenue generally represents client reimbursement of costs, including a portion of general and administrative expenses. Therefore, product development activities do not contribute significantly to current net income. In general, ALZA's product development arrangements with its client companies also provide for ALZA to receive, as royalties and fees, payments based on future client sales of successfully developed products.

The increase in product development revenue in 1994 was due primarily to product development activities undertaken on behalf of Therapeutic Discovery Corporation ("TDC"). TDC was formed by ALZA for the purpose of selecting and developing new human pharmaceutical products combining ALZA's proprietary drug delivery technology with various drug compounds, and commercializing such products, most likely through licensing to ALZA. ALZA and TDC have entered into a development agreement pursuant to which ALZA conducts product development activities on behalf of TDC and ALZA has granted to TDC a royalty-free, nonexclusive, perpetual license to use ALZA's proprietary drug delivery technologies to develop and commercialize specified TDC products. For the years ended 1994 and 1993, ALZA had product development revenue from TDC of $31.6 million and $4.9 million, respectively. Because products in early stages of development generally require lower levels of expenditures, ALZA's product development revenue from TDC can be expected to be lower during the early stages of development. Product development revenue from TDC (and, correspondingly, ALZA's product development expenses related to those TDC activities) are expected to continue to increase. At the end or 1994 more than 20 TDC-funded projects were under way, with additional product candidates under consideration.

PAGE 13-14 OF PAPER FORMAT ANNUAL REPORT
INVESTMENT IN RESEARCH AND PRODUCT DEVELOPMENT (Presented graphically in paper format Annual Report)


(In thousands)

                              1994      1993      1992      1991      1990
                           --------   -------   -------   -------   --------
Investment in Research
and Product Development    $ 76,099   $53,153   $52,089   $41,163   $34,909

Research and product development expenses increased 43.2% to $76.1 million in 1994 compared to 1993, primarily as a result of activities undertaken on behalf of TDC. ALZA's total research and product development expenses were $53.2 million in 1993 and $52.1 million in 1992. As additional products are accepted by TDC into its development pipeline, ALZA expects its total research and product development expenses to increase in 1995 and beyond.

NET SALES AND COSTS OF PRODUCTS SHIPPED

ALZA's net sales increased $14.9 million to $68.5 million in 1994 compared to 1993. A portion of this increase was the result of a $6.1 million pre-tax charge in 1993 related primarily to contract manufacturing activities (see note 2 of the notes to consolidated financial statements). ALZA's net sales of $53.6 million in 1993 were lower than 1992 net sales of $75.5 million as a result of decreased shipments of transdermal products manufactured by ALZA for its client companies, principally Nicoderm[REGISTERED TRADEMARK] for Marion Merrell Dow and, to a lesser extent, the effect of the 1993 manufacturing write-off. Included in net sales are sales generated from contract manufacturing activities for ALZA's client companies and sales of ALZA-marketed products.

Net sales from ALZA contract manufacturing activities were $57.4 million in 1994. Because of the mix and volume of clients' product requirements, the level of contract manufacturing sales fluctuates. Contract manufacturing sales increased 8.5% in 1994 compared to 1993 due primarily to higher utilization of the manufacturing capacity of ALZA's Vacaville, California manufacturing facility, predominately for OROS[REGISTERED TRADEMARK] products. Contract manufacturing sales decreased in 1993 as compared to 1992 due to the significant decrease in Nicoderm[REGISTERED TRADEMARK] production, partially offset by smaller increases in the production of other products.

PAGE 14 OF PAPER FORMAT ANNUAL REPORT

ALZA manufactures and directly markets in the U.S. the Testoderm[REGISTERED] TRADEMARK] testosterone transdermal system, the Progestasert[REGISTERED] TRADEMARK] system, ALZET[REGISTERED TRADEMARK] osmotic pumps and the Ocusert[REGISTERED TRADEMARK]system. In 1994, ALZA launched Testoderm[REGISTERED TRADEMARK], the first transdermal testosterone replacement therapy for testosterone deficient men. ALZA also manufactures the Actisite[REGISTERED TRADEMARK] periodontal fiber, which is marketed in the U.S. by a partnership between ALZA and Procter & Gamble for adjunctive treatment of periodontitis. Progestasert[REGISTERED TRADEMARK], ALZET[REGISTERED] TRADEMARK], Ocusert[REGISTERED TRADEMARK] and Actisite[REGISTERED TRADEMARK] are sold internationally through other companies under distribution agreements. ALZA has signed an agreement for the distribution of Testoderm[REGISTERED] TRADEMARK] in 10 Asian countries and initial product launches are anticipated within approximately two years upon receipt of the necessary regulatory approvals. ALZA is also negotiating a distribution arrangement for Testoderm[REGISTERED TRADEMARK] in Europe. Net sales of ALZA-marketed products were $11.1 million in 1994, compared to $6.7 million in 1993 and $6.6 million in 1992. The increase in sales of ALZA-marketed products for 1994 was almost entirely due to Testoderm[REGISTERED TRADEMARK] sales of $4.2 million.


Costs of products shipped of contract manufacturing and ALZA-marketed products decreased to $56.6 million in 1994 compared to $74.5 million in 1993. Included in the 1993 costs of products shipped was a $22.0 million pre-tax charge related primarily to manufacturing activities. Without this manufacturing charge, costs of products shipped for 1994 would have shown an increase of 8.0%. While costs of products shipped increased in 1994, net sales rose at a proportionally higher rate. Costs of products shipped increased 30.2% for 1993 from the 1992 level, primarily from the effect of the manufacturing write-off mentioned above.

ALZA's Vacaville manufacturing facility provides substantial manufacturing capacity for ALZA-developed products. Because of the nature of the substantially fixed costs at this facility, costs of products shipped as a percent of net sales may vary significantly due to the utilization of the facility and the mix of products manufactured. ALZA expects costs of products shipped, as a percent of net sales, to continue to decline over the longer

PAGE 14-15 OF PAPER FORMAT ANNUAL REPORT

term through increased utilization of capacity and greater operating efficiencies, although quarter-to-quarter fluctuations may occur.

As discussed in note 2 of the notes to consolidated financial statements, in 1993 ALZA wrote off $28.1 million related primarily to its manufacturing activities. Charges relating to the write-off of assets and cash expenditures for contractual product supply issues in 1994 approximated the original estimate of $28.1 million.

ALZA's manufacturing activities, and the products sold by ALZA and its client companies in the U.S. and/or exported to other countries, are subject to extensive regulation by the United States Food and Drug Administration ("FDA") and comparable agencies in other countries where the products are distributed. ALZA intends that all of its operations meet or exceed FDA and other regulatory standards. These standards change from time to time, and therefore compliance requires ALZA to make significant expenditures on an ongoing basis.

GENERAL, ADMINISTRATIVE AND MARKETING

General, administrative and marketing expenses increased to $33.4 million in 1994 compared to $21.4 million in 1993 and $18.2 million in 1992. The increase in 1994 from 1993 was due primarily to expenses related to the formation of ALZA Pharmaceuticals (ALZA's sales and marketing division) and launch expenses related to Testoderm[REGISTERED TRADEMARK]. ALZA Pharmaceuticals was created in 1993 for the purpose of expanding ALZA's marketing capabilities in order to commercialize ALZA-developed products, including those under development with TDC, and potentially licensed-in products. In 1994, ALZA Pharmaceuticals established a U.S. sales force of approximately 50 people and began actively promoting Testoderm[REGISTERED TRADEMARK]. ALZA Pharmaceuticals also co-promotes Glucotrol XL[REGISTERED TRADEMARK], the once-daily oral diabetes product ALZA developed with Pfizer, and the Duragesic[REGISTERED TRADEMARK] fentanyl transdermal system for the relief of severe chronic pain. The increase in expenses from 1992 to 1993 was primarily attributable to initial activities in the formation of ALZA Pharmaceuticals. ALZA expects general, administrative and marketing expenses to increase slightly during

PAGE 15-16 OF PAPER FORMAT ANNUAL REPORT

1995 as ALZA continues to expand its marketing activities.

OTHER REVENUE AND INTEREST EXPENSE


Other revenue, which consists primarily of interest income, was $17.8 million in 1994 compared to $20.5 million and $21.3 million in 1993 and 1992, respectively. The decrease in 1994 from 1993 was due primarily to the realization during 1993 of approximately $5 million in gains related to long-term investments liquidated to fund TDC. The decrease in interest income in 1993 from 1992 resulted from lower invested cash balances following the contribution of $250 million to TDC during 1993.

ALZA reported total interest expense of $19.4 million in 1994 compared to $19.2 million in 1993 and $17.5 million in 1992. In mid-1994, ALZA replaced its $250 million commercial paper program with approximately $337 million of 5 1/4% zero coupon convertible subordinated debentures. In late 1993, ALZA began the commercial paper program, the proceeds of which were used to redeem its 7 1/2% zero coupon convertible subordinated debentures. While the average interest rate on ALZA's outstanding debt was lower in 1994 compared to 1993, ALZA had higher average outstanding debt. This resulted in a slight increase in total interest expense in 1994 as compared to 1993. In 1993, interest expense increased to $19.2 million from $17.5 million in 1992 due primarily to higher accretion of the original issue discount on the 7 1/2% zero coupon convertible subordinated debentures. Interest expense is expected to increase in 1995 as compared to 1994 due to the higher amount of debt outstanding.

INCOME TAXES

ALZA's effective tax rate was 38% in 1994, compared to 35% in 1993 and 32% in 1992. The increase in 1994 is due primarily to an increase in pre-tax income without proportionate increases in estimated available tax credits. Effective January 1, 1993, ALZA adopted SFAS 109. As permitted by SFAS 109, prior year financial statements were not restated to reflect the change in accounting method. The cumulative effect of adopting SFAS 109 increased ALZA's net income by $6.6 million or $.08 per share for the year ended December 31, 1993.

PAGE 16 OF PAPER FORMAT ANNUAL REPORT
LIQUIDITY AND CAPITAL RESOURCES

During 1994, cash and cash equivalents increased from $53.7 million in 1993 to $88.8 million at the end of 1994 and investments increased from $203.8 million in 1993 to $256.1 million at the end of 1994. Unrealized losses on ALZA's investments at December 31, 1994, which resulted from increases in prevailing market interest rates, were $7.5 million, net of tax effect.

In July 1994, ALZA completed a public offering of 5 1/4% zero coupon convertible subordinated debentures ("5 1/4% Debentures") due 2014, which resulted in $328.1 million of net proceeds to ALZA. ALZA used $249.5 million of the net proceeds to retire its outstanding commercial paper. The remainder was invested in ALZA's investment portfolio, to be used for corporate purposes. By refinancing its short-term debt with fixed rate, long-term convertible debt, ALZA significantly increased its working capital, reduced its interest rate risk in a period of generally rising interest rates and eliminated the periodic interest payments on its debt.

ALZA invested approximately $37.2 million in 1994 and $23.8 million in 1993 (net of $6.8 million of equipment write-offs included in the manufacturing write-off; see note 2 of the notes to consolidated financial statements) in additions to property, plant and equipment to support its expanding research and product development and manufacturing activities. While ALZA believes its current facilities and equipment are sufficient to meet its current operating requirements, ALZA will continue to expand its facilities and equipment to support its long-term requirements. In addition, ALZA plans to add an additional commercial manufacturing site in the near future. ALZA's investment in 1995 for property, plant and equipment is expected to exceed 1994 levels.

ALZA believes that its existing cash and investment balances are adequate to fund its current cash needs. In addition, should the need arise, ALZA believes it would be able to borrow additional funds or otherwise raise additional capital. ALZA may consider using its capital to make strategic

PAGE 16 OF PAPER FORMAT ANNUAL REPORT

investments or to acquire or license technology or products. ALZA may also enter into strategic alliances with third parties which could provide additional funding for research and product development and support for product marketing and sales.

PAGE 17 OF PAPER FORMAT ANNUAL REPORT

CONSOLIDATED STATEMENT OF INCOME

Years ended December 31,
(In thousands, except per share amounts)            1994      1993        1992
                                                    ----      ----        ----
REVENUES:
Royalties and fees                               $ 123,748 $ 113,318  $ 114,684
Product development, including amounts from
  TDC(1994-$31,634; 1993-$4,869)                    68,715    46,783     39,081
Net sales                                           68,511    53,630     75,488
Other revenue, primarily interest income            17,782    20,451     21,266
                                                 --------- --------- ----------
        Total revenues                             278,756   234,182    250,519

COSTS AND EXPENSES:
Research and product development                    76,099    53,153     52,089
Costs of products shipped                           56,638    74,450     57,196
General, administrative and marketing               33,350    21,422     18,241
Interest                                            19,379    19,204     17,538
                                                 --------- --------- ----------
        Total costs and expenses                   185,466   168,229    145,064
                                                 --------- --------- ----------

Income before income taxes, extraordinary item
  and cumulative effect of accounting change        93,290    65,953    105,455

Provision for income taxes                         35,170    23,084     33,285
                                                 --------- --------- ----------

Income before extraordinary item and
  cumulative effect of accounting change            58,120    42,869     72,170

Extraordinary item-debt refinancing, net
  of income taxes                                        -    (3,830)         -

Cumulative effect of change in accounting
  for income taxes                                       -     6,573          -
                                                 --------- --------- ----------

Net income                                       $  58,120 $  45,612  $  72,170
                                                 --------- --------- ----------
                                                 --------- --------- ----------

PER COMMON AND COMMON EQUIVALENT SHARE:

Income before extraordinary item and
  cumulative effect of accounting change         $     .71 $     .54  $     .90
Extraordinary item-debt refinancing, net of
  income taxes                                           -      (.05)         -
Cumulative effect of change in accounting for
  income taxes                                           -       .08          -
                                                 --------- --------- ----------
Net income                                       $     .71 $     .57  $     .90
                                                 --------- --------- ----------
                                                 --------- --------- ----------

Weighted average common and dilutive common
  equivalent shares                                 82,286    79,859     80,345
                                                 --------- ---------  ---------
                                                 --------- ---------  ---------

See accompanying notes.

PAGE 18 OF PAPER FORMAT ANNUAL REPORT

CONSOLIDATED BALANCE SHEET


December 31,
(In thousands, except share and per share amounts)    1994       1993
                                                      ----       ----
ASSETS:
CURRENT ASSETS:

Cash and cash equivalents                         $ 88,844   $ 53,683
Short-term investments                             256,084     40,399
Receivables, net of allowance for doubtful
 accounts (1994-$259; 1993-$211)                    84,879     56,563
Inventories                                         33,415     25,163
Prepaid expenses and other current assets           29,211     22,603
                                                  --------   --------
  Total current assets                             492,433    198,411

Investments in long-term government and
  corporate notes and bonds                              -    163,391

PROPERTY, PLANT AND EQUIPMENT:
Buildings and leasehold improvements               168,001    164,417
Equipment                                          103,876     90,662
Construction in progress                            26,773      6,403
Land and prepaid land leases                        17,038     17,001
                                                  --------   --------
                                                   315,688    278,483
Less accumulated depreciation and amortization     (70,238)   (56,886)
                                                  --------   --------
  Net property, plant and equipment                245,450    221,597

Other assets                                        68,369     38,425
                                                  --------   --------

  TOTAL ASSETS                                    $806,252   $621,824
                                                  --------   --------
                                                  --------   --------


LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES:

Commercial paper                                  $      -   $249,520
Accounts payable                                    20,006     11,678
Accrued liabilities                                 18,773     17,415
Deferred revenue                                    16,340      6,698
Current portion of long-term debt                      869        867
                                                  --------   --------

  Total current liabilities                         55,988    286,178

5 1/4% zero coupon convertible subordinated
 debentures                                        344,593          -
Other long-term liabilities                         41,192     28,969
Commitments and contingencies

STOCKHOLDERS' EQUITY:
Common stock, $.01 par value,
  300,000,000 shares authorized; 82,043,188 and
  81,613,725 shares issued and outstanding at
  December 31, 1994 and 1993, respectively             820        816
Additional paid-in capital                         302,147    294,998
Unrealized loss on available-for-sale securities,
  net of tax effect                                 (7,471)         -
Retained earnings                                   68,983     10,863
                                                  --------   --------
  Total stockholders' equity                       364,479    306,677
                                                  --------   --------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $806,252   $621,824
                                                  --------   --------
                                                  --------   --------

See accompanying notes.

PAGE 19 OF PAPER FORMAT ANNUAL REPORT

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Years ended December 31, 1994, 1993, and 1992
(in thousands)


                                                                           UNREALIZED
                                                                             LOSS ON         RETAINED           TOTAL
                                                            ADDITIONAL     AVAILABLE-        EARNINGS           STOCK-
                                                COMMON       PAID-IN        FOR-SALE       (ACCUMULATED        HOLDERS'
                                                 STOCK       CAPITAL       SECURITIES        DEFICIT)           EQUITY
                                                 -----       -------       ----------        -------            ------
BALANCE, DECEMBER 31, 1991                    $    740      $ 392,437       $       -      $ (70,323)         $ 322,854

Common stock issued                                  9         12,510               -              -             12,519
Net income                                           -              -               -         72,170             72,170
                                              --------      ---------       ---------      ---------          ---------

BALANCE, DECEMBER 31, 1992                         749        404,947               -          1,847            407,543

Distribution of TDC Units                            -       (213,404)              -        (36,596)          (250,000)
Exercise of warrants                                64         95,811               -              -             95,875
Common stock issued                                  3          7,644               -              -              7,647
Net income                                           -              -               -         45,612             45,612
                                              --------      ---------       ---------      ---------          ---------
BALANCE, DECEMBER 31, 1993                         816        294,998               -         10,863            306,677

Common stock issued                                  4          7,149               -              -              7,153
Unrealized loss on
  available-for-sale
  securities, net of
  tax effect                                         -              -          (7,471)             -             (7,471)
Net income                                           -              -               -         58,120             58,120
                                              --------      ---------       ---------      ---------          ---------

BALANCE, DECEMBER 31, 1994                    $    820      $ 302,147       $  (7,471)     $  68,983          $ 364,479
                                              --------      ---------       ---------      ---------          ---------
                                              --------      ---------       ---------      ---------          ---------

See accompanying notes.

PAGE 20 OF PAPER FORMAT ANNUAL REPORT

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31,
(In thousands)

                                                                           1994           1993          1992
                                                                           ----           ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                            $  58,120      $  45,612     $  72,170
Non-cash adjustments to reconcile net income
to net cash provided by operating
activities:
   Depreciation and amortization                                         13,673         12,255         9,293
   Interest on 5 1/4% zero coupon convertible
      subordinated debentures                                             8,063              -             -
   Interest on 7 1/2% zero coupon convertible
      subordinated debentures                                                 -         14,912        15,746
   Extraordinary item-debt refinancing                                        -          5,893             -
   Cumulative effect of change in accounting
      for income taxes                                                        -         (6,573)            -
   Decrease (increase) in assets:
      Receivables                                                       (28,316)        (3,351)       (6,693)
      Inventories                                                        (8,252)         4,725       (10,473)
      Prepaid expenses and other current assets                          (1,406)        (1,859)       (3,537)
   Increase (decrease) in liabilities:
      Accounts payable                                                    8,328            140         4,978
      Accrued liabilities                                                 1,358         (1,530)        9,276
      Deferred revenue                                                    9,642         (1,102)        4,158
      Other long-term liabilities                                        13,092          7,113         1,647
                                                                      ---------      ---------     ---------
            Total adjustments                                            16,182         30,623        24,395
                                                                      ---------      ---------     ---------
   Net cash provided by operating
      activities                                                         74,302         76,235        96,565

CASH FLOWS FROM INVESTING ACTIVITIES:

Capital expenditures                                                    (37,205)       (23,784)      (41,398)
Purchases of available-for-sale securities                             (328,944)             -             -
Sales of available-for-sale securities                                  147,892              -             -
Maturities of available-for-sale securities                             102,085              -             -
Decrease (increase) in short-term
  investments                                                                 -         63,567       (16,457)
Decrease (increase) in long-term investments                                  -         44,461       (83,456)
Decrease (increase) in cash surrender
   value-life insurance and prepaid premiums                            (12,287)         4,285       (14,237)
Decrease (increase) in other assets                                       4,435          3,965        (8,959)
                                                                      ---------      ---------     ---------
   Net cash provided by (used in)
    investing activities                                               (124,024)        92,494      (164,507)

CASH FLOWS FROM FINANCING ACTIVITIES:

Net proceeds from 5 1/4% zero coupon convertible
   subordinated debentures                                              328,117              -             -
Redemption of 7 1/2% zero coupon convertible
   subordinated debentures                                                    -       (243,878)            -
Issuances (maturities) of commercial paper, net                        (249,520)       249,520             -
Principal payments on long-term debt                                       (867)          (866)       (2,603)
Contribution to TDC                                                           -       (250,000)            -
Other issuances of common stock                                           7,153        103,522        12,519
                                                                      ---------      ---------     ---------
   Net cash provided by (used in) financing
    activities                                                           84,883       (141,702)        9,916
                                                                      ---------      ---------     ---------

Net increase (decrease) in cash and
  cash equivalents                                                       35,161         27,027       (58,026)

Cash and cash equivalents at beginning
  of year                                                                53,683         26,656        84,682
                                                                      ---------      ---------     ---------

Cash and cash equivalents at end
  of year                                                             $  88,844      $  53,683     $  26,656
                                                                      ---------      ---------     ---------
                                                                      ---------      ---------     ---------

See accompanying notes.

PAGE 21 OF PAPER FORMAT ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 1994, 1993 and 1992
NOTE 1: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

ALZA Corporation ("ALZA" or the "Company") develops, primarily under joint development and commercialization agreements with pharmaceutical company clients and another client, Therapeutic Discovery Corporation ("TDC"), a board range of pharmaceutical products based on ALZA's proprietary therapeutic systems technologies. ALZA's therapeutic systems can often improve the medical value as well as the cost-effectiveness of drug compounds by increasing efficacy, minimizing unpleasant or harmful side effects and/or providing greater patient compliance. Revenues from these development activities with client companies are reported as product development revenue. ALZA's product development revenue represent clients' reimbursement to ALZA of costs incurred in product development and clinical evaluation, including a portion of general and administrative expenses, and therefore does not contribute significantly to current net income. ALZA's policy is to expense all costs of research and product development related both to costs incurred on its own behalf and on behalf of its clients.

Royalty revenue and other payments based on sales by ALZA's client companies of products developed under development and commercialization agreements, and certain one-time or infrequent fees or similar payments under such agreements, are reported as royalties and fees.

ALZA manufactures all or a portion of the product requirements for certain of its client companies, including Duragesic[REGISTERED TRADEMARK] for Janssen Pharmaceutica, Inc. ("Janssen"), Nicoderm[REGISTERED TRADEMARK] for Marion Merrell Dow ("MMD"), Procardia XL[REGISTERED TRADEMARK] and Glucotrol XL[REGISTERED TRADEMARK] for Pfizer Inc ("Pfizer"), Catapres-TTS[REGISTERED] TRADEMARK] for Boehringer Ingelheim and Efidac 24[REGISTERED TRADEMARK] (pseudoephedrine hydrochloride) for Ciba Self-Medication, Inc. ("Ciba"). In addition, ALZA manufactures and markets directly

PAGE 21 OF PAPER FORMAT ANNUAL REPORT

in the U.S., its Progestasert[REGISTERED TRADEMARK] system, ALZET[REGISTERED] TRADEMARK] osmotic pumps, the Ocusert[REGISTERED TRADEMARK] system and the Testoderm[REGISTERED TRADEMARK] testosterone transdermal system. ALZA also manufactures the Actisite[REGISTERED TRADEMARK], periodontal fiber, which is marketed in the U.S. by a partnership between ALZA and Procter & Gamble. Internationally, Progestasert[REGISTERED TRADEMARK], ALZET[REGISTERED] TRADEMARK], Ocusert[REGISTERED TRADEMARK] and Actisite[REGISTERED TRADEMARK] are marketed through distributors. Revenues from all of these activities are reported as net sales. ALZA recognizes sales revenues at the time of product shipment; sales are net of discounts, rebates and allowances. Export sales, principally to distributors and client companies in Europe, were $16.9 million, $18.1 million and $12.1 million in 1994, 1993 and 1992, respectively.

Other revenue consists primarily of interest income. ALZA earned interest income of $17.6 million, $19.6 million and $20.4 million in 1994, 1993 and 1992, respectively.

Pfizer accounted for 30% of ALZA's total revenues in 1994, 35% in 1993 and 29% in 1992; Janssen accounted for 12% of ALZA's total revenues in 1994; TDC accounted for 11% of ALZA's total revenues in 1994; Ciba accounted for 13% of ALZA's total revenues in 1993 and 10% in 1992; and MMD accounted for 10% of ALZA's total revenues in 1993 and 26% in 1992.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of ALZA and its wholly owned subsidiaries, ALZA Development Corporation, ALZA International, Inc. and ALZA Limited. All significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS
ALZA reports all highly liquid debt instruments purchased with a maturity of three months or less as cash equivalents. The carrying amount reported on the

PAGE 21-22 OF PAPER FORMAT ANNUAL REPORT

balance sheet for cash and cash equivalents approximates their fair value.

SHORT-TERM INVESTMENTS
Effective January 1, 1994, ALZA adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires certain investments to be categorized as either trading, available-for-sale, or held-to-maturity. ALZA has classified its entire investment portfolio, including cash equivalents of $86.7 million at December 31,1994, as available-for-sale. Although ALZA may not dispose of all of the securities in its investment portfolio within one year, ALZA's investment portfolio is available for current operations and, therefore, has been classified as a current asset beginning January 1, 1994. In prior years, a portion of the investment portfolio was classified as a long-term asset. In accordance with SFAS 115, prior period financial statements have not been restated to reflect the change in accounting principle. Under SFAS 115, investments in the available-for-sale category are carried at fair value with unrealized gains and losses recorded as a separate component of stockholders' equity.

As a result of adopting SFAS 115, stockholders' equity at January 1, 1994 increased by $1.2 million (net of tax effect) to reflect the net unrealized gains on available-for-sale securities previously carried at amortized cost. At December 31, 1994, net unrealized losses on available-for-sale securities were $7.5 million, net of $5.2 million tax effect.

PAGE 22 OF PAPER FORMAT ANNUAL REPORT

The following is a summary of ALZA's investment portfolio at December 31, 1994. Gross unrealized gains were immaterial at December 31, 1994 and as a result, are not shown separately.

                                                      Net         Estimated
                                                   Unrealized       Fair
(in thousands)                          Cost         Losses         Value
                                     --------       --------     ----------
U.S. Treasury securities
     and obligations of
     U.S. government
     agencies                       $ 182,677      $  (8,737)     $ 173,940

Collateralized mortgage
     obligations and asset
     backed securities                 42,084         (1,612)        40,472

Corporate securities                  130,670         (2,324)       128,346
                                     --------       --------     ----------

                                    $ 355,431      $ (12,673)     $ 342,758
                                     --------       --------     ----------
                                     --------       --------     ----------


The amortized cost and estimated fair value of debt and marketable equity securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay certain of the obligations without prepayment penalties.


                                                                  Estimated
                                                                    Fair
(in thousands)                                        Cost          Value
                                                    --------      --------
Due in one year or less                            $ 115,372     $ 115,350
Due after one year through four years                107,319       103,768
Due after four years through eight years             132,740       123,640
                                                    --------      --------
                                                   $ 355,431     $ 342,758
                                                    --------      --------
                                                    --------      --------


PAGE 23 OF PAPER FORMAT ANNUAL REPORT
CREDIT AND INVESTMENT RISK

Most of ALZA's revenues, comprised primarily of royalties and fees, product development revenue and net sales, are derived from agreements with major pharmaceutical company clients and TDC, which have significant cash resources. Therefore, ALZA considers its credit risk related to these transactions to be minimal.

ALZA invests excess cash in securities of banks and companies from a variety of industries, with strong credit ratings, and in U.S. government obligations. These securities typically bear minimal risk and ALZA has not experienced any losses on its investments due to institutional failure or bankruptcy. ALZA's investment policy is designed to limit exposure with any one institution.

INVENTORIES

Raw materials, work in process and finished goods inventories are stated at the lower of standard cost (which approximates actual costs on a first-in, first-out cost method) or market value.
     Inventories consist of the following:


(in thousands)                                  1994           1993
                                                ----           ----
Raw materials                                $18,264        $14,635
Work in process                               10,175          9,241
Finished goods                                 4,976          1,287
                                             -------        -------

     Total inventories                       $33,415        $25,163
                                             -------        -------
                                             -------        -------



PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, including capitalized interest additions of $0.3 million in 1994, $1.9 million in 1993 and $1.3 million in 1992. Additions and improvements are capitalized while maintenance and repairs are expensed as incurred. Depreciation and amortization are computed on the straight-line method, except for certain manufacturing

PAGE 23 OF PAPER FORMAT ANNUAL REPORT

equipment that is depreciated on a per unit manufactured basis, over estimated useful lives, as follows:

Buildings                               30 to 40 years
Leasehold improvements                  Terms of the leases (1 to 5 years)
Equipment                               3 to 9 years
Prepaid land leases                     Remaining terms of the leases (19 to 63
                                        years)

Prepaid land leases represent ALZA's total cost, paid in advance, of leasehold rights to land upon which certain of ALZA's buildings in Palo Alto, California are situated. Included in construction in progress are payments made in connection with the facilities being constructed or modified, and the installation of related equipment in Mountain View, California (primarily research and development) and Vacaville, California (primarily commercial manufacturing).

ACCRUED LIABILITIES

The details of ALZA's accrued liabilities are as follows:

     (in thousands)                             1994           1993
                                                ----           ----
     Accrued income taxes                    $ 1,418        $   375
     Accrued compensation                     10,099          8,212
     Manufacturing reserves and other          7,256          8,828
                                             -------        -------

          Total accrued liabilities          $18,773        $17,415
                                             -------        -------
                                             -------        -------

PER SHARE INFORMATION

Per share information is based on weighted average common and dilutive common equivalent shares, including ALZA common stock, warrants and options, for the period each was outstanding. Fully diluted earnings per share are not presented since dilution is less than 3% for each year presented.

                                       -19

PAGE 24 OF PAPER FORMAT ANNUAL REPORT

NOTE 2: MANUFACTURING WRITE-OFF

In December 1993, ALZA wrote off $28.1 million related primarily to its manufacturing activities. This write-off resulted from both non-recurring expenses and allowances related to scale-up of the production of certain products and to excess transdermal manufacturing capacity and equipment resulting from ALZA's facility expansion in Vacaville, California. The facility expansion was followed by lower than anticipated Nicoderm[REGISTERED TRADEMARK] production requirements, reflecting the decline in Nicoderm[REGISTERED] TRADEMARK] sales in 1993. The $28.1 million included $10.1 million of inventory write-downs, $6.8 million of equipment write-offs, $4.6 million of allowances reducing sales and receivables and $6.6 million of anticipated future cash outlays related to contractual product supply issues. The effect of the write-off in 1993 increased costs of products shipped by $22.0 million and reduced net sales by $6.1 million. Charges relating to the write-off of assets and cash expenditures for contractual product supply issues in 1994 approximated the original estimate of $28.1 million.

NOTE 3: DEBT OBLIGATIONS AND OTHER LIABILITIES

In November 1993, ALZA redeemed all of its outstanding 7 1/2% zero coupon convertible subordinated debentures ("7 1/2% Debentures") representing a total redemption value of $243.9 million. In connection with this redemption, ALZA incurred a one-time charge of $3.8 million, net of income taxes of $2.1 million, related to the write-off of unamortized issuance costs. This charge was reported in 1993 as an extraordinary item.

ALZA replaced the 7 1/2% Debentures with a $250 million U.S. commercial paper program. The carrying amount reported on the December 31, 1993 balance sheet for commercial paper approximated its fair value.

                                       -20

PAGE 24-25 OF PAPER FORMAT ANNUAL REPORT

In July 1994, ALZA completed a public offering of 5 1/4% zero coupon convertible subordinated debentures ("5 1/4% Debentures") The 5 1/4% Debentures were issued at a price of $354.71 per $1,000 principal amount at maturity. The offering resulted in $328.1 million of net proceeds to ALZA. Approximately $250 million of the net proceeds were used to retire ALZA's outstanding commercial paper.
The remainder will be used for general corporate purposes. The 5 1/4% Debentures, due July 2014, have a principal amount at maturity of $948.8 million. The 5 1/4% Debentures' yield to maturity is 5 1/4% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. At the option of the holder, each 5 1/4% Debenture is convertible into 12.987 shares of common stock, at any time. The 5 1/4% Debentures will be purchased by ALZA on July 14, 1999, July 14, 2004 or July 14, 2009, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date, at the option of the holder. ALZA, at its option, may elect to deliver either common stock or cash in the event of conversion or purchase of the 5 1/4% Debentures. ALZA, at its option, may redeem any or all of the 5 1/4% Debentures for cash after July 14, 1999 at a redemption price equal to the issue price plus accreted original issue discount. In connection with the offering, ALZA incurred underwriting fees and other costs of $9.0 million, which are included in other assets and are being amortized over the term of the 5 1/4% Debentures. The 5 1/4% Debentures are listed for trading on the New York Stock Exchange. At December 31,1994, the fair value of the 5 1/4% Debentures was $315.4 million.

ALZAs other long-term liabilities are as follows:


(in thousands)                                  1994           1993
                                                ----           ----
Long-term debt                               $   928        $ 1,797
Deferred income taxes                         18,513          9,906
Deferred compensation                         21,751         17,266
                                             -------        -------

     Total long-term liabilities             $41,192        $28,969
                                             -------        -------
                                             -------        -------

PAGE 25 OF PAPER FORMAT ANNUAL REPORT


Included in ALZA's long-term debt is a $850,000 note representing the required future payments under a $5.0 million investment (included in other assets) in a low income housing partnership. The aggregate annual maturities of long-term debt at December 31, 1994, payable in each of the years 1996 through 1999, are $870,000, $22,000, $24,000 and $12,000, respectively.

During 1987, ALZA implemented deferred compensation arrangements under which selected employees may defer a portion of their salaries. ALZA has purchased life insurance policies that it intends to use to partially finance amounts to be paid in the future to participants, based on their deferred salary amounts and interest.

NOTE 4: CAPITAL STOCK AND WARRANTS

In 1993, approximately 6.4 million warrants issued in connection with the 1988 Bio-Electro Systems ("BES") subscription offering were exercised. Net proceeds to ALZA totaled approximately $96 million.

ALZA has outstanding privately held warrants to purchase 1.0 million shares of common stock at an exercise price of $25 per share. The warrants will expire on January 31, 1996. In connection with the formation of TDC, ALZA has out-standing warrants to purchase approximately 1.0 million shares of common stock at an exercise price of $65 per share. The warrants will expire on December 31, 1999.

ALZA is authorized to issue 100,000 shares of preferred stock, $.01 par value, none of which was outstanding at December 31, 1994 or 1993. The Board of Directors may determine the rights, preferences and privileges of any preferred stock issued in the future.

PAGE 25-26 OF PAPER FORMAT ANNUAL REPORT

NOTE 5: ARRANGEMENTS WITH THERAPEUTIC DISCOVERY CORPORATION

In June 1993, ALZA completed the distribution of a special dividend of "Units" to ALZA stockholders. Each Unit consisted of one share of TDC Class A common stock and one warrant to purchase one-eighth of one share of ALZA common stock. Holders of record on May 28, 1993 of ALZA common stock received one Unit for every 10 shares of ALZA common stock owned, with cash distributed in lieu of fractional Units. Approximately 7.7 million Units were distributed on June 11, 1993. The Units trade on the Nasdaq Stock Market (under the trading symbol TDCAZ) and will trade only as Units until the earlier of June 11, 1996 or the date on which ALZA exercises the Purchase Option (as defined below) (the "Separation Date"), at which time the warrants and TDC Class A common stock will trade separately. The warrants will be exercisable at a per-share exercise price of $65 at any time after the Separation Date and will expire, if not previously exercised, on December 31, 1999. In connection with the dividend, ALZA contributed $250 million in cash to TDC. As a result of this contribution and the dividend, ALZA's total assets and stockholders' equity were each reduced by $250 million in 1993. Product development revenue from TDC during 1994 and 1993 was $31.6 million and $4.9 million, respectively.

TDC was formed by ALZA for the purpose of selecting and developing new human pharmaceutical products combining ALZA's proprietary drug delivery technology with various drug compounds, and commercializing such products, most likely through licensing to ALZA. ALZA and TDC have entered into a development agreement (the "Development Contract") pursuant to which ALZA conducts research and development activities on behalf of TDC. ALZA has granted to TDC a royalty-free, nonexclusive, perpetual license to use ALZA's proprietary drug delivery technology to develop and commercialize specified TDC products.

ALZA has an option to license any product developed by TDC, on a product-by-product basis, providing ALZA with access to a potential pipeline of products

PAGE 26 OF PAPER FORMAT ANNUAL REPORT

for worldwide commercialization. If ALZA exercises its license option for any product, ALZA will make royalty payments to TDC if the product is sold by ALZA (up to a maximum of 5% of ALZA's net sales of such product) or, if the product is sold by a third party, ALZA will pay TDC up to 50% of ALZA's sublicensing revenues with respect to the product. The exact percentages, of net sales and ALZA's sublicensing revenue payable to TDC, will depend on the amount of TDC's funding of the product. ALZA has an option, exercisable on a product-by-product basis, to buy out its royalty obligation to TDC by making a one-time payment that is a multiple of royalties and sublicensing fees paid in specified periods.

ALZA also has an option, exercisable at ALZA's sole discretion, to purchase, according to a predetermined formula, all (but not less than all) of the outstanding shares of TDC Class A common stock (the "Purchase Option"). The Purchase Option is exercisable at any time until December 31, 1999, or later under certain circumstances. The Purchase Option will expire, in any event, on the 60th day after TDC files a Form 10-K or Form 10-Q containing a balance sheet showing less than an aggragate of $5.0 million in cash and cash equivalents, short-term investments and long-term investments. If the Purchase Option is exercised, the exercise price will be the greatest of: (a) $100 million; (b) the fair market value of one million shares of ALZA common stock; (c) 25 times the worldwide royalties and sublicensing fees paid by ALZA to TDC during four specified calendar quarters or 100 times such royalties and sublicensing fees during a specified calendar quarter; in each case, less any amounts previously paid by ALZA to exercise a buy-out option with respect to any product; or (d) $325 million less all amounts paid by TDC under the Development Contract. The purchase price may be paid in cash, in ALZA common stock, or any combination of the two, at the option of ALZA.

PAGE 26-27 OF PAPER FORMAT ANNUAL REPORT

ALZA performs certain administrative services for TDC under an administrative services agreement (terminable at the option of TDC), for which ALZA is reimbursed its direct costs, plus certain overhead expenses. For the years ended 1994 and 1993, administrative service revenue under this agreement was $0.2 million and $0.1 million, respectively, and is included in other revenue.

NOTE 6:  EMPLOYEE COMPENSATION AND BENEFIT PROGRAMS

In 1993, ALZA adopted a company-wide bonus program, the PACE program, under which substantially all employees are eligible to receive a bonus. The annual bonus, if any, is determined by ALZA's Board of Directors, at its discretion, based on the Company's performance during the year. Under ALZA's Executive Incentive Plan ("EIP"), for which 1993 was the last plan year, selected employees received cash awards. Bonuses and awards under these programs for 1994, 1993 and 1992 were $2.6 million, $2.2 million and $1.0 million, respectively.

ALZA has an employee stock purchase plan under which essentially all ALZA employees may participate and purchase stock at 85% of its fair market value at certain specified dates. Employee contributions are limited to 15% of compensation and no more than 300,000 shares may be purchased by all participants in any plan year. In 1994, 1993 and 1992, an aggregate of 157,075, 126,905 and 107,970 shares, respectively, of ALZA common stock were purchased by the participants under the terms of this plan. Since adoption in 1984 of this plan, 1,002,134 shares have been issued under this plan and 547,866 shares are available for issuance.


In 1986, ALZA adopted a company-funded, defined contribution retirement plan for its employees. This plan provides for an annual basic contribution and allows for additional discretionary contributions on a year-by-year basis. Such contributions are allocated to participants based on the participant's

PAGE 27 OF PAPER FORMAT ANNUAL REPORT

salary and age. For 1994, 1993 and 1992, the total expense for such contributions to this plan was $2.2 million, $1.9 million and $1.6 million, respectively.

ALZA has a stock option plan, adopted in 1992, whereby incentive stock options to purchase shares of ALZA common stock at not less than the fair market value of the stock at the date of the grant, and nonstatutory stock options to purchase shares of ALZA common stock at not less than 85% of the fair market value of the stock at the date of grant, have been and may be granted to certain present and potential employees, directors and consultants. To date, all options granted have had exercise prices equal to the fair market value of common stock on the date of grant. In addition, options granted under previous plans remain outstanding, but no additional options may be granted under such plans. Options generally expire ten years after the date of grant. During 1993, the Company offered non-officer employees the right to amend the terms of their outstanding options to (i) reset the vesting schedule, (ii) lower the exercise price to the fair market value on the date of the amendment and (iii) reduce the number of shares covered by the option under a formula related to the original option exercise price. These amendments resulted in the cancellation of 81,095 previously outstanding options.

PAGE 27-28 OF PAPER FORMAT ANNUAL REPORT
     Information as to ALZA's stock options is as follows:

                                     1994                      1993
                                     ----                      ----
                             Number       Exercise       Number       Exercise
                           of Shares        Price      of Shares        Price
                           ---------      --------     ---------      --------
Options outstanding at
   beginning of year       3,637,210   $ 4.13-49.25    2,641,329   $ 2.50-49.25

Option activity during
   the year:
   Granted                 1,099,870   $19.25-25.50    1,452,795   $19.75-42.25
   Exercised                (271,688)  $ 4.13-25.88     (248,974)  $ 2.50-31.88
   Canceled                  (82,348)  $12.00-49.25     (207,940)  $11.50-49.25
                           ---------                   ---------

Options outstanding
   at end of year          4,383,044   $ 5.25-49.25    3,637,210   $ 4.13-49.25
                           ---------                   ---------
                           ---------                   ---------
Options exercisable
   at end of year          1,382,101   $ 5.25-49.25    1,075,305   $ 4.13-49.25
                           ---------                   ---------
                           ---------                   ---------
Options available for
   grant at end of year      485,048                   1,569,635
                           ---------                   ---------
                           ---------                   ---------



NOTE 7:  COMMITMENTS AND CONTINGENCIES

ALZA leases certain buildings and equipment under operating leases. Rent expense under these leases during the years ended 1994, 1993 and 1992 was $1.6 million, $1.7 million and $1.6 million, respectively. Aggregate minimum rental commitments under non-cancelable operating lease arrangements as of December 31, 1994 were $4.0 million and are payable as follows: $1.4 million in 1995, $0.7 million in 1996, $0.7 million in 1997, $0.8 million in 1998, $0.4 million in 1999 and $21,000 thereafter.

NOTE 8: INCOME TAXES

Effective January 1, 1993, ALZA changed its method of accounting for income taxes to the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). As permitted under the new standard, prior years' financial statements have not been restated. The cumulative effect of adopting SFAS 109 was a benefit of $6.6 million which consisted primarily of the remaining tax benefits resulting from the BES acquisition in 1991. The information as disclosed for 1992 is computed under the requirements of SFAS 96, the prior standard.

PAGE 28 OF PAPER FORMAT ANNUAL REPORT

The provision for income taxes is as follows for each of the three years ended December 31:

 (in thousands)                               1994       1993       1992
                                              ----       ----       ----
   Federal:
     Current                               $23,361    $15,270    $33,299
     Deferred                                4,110      2,782     (9,194)
                                           -------    -------    -------
                                            27,471     18,052     24,105
   State:
     Current                                 6,246      4,644      9,046
     Deferred                                1,453        388        134
                                           -------    -------    -------
                                             7,699      5,032      9,180
                                           -------    -------    -------
   Provision for income taxes              $35,170    $23,084    $33,285
                                           -------    -------    -------
                                           -------    -------    -------

Tax benefits associated with employee stock option transactions reduced accrued income taxes by $1.0 million and $2.3 million for 1994 and 1993, respectively.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the differences are as follows:

(in thousands)                               1994       1993        1992
                                             ----       ----        ----
Expected federal tax
   at 35% (34% for 1992)                  $32,652    $23,084     $35,855
State income taxes, net of
   federal benefit                          5,004      3,271       6,059
In-process technology,
   net of tax benefit                           -          -      (4,725)
Investment and research
   tax credits                             (1,973)    (2,172)     (3,763)
Other                                        (513)    (1,099)       (141)
                                          -------    -------     -------

Provision for income taxes                $35,170    $23,084     $33,285
                                          -------    -------     -------
                                          -------    -------     -------

PAGE 29 OF PAPER FORMAT ANNUAL REPORT

Temporary differences which give rise to a significant portion of deferred tax assets and liabilities for 1994 and 1993 are as follows:

(in thousands)                                     1994      1993
                                                   ----      ----
Deferred tax assets:
   Inventories                                  $ 6,709   $ 7,018
   Reserves                                       1,344     2,690
   Deferred compensation                          8,965     7,087
   Capitalized research expenses                  8,970    11,528
   Deferred revenue                               6,674     2,717
   Unrealized losses on available-
     for-sale securities                          5,202         -
   Other                                          6,519     6,642
                                                -------   -------
           Total deferred tax assets             44,383    37,682

Deferred tax liabilities:
   Property, plant and equipment                 32,860    25,814
   Other                                          2,002     1,793
                                                -------   -------

           Total deferred tax liabilities        34,862    27,607
                                                -------   -------

Net deferred tax assets                         $ 9,521   $10,075
                                                -------   -------
                                                -------   -------


During 1992, deferred income taxes were provided for differences in the timing of recording certain revenue and expense items for tax and financial reporting purposes. The sources and tax effects of these differences are as follows:

            (in thousands)                    1992
                                              ----
            State income taxes             $(1,904)
            Tax over book depreciation       5,079
            Deferred compensation and
             other accrued liabilities      (2,965)
            Research and development
             amortization                   (5,604)
            Research tax credits            (2,038)
            Inventory valuation             (1,573)
            Other                              (55)
                                          --------

            Increase in prepaid
             income taxes                  $(9,060)
                                           --------
                                           --------

NOTE 9: LITIGATION

In December 1991, a patent infringement suit was filed by Ciba against MMD and ALZA in connection with the commercialization of Nicoderm[REGISTERED] TRADEMARK]. In October 1994, the Court granted a motion for summary judgment brought by ALZA and MMD, ruling the patent invalid. That ruling cleared ALZA and MMD of liability for infringement of

PAGE 29-30 OF PAPER FORMAT ANNUAL REPORT

the patent. In November 1994 an appeal was filed by Ciba. Subsequent to year end, ALZA and MMD filed a suit against Ciba and LTS Lohmann Therapy Systems Corporation for infringement of two U.S. patents issued in 1994 to ALZA relating to the transdermal administration of nicotine.

In April 1993, two securities class action lawsuits were filed against ALZA and certain of its officers and directors. The lawsuits, which were consolidated into one suit, claimed that ALZA issued and allowed to be issued various public statements that were materially false and misleading, primarily with respect to the Nicoderm[REGISTERED TRADEMARK] product. In July 1993, a derivative suit was filed against certain officers and all of the directors of ALZA, which claimed that some or all of the named persons engaged in mismanagement of the Company and improperly obtained profits from the sale of ALZA securities. In order to avoid the continuing cost of litigation, ALZA entered into an agreement in 1994, which has been approved by the court, settling these related lawsuits for $3.7 million. After taking into account the coverage by the Company's directors' and officers' liability insurance, this settlement did not have a material adverse impact on the operations or financial position of the Company.

During January 1994, ALZA was served with a suit seeking a declaration of unenforceability and invalidity of an ALZA patent relating to transdermal administration of fentanyl and alleging violation of antitrust laws. In April 1994, the Court granted ALZA's motion to dismiss this case, subject to the plaintiff's right to perform limited discovery and amend its complaint. Subsequent to year end, the plaintiff amended its complaint and ALZA renewed its motion to dismiss the case.

During 1994, several product liability suits were filed against Janssen and ALZA relating to the Duragesic[REGISTERED TRADEMARK] product. Janssen is managing the defense of these suits in consultation with ALZA under an agreement between the parties.

PAGE 30 OF PAPER FORMAT ANNUAL REPORT

Historically, the cost of resolution of ALZA's liability (including product liability) claims has not been significant, and ALZA is not aware of any asserted or unasserted claims pending against it, including the suits mentioned above, the resolution of which would have a material adverse impact on the operations or financial position of the Company.


NOTE 10:  STATEMENT OF CASH FLOWS

Supplemental disclosures of cash flow information:

(in thousands)                                1994      1993      1992
                                              ----      ----      ----
Cash paid during the year for:
     Income taxes                         $ 25,655  $ 27,866  $ 23,115
     Interest                                6,321    48,756     1,402

Cash paid for interest in 1993 includes $46.1 million of original issue discount paid as part of the redemption price for the 7 1/2% Debentures.

Supplemental schedule of noncash investing and financing activities:


(in thousands)                                1994      1993      1992
                                              ----      ----      ----
     Conversion of the 7 1/2% Debentures  $      -  $    267  $    530

     Distribution of TDC Units                   -   250,000         -

     Net unrealized losses
     on available-for-sale
     securities ($12,673 less
     $5,202 tax effect)                      7,471         -         -

     Deferred issuance costs-
     5 1/4% Debentures                       8,413         -         -


PAGE 31 OF PAPER FORMAT ANNUAL REPORT

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS ALZA CORPORATION


We have audited the accompanying consolidated balance sheet of ALZA Corporation as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ALZA Corporation at December 31, 1994 and 1993, and the consolidated results of its operations, stockholders' equity and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 8 to the financial statements, in 1993 the Company changed its method of accounting for income taxes.


                                             Ernst & Young LLP


Palo Alto, California
February 17, 1995

PAGE 31 OF PAPER FORMAT ANNUAL REPORT

ALZA COMMON STOCK

ALZA common stock is listed for trading (symbol AZA) on the New York Stock Exchange. ALZA common stock prices are reported in the WALL STREET JOURNAL and other newspapers. As of December 31, 1994, there were 10,023 holders of record. ALZA has never paid cash dividends on its common stock and has no plan to do so in the foreseeable future. The quarterly high and low sales prices for the calendar years 1994 and 1993, as reported on the composite tape, are shown here:

                                ALZA COMMON STOCK
                       ----------------------------------
                            1994                   1993
                       --------------         --------------
                       HIGH       LOW         HIGH       LOW

  First Quarter       $30 3/4     $21        $47 1/8    $25 1/4

  Second Quarter       26 5/8      20 1/4     35 1/8     22 7/8

  Third Quarter        24 1/8      20 1/8     26 3/4     19 1/4

  Fourth Quarter       20 3/4      17         29 1/2     20 7/8

PAGE 32 OF PAPER FORMAT ANNUAL REPORT

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                            1994                                         1993
                                        ----------------------------------------     -----------------------------------------------
(in thousands, except per share amounts)     4th        3rd       2nd       1st             4th         3rd       2nd       1st
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                           $75,208    $66,234   $69,149   $68,165        $49,389 (1)  $57,800   $57,057   $69,936

Operating income                          24,889     20,270    23,654    26,074         (7,851)(2)   24,187    22,159    26,211

Income (loss) before extraordinary
  item and cumulative effect of
  accounting change                       15,245     12,510    14,748    15,617         (6,117)      14,127    14,090    20,769

Net income (loss)                         15,245     12,510    14,748    15,617         (9,947)(3)   14,127    14,090    27,342(4)

Income (loss) before extraordinary
  item and cumulative effect of
  accounting change per share                .19        .15       .18       .19           (.08)         .18       .18       .26


Net income (loss) per share                  .19        .15       .18       .19           (.13)         .18       .18       .34
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes pre-tax charges and allowances of $6.1 million related primarily to manufacturing activities.

(2) Includes pre-tax charges and allowances of $28.1 million ($.23 per share on an after-tax basis) related primarily to manufacturing activities.

(3) Includes a $3.8 million ($.05 per share) extraordinary debt refinancing charge related to the redemption of ALZA's 7 1/2% zero coupon convertible subordinated debentures.

(4) Includes $6.6 million ($.08 per share) in one-time benefits resulting from the adoption of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

PAGE 33 OF PAPER FORMAT ANNUAL REPORT

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share amounts)

                              1994      1993        1992      1991         1990      1989      1988      1987      1986      1985
------------------------------------------------------------------------------------------------------------------------------------
Total revenues            $278,756  $234,182    $250,519  $162,349     $109,425  $ 92,687  $ 84,189  $ 70,812  $ 57,799  $ 45,547

Income (loss) before
  extraordinary item and
  cumulative effect of
  accounting change         58,120    42,869(1)   72,170   (62,076)(2)   24,654    18,774    17,003    13,984     9,005     5,055

Net income (loss)           58,120    45,612(3)   72,170   (62,076)      24,654    18,774    17,003    13,984    16,753(4)  9,707(4)

Income (loss) before
  extraordinary item and
   cumulative effect of
   accounting change per
   share                       .71       .54         .90      (.88)         .35       .27       .25       .21       .14       .09

Net income (loss) per
  share                        .71       .57         .90      (.88)         .35       .27       .25       .21       .26       .18

Cash, cash equivalents,
  short-term investments
  and long-term
  investments              344,928   257,473     338,474   296,587      302,383   108,976   121,130   142,804    81,200    77,813

Total assets               806,252   621,824(5)  698,381   580,490      530,868   288,447   261,588   243,479   137,306   160,444

Convertible debentures     344,593         -     228,966   213,220      273,218    75,000    75,000    75,000         -    22,575

Total stockholders'
  equity                   364,479   306,677(5)  407,543   322,854      219,605   186,636   159,757   138,985   121,219    79,042
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes pre-tax charges and allowances of $28.1 million ($.23 per share on an after-tax basis) related primarily to manufacturing activities.

(2) Includes the effects of a one-time charge of $101.3 million ($1.38 per share) related to the purchase of in-process technology.

(3) Also includes $6.6 million ($.08 per share) in one-time benefits resulting from the adoption of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and a $3.8 million ($.05 per share) extraordinary charge relating to the redemption of ALZA's 7 1/2% zero coupon convertible subordinated debentures.

(4)  Includes to the utilization of federal net operating loss carryforwards.

(5) Includes the effect of the $250 million contribution to Therapeutic Discovery Corporation and the related special dividend to ALZA stockholders.