Form 10-K405, Exhibit 13
period 1995-12-31
ALZA CORP
filed 1996-04-01
CIK 4310

PAGE 15 OF PAPER FORMAT ANNUAL REPORT
                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


OVERVIEW

ALZA reported net income of $72.4 million in 1995, compared to net income of $58.1 million in 1994 and $45.6 million in 1993. Included in the 1993 results were pre-tax charges and allowances of $28.1 million primarily related to manufacturing activities, a $3.8 million extraordinary charge related to the redemption of ALZA's 7 1/2% zero coupon convertible subordinated debentures and $6.6 million of benefits related to the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Without these unusual items, ALZA would have reported net income of $61.1 million for 1993.


TOTAL REVENUES (PRESENTED GRAPHICALLY IN PAPER FORMAT ANNUAL REPORT)

(In Millions)

                                      1995     1994     1993     1992     1991
                                     -----    -----    -----    -----    -----
Royalties and fees                   $ 145    $ 124    $ 113    $ 115    $  64

Research and development               104       69       47       39       42

Net sales                               77       68       54       76       34

Interest & other                        24       18       20       21       22
                                     -----    -----    -----    -----    -----

TOTAL REVENUES                       $ 351    $ 279    $ 234    $ 251    $ 162



ROYALTIES AND FEES

ALZA's royalties and fees reached record levels in 1995. Royalties and fees, which are generally derived from sales by client companies of products developed jointly with ALZA, were $145.5 million in 1995, compared to $123.7 million and
$113.3 million in 1994 and 1993, respectively.   Adalat CR-Registered
Trademark-,

PAGE 15 OF PAPER FORMAT ANNUAL REPORT

Glucotrol XL-Registered Trademark-, and Duragesic-Registered Trademark-, among other products, contributed to the growth in royalties and fees in 1995. Included in royalties and fees for 1995 is a benefit of approximately $7 million resulting from the reversal of a reserve established after a patent infringement suit was filed in 1991 by Ciba-Geigy Corporation ("Ciba-Geigy") against ALZA and Marion Merrell Dow Inc. (now Hoechst Marion Roussel Inc.) relating to the Nicoderm-Registered Trademark- transdermal nicotine product. In October 1995 a federal appeals court upheld the most significant portions of a summary judgment previously granted by a district court in which the broadest claims of the Ciba-Geigy patent were held invalid.

Royalties and fees for 1995 and 1994 reflect a reduction of approximately $9 million and $8 million, respectively, resulting from additions to the reserve established in the third quarter of 1994 to account for a potential reduction in royalty revenue from Pfizer Inc. ("Pfizer") on sales of Procardia XL-Registered Trademark- due to a U.S. patent issued to Bayer AG. Until a further determination is made regarding this matter, ALZA intends to maintain a reserve sufficient to cover possible reductions in Procardia XL-Registered Trademark-royalties. Excluding from total royalties and fees for 1995 the benefit of the approximately $7 million reserve reversal discussed above, royalties from Procardia XL-Registered Trademark- accounted for more than 40%, 50% and 60% of ALZA's royalties and fees in 1995, 1994 and 1993, respectively.

RESEARCH AND DEVELOPMENT

Research and development expenses increased 36% to $103.4 million in 1995 compared to $76.1 million in 1994 due to increased product development activities undertaken on behalf of Therapeutic Discovery Corporation ("TDC"). ALZA's total research and development expenses in 1993 were $53.2 million.


INVESTMENT IN RESEARCH AND DEVELOPMENT  (PRESENTED GRAPHICALLY IN PAPER FORMAT
                                         ANNUAL REPORT)

(In Millions)
                                      1995     1994     1993     1992     1991
                                     -----    -----    -----    -----    -----
Investment in Research and
Development                          $ 103    $  76    $  53    $  52    $  41


PAGE 15-16 OF PAPER FORMAT ANNUAL REPORT

Research and development revenue was $104.0 million in 1995 compared to $68.7 million and $46.8 million in 1994 and 1993, respectively. ALZA's research and development revenue generally represents client reimbursement of costs, including a portion of general and administrative expenses. Therefore, product development activities do not contribute significantly to current net income.

The increase in research and development revenue in 1995 was due to product development activities undertaken on behalf of TDC. TDC, which commenced operations in mid-1993, was formed by ALZA for the purpose of selecting and developing new human pharmaceutical products combining ALZA's proprietary drug delivery technologies with various drug compounds, and commercializing such products, most likely through licensing to ALZA. ALZA and TDC have entered into a development agreement pursuant to which ALZA conducts product development activities on behalf of TDC. For the years ended 1995, 1994 and 1993, ALZA had product development revenue from TDC of $70.1 million, $31.6 million and $4.9 million, respectively. At the end of 1995 ALZA and TDC had more than 20 products in the development pipeline, including several in clinical evaluation.

NET SALES AND COSTS OF PRODUCTS SHIPPED

ALZA's net sales increased by $8.4 million to $76.9 million in 1995 compared to 1994. ALZA's 1994 net sales of $68.5 million were higher than 1993 net sales of $53.6 million in part due to a $6.1 million pre-tax charge in 1993 related primarily to contract manufacturing activities (see Note Six of the Notes to Consolidated Financial Statements). Included in net sales are sales generated from contract manufacturing activities for ALZA's client companies, and ALZA's sales of products marketed directly by ALZA and through distributors.

Net sales from ALZA's contract manufacturing activities were $63.3 million in 1995 as compared to $57.4 million and $46.9 million for 1994 and 1993, respectively. The increase in net sales from contract

PAGE 16 OF PAPER FORMAT ANNUAL REPORT

manufacturing is the result of larger orders by client companies, predominately for transdermal products in 1995 and OROS-Registered Trademark- products in 1994. Because of variability in the mix and volume of clients' product requirements, the level of contract manufacturing sales can fluctuate from period to period.

ALZA manufactures and directly markets in the U.S. the Testoderm-Registered Trademark- testosterone transdermal system, the Progestasert-Registered Trademark- system, ALZET-Registered Trademark- osmotic pumps and the Ocusert-Registered Trademark- system. In 1994, ALZA launched Testoderm-Registered Trademark-, the first transdermal testosterone replacement therapy for testosterone deficient men. ALZA also manufactures the Actisite-Registered Trademark- periodontal fiber, which is marketed in the U.S. by a partnership between ALZA and Procter & Gamble for adjunctive treatment of periodontitis. Progestasert-Registered Trademark-, ALZET-Registered Trademark-, Ocusert-Registered Trademark-, and Actisite-Registered Trademark- are sold internationally through other companies under distribution agreements. Net sales of ALZA-marketed products were $13.6 million in 1995, compared to $11.1 million in 1994 and $6.7 million in 1993. The increase in sales of ALZA-marketed products for 1995 and 1994 was due to Testoderm-Registered Trademark-sales of $6.8 million and $4.2 million, respectively.

Costs of products shipped increased to $65.4 million in 1995 compared to $56.6 million in 1994. Although net sales increased in 1995 and 1994, costs of products shipped rose at a proportionally higher rate due to increased manufacturing overhead costs, including costs associated with ALZA's ongoing quality assurance activities. Excluding the $22.0 million pre-tax charge in 1993 related primarily to manufacturing activities, costs of products shipped for 1994 increased 8% compared to 1993 as a result of higher net sales. As discussed in Note Six of the Notes to Consolidated Financial Statements, ALZA wrote off $28.1 million in 1993 related primarily to its manufacturing activities. Charges relating to the write-off of assets and cash expenditures for contractual product supply issues in 1994 approximated the original estimate.

PAGE 16-17 OF PAPER FORMAT ANNUAL REPORT

GENERAL, ADMINISTRATIVE AND MARKETING

General, administrative and marketing expenses increased to $41.1 million in 1995 compared to $33.4 million in 1994 and $21.4 million in 1993. The increase in 1995 was primarily due to a charge of approximately $7 million for a portion of the amount ALZA paid to U.S. Bioscience, Inc. ("U.S. Bioscience") under the agreement discussed below under "Outlook." Without this charge, general, administrative and marketing expenses for 1995 were essentially flat with 1994. The increase in 1994 from 1993 was due primarily to expenses in 1994 related to the formation of ALZA Pharmaceuticals (ALZA's sales and marketing division) and launch expenses related to Testoderm-Registered Trademark-. ALZA Pharmaceuticals was created for the purpose of expanding ALZA's marketing capabilities in order to commercialize ALZA-developed products, including those under development with TDC, and, potentially, licensed-in products. In 1994, ALZA Pharmaceuticals established a U.S. sales force of approximately 50 people and began actively promoting Testoderm-Registered Trademark-. ALZA Pharmaceuticals also co-promotes Glucotrol XL-Registered Trademark- with Pfizer, and Duragesic-Registered Trademark- with Janssen Pharmaceutica, Inc.

INTEREST AND OTHER REVENUE

Interest and other revenue, which consists primarily of interest income, was $24.3 million in 1995 compared to $17.8 million and $20.5 million in 1994 and 1993, respectively. The increase in 1995 over 1994 was due in large part to higher invested cash balances. The decrease in 1994 from 1993 was due primarily to the realization during 1993 of approximately $5 million in gains related to long-term investments liquidated to fund TDC.

INTEREST AND OTHER EXPENSE

ALZA reported total interest expense of $23.9 million in 1995 compared to $19.4 million in 1994 and $19.2 million in 1993. In mid-1994, ALZA replaced its $250 million commercial paper program with approximately $337 million of 5 1/4% zero coupon convertible subordinated debentures due 2014 ("5 1/4% Debentures"). In late 1993, ALZA initiated the commercial paper program, the proceeds of which were

PAGE 17 OF PAPER FORMAT ANNUAL REPORT

used to redeem its 7 1/2% zero coupon convertible subordinated debentures. While the average interest rate on ALZA's outstanding debt was lower in 1994 compared to 1993, ALZA had higher average outstanding debt, resulting in a small increase in total interest expense. The increase in 1995 interest expense as compared to 1994 was due to higher average outstanding debt and a higher average interest rate on such debt, as the 5 1/4% Debentures were outstanding for the full year.

INCOME TAXES

ALZA's effective income tax rate was 38% in 1995 and 1994, and 35% in 1993. The increased rate in 1995 and 1994 is due primarily to an increase in pre-tax income without proportionate increases in estimated available tax credits. Effective January 1, 1993, ALZA adopted SFAS 109, "Accounting for
Income Taxes". As permitted by SFAS 109, prior year financial statements were not restated to reflect the change in accounting method. The cumulative effect of adopting SFAS 109 increased ALZA's net income by $6.6 million or $.08 per share for the year ended December 31, 1993.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term investments at the end of 1995 grew 21% compared to 1994. Unrealized gains on ALZA's investments at December 31, 1995, which resulted from decreases in prevailing market interest rates, were $1.9 million, net of tax effect. At December 31, 1994, ALZA had unrealized losses on its investments of $7.5 million, net of tax effect.

NET CASH PROVIDED BY OPERATING ACTIVITIES   (PRESENTED GRAPHICALLY IN PAPER
                                             FORMAT ANNUAL REPORT)

(In Millions)
                                      1995     1994     1993     1992     1991
                                     -----    -----    -----    -----    -----
Net Cash Provided by
operating activities                  $111     $ 74     $ 76     $ 97     $ 20


PAGE 17-18 OF PAPER FORMAT ANNUAL REPORT

In July 1994, ALZA completed a public offering of 5 1/4% Debentures, which resulted in $328.1 million of net proceeds to ALZA. ALZA used $249.5 million of the net proceeds to retire its outstanding commercial paper. The remainder was invested in ALZA's investment portfolio, to be used for general corporate purposes. By refinancing its short-term debt with fixed rate, long-term convertible debt, ALZA significantly increased its working capital, reduced its interest rate risk, and eliminated the periodic interest payments on its debt.

ALZA invested approximately $46.3 million in 1995 and $37.2 million in 1994 in additions to property, plant and equipment to support its expanding research and development and manufacturing activities.

OUTLOOK

The following is intended to provide an outlook for 1996 and beyond.   To the
extent any statements made in this Annual Report, including this section, deal with information that is not historical, these statements are necessarily
forward-looking.   As such, they are subject to the occurrence of many events outside ALZA's control and are subject to various risk factors that could cause ALZA's results to be materially different from those presented in the outlook. These factors are described in ALZA's reports on Form 10-K and 10-Q filed with the Securities and Exchange Commission and include, without limitation, the inherent risk of product development failure, the risk of clinical outcomes, regulatory risks and risks related to proprietary rights, market acceptance (including third-party reimbursement) and competition.

ROYALTIES AND FEES: ALZA expects royalties and fees to continue to increase in 1996 as a result of sales growth from existing royalty-bearing products, and from the introduction of several products which have recently received marketing clearance, for which "approvable" letters have been received from the Food and Drug Administration ("FDA"), or which are awaiting approval by the FDA and regulatory authorities in other countries. Possible introductions in 1996 include Covera-HS-Registered Trademark-, DynaCirc CR-Registered Trademark- and Efidac 24-Registered Trademark- Pseudorphedrine/Brompheniramine, as well as the launch of Duragesic-Registered Trademark- and Adalat CR-Registered Trademark- in

PAGE 18 OF PAPER FORMAT ANNUAL REPORT

additional countries. However, sales of Procardia XL-Registered Trademark- by Pfizer, which accounted for more than 40% of ALZA's royalties and fees in 1995, decreased 4% in 1995, and ALZA cannot predict 1996 sales levels for this product.

Products awaiting regulatory approvals cannot be introduced until those approvals are obtained and until launch quantities have been manufactured. When, or whether, any particular product approvals will be obtained cannot be predicted. The timing of the introduction of any of the products mentioned above will not be within ALZA's control. In addition, sales of products from which ALZA derives royalties and fees are affected by the clients' marketing efforts and the introduction and marketing of competing products, among other factors. Due to increasing pressures for cost containment in the U.S. health care system, it can be expected that pharmaceutical product prices, including those of products developed by ALZA, will not increase as quickly as they have in the past, and could decrease.

RESEARCH AND DEVELOPMENT:   At the end of 1995 ALZA and TDC had more than 20
products in development, including several in clinical evaluation. As these products reach later stages of development, higher levels of expenditures generally will be required. It can therefore be expected that ALZA's product development expenses for TDC products (and, correspondingly, ALZA's product development revenue from TDC) will continue to increase during 1996.

Development agreements with client companies are generally terminable by the clients on short notice and may be terminated for many reasons, including technical issues, marketing concerns, reallocation of client resources, and changes in client priorities. In addition, revenues from any particular client program will decrease dramatically once the New Drug Application for the product has been filed. To maintain or increase product development revenues, ALZA will need to enter into new arrangements with client companies to replace revenues that are lost when programs terminate or products are submitted for regulatory approval or are approved.

PAGE 18-19 OF PAPER FORMAT ANNUAL REPORT

ALZA expects to increase significantly its internal research expenditures in 1996 through the ALZA Technology Institute in order to continue strengthening the Company's leadership in the drug delivery field. Areas of focus for 1996 include the further development of the E-TRANS-SM- electrotransprot and DUROS-SM- implant technologies, and the application of ALZA's technologies to the biotechnology and gene therapy fields.

NET SALES: If current sales trends of existing client company products manufactured by ALZA continue, ALZA expects 1996 net sales from contract manufacturing to approximate or slightly exceed 1995 levels. The launch of any of the products mentioned above would require ALZA to manufacture launch quantities of the products, and net sales from contract manufacturing in 1996 could significantly increase as a result. Because a significant portion of ALZA's net sales are generated from manufacturing products ordered by client companies, many factors affecting net sales are not within ALZA's control. Revenues will fluctuate from period to period depending on the volume, mix and timing of orders received from client companies.

In December 1995, ALZA entered into a marketing and distribution agreement with U.S. Bioscience for Ethyol-Registered Trademark- (amifostine), a unique agent for the reduction of the cumulative renal (kidney) toxicity associated with repeated administration of the chemotherapeutic drug cisplatin in patients with advanced ovarian cancer. Under the terms of the agreement, ALZA has exclusive rights to market the product in the United States for five years and will be responsible for sales and marketing; the U.S. Bioscience sale force will co-promote the product with ALZA. ALZA expects to launch the product in early 1996, and net sales of the product will be reported by ALZA. ALZA paid U.S. Bioscience an up-front payment and initial distribution fee totaling $20 million, and expects to pay $15 million in additional distribution fees during the next few years based on U.S. Bioscience clinical activities relating to Ethyol-Registered Trademark-. The amortization of the remaining portion of the marketing and distribution fees paid to U.S. Bioscience will impact costs of products shipped.

PAGE 19 OF PAPER FORMAT ANNUAL REPORT

GENERAL, ADMINISTRATIVE AND MARKETING EXPENSES: General, administrative and marketing expenses are expected to increase in 1996, in part as a result of the expenses associated with the launch of Ethyol-Registered Trademark-.
Significant expenses are incurred prior to the launch of any new product, and whether and when such expenses will be recouped is dependent upon the success of the product in the marketplace, which cannot be predicted.

LIQUIDITY AND CAPITAL RESOURCES: ALZA believes that its existing cash and investment balances are adequate to fund its cash needs for 1996 and beyond. In addition, should the need arise, ALZA believes it would be able to borrow additional funds or otherwise raise additional capital. ALZA may consider using its capital to make strategic investments or to acquire or license technology or products. ALZA may also enter into strategic alliances with third parties which could provide additional funding for research and product development and support for product marketing and sales.

LOOKING BEYOND 1996: Over the longer term, ALZA intends to become less dependent on royalties and fees as ALZA's sales and marketing activities expand and as ALZA directly markets more products (including products developed with TDC); however, there can be no assurance that these expanded activities will be successful due to factors such as the risks of product development, the length of the regulatory approval process, acceptance of products by the intended markets, and the current health care cost containment environment.

ALZA also expects that costs of products shipped, as a percent of net sales, will continue to decline over the longer term although quarter-to-quarter fluctuations will continue to occur. Higher gross margins may be achieed through increased utilization of capacity, greater operating efficiencies and a proportionate increase in the sales of ALZA-marketed products.

PAGE 20 OF PAPER FORMAT ANNUAL REPORT

CONSOLIDATED STATEMENT OF INCOME

Years ended December 31,
(In thousands, except per share amounts)                         1995          1994         1993
                                                                 ----          ----         ----
REVENUES:

Royalties and fees                                             $ 145,457    $ 123,748    $ 113,318
Research and development, including amounts from
 TDC (1995-$70,146; 1994-$31,634; 1993-$4,869)                   103,972       68,715       46,783
Net sales                                                         76,878       68,511       53,630
Interest and other                                                24,317       17,782       20,451
                                                               ----------   ----------   ----------
      Total revenues                                             350,624      278,756      234,182

COSTS AND EXPENSES:

Research and development                                         103,418       76,099       53,153
Costs of products shipped                                         65,395       56,638       74,450
General, administrative and marketing                             41,085       33,350       21,422
Interest and other                                                23,939       19,379       19,204
                                                               ----------   ----------   ----------
      Total costs and expenses                                   233,837      185,466      168,229
                                                               ----------   ----------   ----------
Income before income taxes, extraordinary item
 and cumulative effect of accounting change                      116,787       93,290       65,953

Provision for income taxes                                        44,379       35,170       23,084
                                                               ----------   ----------   ----------
Income before extraordinary item and
 cumulative effect of accounting change                           72,408       58,120       42,869

Extraordinary item-debt refinancing, net
 of income taxes                                                       -            -       (3,830)

Cumulative effect of change in accounting for
 income taxes                                                          -            -        6,573
                                                               ----------   ----------   ----------

Net income                                                     $  72,408    $  58,120    $  45,612
                                                               ----------   ----------   ----------
                                                               ----------   ----------   ----------
PER COMMON AND COMMON EQUIVALENT SHARE:

Income before extraordinary item and
 cumulative effect of accounting change                        $     .88    $     .71    $     .54
Extraordinary item-debt refinancing, net of
 income taxes                                                          -            -         (.05)
Cumulative effect of change in accounting for
 income taxes                                                          -            -          .08
                                                               ----------   ----------   ----------
Net income                                                     $     .88    $     .71    $     .57
                                                               ----------   ----------   ----------
                                                               ----------   ----------   ----------
Weighted average common and dilutive common
 equivalent shares                                                82,609       82,286       79,859
                                                               ----------   ----------   ----------
                                                               ----------   ----------   ----------

See accompanying notes.

PAGE 21 OF PAPER FORMAT ANNUAL REPORT

CONSOLIDATED BALANCE SHEET

December 31,
(In thousands, except share and per share amounts)         1995         1994
                                                           ----         ----
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents                               $  87,987    $  88,844
Short-term investments                                    331,037      256,084
Receivables, net of allowance for doubtful accounts
  (1995-$240; 1994-$259)                                  108,020       84,879
Inventories                                                34,497       33,415
Prepaid expenses and other current assets                  16,527       29,211
                                                        ----------   ----------
          Total current assets                            578,068      492,433

PROPERTY, PLANT AND EQUIPMENT:
Buildings and leasehold improvements                      178,661      168,001
Equipment                                                 130,009      103,876
Construction in progress                                   33,757       26,773
Land and prepaid land leases                               17,068       17,038
                                                        ----------   ----------
                                                          359,495      315,688
Less accumulated depreciation and amortization            (82,511)     (70,238)
                                                        ----------   ----------
          Net property, plant and equipment               276,984      245,450

Other assets                                               82,163       68,369
                                                        ----------   ----------

          TOTAL ASSETS                                  $ 937,215    $ 806,252
                                                        ----------   ----------
                                                        ----------   ----------
LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES:
Accounts payable                                        $  20,043    $  20,006
Accrued liabilities                                        29,406       18,773
Deferred revenue                                           17,630       16,340
Current portion of long-term debt                             869          869
                                                        ----------   ----------
          Total current liabilities                        67,948       55,988

5 1/4% zero coupon convertible subordinated debentures    362,944      344,593
Other long-term liabilities                                51,770       41,192
Commitments and contingencies

STOCKHOLDERS' EQUITY:
Common stock, $.01 par value,
  300,000,000 shares authorized; 82,506,419 and
  82,043,188 shares issued and outstanding at
  December 31, 1995 and 1994, respectively                    825          820
Additional paid-in capital                                310,451      302,147
Unrealized gains (losses) on available-for-sale
  securities,net of tax effect                              1,886       (7,471)
Retained earnings                                         141,391       68,983
                                                        ----------   ----------
          Total stockholders' equity                      454,553      364,479
                                                        ----------   ----------

          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $ 937,215    $ 806,252
                                                        ----------   ----------
                                                        ----------   ----------

 See accompanying notes.

PAGE 22 OF PAPER FORMAT ANNUAL REPORT

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Years ended December 31, 1995, 1994 and 1993
(In thousands)

                                                                                UNREALIZED
                                                                              GAINS (LOSSES)                            TOTAL
                                                            ADDITIONAL         ON AVAILABLE-                            STOCK-
                                          COMMON              PAID-IN            FOR-SALE           RETAINED            HOLDERS'
                                           STOCK              CAPITAL            SECURITIES          EARNINGS            EQUITY
                                       ----------         -----------          ------------        ----------          ----------
BALANCE, DECEMBER 31, 1992             $      749         $   404,947          $        -          $    1,847          $  407,543

Distribution of TDC Units                       -            (213,404)                  -             (36,596)           (250,000)
Exercise of warrants                           64              95,811                   -                   -              95,875
Common stock issued                             3               7,644                   -                   -               7,647
Net income                                      -                   -                   -              45,612              45,612
                                       ----------         -----------          ------------        ----------          ----------
BALANCE, DECEMBER 31, 1993                    816             294,998                   -              10,863             306,677

Common stock issued                             4               7,149                   -                   -               7,153
Unrealized losses on
  available-for-sale
  securities, net of
  tax effect                                    -                   -              (7,471)                  -              (7,471)
Net income                                      -                   -                   -              58,120              58,120
                                       ----------         -----------          ----------          ----------          ----------
BALANCE, DECEMBER 31, 1994                    820             302,147              (7,471)             68,983             364,479

Common  stock issued                            5               8,304                   -                   -               8,309
Unrealized gains on
  available-for-sale
  securities, net of
  tax effect                                    -                   -               9,357                   -               9,357
Net income                                      -                   -                   -              72,408              72,408
                                       ----------         -----------          ----------          ----------          ----------
BALANCE, DECEMBER 31, 1995             $      825         $   310,451          $    1,886          $  141,391          $  454,553
                                       ----------         -----------          ----------          ----------          ----------
                                       ----------         -----------          ----------          ----------          ----------

See accompanying notes.

PAGE 23 OF PAPER FORMAT ANNUAL REPORT


CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended December 31,
(In thousands)

                                                                 1995         1994         1993
                                                                 ----         ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                     $  72,408    $  58,120    $  45,612
Non-cash adjustments to reconcile net income
   to net cash provided by operating activities:
 Depreciation and amortization                                    15,274       13,673       12,255
 Interest on 5 1/4% zero coupon convertible
   subordinated debentures                                        18,351        8,063            -
 Interest on 7 1/2% zero coupon convertible
   subordinated debentures                                             -            -       14,912
 Extraordinary item-debt refinancing                                   -            -        5,893
 Cumulative effect of change in accounting
   for income taxes                                                    -            -       (6,573)
 Decrease (increase) in assets:
   Receivables                                                   (23,141)     (28,316)      (3,351)
   Inventories                                                    (1,082)      (8,252)       4,725
   Prepaid expenses and other current assets                       6,170       (1,406)      (1,859)
 Increase (decrease) in liabilities:
   Accounts payable                                                   37        8,328          140
   Accrued liabilities                                            10,633        1,358       (1,530)
   Deferred revenue                                                1,290        9,642       (1,102)
   Other long-term liabilities                                    11,437       13,092        7,113
                                                               ---------    ---------    ---------
      Total adjustments                                           38,969       16,182       30,623
                                                               ---------    ---------    ---------
 Net cash provided by operating activities                       111,377       74,302       76,235

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                             (46,309)     (37,205)     (23,784)
Purchases of available-for-sale securities                      (205,163)    (328,944)           -
Sales of available-for-sale securities                           134,069      147,892            -
Maturities of available-for-sale securities                       12,012      102,085            -
Decrease  in short-term investments                                    -            -       63,567
Decrease  in long-term investments                                     -            -       44,461
Decrease (increase) in cash surrender
 value-life insurance and prepaid premiums                        (4,100)     (12,287)       4,285
Decrease (increase) in other assets                              (10,193)       4,435        3,965
                                                               ---------    ---------    ---------
 Net cash provided by (used in) investing activities            (119,684)    (124,024)      92,494

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from 5 1/4% zero coupon convertible
 subordinated debentures                                               -      328,117            -
Redemption of 7 1/2% zero coupon convertible
 subordinated debentures                                               -            -     (243,878)
Issuances (maturities) of commercial paper, net                        -     (249,520)     249,520
Principal payments on long-term debt                                (859)        (867)        (866)
Contribution to TDC                                                    -            -     (250,000)
Issuances of common stock                                          8,309        7,153      103,522
                                                               ---------    ---------    ---------
 Net cash provided by (used in) financing activities               7,450       84,883     (141,702)
                                                               ---------    ---------    ---------

Net increase (decrease) in cash and
  cash equivalents                                                  (857)      35,161       27,027

Cash and cash equivalents at beginning of year                    88,844       53,683       26,656
                                                               ---------    ---------    ---------
Cash and cash equivalents at end of year                       $  87,987    $  88,844    $  53,683
                                                               ---------    ---------    ---------
                                                               ---------    ---------    ---------


See accompanying notes.

PAGE 24 OF PAPER FORMAT ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1995, 1994, AND 1993

NOTE ONE:  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

ALZA Corporation ("ALZA" or the "Company") develops a broad range of pharmaceutical products based on ALZA's proprietary therapeutic systems technologies primarily under joint development and commercialization agreements with ALZA's client companies, including Therapeutic Discovery Corporation ("TDC").

Royalty revenue and other payments based on sales by ALZA's client companies of products developed under development and commercialization agreements, and certain one-time or infrequent fees or similar payments under such agreements, are reported as royalties and fees.

Revenues from development activities with client companies are reported as research and development revenue. ALZA's research and development revenue represents clients' reimbursement to ALZA of costs incurred in product development and clinical evaluation, including a portion of general and administrative expenses, and therefore does not contribute significantly to current net income. ALZA's policy is to expense all costs of research and product development related both to costs incurred on its own behalf and on behalf of its clients.

ALZA manufactures all or a portion of the product requirements for certain of its client companies, including Duragesic-Registered Trademark- for Janssen Pharmaceutica, Inc. ("Janssen"), Adalat CR-Registered Trademark- for Bayer AG, Nicoderm-Registered Trademark- for Hoechst Marion Roussel Inc. ("HMR"), Procardia XL-Registered Trademark- for Pfizer Inc. ("Pfizer"), and Catapres-TTS-Registered Trademark- for Boehringer Ingelheim Pharmaceutical, Inc. In addition, ALZA manufactures and markets directly in the U.S. its Progestasert-Registered Trademark- system, ALZET-Registered Trademark- osmotic pumps, the Ocusert-Registered Trademark- system and the Testoderm-Registered Trademark- testosterone transdermal system. ALZA also manufactures the Actisite-Registered Trademark- periodontal fiber, which is marketed in the U.S. by a partnership between ALZA and Procter & Gamble. Internationally,

PAGE 24-25 OF PAPER FORMAT ANNUAL REPORT

Progestasert-Registered Trademark-, ALZET-Registered Trademark-, Ocusert-Registered Trademark- and Actisite-Registered Trademark- are marketed by ALZA through distributors. Revenues from all of these activities are reported as net sales. ALZA recognizes sales revenues at the time of product shipment; sales are net of discounts, rebates and allowances. Export sales, principally to distributors and client companies in Europe, were $20.1 million, $16.9 million and $18.1 million in 1995, 1994 and 1993, respectively.

Included in interest and other revenue are revenues from ALZA's co-promotion arrangements with client companies and net losses from ALZA's partnership with Proctor & Gamble. ALZA earned interest income, including realized gains and losses on sales of investments, of $26.0 million, $17.6 million and $19.6 million in 1995, 1994 and 1993, respectively.

Pfizer accounted for 23% of ALZA's total revenues in 1995, 30% in 1994 and 35% in 1993; TDC accounted for 20% of ALZA's total revenues in 1995 and 11% in 1994; Janssen accounted for 12% of ALZA's total revenues in 1995 and 1994; HMR (formerly Marion Merrell Dow Inc.) accounted for 10% of ALZA's total revenues in 1995 and 1993; and Ciba-Geigy Corporation ("Ciba-Geigy") accounted for 13% of ALZA's total revenues in 1993.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of ALZA and its wholly-owned subsidiaries, ALZA Development Corporation, ALZA International, Inc. and ALZA Limited. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PAGE 25 OF PAPER FORMAT ANNUAL REPORT

CASH AND CASH EQUIVALENTS

ALZA reports all highly liquid debt instruments purchased with a maturity of three months or less as cash equivalents. The carrying amount reported on the balance sheet for cash and cash equivalents approximates their fair value.

SHORT-TERM INVESTMENTS

ALZA has classified its entire investment portfolio, including cash equivalents of $82.7 million and $86.7 million at December 31,1995 and 1994, respectively, as available-for-sale. Although ALZA may not dispose of all of the securities in its investment portfolio within one year, ALZA's investment portfolio is available for current operations and, therefore, has been classified as a current asset. Investments in the available-for-sale category are carried at fair value with unrealized gains and losses recorded as a separate component of stockholders' equity. At December 31, 1995, net unrealized gains on available-for-sale securities were $1.9 million, net of $1.3 million tax effect. At December 31, 1994, net unrealized losses on available-for-sale securities were $7.5 million, net of $5.2 million tax effect. The cost of securities when sold is based upon specific identification.
Realized gains and losses were not material for the years ended December 31, 1995 or 1994.

The following is a summary of ALZA's investment portfolio at December 31, 1995 and 1994:

(In thousands)                                 DECEMBER 31, 1995                              DECEMBER 31, 1994
                             -----------------------------------------------   ---------------------------------------------

                                                                   Estimated                                        Estimated
                                           Unrealized  Unrealized    Fair                  Unrealized  Unrealized     Fair
                                Cost         Gains       Losses      Value       Cost        Gains       Losses       Value
                              --------      ---------   ---------   --------   ---------   ---------   ----------   ---------
U.S. Treasury securities
    and obligations of
    U.S. government
    agencies                 $150,881      $ 1,431     $   605     $151,707    $182,677    $    14     $  8,751    $173,940

Collateralized mortgage
    obligations and asset
    backed securities          43,388          319         174       43,533      42,084          5        1,617      40,472


Corporate securities          216,285        2,256          28      218,513     130,670        464        2,788     128,346
    (primarily corporate     --------      --------    --------    --------    --------    --------    --------    --------
    notes and commercial
    paper)                   $410,554      $ 4,006     $   807     $413,753    $355,431    $   483     $ 13,156    $342,758
                             --------      --------    --------    --------    --------    --------    --------    --------
                             --------      --------    --------    --------    --------    --------    --------    --------

PAGE 26 OF PAPER FORMAT ANNUAL REPORT

The amortized cost and estimated fair value of debt securities at December 31, 1995 and 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay certain of the obligations without prepayment penalties.

(In thousands)                                                     1995                    1994
                                                       -----------------------   ------------------------
                                                                   Estimated                 Estimated
                                                                     Fair                      Fair
                                                         Cost        Value        Cost         Value
                                                       --------    --------      --------    --------

Due in one year or less                                $176,691    $176,810      $115,372    $115,350
Due after one year through four years                   138,145     139,557       107,319     103,768
Due after four years through eight years                 95,718      97,386       132,740     123,640
                                                       ---------   --------      --------    --------
                                                       $410,554    $413,753      $355,431    $342,758
                                                       --------    --------      --------    --------
                                                       --------    --------      --------    --------

CREDIT AND INVESTMENT RISK

Most of ALZA's revenues, comprised primarily of royalties and fees, research and development revenue and net sales, are derived from agreements with major pharmaceutical company clients and TDC, all of which have significant cash resources. Therefore, ALZA considers its credit risk related to these transactions to be minimal.

ALZA invests excess cash in securities of banks and companies from a variety of industries, with strong credit ratings, and in U.S. government obligations. These securities typically bear minimal risk and ALZA has not experienced any losses on its investments due to institutional failure or bankruptcy. ALZA's investment policy is designed to limit exposure with any one institution.

PAGE 26-27 OF PAPER FORMAT ANNUAL REPORT

INVENTORIES

Raw materials, work in process and finished goods inventories are stated at the lower of standard cost (which approximates actual costs on a first-in, first-out cost method) or market value.
Inventories consist of the following:

(In thousands)                      1995           1994
                                    ----           ----
Raw materials                     $15,786        $18,264
Work in process                    15,251         10,175
Finished goods                      3,460          4,976
                                  -------        -------
    Total inventories             $34,497        $33,415
                                  -------        -------
                                  -------        -------

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, including capitalized interest additions of $1.3 million in 1995, $0.3 million in 1994 and $1.9 million in 1993. Additions and improvements are capitalized while maintenance and repairs are expensed as incurred. Except for certain manufacturing equipment that is depreciated on a per unit manufactured basis, depreciation and amortization are computed on the straight-line method, over estimated useful lives, as follows:

Buildings                         30 to 40 years
Leasehold improvements            Terms of the leases (1 to 5 years)
Equipment                         3 to 9 years
Prepaid land leases               Remaining terms of the leases (18 to 62 years)

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

PAGE 27 OF PAPER FORMAT ANNUAL REPORT


ACCRUED LIABILITIES

The details of ALZA's accrued liabilities are as follows:

(In thousands)                          1995                1994
                                        ----                ----
Accrued income taxes                   $ 2,146             $ 1,418
Accrued compensation                    13,404              10,099
Other accrued liabilities               13,856               7,256
                                       -------             -------

         Total accrued liabilities     $29,406             $18,773
                                       -------             -------
                                       -------             -------

Included in other accrued liabilities at December 31, 1995 is $6.0 million, which was subsequently paid in January 1996, related to ALZA's $20 million up-front payment and initial distribution fee under its agreement with U.S. Bioscience, Inc.

PER SHARE INFORMATION

Per share information is based on weighted average common and dilutive common equivalent shares, including ALZA common stock, warrants and options, for the period each was outstanding. The 5 1/4% zero coupon convertible subordinated debentures are considered common stock equivalent shares but were not included in the per share calculation for 1995 and 1994 as their inclusion would have had an antidilutive effect. Fully diluted earnings per share are not presented since dilution is less than 3% for each year presented.

NOTE TWO:  U.S. BIOSCIENCE, INC. AGREEMENT

In December 1995, ALZA entered into a marketing and distribution agreement with U.S. Bioscience, Inc. ("U.S. Bioscience") for Ethyol-Registered Trademark- (amifostine). Under the terms of the agreement, ALZA has exclusive rights to market the product in the United States for five years and will be responsible for sales and marketing; the U.S. Bioscience sales force will co-promote the product with ALZA. ALZA expects to launch the product in early 1996. After the five-year period, which ALZA has an option to extend for one year, marketing rights to Ethyol-Registered Trademark- will revert to U.S. Bioscience and ALZA will receive payments from U.S.

PAGE 27-28 OF PAPER FORMAT ANNUAL REPORT

Bioscience for ten years based on continued sales of the product. ALZA paid U.S. Bioscience an up-front payment and initial distribution fee totaling $20 million. Of this amount, approximately $13 million was capitalized and attributed to the product as originally approved by the Food and Drug Administration. Approximately $7 million was charged to general, administrative and marketing expenses and was attributed to potential expanded product indications. ALZA expects to pay an additional $15 million in distribution fees during the next few years based on U.S. Bioscience clinical activities relating to Ethyol-Registered Trademark-.

NOTE THREE:  DEBT OBLIGATIONS AND OTHER LONG-TERM LIABILITIES

In July 1994, ALZA completed a public offering of 5 1/4% zero coupon convertible subordinated debentures due 2014 ("5 1/4% Debentures"). The 5 1/4% Debentures were issued at a price of $354.71 per $1,000 principal amount at maturity. The offering resulted in $328.1 million of net proceeds to ALZA. Approximately $250 million of the net proceeds were used to retire ALZA's outstanding commercial paper; the remainder was available for general corporate purposes. The 5 1/4% Debentures, due July 2014, have a principal amount at maturity of $948.8 million, with a yield to maturity of 5 1/4% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. At the option of the holder, each 5 1/4% Debenture is convertible into 12.987 shares of common stock at any time. At the option of the holder, the 5 1/4% Debentures will be purchased by ALZA on July 14, 1999, July 14, 2004 or July 14, 2009, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. ALZA, at its option, may elect to deliver either common stock or cash in the event of conversion or purchase of the 5 1/4% Debentures. ALZA, at its option, may redeem any or all of the 5 1/4% Debentures for cash after July 14, 1999 at a redemption price equal to the issue price plus accreted original issue discount. In connection with the offering, ALZA incurred underwriting fees and other costs of $9.0 million, which are included in other assets and are being amortized over the term of the 5 1/4% Debentures. The 5 1/4% Debentures are listed for trading on the New York Stock Exchange. At December 31, 1995 and 1994 the fair value of the 5 1/4% Debentures was $387.8 million and $315.4 million, respectively.

PAGE 28 OF PAPER FORMAT ANNUAL REPORT

ALZA's other long-term liabilities are as follows:

(In thousands)                               1995                1994
                                             ----                ----
Long-term debt                            $    69             $   928
Deferred income taxes                      25,706              18,513
Deferred compensation                      25,995              21,751
                                          -------             -------

   Total other long-term liabilities      $51,770             $41,192
                                          -------             -------
                                          -------             -------

ALZA has deferred compensation arrangements under which selected employees may defer a portion of their salaries. ALZA has purchased life insurance policies that it intends to use to partially finance amounts to be paid in the future to participants, based on their deferred salary amounts and interest.

NOTE FOUR:  CAPITAL STOCK AND WARRANTS

In 1993, approximately 6.4 million warrants, issued in connection with the 1988 Bio-Electro Systems ("BES") subscription offering, were exercised. Net proceeds to ALZA totaled approximately $96 million.

At December 31, 1995, ALZA had outstanding privately held warrants to purchase
1.0 million shares of common stock at an exercise price of $25 per share, which were subsequently exercised. Net proceeds to ALZA in 1996 totaled $25 million.

In connection with the formation of TDC, ALZA has outstanding warrants to purchase approximately 1.0 million shares of common stock at an exercise price of $65 per share. The warrants, to the extent not exercised will expire on December 31, 1999.

ALZA is authorized to issue 100,000 shares of preferred stock, $.01 par value, none of which was outstanding at December 31, 1995 or 1994. The Board of Directors may determine the rights, preferences and privileges of any preferred stock issued in the future.

PAGE 28-29 OF PAPER FORMAT ANNUAL REPORT

NOTE FIVE: ARRANGEMENTS WITH THERAPEUTIC DISCOVERY CORPORATION

In June 1993, ALZA completed the distribution of a special dividend of "Units" to ALZA stockholders. Approximately 7.7 million Units were issued; each Unit consisted of one share of TDC Class A common stock and one warrant to purchase one-eighth of one share of ALZA common stock. The Units trade on the Nasdaq Stock Market (under the trading symbol TDCAZ) and will trade only as Units until the earlier of June 11, 1996, or the date on which ALZA exercises the Purchase Option (as defined below) (the "Separation Date"), at which time the warrants and TDC Class A common stock will trade separately. The warrants will be exercisable at a per-share exercise price of $65 at any time after the Separation Date and will expire, if not previously exercised, on December 31, 1999. In connection with the dividend, ALZA contributed $250 million in cash to TDC. As a result of this contribution and the dividend, ALZA's total assets and stockholders' equity were each reduced by $250 million in 1993.

TDC was formed by ALZA for the purpose of selecting and developing new human pharmaceutical products combining ALZA's proprietary drug delivery technology with various drug compounds, and commercializing such products, most likely through licensing to ALZA. ALZA and TDC have entered into a development agreement (the "Development Contract") pursuant to which ALZA conducts research and development activities on behalf of TDC. Product development revenue from TDC during 1995, 1994 and 1993, under the contract was $70.1 million, $31.6 million and $4.9 million, respectively.

ALZA has an option to license any product developed by TDC, on a product-by-product basis, providing ALZA with access to a potential pipeline of products for worldwide commercialization. If ALZA exercises its license option for any product, ALZA will make royalty payments to TDC if the product is sold by ALZA (up to a maximum of 5% of ALZA's net sales of such product) or, if the product is sold by a third party, ALZA will pay TDC up to 50% of ALZA's sublicensing revenues with respect to the product. The exact percentages of net sales and ALZA's sublicensing revenue payable to TDC will depend on the amount of TDC's funding of the product. ALZA has an option, exercisable on a product-by-product basis, to buy out its royalty obligation to TDC by making a one-time payment that is a multiple of royalties and sublicensing

PAGE 29 OF PAPER FORMAT ANNUAL REPORT

fees paid in specified periods.


ALZA also has an option, exercisable at ALZA's sole discretion, to purchase, according to a predetermined formula, all (but not less than all) of the outstanding shares of TDC Class A common stock (the "Purchase Option"). The Purchase Option is exercisable at any time until December 31, 1999, or later under certain circumstances. The Purchase Option will expire, in any event, on the 60th day after TDC files a Form 10-K or Form 10-Q containing a balance sheet showing less than an aggregate of $5.0 million in cash and cash equivalents, short-term investments and long-term investments. If the Purchase Option is exercised, the exercise price will be the greatest of: (a) $100 million; (b) the fair market value of one million shares of ALZA common stock; (c) 25 times the worldwide royalties and sublicensing fees paid by ALZA to TDC during four specified calendar quarters or 100 times such royalties and sublicensing fees during a specified calendar quarter; in each case, less any amounts previously paid by ALZA to exercise a buy-out option with respect to any product; or (d) $325 million less all amounts paid by TDC under the Development Contract. The purchase price may be paid in cash, in ALZA common stock, or any combination of the two, at the option of ALZA.

ALZA performs certain administrative services for TDC under an administrative services agreement (terminable at the option of TDC), for which ALZA is reimbursed its direct costs, plus certain overhead expenses. For the years ended 1995, 1994 and 1993, administrative service revenue under this agreement was $0.1 million, $0.2 million and $0.1 million, respectively, and is included in interest and other revenue.

NOTE SIX:  MANUFACTURING WRITE-OFF

In December 1993, ALZA wrote off $28.1 million related primarily to its manufacturing activities. This write-off resulted from both non-recurring expenses and allowances related to scale-up of the production of certain products and to excess transdermal manufacturing capacity and equipment resulting from

PAGE 29-30 OF PAPER FORMAT ANNUAL REPORT

ALZA's facility expansion in Vacaville, California. The facility expansion was followed by lower than anticipated Nicoderm-Registered Trademark- production requirements, reflecting the decline in Nicoderm-Registered Trademark- sales in 1993. The $28.1 million included $10.1 million of inventory write-downs, $6.8 million of equipment write-offs, $4.6 million of allowances reducing sales and receivables and $6.6 million of anticipated future cash outlays related to contractual product supply issues. The effect of the write-off in 1993 increased costs of products shipped by $22.0 million and reduced net sales by $6.1 million. Charges relating to the write-off of assets and cash expenditures for contractual product supply issues in 1994 approximated the original estimate.

NOTE SEVEN:  EMPLOYEE COMPENSATION AND BENEFIT PROGRAMS

In 1993, ALZA adopted a company-wide bonus program under which substantially all employees are eligible to receive a bonus. The annual bonus, if any, is determined by ALZA's Board of Directors, at its discretion, based on the Company's performance during the year. Under ALZA's former Executive Incentive Plan, for which 1993 was the last plan year, selected employees received cash awards. Bonus and award expenses under these programs for 1995, 1994 and 1993 were $5.3 million, $2.6 million and $2.2 million, respectively.

ALZA has an employee stock purchase plan under which essentially all of ALZA employees may participate and purchase stock at 85% of its fair market value at certain specified dates. Employee contributions are limited to 15% of compensation and no more than 300,000 shares may be purchased by all participants in any plan year. In 1995, 1994 and 1993, an aggregate of 165,314, 157,075 and 126,905 shares, respectively, of ALZA common stock were purchased by the participants under the terms of this plan. Since adoption in 1984 of this plan, 1,167,448 shares have been issued under this plan and 882,552 shares are available for issuance.

In 1986, ALZA adopted a company-funded, defined contribution retirement plan for its employees. This plan provides for an annual basic contribution and allows for additional discretionary contributions on a

PAGE 30 OF PAPER FORMAT ANNUAL REPORT

year-by-year basis. Such contributions are allocated to participants based on the participant's salary and age. For 1995, 1994 and 1993, the total expense for such contributions to this plan was $2.7 million, $2.2 million and $1.9 million, respectively.

ALZA has a stock option plan, adopted in 1992 (prior plans were terminated in 1992), whereby incentive stock options to purchase shares of ALZA common stock at not less than the fair market value of the stock at the date of the grant, and nonstatutory stock options to purchase shares of ALZA common stock at not less than 85% of the fair market value of the stock at the date of grant, have been and may be granted to certain present and potential employees, directors and consultants. Grants of restricted stock also may be made under the plan; to date no restricted stock has been granted. To date, all options granted have had exercise prices equal to the fair market value of common stock on the date of grant. In addition, options granted under previous plans remain outstanding, but no additional options may be granted under such plans. Options generally expire ten years after the date of grant.

    Information as to ALZA's stock options is as follows:

                                                   1995                               1994
                                                   ----                               ----
                                         Number           Exercise           Number         Exercise
                                        of Shares          Price            of Shares        Price
                                        ---------         --------          ---------       ---------
Options outstanding at
  beginning of year                    4,383,044      $  5.25-49.25        3,637,210    $  4.13-49.25

Option activity during
  the year:
  Granted                              1,804,465      $ 20.00-24.75        1,099,870    $ 19.25-25.50
  Exercised                             (304,371)     $ 11.50-24.00         (271,688)   $  4.13-25.88
  Canceled                              (220,535)     $  5.25-49.25          (82,348)   $ 12.00-49.25
                                       ----------                          ----------
Options outstanding
  at end of year                       5,662,603      $  8.38-49.25        4,383,044    $  5.25-49.25
                                      -----------                          ----------
                                      -----------                          ----------
Options exercisable
  at end of year                       1,823,540      $  8.38-49.25        1,382,101    $  5.25-49.25
                                      -----------                          ----------
                                      -----------                          ----------
Options available for
  grant at end of year                 1,794,713                             485,048
                                      -----------                          ----------
                                      -----------                          ----------


PAGE 31 OF PAPER FORMAT ANNUAL REPORT

The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and accordingly, recognizes no compensation expense for stock option grants.

NOTE EIGHT: COMMITMENTS AND CONTINGENCIES

ALZA leases certain buildings and equipment under operating leases. Rent expense under these leases during the years ended 1995, 1994 and 1993 was $1.7 million, $1.6 million and $1.7 million, respectively. Aggregate minimum rental commitments under non-cancelable operating lease arrangements as of December 31, 1995 were $8.3 million and are payable as follows: $2.3 million in 1996, $2.3 million in 1997, $2.3 million in 1998, and $1.4 million in 1999.

NOTE NINE: INCOME TAXES

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

The provision for income taxes is as follows for each of the three years ended December 31:

(In thousands)                    1995          1994           1993
                                  ----          ----           ----
Federal:
  Current                       $30,047        $23,361        $15,270
  Deferred                        5,633          4,110          2,782
                                -------        -------        -------
                                 35,680         27,471         18,052
State:
  Current                         6,398          6,246          4,644
  Deferred                        2,301          1,453            388
                                -------        -------        -------
                                  8,699          7,699          5,032
                                -------        -------        -------
Provision for income taxes      $44,379        $35,170        $23,084
                                -------        -------        -------
                                -------        -------        -------


PAGE 31-32 OF PAPER FORMAT ANNUAL REPORT

Tax benefits associated with employee stock option transactions reduced accrued income taxes by $1.0 million for 1995 and 1994, respectively, and $2.3 million in 1993.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the differences are as follows:

(In thousands)                    1995           1994           1993
                                  ----           ----           ----

Expected federal tax at 35%    $40,875        $32,652        $23,084
State income taxes, net of
  federal benefit                5,654          5,004          3,271
Investment and research
  tax credits                   (1,266)        (1,973)        (2,172)
Other                             (884)          (513)        (1,099)
                                -------        -------        -------

Provision for income taxes     $44,379        $35,170        $23,084
                               --------       --------       --------
                               --------       --------       --------

Temporary differences which give rise to a significant portion of deferred tax assets and liabilities for 1995 and 1994 are as follows:

(In thousands)                                    1995           1994
                                                  ----           ----
Deferred tax assets:
  Inventories                               $    6,211      $   6,709
  Compensation                                  12,951         10,758
  Capitalized research expenses                  5,836          8,970
  Deferred revenue                               7,155          6,674
  Unrealized losses on available-
   for-sale securities                               -          5,202
  State income taxes                             2,386          2,021
  Other                                          2,121          4,049
                                              --------        -------

          Total deferred tax assets             36,660         44,383

Deferred tax liabilities:
  Property, plant and equipment                 38,175         32,860
  Unrealized gains on available-for-
  sale securities                                1,313              -
  Other                                          2,100          2,002
                                            ----------      ---------
          Total deferred tax liabilities        41,588         34,862
                                            ----------      ---------
Net deferred tax (liabilities) assets       $   (4,928)     $   9,521
                                            ----------      ---------
                                            ----------      ---------

PAGE 32 OF PAPER FORMAT ANNUAL REPORT

NOTE TEN: LITIGATION

In December 1991, a patent infringement suit was filed by Ciba-Geigy against Marion Merrell Dow Inc., now Hoechst Marion Roussel Inc., and ALZA in connection with the commercialization of Nicoderm-Registered Trademark-. In October 1994, the Court granted a motion for summary judgment brought by ALZA and HMR, ruling the Ciba-Geigy patent invalid. During October 1995, the Court of Appeals for the Federal Circuit upheld the most significant portions of the summary judgment decision, and sent back to the District Court the issue of validity of certain other more limited claims. ALZA believes that these narrower claims are invalid and do not cover the Nicoderm-Registered Trademark- product. Accordingly, ALZA reversed a reserve that was established after the patient infringement suit was filed. The effect of the reversal increased royalties and fees by approximately $7 million during the fourth quarter of 1995. During January 1995, ALZA and HMR filed a separate suit against Ciba-Geigy and LTS Lohmann Therapy Systems Corporation for infringement of two U.S. patents issued to ALZA in 1994 relating to the transdermal administration of nicotine.

In April 1993, two securities class action lawsuits were filed against ALZA and certain of its officers and directors. The lawsuits, which were consolidated into one suit, claimed that ALZA issued and allowed to be issued various public statements that were materially false and misleading, primarily with respect to the Nicoderm-Registered Trademark- product. In July 1993, a derivative suit was filed against certain officers and all of the directors of ALZA, which claimed that some or all of the named persons engaged in mismanagement of the Company and improperly obtained profits from the sale of ALZA securities. In order to avoid the continuing cost of litigation, ALZA entered into an agreement in 1994, which was approved by the court, settling these related lawsuits for $3.7 million. After taking into account the coverage by the Company's directors' and officers' liability insurance, this settlement did not have a material adverse impact on the operations or financial position of the Company.

During January 1994, a suit was filed against ALZA by Cygnus, Inc. ("Cygnus") seeking a declaration of unenforceability and invalidity of an ALZA patent relating to transdermal administration of fentanyl and alleging

PAGE 32-33 OF PAPER FORMAT ANNUAL REPORT

violation of antitrust laws. In April 1995, the Court granted ALZA's motion to dismiss the lawsuit. Cygnus has appealed that ruling.

Pharmaceutical companies are subject to product liability claims from time to time. Product liability suits have been filed against Janssen and ALZA from time to time relating to the Duragesic-Registered Trademark- product. Janssen is managing the defense of these suits in consultation with ALZA under an agreement between the parties.

Historically, the cost of resolution of ALZA's liability (including product liability) claims has not been significant, and ALZA is not aware of any asserted or unasserted claims pending against it, including the suits mentioned above, the resolution of which would have a material adverse impact on the operations or financial position of the Company.

NOTE ELEVEN:  STATEMENT OF CASH FLOWS

Supplemental disclosures of cash flow information:

(In thousands)                          1995           1994           1993
                                        ----           ----           ----
Cash paid during the year for:
   Income taxes                   $  36,983        $ 25,655       $ 27,866
   Interest                           2,557           6,321         48,756


Cash paid for interest in 1993 includes $46.1 million of original issue discount paid as part of the redemption price for 7 1/2% zero coupon convertible subordinated debentures ("7 1/2% Debentures") issued in December 1990 and redeemed in November 1993.

PAGE 33 OF PAPER FORMAT ANNUAL REPORT

Supplemental schedule of noncash investing and financing activities:

(In thousands)                        1995           1994           1993
                                      ----           ----           ----
Conversion of 7 1/2% Debentures     $     -         $     -      $     267

Distribution of TDC Units                 -               -        250,000

Net unrealized gains (losses)
on available-for-sale
securities, net of tax effect         9,357          (7,471)             -

Deferred issuance costs -
5 1/4% Debentures                         -           8,413              -



NOTE TWELVE: RECENTLY ISSUED ACCOUNTING STANDARD

In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt SFAS 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

PAGE 34 OF PAPER FORMAT ANNUAL REPORT

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS ALZA CORPORATION

We have audited the accompanying consolidated balance sheet of ALZA Corporation as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ALZA Corporation at December 31, 1995 and 1994, and the consolidated results of its operations, and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note Nine of Notes to Consolidated Financial Statements, in 1993 the Company changed its method of accounting for income taxes.


                                            Ernst & Young LLP


Palo Alto, California
February 16, 1996

PAGE 34 OF PAPER FORMAT ANNUAL REPORT

ALZA COMMON STOCK

ALZA common stock is listed for trading (symbol AZA) on the New York Stock Exchange. ALZA common stock prices are reported in the "Wall Street Journal" and other newspapers. As of December 31, 1995, there were 9,529 holders of record. ALZA has never paid cash dividends on its common stock and has no plan to do so in the foreseeable future. The quarterly high and low sales prices for the calendar years 1995 and 1994, as reported on the composite tape are shown below:

                                      ALZA COMMON STOCK
                        -----------------------------------------------
                                1995                       1994
                        -------------------        --------------------
                          HIGH       LOW             HIGH         LOW
    First Quarter       $ 24 1/8   $ 18 1/8        $ 30 3/4    $ 21

    Second Quarter        24 5/8     18 3/8          26 5/8      20 1/4

    Third Quarter         27         22 1/8          24 1/8      20 1/8

    Fourth Quarter        25 1/8     20 1/4          20 3/4      17


PAGE 35 OF PAPER FORMAT ANNUAL REPORT


SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands, except per share amounts)

                                             1995                                                       1994
                       -----------------------------------------------         ----------------------------------------------

                            4th          3rd          2nd          1st            4th           3rd          2nd         1st

- ------------------------------------------------------------------------------------------------------------------------------

Total revenues         $101,781      $85,598      $83,005      $80,240         $75,208      $66,234      $69,149      $68,165

Operating income         31,495       29,977       27,615       27,322          24,889       20,270       23,654       26,074

Net income               19,698       18,223       17,450       17,037          15,245       12,510       14,748       15,617

Net income per share        .24          .22          .21          .21             .19          .15          .18          .19

- ------------------------------------------------------------------------------------------------------------------------------


PAGE 35 OF PAPER FORMAT ANNUAL REPORT

SELECTED CONSOLIDATED
FINANCIAL DATA
(In thousands, except
per share amounts)

                               1995       1994      1993        1992      1991        1990     1989      1988     1987      1986

- -----------------------------------------------------------------------------------------------------------------------------------

Total revenues             $350,624   $278,756  $234,182    $250,519  $162,349    $109,425  $92,687   $84,189  $70,812   $57,799


Net income (loss)            72,408     58,120    45,612(1)   72,170   (62,076)(2)  24,654   18,774    17,003   13,984    16,753(3)


Net income (loss) per share     .88        .71       .57         .90      (.88)        .35      .27       .25      .21       .26

Cash, cash equivalents,
  short-term and long-term
  investments               419,024    344,928   257,473     338,474   296,587     302,383  108,976   121,130  142,804    81,200

Total assets                937,215    806,252   621,824(4)  698,381   580,490     530,868  288,447   261,588  243,479   137,306

Convertible debentures      362,944    344,593         -(5)  228,966   213,220     273,218   75,000    75,000   75,000         -

Total stockholders' equity  454,553    364,479   306,677(4)  407,543   322,854     219,605  186,636   159,757  138,985   121,219

- -----------------------------------------------------------------------------------------------------------------------------------


(1)Includes pre-tax charges and allowances of $28.1 million ($.23 per share on an after-tax basis) related primarily to manufacturing activities. Also includes $6.6 million ($.08 per share) in one-time benefits resulting from the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", and a $3.8 million ($0.5 per share) extraordinary charge relating to the redemption of ALZA's 7 1/2% zero coupon convertible subordinated debentures.

(2)Includes the effects of a one-time charge of $101.3 million ($1.38 per share) related to the purchase of in-process technology.

(3)Includes to the utilization of federal net operating loss carryforwards.

(4)Includes the effect of the $250 million contribution to Therapeutic Discovery Corporation and the related special dividend to ALZA stockholders.

(5)Approximately $249.5 million of Commercial paper (including accrued interest) was outstanding.