Form 10-K, Exhibit 13
period 1996-12-31
ALZA CORP
filed 1997-03-31
CIK 4310

PAGE 17 OF PAPER FORMAT ANNUAL REPORT
                                                                    EXHIBIT 13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

ALZA Corporation ("ALZA" or the "Company") reported net income of $92.4 million in 1996, compared to net income of $72.4 million in 1995 and $58.1 million in 1994. Included in the 1996 results is the net benefit of approximately $2.3 million in non-recurring items, which are discussed below.

TOTAL REVENUES (PRESENTED GRAPHICALLY IN PAPER FORMAT ANNUAL REPORT)

 (In millions)
                                1996    1995    1994    1993    1992
                               -----   -----   -----   -----   -----
Royalties and fees             $ 171   $ 145   $ 124   $ 113   $ 115
Research and development         131     104      69      47      39
Net sales                        109      77      68      54      76
Interest & other                  55      24      18      20      21
                               -----   -----   -----   -----   -----
TOTAL REVENUES                 $ 466   $ 351   $ 279   $ 234   $ 251


ROYALTIES AND FEES

Royalties and fees, which are generally derived from sales by client companies of products developed jointly with ALZA, were $171.4 million in 1996 ($162.2 million before non-recurring items), compared to $145.4 million ($138.0 million before a non-recurring item) in 1995 and $123.8 million in 1994. Excluding the non-recurring items, the growth in royalties and fees in 1996 was due to increased sales of Adalat CR-Registered Trademark- (nifedipine), Catapres TTS-Registered Trademark- (clonidine), Duragesic-Registered Trademark- (fentanyl) and Glucotrol XL-Registered Trademark- (glipizide) and royalties from sales of NicoDerm-Registered Trademark- CQ-TM- (nicotine) following its introduction in the third quarter of 1996. In addition, despite lower sales of Procardia XL-Registered Trademark- (nifedipine), royalties from this product increased due to a higher effective royalty rate, as discussed below. Reducing royalties and fees in 1996 were lower royalties on sales of Transderm-Nitro-Registered Trademark- (nitroglycerin).

PAGE 17 OF PAPER FORMAT ANNUAL REPORT

Royalties and fees for 1996 include a non-recurring benefit of $7.1 million from the reversal of a portion of the reserve accrued in 1994 and 1995 to account for a potential reduction in royalty revenue from Procardia XL-Registered Trademark-, marketed in the U.S. by Pfizer, Inc. ("Pfizer"), due to a U.S. patent issued to Bayer AG. Pfizer and ALZA entered into an agreement under which the remainder of the reserve was utilized to satisfy ALZA's potential obligations related to the resolution of this royalty issue. Under the agreement, the royalty payable by Pfizer to ALZA on sales of Procardia XL-Registered Trademark- was reset to 7%, retroactive to January 1, 1996. While ALZA's total royalties from Procardia XL-Registered Trademark-increased as a result of the higher effective royalty rate, sales of Procardia XL-Registered Trademark-, as reported by Pfizer, decreased by 11% during 1996 as compared to 1995.

Royalties and fees for 1996 also include a $6.4 million non-recurring benefit in connection with the settlement of litigation relating to patent disputes concerning transdermal nicotine patches. Under the terms of the settlement announced in June 1996, Ciba-Geigy Corporation ("Ciba"), now Novartis Pharmaceuticals Corporation ("Novartis"), made a one-time payment to Hoechst Marion Roussel Inc. ("HMR") and ALZA, and will pay ongoing royalties on Novartis' U.S. nicotine patch sales, retroactive to January 1, 1996, to be shared by HMR and ALZA.

Partially offsetting the additions to royalties and fees discussed above was a non-recurring charge to establish a reserve of $4 million representing the unamortized portion of a $5 million advance payment made in 1988 to the former limited partners of the ALZA OROS-Registered Trademark- Products Limited Partnership (the "Partnership"). The advance payment was made in connection with ALZA's exercise of its option to acquire all of the limited partners' interests in the Partnership. Under the terms of the partnership agreement, the advance payment is creditable by ALZA, within specified limits, against payments otherwise due to the former limited partners on sales of the OROS-Registered Trademark- cold/allergy products and Covera-HS-TM- (verapamil). The reserve was established due to uncertainties regarding ALZA's ability to utilize the prepayment within the time period specified in the partnership agreement.

PAGE 17-18 OF PAPER FORMAT ANNUAL REPORT

Included in royalties and fees for 1995 is a benefit of $7.4 million resulting from the reversal of a portion of a reserve established after a patent infringement suit was filed in 1991 by Ciba against ALZA and HMR relating to the Nicoderm-Registered Trademark- transdermal nicotine product. In October 1995 a federal appeals court upheld the most significant portions of a summary judgment previously granted by a district court in which the broadest claims of the Ciba patent were held invalid. This suit was settled in 1996.

Royalties and fees for 1995 and 1994 reflect reductions of $9 million and $8 million, respectively, resulting from additions to the reserve established in the third quarter of 1994 to account for the potential reduction in royalty revenue from Pfizer on sales of Procardia XL-Registered Trademark- discussed above. Including the $7.1 million benefit described above, royalties from Procardia XL-Registered Trademark- accounted for approximately 42% of ALZA's royalties and fees for 1996. Excluding non-recurring items, Procardia XL-Registered Trademark- accounted for approximately 40% of ALZA's royalties and fees for 1996. Excluding from total royalties and fees for 1995 the benefit of the $7.4 million reserve reversal discussed above, royalties from Procardia XL-Registered Trademark- accounted for more than 40% and 50% of ALZA's royalties and fees in 1995 and 1994, respectively.

RESEARCH AND DEVELOPMENT

Research and development expenses increased to $141.6 million in 1996 compared to $103.4 million in 1995 and $76.1 million in 1994. The year over year increases were due primarily to increased product development activities undertaken on behalf of Therapeutic Discovery Corporation ("TDC").

INVESTMENT IN RESEARCH AND DEVELOPMENT       (PRESENTED GRAPHICALLY IN PAPER
                                              FORMAT ANNUAL REPORT)
(In millions)
                                    1996    1995    1994    1993    1992
Investment in Research and
Development                        $ 142   $ 103    $ 76    $ 53    $ 52


Research and development revenue was $131.2 million in 1996, compared to $104.0 million and $68.7 million in 1995 and 1994, respectively. Reducing research and development revenue for 1996 were $2.1 million of non-recurring items consisting of a credit from ALZA to TDC for work that was previously billed and a charge for certain potentially uncollectable receivables. ALZA's research and development

PAGE 18 OF PAPER FORMAT ANNUAL REPORT

revenue generally represents client reimbursement of costs, including a portion of general and administrative expenses. Therefore, product development activities do not contribute significantly to current net income.

The increase in research and development revenue in 1996 was due to product development activities undertaken on behalf of TDC. TDC, which commenced operations in mid-1993, was formed by ALZA for the purpose of selecting and developing new human pharmaceutical products combining ALZA's proprietary drug delivery technologies with various drug compounds, and commercializing such products, most likely through licensing to ALZA. ALZA and TDC have a development agreement pursuant to which ALZA conducts product development activities on behalf of TDC. For the years ended 1996, 1995 and 1994, ALZA had product development revenue from TDC of $100.7 million, $70.1 million and $31.6 million, respectively. At the end of 1996 ALZA filed a New Drug Application for a second-generation transdermal testosterone product under development with TDC, and a number of additional TDC products were in the development pipeline, including several in clinical evaluation.

NET SALES   (PRESENTED GRAPHICALLY IN PAPER FORMAT ANNUAL REPORT)

(In millions)                    1996     1995     1994     1993     1992
                                 ----     ----     ----     ----     ----
Contract manufacturing          $  86     $ 63     $ 58     $ 47     $ 68
ALZA-marketed products             23       14       11        7        7
                                 ----     ----     ----     ----     ----
TOTAL NET SALES                 $ 109     $ 77     $ 69     $ 54     $ 75


NET SALES AND COSTS OF PRODUCTS SHIPPED

ALZA's net sales increased by $31.7 million to $108.6 million in 1996 compared to 1995. Included in net sales are sales generated from contract manufacturing activities for ALZA's client companies, and sales of products marketed directly by ALZA and through distributors.

      PAGE 18 OF PAPER FORMAT ANNUAL REPORT

Net sales from ALZA's contract manufacturing activities were $85.4 million in 1996, compared to $63.3 million and $57.4 million in 1995 and 1994, respectively. The increase in net sales from contract manufacturing in 1996 is the result of shipments of launch quantities of NicoDerm-Registered Trademark- CQ-TM- and Covera-HS-TM-. Shipments of launch quantities are not indicative of the potential for future sales of a product. The increase in net sales from contract manufacturing in 1995 as compared to 1994 was due to larger orders by client companies in 1995, predominately for transdermal products . Because of variability in the mix and volume of clients' product requirements, the level of contract manufacturing sales fluctuates from period to period.

ALZA manufactures and directly markets in the U.S. the Testoderm-Registered Trademark- testosterone transdermal system CIII, the Progestasert-Registered Trademark- intrauterine progesterone contraceptive system, ALZET-Registered Trademark- osmotic pumps and the Ocusert-Registered Trademark- pilocarpine ocular therapeutic system. In 1996, ALZA began promoting Ethyol-Registered Trademark- (amifostine) in the Unites States. Ethyol-Registered Trademark-is a unique cytoprotective agent developed by U.S. Bioscience, Inc. ("U.S. Bioscience"), indicated for the reduction of cumulative renal toxicity associated with repeated administration of the chemotherapeutic drug cisplatin in patients with advanced ovarian or non-small cell lung cancer. U.S. Bioscience co-promotes the product with ALZA. In 1994, ALZA launched Testoderm-Registered Trademark-, the first transdermal testosterone replacement therapy for testosterone deficient men. ALZA also manufactures the Actisite-Registered Trademark- (tetracycline hydrochloride) periodontal fiber, which is marketed in the U.S. by a partnership between ALZA and Procter & Gamble for adjunctive treatment of periodontitis. Progestasert -Registered Trademark-, ALZET-Registered Trademark-, Ocusert-Registered Trademark- and Actisite-Registered Trademark- are sold internationally through other companies under distribution agreements. Net sales of ALZA-marketed products were $23.2 million in 1996, compared to $13.6 million in 1995 and $11.1 million in 1994. The increase in sales of ALZA-marketed products for 1996 from 1995 was due to Ethyol-Registered Trademark- net sales of $9.4 million from March 1996 through the end of the year. Sales of Testoderm-Registered Trademark- were $6.7 million, $6.8 million and $4.2 million for 1996, 1995 and 1994, respectively.

PAGE 18-19 OF PAPER FORMAT ANNUAL REPORT

Costs of products shipped increased to $85.2 million in 1996 compared to $65.4 million in 1995. Included in costs of products shipped in 1996 are $2.4 million of non-recurring charges primarily related to costs associated with a limited recall of two lots of the Duragesic-Registered Trademark-product. Gross margin as a precent of net sales increased to 22% for 1996, primarily due to proportionately greater shipments of higher margin products and the manufacturing and shipment of launch quantities. Although net sales increased in 1995 over 1994, gross margin as a percent of net sales decreased during the same period due to higher manufacturing overhead costs, including costs associated with ALZA's ongoing quality assurance activities.

GENERAL, ADMINISTRATIVE AND MARKETING

General, administrative and marketing expenses increased to $47.1 million in 1996, compared to $41.1 million in 1995 and $33.4 million in 1994. The increase in 1996 was due primarily to sales and marketing expenses related to the launch of Ethyol-Registered Trademark-, the amortization of the upfront payment ALZA made in 1995 to U.S. Bioscience for Ethyol-Registered Trademark-and an increase in overall general and administrative expenses in support of increased corporate activities. The increase in 1995, as compared to 1994, was primarily due to a charge of approximately $7 million for a portion of the amount ALZA paid to U.S. Bioscience under the marketing and distribution
agreement for Ethyol-Registered Trademark-.    Without this charge, general,
administrative and marketing expenses for 1995 were essentially flat with 1994. In 1994, general, administrative and marketing expenses included costs related to the formation of ALZA Pharmaceuticals (ALZA's sales and marketing division) and launch expenses related to Testoderm-Registered Trademark-. ALZA Pharmaceuticals was created for the purpose of expanding ALZA's marketing capabilities in order to commercialize ALZA-developed products, including those under development with TDC and licensed-in products. In 1994, ALZA Pharmaceuticals established a U.S. sales force of approximately 50 people and began actively promoting Testoderm-Registered Trademark-. In addition to promoting Ethyol-Registered Trademark- and Testoderm-Registered Trademark-, ALZA Pharmaceuticals co-promotes Glucotrol XL-Registered Trademark- with Pfizer and Duragesic-Registered Trademark- with Janssen Pharmaceutica, Inc. ("Janssen") and in 1996 began promoting Bayer Corporation's Mycelex-Registered Trademark- (clotrimazole) Troche and co-promoting U.S. Bioscience's Hexalen-Registered Trademark- (altretamine) and NeuTrexin-Registered Trademark- (trimetrexate glucuronate) products. At the end of 1996, ALZA's U.S. sales force had grown to approximately 60 people.

PAGE 19 OF PAPER FORMAT ANNUAL REPORT

INTEREST AND OTHER REVENUE

Interest and other revenue, which consists primarily of interest income, was $54.8 million in 1996, compared to $24.3 million and $17.8 million in 1995 and 1994, respectively. The increase in 1996 over 1995 was primarily due to higher average invested cash balances following ALZA's offering of $500 million of 5% convertible subordinated debentures due 2006 (the "5% Debentures") in April 1996, which resulted in $489 million in net proceeds to ALZA, and net realized gains of $8.4 million on sales of investments. Also included in interest and other revenue in 1996 was a $2.5 million non-recurring benefit resulting from the issuance to ALZA of shares of common stock of Vivus, Inc. in exchange for rights to use certain ALZA technology. Reducing interest and other revenue in 1996 was a non-recurring charge of $2.8 million related to ALZA's dental business activities and investments. Operating results of the ALZA and Procter & Gamble partnership have not met expectations primarily due to lower than expected sales of the Actisite -Registered Trademark- periodontal fiber. The increase in interest and other revenue in 1995 over 1994 was due in large part to higher invested cash balances.

INTEREST AND OTHER EXPENSE

ALZA reported total interest expense of $43.0 million in 1996, compared to $23.9 million in 1995 and $19.4 million in 1994. The increase reflects the interest expense on the 5% Debentures and the higher outstanding balance on ALZA's 5 1/4% zero coupon convertible subordinated debentures due 2014 (the "5 1/4% Debentures"). In mid-1994, ALZA replaced its $250 million commercial paper program with approximately $337 million of 5 1/4% Debentures. The increase in 1995 interest expense as compared to 1994 was due to higher average outstanding debt as the 5 1/4% Debentures were outstanding for the full year and a higher average interest rate on such debt.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term investments at the end of 1996 increased 139% as compared to 1995. Unrealized losses on ALZA's investments at December 31, 1996 were $0.1 million, net of tax effect. At December 31, 1995, ALZA had unrealized gains on its investments of $1.9 million, net of tax effect.

PAGE 19-20 OF PAPER FORMAT ANNUAL REPORT

ALZA invested approximately $48.6 million in 1996 and $46.3 million in 1995 in additions to property, plant and equipment to support its expanding research and development and manufacturing activities.

NET CASH PROVIDED BY OPERATING ACTIVITIES    (PRESENTED GRAPHICALLY IN PAPER
                                              FORMAT ANNUAL REPORT)

(In millions)
                              1996     1995     1994     1993     1992
                             -----    -----     ----     ----     ----
Net Cash Provided by
Operating Activities         $ 135    $ 111     $ 74     $ 76     $ 97

NET CASH PROVIDED BY OPERATING ACTIVITIES

In April 1996, ALZA completed a $500 million public offering of the 5% Debentures which resulted in $489 million of net proceeds to ALZA. The proceeds of the offering will be used for general corporate purposes, which may include expansion of ALZA's pharmaceutical business (including sales and marketing activities); expansion of its research and development and manufacturing facilities; expenditures under existing or future joint ventures, partnerships or other similar arrangements; the completion or continuation of the development of TDC products if ALZA exercises its right to license any or all of the TDC products or its purchase option with respect to TDC; the acquisition of assets, technologies, products and businesses to expand ALZA's operations; and working capital.

In January 1997, ALZA entered into an agreement with U.S. Bioscience under which U.S. Bioscience will sell approximately 1.2 million of its common shares to ALZA (4.9% of the outstanding common shares of U.S. Bioscience) at a purchase price of $18.256 per share, for an aggregate investment of $21.5 million. U.S. Bioscience will spend a portion of the proceeds on programs supporting the Ethyol-Registered Trademark- product.

In February 1997, ALZA entered into an agreement with Alkermes, Inc. ("Alkermes") under which Alkermes will sell 2.0 million of its common shares to ALZA (9.7% of the outstanding common shares of Alkermes) at a purchase price of $25 per share, for an aggregate investment of $50 million. Separately, ALZA and Alkermes agreed to collaborate on a program for the development and commercialization of a

PAGE 20 OF PAPER FORMAT ANNUAL REPORT

product utilizing Alkermes' drug delivery technology. ALZA will fund the development costs of the program and will have worldwide commercialization rights to the product. Alkermes will receive royalties based on product sales and it is anticipated that Alkermes will manufacture the product.

OUTLOOK

The following is intended to provide an outlook for 1997 and beyond. To the extent any statements made in this Annual Report, including this section, deal with information that is not historical, these statements are necessarily forward-looking. As such, they are subject to the occurrence of many events outside ALZA's control and are subject to various risk factors that could cause ALZA's results to be materially different from those presented in the outlook. These factors are described in ALZA's reports on Forms 10-K and 10-Q filed with the Securities and Exchange Commission and include, without limitation, the inherent risk of product development failure, the risk of clinical outcomes, regulatory risks and risks related to proprietary rights, market acceptance (including third-party reimbursement) and competition.

ROYALTIES AND FEES

ALZA expects royalties and fees (exclusive of non-recurring items) to continue to increase in 1997 as a result of sales growth from products currently marketed by client companies and from the introduction of several products which have recently received marketing clearance and, to a lesser extent, products which are awaiting approval by regulatory authorities outside of the United States. Sales of Procardia XL -Registered Trademark-by Pfizer, which accounted for approximately 42% of ALZA's royalties and fees in 1996, decreased 11% from 1995, and are likely to continue to decline.
ALZA cannot predict 1997 sales levels for this product.

Sales of products from which ALZA derives royalties and fees are affected by the clients' marketing efforts and the introduction and marketing of competing products, among other factors. Most of the factors affecting royalties and fees are therefore not within ALZA's control.

PAGE 20-21 OF PAPER FORMAT ANNUAL REPORT

RESEARCH AND DEVELOPMENT

THERAPEUTIC DISCOVERY CORPORATION At the end of 1996, ALZA filed a New Drug Application for a second-generation transdermal testosterone product and ALZA and TDC had a number of products in development, including several in clinical evaluation. If 1996 TDC product development expenditure levels continue in 1997, it can be expected that all TDC funds available for product development will be exhausted during the second half of 1997. ALZA has an option, exercisable at ALZA's sole discretion, to purchase all (but not less than all) of the outstanding shares of TDC Class A common stock (the "Purchase Option"). The Purchase Option will expire, if not exercised, on the 60th day after TDC files a Form 10-K or Form 10-Q with the Securities and Exchange Commission containing a balance sheet showing less than an aggregate of $5 million in cash and cash equivalents, short-term investments and long-term investments. During any period when TDC no longer has funds available for product development, but ALZA has not yet made a determination whether or not to exercise its Purchase Option, ALZA will likely need to continue funding TDC product development at its own expense in order to keep the product development programs intact.

Under the formula set forth in TDC's Restated Certificate of Incorporation, the Purchase Option exercise price is expected to be $100 million. The purchase price may be paid in cash, ALZA common stock or any combination of the two, at the option of ALZA. If ALZA were to exercise the Purchase Option, ALZA would incur a one-time charge for the acquisition of in-process technology and might realize certain tax benefits. If ALZA were to decide not to exercise the Purchase Option, ALZA would have the right, for an additional 90 days, to license any or all TDC products, on a product-by-product and country-by-country basis. ALZA would make payments to TDC, with respect to any licensed products, for countries as to which the license option is exercised, based on sales of the licensed products by ALZA in those countries and any up-front fees or sublicensing revenues received by ALZA from third parties marketing the licensed products in those countries.

PAGE 21 OF PAPER FORMAT ANNUAL REPORT

If ALZA were to exercise the Purchase Option, ALZA would need to fund any continuing development expenses for TDC products. If ALZA were to choose not to exercise the Purchase Option, but to license some or all of the products, ALZA would need to fund the additional product development activities necessary to complete the licensed products. If ALZA were to use its own funds to cover these expenses, the product development activities would result in research and development expenses without the corresponding research and development revenues previously provided by TDC. ALZA could also choose to fund the expenses by partnering with third parties for the continued development and commercialization of some or all of the products, either on a worldwide basis or in specified markets. Alternatively, ALZA could determine to continue product development through other financing arrangements.

ALZA has not made a decision as to whether it will exercise the Purchase Option or its license option for any TDC products (except with respect to the two products for which ALZA has already exercised the license option), and ALZA does not anticipate making this decision until TDC has exhausted its funds available for product development.

PHARMACEUTICAL COMPANY CLIENTS To maintain or increase 1996 product development revenue levels, ALZA will need to enter into new arrangements with client companies to replace revenues lost when programs terminate or products are submitted for regulatory clearance or are cleared for marketing. Development agreements with client companies are generally terminable by the clients on short notice and may be terminated for many reasons, including technical issues, marketing concerns, reallocation of client resources, and changes in client priorities. In addition, revenues from any particular client program will decrease dramatically once the New Drug Application for the product has been filed, and could decrease earlier if the client, rather than ALZA, were to undertake the clinical development of the product. In addition, to the extent that TDC client revenues are no longer available, ALZA would need to significantly increase revenues under agreements with pharmaceutical company clients in order to maintain current research and development revenue levels.

PAGE 21-22 OF PAPER FORMAT ANNUAL REPORT

ALZA TECHNOLOGY INSTITUTE ALZA expects to increase its internal research expenditures in 1997 through the ALZA Technology Institute in order to continue strengthening the Company's leadership in the drug delivery field. Areas of focus for 1997 include the further development of the E-TRANS-TM-electrotransport, DUROS-TM- implant, D-TRANS-TM- and E-TRANS-TM- skin interface, Liquid OROS-Registered Trademark- and RingCap-TM- technologies and the application of ALZA's technologies to the biotechnology and gene therapy fields.

NET SALES

ALZA expects that contract manufacturing revenues may decrease somewhat in 1997 compared to 1996 levels. In 1996, ALZA manufactured and shipped significant quantities of product in anticipation of product launches. Net sales of launch quantities are not necessarily indicative of future net sales and ALZA does not anticipate manufacturing such launch quantities in 1997. Because many factors affecting contract manufacturing activities are not within ALZA's control, revenues will fluctuate from period to period depending on the volume, mix and timing of orders received from client companies. However, net sales of ALZA-marketed products are expected to increase in 1997, primarily due to anticipated increasing sales of Ethyol -Registered Trademark-.

GENERAL, ADMINISTRATIVE AND MARKETING EXPENSES

General, administrative and marketing expenses are expected to remain flat or slightly higher than 1996 levels based on currently planned operations. However, if ALZA were to in-license additional products, or to enter into additional collaborations, general, administrative and marketing expenses likely would increase as a result of both the costs involved in the transactions and the costs of the new activities.

ALZA TTS RESEARCH PARTNERS, LTD.

Duragesic-Registered Trademark- has been a very successful product for ALZA and Janssen, which markets the product under a distribution agreement with ALZA. ALZA developed Duragesic-Registered Trademark- on behalf of the ALZA TTS Research Partners, Ltd. (the "TTS Partnership"), a limited partnership from which ALZA licenses the product. The TTS Partnership receives payments from ALZA equal to 4% of Janssen's net sales of Duragesic-Registered Trademark-.

PAGE 22 OF PAPER FORMAT ANNUAL REPORT

ALZA's license from the TTS Partnership for Duragesic-Registered Trademark-will become nonexclusive on December 4, 1998. Once ALZA's license becomes nonexclusive, the TTS Partnership will need to determine whether to grant nonexclusive licenses to third parties. Under ALZA's distribution agreement with Janssen for the Duragesic-Registered Trademark- product, if ALZA's license from the TTS Partnership becomes nonexclusive and if the TTS Partnership licenses the product to a third party and the third party introduces the product, Janssen's royalty payable to ALZA will drop significantly, however, ALZA will continue to owe the TTS Partnership 4% of Janssen's net sales.

ALZA has an option to purchase all of the interests in the TTS Partnership for $120 million less amounts paid by ALZA to the TTS Partnership under its license to ALZA prior to the date the option is exercised. (As of December 31, 1996, ALZA has paid the Partnership $18.3 million under its license).
The exercise price is payable in cash, ALZA common stock, or a combination of the two at ALZA's option. Because ALZA's licenses to the Duragesic -Registered Trademark- (and Testoderm-Registered Trademark- products) will become nonexclusive in 1998, ALZA will need to consider, in 1997 or 1998, whether it wishes to exercise its purchase option or otherwise offer to purchase all of the limited partnership interests in the TTS Partnership.

LIQUIDITY AND CAPITAL RESOURCES

ALZA believes that its existing cash and investment balances are adequate to fund its cash needs for 1997 and beyond. In addition, should the need arise, ALZA believes it would be able to borrow additional funds or otherwise raise additional capital. ALZA may consider using its capital to make strategic investments or to acquire or license technology or products. ALZA may also enter into strategic alliances with third parties which could provide additional funding for research and product development and support for product marketing and sales.

LOOKING BEYOND 1997

Over the longer term, ALZA intends to become less dependent on royalties and fees as ALZA's sales and marketing activities expand and as ALZA directly markets more products (including products developed with TDC); however, there can be no assurance that these expanded activities will be successful due to factors such as the risks of product

PAGE 22 OF PAPER FORMAT ANNUAL REPORT

development, the length of the regulatory approval process and acceptance of products by the intended markets.

ALZA also expects that gross margins, as a percent of net sales, will continue to increase over the longer term, although quarter-to-quarter fluctuations will continue to occur. Higher gross margins may be achieved through a proportionate increase in the sales of ALZA-marketed products, increased utilization of capacity and greater operating efficiencies.

PAGE 23 OF PAPER FORMAT ANNUAL REPORT

CONSOLIDATED STATEMENT OF INCOME

Years ended December 31,
(In millions, except per share amounts)                1996      1995      1994
                                                       ----      ----      ----
REVENUES:

Royalties and fees                                  $ 171.4   $ 145.4   $ 123.8
Research and development, including amounts from
   TDC (1996-$100.7; 1995-$70.1; 1994-$31.6)          131.2     104.0      68.7
Net sales                                             108.6      76.9      68.5
Interest and other                                     54.8      24.3      17.8
                                                    -------   -------   -------
   Total revenues                                     466.0     350.6     278.8

COSTS AND EXPENSES:

Research and development                              141.6     103.4      76.1
Costs of products shipped                              85.2      65.4      56.6
General, administrative and marketing                  47.1      41.1      33.4
Interest and other                                     43.0      23.9      19.4
                                                    -------   -------   -------
   Total costs and expenses                           316.9     233.8     185.5
                                                    -------   -------   -------

Income before income taxes                            149.1     116.8      93.3

Provision for income taxes                             56.7      44.4      35.2
                                                    -------   -------   -------
Net income                                          $  92.4   $  72.4   $  58.1
                                                    -------   -------   -------
                                                    -------   -------   -------
Net income per common and common equivalent share   $  1.08*  $  0.88   $  0.71
                                                    -------   -------   -------
                                                    -------   -------   -------
Weighted average common and dilutive common
   equivalent shares                                   94.2      82.6      82.3
                                                    -------   -------   -------
                                                    -------   -------   -------

See accompanying notes.

*   Earnings per share calculation uses adjusted net income of $101.6.  See
Note 1 of the Notes to Consolidated Financial Statements.

PAGE 24 OF PAPER FORMAT ANNUAL REPORT


CONSOLIDATED BALANCE SHEET

December 31,
(In millions, except per share amounts)                       1996        1995
                                                              ----        ----
ASSETS:
CURRENT ASSETS:

Cash and cash equivalents                               $    187.7    $   88.0
Short-term investments                                       812.1       331.1
Receivables, net of allowance for doubtful accounts
 (1996-$0.6; 1995-$0.2)                                      116.6       108.0
Inventories                                                   39.2        34.5
Prepaid expenses and other current assets                     19.2        16.5
                                                         ---------     -------
   Total current assets                                    1,174.8       578.1

PROPERTY, PLANT AND EQUIPMENT:
Buildings and leasehold improvements                         228.7       178.7
Equipment                                                    144.2       130.0
Construction in progress                                      18.1        33.8
Land and prepaid land leases                                  17.1        17.0
                                                         ---------     -------
                                                             408.1       359.5
Less accumulated depreciation and amortization              (100.3)      (82.5)
                                                         ---------     -------
   Net property, plant and equipment                         307.8       277.0

Other assets                                                 131.1        82.1
                                                         ---------     -------
   TOTAL ASSETS                                          $ 1,613.7     $ 937.2
                                                         ---------     -------
                                                         ---------     -------
LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES:

Accounts payable                                         $    28.7     $  20.0
Accrued liabilities                                           37.2        29.4
Deferred revenue                                               0.4        17.6
Current portion of long-term debt                              0.9         0.9
                                                         ---------     -------
   Total current liabilities                                  67.2        67.9

5% convertible subordinated debentures                       500.0           -
5 1/4% zero coupon convertible subordinated debentures       382.3       362.9
Other long-term liabilities                                   67.5        51.8
Commitments and contingencies

STOCKHOLDERS' EQUITY:
Common stock, $.01 par value,
 300.0 shares authorized; 84.6 and
 82.5 shares issued and outstanding at
 December 31, 1996 and 1995, respectively                      0.8         0.8
Additional paid-in capital                                   362.2       310.5
Unrealized (losses) gains on available-for-sale
 securities, net of tax effect                                (0.1)        1.9
Retained earnings                                            233.8       141.4
                                                         ---------     -------
   Total stockholders' equity                                596.7       454.6
                                                         ---------     -------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $ 1,613.7     $ 937.2
                                                         ---------     -------
                                                         ---------     -------


 See accompanying notes.

PAGE 25 OF PAPER FORMAT ANNUAL REPORT

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Years ended December 31, 1996, 1995, and 1994
(In millions)

                                                                     UNREALIZED
                                                                   GAINS (LOSSES)                   TOTAL
                                                   ADDITIONAL       ON AVAILABLE-                   STOCK-
                                       COMMON       PAID-IN           FOR-SALE        RETAINED     HOLDERS'
                                       STOCK        CAPITAL          SECURITIES       EARNINGS      EQUITY
                                      --------    ------------     -------------     ----------   ---------
BALANCE, DECEMBER 31, 1993            $    0.8    $      295.0     $           -     $     10.9   $   306.7

Common stock issued                          -             7.2                 -              -         7.2
Unrealized losses on available-for-
    sale securities, net of tax effect       -               -              (7.5)             -        (7.5)
Net income                                   -               -                 -           58.1        58.1
                                      --------    ------------     -------------     ----------   ---------
BALANCE, DECEMBER 31, 1994                 0.8           302.2              (7.5)          69.0       364.5

Common stock issued                          -             8.3                 -              -         8.3
Unrealized gains on available-for-
    sale securities, net of tax effect       -               -               9.4              -         9.4
Net income                                   -               -                 -           72.4        72.4
                                      --------    ------------     -------------     ----------   ---------
BALANCE, DECEMBER 31, 1995                 0.8           310.5               1.9          141.4       454.6

Common stock issued                          -            51.7                 -              -        51.7
Unrealized losses
 on available-for-
   sale securities, net of tax effect        -               -              (2.0)             -        (2.0)
Net income                                   -               -                 -           92.4        92.4
                                      --------    ------------     -------------     ----------   ---------
BALANCE, DECEMBER 31, 1996            $    0.8    $      362.2     $        (0.1)    $    233.8   $   596.7
                                      --------    ------------     -------------     ----------   ---------
                                      --------    ------------     -------------     ----------   ---------

See accompanying notes.

PAGE 26 OF PAPER FORMAT ANNUAL REPORT

CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended December 31,
(In millions)
                                                       1996       1995     1994
                                                       ----       ----     ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                        $    92.4    $  72.4  $  58.1
Non-cash adjustments to reconcile net income
   to net cash provided by operating activities:
  Depreciation and amortization                        22.0       15.3     13.7
  Interest on 5 1/4% zero coupon convertible
   subordinated debentures                             19.3       18.4      8.1
  Decrease (increase) in assets:
   Receivables                                         (8.6)     (23.1)   (28.3)
   Inventories                                         (4.7)      (1.1)    (8.3)
   Prepaid expenses and other current assets           (1.2)       6.2     (1.4)
  Increase (decrease) in liabilities:
   Accounts payable                                     8.7          -      8.3
   Accrued liabilities                                  7.8       10.6      1.4
   Deferred revenue                                   (17.2)       1.3      9.6
   Other long-term liabilities                         16.7       11.4     13.1
                                                  ---------    -------  -------
     Total adjustments                                 42.8       39.0     16.2
                                                  ---------    -------  -------
        Net cash provided by operating activities     135.2      111.4     74.3

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                  (48.6)     (46.3)   (37.2)
Purchases of available-for-sale securities         (1,125.2)    (205.2)  (328.9)
Sales of available-for-sale securities                542.6      134.1    147.9
Maturities of available-for-sale securities            98.1       12.0    102.1
Increase in cash surrender
  value-life insurance and prepaid premiums           (20.3)      (4.1)   (12.3)
Decrease (increase) in other assets                   (21.5)     (10.2)     4.4
                                                  ---------    -------  -------
        Net cash used in investing activities        (574.9)    (119.7)  (124.0)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from 5% convertible subordinated
   debentures                                         488.8          -        -
Net proceeds from 5 1/4% zero coupon convertible
   subordinated debentures                                -          -    328.1
Maturities of commercial paper, net                       -          -   (249.6)
Principal payments on long-term debt                   (1.1)      (0.8)    (0.9)
Issuances of common stock                              51.7        8.3      7.2
                                                  ---------    -------  -------
        Net cash provided by financing activities     539.4        7.5     84.8
                                                  ---------    -------  -------
Net increase (decrease) in cash and
  cash equivalents                                     99.7       (0.8)    35.1

Cash and cash equivalents at beginning of year         88.0       88.8     53.7
                                                  ---------    -------  -------
Cash and cash equivalents at end of year          $   187.7    $  88.0  $  88.8
                                                  ---------    -------  -------
                                                  ---------    -------  -------
See accompanying notes.

PAGE 27 OF PAPER FORMAT ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1996, 1995, AND 1994

NOTE 1:  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

ALZA Corporation ("ALZA" or the "Company") develops a broad range of pharmaceutical products based on ALZA's proprietary therapeutic systems technologies, primarily under joint development and commercialization agreements with ALZA's client companies, including Therapeutic Discovery Corporation ("TDC").

Royalties and fees include royalty revenue and other payments based on sales by ALZA's client companies of products developed under joint development and commercialization agreements, and certain one-time or infrequent fees or similar payments under such agreements. Fees for promotion and co-promotion of certain products which are generally contingent on sales performance are also included in royalties and fees.

Revenues from development activities with client companies are reported as research and development revenue. ALZA's research and development revenue represents clients' reimbursement to ALZA of costs incurred in product development and clinical evaluation, including a portion of general and administrative expenses, and therefore does not contribute significantly to current net income. ALZA's policy is to expense all costs of research and product development related to both costs incurred on its own behalf and on behalf of its clients.

ALZA manufactures all or a portion of the product requirements for certain of its client companies, including Duragesic-Registered Trademark- (fentanyl) for Janssen Pharmaceutica, Inc. ("Janssen"), NicoDerm-Registered Trademark-CQ-TM- and Nicoderm-Registered Trademark- (nicotine) for Hoechst Marion Roussel, Inc. ("HMR"), Covera-HS-TM- (verapamil) for G.D. Searle, Catapres-TTS-Registered Trademark- (clonidine) for Boehringer Ingelheim Pharmaceutical, Inc., Adalat CR-Registered Trademark- (nifedipine) for Bayer AG and Procardia XL-Registered Trademark- (nifedipine) for Pfizer Inc. ("Pfizer"). In addition, ALZA manufactures and markets directly in the U.S. its Progestasert-Registered Trademark- (progesterone) system, ALZET -Registered Trademark- osmotic pumps, the Ocusert-Registered Trademark-

PAGE 27 OF PAPER FORMAT ANNUAL REPORT

pilocarpine ocular therapeutic system and the Testoderm-Registered Trademark-testosterone transdermal system CIII. ALZA also manufactures the Actisite-Registered Trademark- (tetracycline hydrochloride) periodontal fiber, which is marketed in the U.S. by a partnership between ALZA and Procter & Gamble. Internationally, Progestasert-Registered Trademark-, ALZET-Registered Trademark-, Ocusert-Registered Trademark- and Actisite -Registered Trademark- are marketed by ALZA through distributors. ALZA also markets Ethyol-Registered Trademark- (amifostine) in the United States. Revenues from all of these activities are reported as net sales. ALZA recognizes sales revenues at the time of product shipment; sales are net of discounts, rebates and allowances. Export sales, principally to distributors and client companies in Europe, were $23.0 million, $20.1 million, and $16.9 million in 1996, 1995 and 1994, respectively.

Included in interest and other revenue are revenues from ALZA's co-promotion arrangements with client companies that are not contingent on sales and net losses from ALZA's partnership with Procter & Gamble. ALZA earned interest income, including realized gains and losses on sales of investments, of $54.6 million, $26.0 million, and $17.6 million in 1996, 1995 and 1994, respectively.

TDC accounted for 22% of ALZA's total revenues in 1996, 20% in 1995 and 11% in 1994; Pfizer accounted for 20% of ALZA's total revenues in 1996, 23% in 1995 and 30% in 1994; Janssen accounted for 13% of ALZA's total revenues in 1996 and 12% in each of 1995 and 1994; and HMR accounted for 10% of ALZA's total revenues in each of 1996 and 1995.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of ALZA and its wholly-owned subsidiaries, ALZA Development Corporation, ALZA International, Inc. and ALZA Limited. All significant intercompany accounts and transactions have been eliminated.

 PAGE 27-28 OF PAPER FORMAT ANNUAL REPORT

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

SHORT-TERM INVESTMENTS

ALZA has classified its entire investment portfolio, including cash equivalents of $185.2 million and $82.7 million at December 31, 1996 and 1995, respectively, as available-for-sale. Although ALZA may not dispose of all of the securities in its investment portfolio within one year, ALZA's investment portfolio is available for current operations and, therefore, has been classified as a current asset. Investments in the available-for-sale category are carried at fair value with unrealized gains and losses recorded as a separate component of stockholders' equity. At December 31, 1996, net unrealized losses on available-for-sale securities were $0.1 million, net of $0.1 million tax effect. At December 31, 1995, net unrealized gains on available-for-sale securities were $1.9 million, net of $1.3 million tax effect. The cost of securities when sold is based upon specific identification. Realized gains and losses for the year ended December 31, 1996 were $9.1 million and $0.7 million, respectively. Realized gains and losses were not material for the year ended December 31, 1995.

PAGE 28 OF PAPER FORMAT ANNUAL REPORT

The following is a summary of ALZA's investment portfolio at December 31, 1996 and 1995:


(In millions)                               December 31, 1996                                     December 31, 1995
                            ------------------------------------------------     -------------------------------------------------
                                                                   Estimated                                             Estimated
                             Amortized   Unrealized   Unrealized     Fair         Amortized   Unrealized    Unrealized     Fair
                                Cost        Gains       Losses       Value          Cost        Gains         Losses       Value
                            -----------  ----------  -----------   ----------     ----------  -----------   -----------  ---------
U.S. Treasury securities
  and obligations of
  U.S. government
  agencies                  $     434.1  $      1.0  $       1.8   $    433.3     $    150.9  $       1.4   $       0.6  $   151.7

Collateralized mortgage
  obligations and asset
  backed securities               112.8         0.3          0.4        112.7           43.4          0.3           0.2       43.5

Corporate securities
  (primarily corporate
  notes and commercial
  paper)                          450.6         1.9          1.2        451.3          216.3          2.3             -      218.6
                            -----------  ----------  -----------   ----------     ----------  -----------   -----------  ---------
                            $     997.5  $      3.2  $       3.4   $    997.3     $    410.6  $       4.0   $       0.8  $   413.8
                            -----------  ----------  -----------   ----------     ----------  -----------   -----------  ---------
                            -----------  ----------  -----------   ----------     ----------  -----------   -----------  ---------


The amortized cost and estimated fair value of debt securities at December 31, 1996 and 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay certain of the obligations without prepayment penalties.


(In millions)                                         1996                                  1995
                                          -----------------------------         ----------------------------
                                                            Estimated                              Estimated
                                           Amortized          Fair               Amortized           Fair
                                              Cost            Value                Cost              Value
                                          -------------   -------------         -------------   ------------
Due in one year or less                   $       384.5   $       384.5         $       176.7   $      176.8
Due after one year through four years             428.1           427.8                 138.2          139.6
Due after four years through eight years          184.9           185.0                  95.7           97.4
                                          -------------   -------------         -------------   ------------
                                          $       997.5   $       997.3         $       410.6   $      413.8
                                          -------------   -------------         -------------   ------------
                                          -------------   -------------         -------------   ------------

CREDIT AND INVESTMENT RISK

Most of ALZA's revenues, comprised primarily of royalties and fees, research and development revenue and net sales, are derived from agreements with major pharmaceutical company clients and TDC, all of which have significant cash resources. Therefore, ALZA considers its credit risk related to these transactions to be minimal.

PAGE 29 OF PAPER FORMAT ANNUAL REPORT

ALZA invests excess cash in securities of banks and companies from a variety of industries with strong credit ratings, and in U.S. government obligations. These securities typically bear minimal risk and ALZA has not experienced any material losses on its investments due to institutional failure or bankruptcy. ALZA's investment policy is designed to limit exposure with any one institution.

INVENTORIES

Raw materials, work in process and finished goods inventories are stated at the lower of standard cost (which approximates actual costs on a first-in, first-out cost method) or market value.

Inventories consist of the following:

(In millions)                        1996      1995
                                   ------    ------
Raw materials                      $ 17.7    $ 15.8
Work in process                      18.0      15.2
Finished goods                        3.5       3.5
                                   ------    ------
     Total inventories             $ 39.2    $ 34.5
                                   ------    ------
                                   ------    ------


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, including capitalized interest additions of $2.2 million in 1996, $1.3 million in 1995 and $0.3 million in 1994. Additions and improvements are capitalized; maintenance and repairs are expensed as incurred. Except for certain manufacturing equipment that is depreciated on a per unit manufactured basis, depreciation and amortization are computed on the straight-line method, over estimated useful lives, as follows:

Buildings                     30 to 40 years
Leasehold improvements        Terms of the leases (1 to 5 years)
Equipment                     3 to 9 years
Prepaid land leases           Remaining terms of the leases (17 to 61 years)


Depreciation and amortization expense was $17.8 million, $14.8 million and $13.4 milion for 1996, 1995 and 1994, respectively. Prepaid land leases represent ALZA's total cost, paid in advance, of leasehold

PAGE 29-30 OF PAPER FORMAT ANNUAL REPORT

rights to land upon which certain of ALZA's buildings in Palo Alto, California are situated. Included in construction in progress are payments made in connection with facilities being constructed or modified, and the installation of related equipment in Mountain View, California (primarily research and development) and Vacaville, California (primarily commercial manufacturing).

ACCRUED LIABILITIES

The details of ALZA's accrued liabilities are as follows:

(In millions)                        1996      1995
                                   ------    ------
Accrued compensation               $ 15.4    $ 13.4
Accrued income taxes                  7.3       2.1
Other accrued liabilities            14.5      13.9
                                   ------    ------
     Total accrued liabilities     $ 37.2    $ 29.4
                                   ------    ------
                                   ------    ------

ADVERTISING COSTS

Advertising costs are accounted for as expenses in the period in which they are incurred. Advertising expense for the years ended December 31, 1996, 1995 and 1994 was $4.4 million, $3.3 million and $3.7 million, respectively.

PER SHARE INFORMATION

Per share information is based on weighted average common and dilutive common equivalent shares, including ALZA common stock, warrants and options, for the period each was outstanding. The 5 1/4% zero coupon convertible subordinated debentures are considered common stock equivalent shares, but were not included in the per share calculation for 1995 or 1994 as their inclusion would have had an antidilutive effect. Shares issuable upon an assumed conversion of the 5 1/4% zero coupon convertible subordinated debentures were dilutive for the last three quarters of 1996. Consequently, a total of 9.2 million shares are included in weighted average common and dilutive common equivalent shares for the year ended December 31, 1996. The 5% convertible subordinated debentures are not considered common stock equivalents. Fully diluted earnings per share are not presented since dilution is less than 3% for each year presented.

PAGE 30 OF PAPER FORMAT ANNUAL REPORT

NOTE 2:  U.S. BIOSCIENCE, INC.

In December 1995, ALZA entered into a marketing and distribution agreement with U.S. Bioscience, Inc. ("U.S. Bioscience") for Ethyol-Registered Trademark-. Under the terms of the agreement, ALZA has exclusive rights to market the product in the United States for five years, and is responsible for sales and marketing; the U.S. Bioscience sales force co-promotes the product with ALZA. ALZA launched the product in early 1996. After the five-year period, which ALZA has an option to extend for one year, marketing rights to Ethyol-Registered Trademark- will revert to U.S. Bioscience and ALZA will receive payments from U.S. Bioscience for ten years based on continued sales of the product. ALZA paid U.S. Bioscience an up-front payment and initial distribution fee totaling $20 million. Of this amount, approximately $13 million was capitalized and attributed to the product as originally cleared for marketing by the Food and Drug Administration. Approximately $7 million was charged to general, administrative and marketing expenses and was attributed to potential expanded product indications. ALZA expects to pay an additional $15 million in distribution fees through 1999 based on U.S. Bioscience clinical activities relating to Ethyol-Registered Trademark-. The up-front payment and initial distribution fee are being amortized on a straight-line basis over the term of the agreement and are included in general, administrative and marketing expenses. See Note 11 for additional information related to U.S. Bioscience.

NOTE 3:  DEBT OBLIGATIONS AND OTHER LONG-TERM LIABILITIES

In April 1996, ALZA completed a $500 million public offering of 5% convertible subordinated debentures due 2006 (the "5% Debentures"). The offering resulted in approximately $489 million of net proceeds to ALZA. Interest is payable semiannually on May 1 and November 1 of each year, commencing November 1, 1996. Each 5% Debenture is convertible, at the option of the holder, at any time prior to maturity, unless previously redeemed or repurchased, into shares of ALZA common stock at a conversion price of $38.19 per share, subject to certain anti-dilution adjustments. In connection with the offering, ALZA incurred underwriting fees and other costs of $12.1 million, which are included in other assets and are being amortized over the term of the 5% Debentures. The 5% Debentures rank pari passu with ALZA's outstanding 5 1/4% zero coupon convertible subordinated debentures discussed below. The proceeds of the
                                        -25-

PAGE 30-31 OF PAPER FORMAT ANNUAL REPORT

offering will be used for general corporate purposes, which may include expansion of ALZA's pharmaceutical business (including its sales and marketing activities); expansion of its research and development and manufacturing facilities; expenditures under existing or future joint ventures, partnerships or other similar arrangements; the completion or continuation of the development of TDC products if ALZA exercises its right to license any or all of the TDC products or its purchase option with respect to TDC; the acquisition of assets, technologies, products and businesses to expand ALZA's operations; and working capital. The 5% Debentures are listed for trading on the New York Stock Exchange. At December 31, 1996 the fair value of the 5% Debentures was $490 million.

In July 1994, ALZA completed a public offering of 5 1/4% zero coupon convertible subordinated debentures due 2014 (the "5 1/4% Debentures"). The 5 1/4% Debentures were issued at a price of $354.71 per $1,000 principal amount at maturity. The offering resulted in $328.1 million of net proceeds to ALZA. Approximately $250 million of the net proceeds were used to retire ALZA's outstanding commercial paper; the remainder was available for general corporate purposes. The 5 1/4% Debentures, due July 2014, have a principal amount at maturity of $948.8 million, with a yield to maturity of 5 1/4% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. At the option of the holder, each 5 1/4% Debenture is convertible into 12.987 shares of common stock at any time. At the option of the holder, the 5 1/4% Debentures will be purchased by ALZA on July 14, 1999, July 14, 2004 or July 14, 2009, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. ALZA, at its option, may elect to deliver either common stock or cash in the event of conversion or purchase of the 5 1/4% Debentures. ALZA, at its option, may redeem any or all of the 5 1/4% Debentures for cash after July 14, 1999 at a redemption price equal to the issue price plus accreted original issue discount. In connection with the offering, ALZA incurred underwriting fees and other costs of $9.0 million, which are included in other assets and are being amortized over the term of the 5 1/4% Debentures. The 5 1/4% Debentures are listed for trading on the New York Stock Exchange. At December 31, 1996 and 1995 the fair value of the 5 1/4% Debentures was $397.3 million and $387.8 million, respectively.

PAGE 31 OF PAPER FORMAT ANNUAL REPORT

ALZA's other long-term liabilities are as follows:

(In millions)                                 1996                     1995
                                            ------                   ------
Deferred compensation                       $ 31.2                   $ 26.0
Deferred income taxes                         25.4                     25.7
Long-term debt                                10.9                      0.1
                                            ------                   ------

     Total other long-term liabilities      $ 67.5                   $ 51.8
                                            ------                   ------
                                            ------                   ------


ALZA has deferred compensation arrangements under which selected employees may defer a portion of their salaries. ALZA has purchased life insurance policies that it intends to use to partially finance amounts to be paid in the future to participants, based on their deferred salary amounts and interest.

Included in long-term debt are $10.8 million in notes representing the required future payments under an $11.9 million investment (included in other assets) in low income housing partnerships. The aggregate annual maturities of long-term debt at December 31, 1996, payable in each of the years 1998 through 2002 and thereafter are $2.6 million, $1.7 million, $1.6 million, $1.6 million, $1.5 million and $1.9 million, respectively.

NOTE 4:  CAPITAL STOCK AND WARRANTS

In January 1996, privately held warrants to purchase 1.0 million shares of ALZA common stock were exercised. Net proceeds to ALZA totaled $25 million.

In connection with the formation of TDC, ALZA issued warrants to purchase approximately 1.0 million shares of common stock at an exercise price of $65 per share. The warrants, to the extent not exercised, will expire on December 31, 1999.

ALZA is authorized to issue 100,000 shares of preferred stock, $.01 par value, none of which was outstanding at December 31, 1996 or 1995. The Board of Directors may determine the rights, preferences and privileges of any preferred stock issued in the future.

PAGE 32 OF PAPER FORMAT ANNUAL REPORT

NOTE 5:  ARRANGEMENTS WITH THERAPEUTIC DISCOVERY CORPORATION

In June 1993, ALZA distributed a special dividend of Units to ALZA stockholders. Each Unit consisted of one share of Therapeutic Discovery Corporation Class A common stock and one warrant to purchase one-eighth of one share of ALZA common stock. On June 11, 1996, the component parts of the Units began trading separately on the Nasdaq Stock Market. The TDC Class A common stock trades under the symbol TDCA, and the ALZA warrants trade under the symbol ALZAW.

TDC was formed by ALZA for the purpose of selecting and developing new human pharmaceutical products combining ALZA's proprietary drug delivery technology with various drug compounds, and commercializing such products, most likely through licensing to ALZA. ALZA and TDC have a development agreement (the "Development Contract") pursuant to which ALZA conducts research and development activities on behalf of TDC. Product development revenue from TDC during 1996, 1995 and 1994 under the contract was $100.7 million, $70.1 million and $31.6 million, respectively.

ALZA has an option to license all of the products developed by TDC, on a product-by-product and country-by-country basis, providing ALZA with access to a potential pipeline of products for worldwide commercialization. If ALZA exercises its license option for any product, ALZA will make royalty payments to TDC (if the product is sold by ALZA) up to a maximum of 5% of ALZA's net sales of such product or, if the product is sublicensed to a third party, ALZA will pay TDC up to 50% of ALZA's sublicensing revenues with respect to the product. The exact percentages of net sales and ALZA's sublicensing revenue payable to TDC will depend on the amount of TDC's funding of the product. ALZA has an option, exercisable on a product-by-product basis, to buy out its royalty obligation to TDC by making a one-time payment that is a multiple of royalties and sublicensing fees paid in specified periods.

ALZA also has an option, exercisable at ALZA's sole discretion, to purchase, according to a predetermined formula, all (but not less than all) of the outstanding shares of TDC Class A common stock (the "Purchase

PAGE 32 OF PAPER FORMAT ANNUAL REPORT

Option"). The Purchase Option is exercisable at any time until December 31, 1999, or later under certain circumstances. The Purchase Option will expire, in any event, on the 60th day after TDC files a Form 10-K or Form 10-Q containing a balance sheet showing less than an aggregate of $5.0 million in cash and cash equivalents, short-term investments and long-term investments. At December 31, 1996, TDC reported cash and cash equivalents, short-term investments and long-term investments of $85.3 million. Based on TDC's current rate of expenditures, it can be expected that all TDC funds available for product development will be exhausted during the second half of 1997. Under the formula set forth in TDC's Restated Certificate of Incorporation, the Purchase Option exercise price is expected to be $100 million. The purchase price may be paid in cash, in ALZA common stock, or any combination of the two, at the option of ALZA.

ALZA performs certain administrative services for TDC under an administrative services agreement (terminable at the option of TDC), for which ALZA is reimbursed its direct costs, plus certain overhead expenses. For the years ended 1996, 1995 and 1994, administrative service revenue under this agreement was $0.2 million, $0.1 million and $0.2 million, respectively, and is included in interest and other revenue.

NOTE 6:  EMPLOYEE COMPENSATION AND BENEFIT PROGRAMS

In 1993, ALZA adopted a company-wide bonus program under which substantially all regular employees are eligible to receive a bonus. The annual bonus, if any, is determined by ALZA's Board of Directors, at its discretion, based on the Company's performance during the year. Bonus and award expenses under this program for 1996, 1995 and 1994 were $6.9 million, $5.3 million and $2.6 million, respectively.

In 1986, ALZA adopted a company-funded, defined contribution retirement plan for its employees. This plan provides for an annual basic contribution and allows for additional discretionary contributions on a

PAGE 32-33 OF PAPER FORMAT ANNUAL REPORT

year-by-year basis. Such contributions are allocated to participants based on the participant's salary and age. For 1996, 1995 and 1994, the total expense for such contributions to this plan was $2.9 million, $2.7 million and $2.2 million, respectively.

ALZA has an employee savings plan which permits participants to make contributions by salary reductions pursuant to section 401(k) of the Internal Revenue Code. Beginning in 1996, the Company matched contributions up to a maximum of $1,000 per participant. ALZA's contribution to the plan was $0.7 million in 1996.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options and employee stock purchase plan because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION" ("SFAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

ALZA has a stock option plan, adopted in 1992 and amended in 1995, whereby incentive stock options to purchase shares of ALZA common stock at not less than the fair market value of the stock at the date of the grant, and nonstatutory stock options to purchase shares of ALZA common stock at not less than 85% of the fair market value of the stock at the date of grant, have been and may be granted to certain present and potential employees, directors and consultants. Options typically vest one to three years from date of grant and generally expire ten years after the date of grant. Grants of restricted stock also may be made under the plan; to date no restricted stock has been granted. A total of 5,637,621 shares of ALZA's common stock have been reserved for common shares issuable under its stock option plan which was adopted in 1992 and amended in 1995. To date, all options granted have had exercise prices equal to the

PAGE 33 OF PAPER FORMAT ANNUAL REPORT

fair market value of common stock on the date of grant. Options granted under previous plans also remain outstanding, but no additional options may be granted under such plans.

Pro forma information regarding net income and net income per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995: risk-free interest rates in the range of 4.78% to 7.48%; dividend yields of zero; an expected volatility factor of the market price of the Company's common stock of 0.30; and an expected life of the option in the range of 2.3 to 5.3 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility and expected option life. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

ALZA has an employee stock purchase plan under which essentially all ALZA's employees may participate and purchase stock at 85% of its fair market value at certain specified dates. Employee contributions are limited to 15% of compensation and no more than 300,000 shares may be purchased by all participants in any plan year. In 1996, 1995 and 1994 an aggregate of 237,950, 165,314 and 157,075 shares, respectively, of ALZA common stock were purchased by the participants under the terms of this plan. Since adoption of this plan in 1984, 1,405,398 shares have been issued under this plan and 644,602 shares are available for issuance. The fair value of the employees' purchase rights was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and

PAGE 33-34 OF PAPER FORMAT ANNUAL REPORT

1995: risk free interest rate in the range of 4.78% to 5.87%; dividend yields of zero; an expected votality factor of the market price of the Company's common stock of 0.30; and an expected life of 6 months. The weighted-average fair value for shares issued under the employee stock purchase plan for 1996 and 1995 was $6.21 and $5.62, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting periods. The Company's pro forma net income would have been $85.8 million and $70.0 million for 1996 and 1995, respectively. Pro forma net income per common and common equivalent share would have been $1.01 and $0.85 for 1996 and 1995, respectively. Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully realized until 1998. A summary of the Company's stock option activity, and related information for the years ended December 31 follows:



                                        1996                                        1995
                            ------------------------------------    -------------------------------------
                               Options        Weighted-Average          Options         Weighted-Average
                            (in millions)      Exercise Price        (in millions)       Exercise Price
                            ---------------  -------------------    ----------------  -------------------
Outstanding-beginning
  of year                               5.7          $23                         4.4          $21
Granted                                 0.9           27                         1.8           23
Exercised                              (0.9)          20                        (0.3)          14
Forfeited                              (0.2)          25                        (0.2)          21
                            ---------------                         ----------------
Outstanding-end of year                 5.5           24                         5.7           23
                            ---------------                         ----------------
                            ---------------                         ----------------
Exercisable - end of year               2.2           23                         1.8           23

Weighted-average fair value
 of options granted during
 the year                                 $8.13                                    $7.75



PAGE 34-35 OF PAPER FORMAT ANNUAL REPORT

                                         OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                          ------------------------------------------------------  ---------------------------------
                               Number      Weighted-Average                            Number
    Range of                Outstanding       Remaining        Weighted-Average     Exercisable    Weighted-Average
    Exercise                at 12/31/96    Contractual life        Exercise         at 12/31/96        Exercise
     Prices                (in millions)      (in years)            Price          (in millions)        Price
-------------------       ----------------  ---------------    -----------------  ---------------   ---------------

$12.00-18.75                    0.1             2.08           $     13.01             0.1          $     13.01

 19.00-25.88                    4.8             7.67                 22.71             1.8                21.63

 27.50-34.00                    0.5             7.35                 30.20             0.2                31.05

 44.50-49.25                    0.1             5.28                 45.72             0.1                45.73



NOTE 7:  COMMITMENTS AND CONTINGENCIES

ALZA leases certain buildings and equipment under operating leases. Rent expense under these leases during the years ended 1996, 1995 and 1994 was $3.7 million, $1.7 million and $1.6 million, respectively. Aggregate minimum rental commitments under non-cancelable operating lease arrangements as of December 31, 1996 were $8.0 million and are payable as follows: $3.2 million in 1997, $2.3 million in 1998, $2.0 million in 1999, $0.4 million in 2000 and $0.1 million in 2001.

NOTE 8:  INCOME TAXES

The provision for income taxes is as follows for each of the three years ended December 31:

(In millions)                      1996             1995              1994
                                 ------           ------            ------
Federal:
 Current                         $ 47.9           $ 30.1            $ 23.4
 Deferred                          (2.4)             5.6               4.1
                                 ------           ------            ------
                                   45.5             35.7              27.5
State:
 Current                           11.2              6.4               6.2
 Deferred                             -              2.3               1.5
                                 ------           ------            ------
                                   11.2              8.7               7.7
                                 ------           ------            ------
Provision for income taxes       $ 56.7           $ 44.4            $ 35.2
                                 ------           ------            ------
                                 ------           ------            ------
                                        -33-

PAGE 35 OF PAPER FORMAT ANNUAL REPORT


Tax benefits associated with employee stock option transactions reduced accrued income taxes by $3.3 million for 1996 and $1.0 million for each of 1995 and 1994.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the differences are as follows:

(In millions)                            1996        1995       1994
                                       ------      ------     ------
Expected federal tax at 35%            $ 52.2      $ 40.9     $ 32.7
State income taxes, net of
 federal benefit                          7.3         5.7        5.0
Investment and research
 tax credits                             (2.3)       (1.3)      (2.0)
Other                                    (0.5)       (0.9)      (0.5)
                                       ------      ------     ------
Provision for income taxes             $ 56.7      $ 44.4     $ 35.2
                                       ------      ------     ------
                                       ------      ------     ------


Temporary differences which give rise to a significant portion of deferred tax assets and liabilities for 1996 and 1995 are as follows:

(In millions)                                     1996                 1995
                                                 ------              ------
Deferred tax assets:
  Inventories                                    $  5.7              $  6.2
  Compensation                                     14.5                13.0
  Capitalized intangibles                           6.1                 5.8
  Deferred revenue                                  0.1                 7.2
  State income taxes                                4.8                 2.4
  Other                                             3.3                 2.1
                                                 ------              ------
        Total deferred tax assets                  34.5                36.7

Deferred tax liabilities:
  Property, plant and equipment                    39.8                38.2
  Unrealized gains (losses) on available-for-
     sale securities                               (0.1)                1.3
  Other                                             2.5                 2.1
                                                 ------              ------
        Total deferred tax liabilities             42.2                41.6
                                                 ------              ------
Net deferred tax liabilities                     $  7.7              $  4.9
                                                 ------              ------
                                                 ------              ------

PAGE 36 OF PAPER FORMAT ANNUAL REPORT


NOTE 9:  LITIGATION

In December 1991, a patent infringement suit was filed by Ciba-Geigy Inc. ("Ciba-Geigy"), now Novartis Pharmaceuticals Corportation, against Marion Merrell Dow Inc. (now Hoechst Marion Roussel, Inc.) and ALZA in connection with the commercialization of Nicoderm-Registered Trademark-. In October 1994, the Court granted a motion for summary judgment brought by ALZA and HMR, ruling the Ciba-Geigy patent invalid. During October 1995, the Court of Appeals for the Federal Circuit upheld the most significant portions of the summary judgment decision, and sent back to the District Court the issue of validity of certain other more limited claims. ALZA believed that these narrower claims were invalid and did not cover the Nicoderm-Registered Trademark- product; therefore, ALZA reversed a portion of a reserve that was established after the patent infringement suit was filed. The effect of the reversal increased royalties and fees by approximately $7.4 million during the fourth quarter of 1995. During January 1995, ALZA and HMR filed a separate suit against Ciba-Geigy and LTS Lohmann Therapy Systems Corporation for infringement of two U.S. patents issued to ALZA in 1994 relating to the transdermal administration of nicotine. In June 1996, ALZA and HMR entered into a settlement agreement with Ciba-Geigy which resolved these disputes. Ciba-Geigy made a one-time settlement payment to HMR and ALZA, and is paying ongoing royalties on its U.S. nicotine patch sales, retroactive to January 1, 1996. ALZA and HMR share the royalty payments in accordance with the agreements between them.

During January 1994, a suit was filed against ALZA by Cygnus Therapeutic Systems ("Cygnus") seeking a declaration of unenforceability and invalidity of an ALZA patent relating to transdermal administration of fentanyl (which patent covers Duragesic-Registered Trademark-) and alleging violation of antitrust laws. In April 1995, the court granted ALZA's motion to dismiss the lawsuit; Cygnus appealed that ruling. During 1996, the Court of Appeals of the Federal Circuit upheld the District Court's dismissal of Cygnus' claims against ALZA. Cygnus has no further right of appeal.

PAGE 36-37 OF PAPER FORMAT ANNUAL REPORT

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

NOTE 10:  STATEMENT OF CASH FLOWS

Supplemental disclosures of cash flow information:

(In millions)                            1996     1995       1994
                                       ------   ------     ------
Cash paid during the year for:
     Income taxes                      $ 42.2   $ 37.0     $ 25.7
     Interest                            16.3      2.6        6.3


Supplemental schedule of noncash investing and financing activities:

(In millions)                                1996    1995     1994
                                           ------   -----  -------
     Net unrealized gains (losses)
     on available-for-sale
     securities, net of tax effect         $ (2.0)  $ 9.4  $  (7.5)

     Deferred issuance costs -
     5 1/4% Debentures                          -       -      8.4

     Deferred issuance costs -
     5% Debentures                           11.2       -        -


NOTE 11:  SUBSEQUENT EVENTS

Subsequent to year end, ALZA entered into an agreement with U.S. Bioscience under which U.S. Bioscience will sell approximately 1.2 million of its common shares to ALZA (4.9% of the outstanding common shares of U.S. Bioscience) at a purchase price of $18.256 per share, for an aggregate investment

PAGE 37 OF PAPER FORMAT ANNUAL REPORT

of $21.5 million. U.S. Bioscience will spend a portion of the proceeds on programs supporting the Ethyol-Registered Trademark- product.

Also subsequent to year end, ALZA announced that it had entered into an agreement under which Alkermes, Inc. ("Alkermes") will sell 2.0 million of its common shares (9.7% of the outstanding common shares of Alkermes) to ALZA at a purchase price of $25 per share, for an aggregate investment of $50 million. Separately, ALZA and Alkermes agreed to collaborate on a program for the development and commercialization of a product utilizing Alkermes' drug delivery technology. ALZA will fund the development costs of the program and will have worldwide commercialization rights to the product. Alkermes will receive royalties based on product sales and it is anticipated that Alkermes will manufacture the product.

PAGE 37 OF PAPER FORMAT ANNUAL REPORT


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
ALZA CORPORATION


We have audited the accompanying consolidated balance sheet of ALZA Corporation as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ALZA Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                        Ernst & Young LLP


Palo Alto, California
February 14, 1997

PAGE 38 OF PAPER FORMAT ANNUAL REPORT


ALZA COMMON STOCK

ALZA common stock is listed for trading (symbol AZA) on the New York Stock Exchange and ALZA warrants are listed for trading (symbol ALZAW) on the Nasdaq Stock Market ("Nasdaq"). Both securities are reported in the WALL STREET JOURNAL and other newspapers. As of December 31, 1996, there were 9,022 holders of record of ALZA common stock and 5,968 holders of record of ALZA warrants. ALZA has never paid cash dividends on its common stock and has no plan to do so in the foreseeable future. The quarterly high and low sales prices of ALZA common stock for the calendar years 1996 and 1995, as reported on the composite tape, and ALZA warrants from the date of initial trading (June 11, 1996) as quoted on Nasdaq, are shown below:

                                       ALZA COMMON STOCK                      ALZA WARRANTS
                      -------------------------------------------------    ------------------
                                 1996                     1995                    1996
                      ------------------------   ----------------------    ------------------
                           High        Low           High      Low           High      Low
  First quarter        $34 7/8       $24 3/8       $24 1/8    $18 1/8       $   -     $  -

  Second quarter        32 1/2        26 3/8        24 5/8     18 3/8        3/16      1/8

  Third quarter         27 3/4        24            27         22 1/8        3/16      1/16

  Fourth quarter        29            25 1/8        25 1/8     20 1/4        1/8       1/16




PAGE 38 OF PAPER FORMAT ANNUAL REPORT


SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In millions, except per share amounts)

                                             1996                                     1995
                            -------------------------------------     -----------------------------------
                             Fourth     Third    Second    First        Forth    Third    Second    First
---------------------------------------------------------------------------------------------------------------
Total revenues               $126.2    $114.9    $128.1    $96.8       $101.8    $85.6    $83.0     $80.2

Operating income               36.2      33.2      36.7     31.2         31.5     30.0     27.6      27.3

Net income                     25.7      23.1      23.2     20.4         19.7     18.2     17.5      17.0

Net income per share           0.30      0.27      0.27     0.24         0.24     0.22     0.21      0.21
---------------------------------------------------------------------------------------------------------------


PAGE 39 OF PAPER FORMAT ANNUAL REPORT


SELECTED CONSOLIDATED FINANCIAL DATA
(In millions, except per share amounts)

                              1996     1995     1994    1993      1992    1991      1990     1989     1988    1987
------------------------------------------------------------------------------------------------------------------------
Total revenues              $466.0   $350.6   $278.8  $234.2    $250.5  $162.3    $109.4    $92.7    $84.2   $70.8

Net income (loss)             92.4     72.4     58.1    45.6(1)   72.2   (62.1)(2)  24.7     18.8     17.0    14.0

Net income (loss) per share   1.08(3)  0.88     0.71    0.57      0.90   (0.88)     0.35     0.27     0.25    0.21

Cash, cash equivalents,
 short-term and long-term
 investments                 999.8    419.1    344.9   257.5(4)  338.5   296.6     302.4    109.0    121.1   142.8

Total assets               1,613.7    937.2    806.3   621.8(4)  698.4   580.5     530.9    288.4    261.6   243.5

Convertible debentures       882.3    362.9    344.6       -(5)  229.0   213.2     273.2     75.0     75.0    75.0

Total stockholders' equity   596.7    454.6    364.5   306.7(4)  407.5   322.9     219.6    186.6    159.8   139.0

------------------------------------------------------------------------------------------------------------------------


(1) Includes pre-tax charges and allowances of $28.1 million ($0.23 per share on an after-tax basis) related primarily to manufacturing activities. Also includes $6.6 million ($0.08 per share) in one-time benefits resulting from the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", and a $3.8 million ($0.05 per share) extraordinary charge relating to the redemption of ALZA's 7 1/2% zero coupon convertible subordinated debentures.

(2) Includes the effects of a one-time charge of $101.3 million ($1.38 per share) related to the purchase of in-process technology.

(3) Net income per share calculation uses adjusted net income of $101.6 million.

(4) Includes the effect of the $250 million contribution to Therapeutic Discovery Corporation and the related special dividend to ALZA stockholders.

(5) Approximately $249.5 million of commercial paper (including accrued interest) was outstanding.