Form 10-K405, Exhibit 13
period 1999-12-31
ALZA CORP
filed 2000-03-29
CIK 4310

EXHIBIT 13
Portions of the 1999 Annual Report to Stockholders

Page 25 of paper format annual report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

                       RESULTS OF OPERATIONS

                              SUMMARY


SUMMARY
(In millions, except per share amounts)
						   1999      1998       1997
________________________________________________________________
Revenues                            $ 795.9   $ 646.9    $ 504.4

Operating Income (Loss)               149.2     196.5     (228.8)

Net Income (Loss)                      91.0     108.3     (275.2)

Diluted Earnings (Loss) per Share      0.88      1.07      (2.83)



1999 Compared to 1998

     ALZA acquired all of the outstanding stock of SEQUUS Pharmaceuticals, Inc. ("SEQUUS") in a tax-free, stock-for-stock transaction on March 16, 1999. SEQUUS stockholders received 0.4 shares of ALZA common stock for each share of SEQUUS common stock. ALZA issued 13.2 million shares to acquire the outstanding shares of SEQUUS on the closing date. ALZA has accounted for the transaction as a pooling of interests and accordingly, the consolidated financial statements and all financial information presented herein have been restated to reflect the combined operations, financial position and cash flows of both companies.

     On June 21, 1999, ALZA entered into an Agreement and Plan of Merger with Abbott Laboratories, Inc.("Abbott"), an Illinois corporation. Under the terms of the merger agreement, Abbott would have acquired all of ALZA's outstanding stock in a tax-free, stock-for-stock transaction. On December 16, 1999, ALZA and Abbott announced that the merger would not be completed due to the inability of the companies to meet certain requirements of the Federal Trade Commission ("FTC") for approval of the transaction. On January 20, 2000, ALZA and Abbott announced the formal termination of the merger agreement. No payments were made as a result of the termination.

     ALZA's 1999 net income decreased to $91.0 million, or $0.88 per diluted share, compared with 1998 net income of $108.3 million, or $1.07 per diluted share. The 1999 net income included a total of $60.6 million ($41.7 million after tax, or $0.40 per share, diluted) of charges, including $32.3 million relating to the acquisition of SEQUUS, $13.4 million resulting from the terminated merger agreement with Abbott, $9.6 million relating to a change in sales return policy and an increase in the reserve for sales rebates, and $5.3 million primarily relating to a write-off of
uncollectible accounts receivable.   Excluding these charges, net
income for 1999 was $132.6 million, or $1.28 per diluted share. In addition to the charges mentioned above, the results for 1999 were impacted primarily by the following:

     --Net sales increased 55% to $448.0 million in 1999 from $289.4 million in 1998. Sales of products by ALZA
     Pharmaceuticals increased 84% to $323.4 million in 1999 compared with $175.8 million in 1998.

     --Gross margin as a percentage of net sales increased to 65% in 1999 from 57% in 1998.

     --Interest and other income increased 57% to $41.6 million in 1999 from $26.4 million in 1998.

     --ALZA's effective tax rate declined to 31% for 1999, excluding the tax benefit of $13.5 million associated with merger-related costs, compared to 35% for 1998.

     Substantially offsetting these contributions to net income in 1999 were the following:

     --Selling, general and administrative expenses increased substantially to $259.0 million in 1999 from $141.9 million in 1998. This increase was due to the expansion of the ALZA Pharmaceuticals sales organization beginning in the second half of 1998, the increase in sales and marketing expenditures related to the launch and promotion of Ditropan XL-registered trademark- (oxybutynin chloride) in February 1999 and increased marketing expenses for ALZA's expanded product portfolio.


1998 Compared to 1997

     ALZA's 1998 net income increased to $108.3 million, or $1.07 per diluted share, compared with 1997 net loss of $(275.2) million, or $(2.83) per diluted share. The 1997 net income included a total of $368.7 million (or $3.77 per share, diluted) of charges, including a $247.0 million charge and $8.0 million of interest expense related to ALZA's distribution of shares of Crescendo Pharmaceuticals Corporation ("Crescendo"), $108.5 million for acquired in-process research and development, an asset write-down of $11.5 million and costs of $1.8 million related to a workforce reduction, less a tax benefit of $8.1 million. Excluding these charges, net income for 1997 was $93.5 million, or $0.94 per diluted share. The increase in 1998 net income resulted primarily from the following:

     --Net sales increased 60% to $289.4 million in 1998 from $181.1 million in 1997. Sales of products by ALZA
     Pharmaceuticals doubled in 1998 compared with 1997, increasing to $175.8 million in 1998 from $87.9 million in 1997.

     --Gross margin as a percentage of net sales increased to 57% in 1998 from 45% in 1997.

     --Royalties, fees and other revenues increased 24% to $233.1 million in 1998, compared with $188.3 million in 1997.

Page 26 of paper format annual report

     Substantially offsetting these contributions to net income in 1998 were the following:

     --Selling, general and administrative expenses increased to $141.9 million in 1998 from $85.3 million in 1997, excluding $0.4 million in costs related to workforce reductions in 1997. This increase reflects the substantial increase in the size of the sales organization and increased marketing expenses related to ALZA's expanded product portfolio and preparation for the launch of Ditropan XL in February 1999. Increased amortization of product acquisition costs also contributed to the increase in selling, general and administrative expenses in 1998, as a result of a full year of amortization of the costs of products acquired by ALZA in 1997.

     --Interest income declined 54% in 1998 compared with 1997, due to lower cash balances as a result of the purchase of all of the shares of Therapeutic Discovery Corporation ("TDC"), the formation of Crescendo and several product acquisitions, all of which occurred in the second half of 1997, and payment of $91.2 million for the exercise of the option to acquire all of the outstanding limited partnership interests in ALZA TTS Research Partners, Ltd. (the "TTS Partnership"), which occurred in the third quarter of 1998.


OPERATING SEGMENTS

     ALZA has two operating segments: ALZA Pharmaceuticals and ALZA Technologies.

     ALZA Pharmaceuticals markets and sells products developed by ALZA Technologies or others directly to the pharmaceutical marketplace in the United States and Canada and to distributors who sell such products outside the United States and Canada. ALZA Pharmaceuticals also co-promotes products with third parties, conducts clinical studies and engages ALZA Technologies and others to conduct product development and manufacture products marketed by ALZA Pharmaceuticals.

     ALZA Technologies conducts research on ALZA's drug delivery technologies and develops products for ALZA Pharmaceuticals, Crescendo and other pharmaceutical company clients, and manufactures products for sale by ALZA Pharmaceuticals and client companies.

     The "Other" category primarily comprises corporate general and administrative activities and the associated costs related to finance, legal, human resources, commercial development, executive and other functions not directly attributable (or allocated) to the activities of the operating segments, as well as rental and service fee revenues.


OPERATING SEGMENT SUMMARY
(In millions, except per share amounts)
						   1999      1998     1997
Revenues
 ALZA PHARMACEUTICALS               $ 427.9   $ 294.1  $ 191.3
 ALZA TECHNOLOGIES                    475.8     450.1    409.9
 OTHER                                  1.7       2.4      0.8
______________________________________________________________
  Total segment revenues              905.4     746.6    602.0
  Intersegment eliminations          (109.5)    (99.7)   (97.6)
______________________________________________________________
     Total revenues                 $ 795.9   $ 646.9  $ 504.4


Operating Income (Loss)
 ALZA PHARMACEUTICALS               $  24.7   $  25.6  $(352.8)(2)
 ALZA TECHNOLOGIES                    203.3     199.4    153.7(2)
 OTHER                                (78.8)(1) (28.5)   (29.7)
______________________________________________________________
     Total operating income (loss)  $ 149.2   $ 196.5  $(228.8)


(1) In 1999, the operating loss for Other includes merger-related expenses of $32.3 million relating to the acquisition of SEQUUS and $13.4 million resulting from the terminated merger agreement. Excluding these charges, operating loss for Other would have been $33.1 million in 1999.

(2) In 1997, the operating loss for ALZA Pharmaceuticals includes charges totaling $334.0 million for the purchase of TDC, the contribution to Crescendo, and a payment in connection with a development and option agreement for Cereport-trademark- (bradykinin-based receptor-mediated permeabilizer) between ALZA and Alkermes, Inc. Excluding these charges, operating loss for ALZA Pharmaceuticals would have been $18.8 million in 1997. Operating income for ALZA Technologies in 1997 included charges totaling $34.4 million related to a development and commercialization agreement between ALZA and Janssen Pharmaceutica, Inc. for E-TRANS-registered trademark- fentanyl, a write-down of manufacturing and research and development assets, and costs related to a workforce reduction. Excluding these charges, operating income for ALZA Technologies would have been $188.1 million in 1997.

ALZA PHARMACEUTICALS

     ALZA Pharmaceuticals derives its revenues from sales of ALZA-marketed products to the pharmaceuticals marketplace in the United States and Canada and to distributors who market the products elsewhere; research and development revenues from Crescendo (and prior to 1998, TDC); co-promotion fees from third parties, and fees (including milestone payments) received with respect to rights to market outside the United States or Canada products marketed or intended to be marketed by ALZA Pharmaceuticals in the United States and Canada. Revenues from Crescendo (and previously, TDC) are offset by intersegment charges from ALZA Technologies for research and development expenses related to products marketed by, and potential products for marketing by, ALZA Pharmaceuticals under development on behalf of Crescendo. Crescendo is expected to expend its remaining funds during the second half of 2000, at which time ALZA Pharmaceuticals will no longer have offsetting revenues for its research and development expenses relating to Crescendo products, if ALZA Pharmaceuticals continues the development of such produts. ALZA Pharmaceuticals' costs and expenses include costs of products shipped for products marketed by ALZA Pharmaceuticals, including costs of products manufactured by ALZA Technologies and third party manufacturers, research and development expenses billed by ALZA Technologies and others, sales and marketing expenses and amortization of product acquisition payments.

Page 27 of paper format annual report

     ALZA Pharmaceuticals' operating income remained relatively constant in 1999 compared to 1998. ALZA Pharmaceuticals' revenues increased 45% in 1999 compared to 1998, and gross margin as a percentage of net sales of ALZA-marketed products increased to 80% in 1999 compared with 77% in 1998. The increase in revenues was due to an 84% increase in net sales of ALZA-marketed products as compared to 1998. These increases in revenues and gross margin were offset by increased sales and marketing expenses and, to a lesser extent, an increase in clinical expenses.

     ALZA Pharmaceuticals' operating income increased substantially in 1998 compared to 1997, excluding certain 1997 charges described above. This improvement was due to a 100% increase in net sales of ALZA-marketed products and an increase in gross margin as a percentage of net sales on these products to 77% in 1998 compared with 76% in 1997, offset by increased sales and marketing expenses and amortization of product acquisition payments.

ALZA TECHNOLOGIES

     ALZA Technologies derives its revenues from net sales of products manufactured for client companies and for ALZA Pharmaceuticals, royalty revenues, fee revenues (including milestone payments) under agreements with client companies, and revenues for research and development activities undertaken for client companies and ALZA Pharmaceuticals.

     Operating income for 1999 remained relatively constant compared with operating income for 1998, primarily due to the increase in both contract manufacturing sales and revenues from royalties being offset by the decline in fee revenues in 1999 compared to 1998. In 1998, operating income for ALZA Technologies increased 6% compared to 1997, excluding certain 1997 charges as described above. This increase was primarily due to a 17% increase in royalties, fees and other revenues, a 22% increase in contract manufacturing sales and an improvement in gross margin to 24% in 1998 compared with 15% in 1997.

OTHER

     In 1999, the operating loss for the Other segment increased 16%, excluding certain charges described above, compared to 1998, due primarily to an increase in certain corporate expenses and, to a lesser extent, lower rent and service revenues in 1999 compared with 1998, partially offset by higher cash surrender value of company-owned life insurance policies in 1999 compared with 1998. In 1998, the operating loss for the "Other" segment was $28.5 million, compared with $29.3 million in 1997, excluding a $0.4 million charge related to a workforce reduction. The decrease in the operating loss was due primarily to lower allocated internal expenses, a reduction in certain corporate expenses and higher cash surrender value of company-owned life insurance policies, all in 1998 compared with 1997.

                             NET SALES

NET SALES
(Dollars in millions)                 1999       1998      1997
_______________________________________________________________
ALZA PHARMACEUTICALS
 Ditropan XL-registered
  trademark-                        $  86.9    $   -     $   -
 Doxil-registered trademark-
  /Caelyx-registered trademark-        66.2      48.4      29.5
 Ethyol-registered trademark-          48.3      32.6      20.6
 Elmiron-registered trademark-         29.9      23.0       4.8
 Mycelex-registered trademark-
  Troche                               29.2      25.9      10.8
 Testoderm-registered trademark-
  TTS line                             20.8      10.0       6.3
 Other                                 42.1      35.9      15.9
_______________________________________________________________
  Total ALZA Pharmaceuticals          323.4     175.8      87.9

ALZA TECHNOLOGIES
 Contract manufacturing               124.6     113.6      93.2
 Intersegment                          18.6       6.6       6.0
_______________________________________________________________
  Total ALZA Technologies             143.2     120.2      99.2

 Intersegment eliminations            (18.6)     (6.6)     (6.0)
_______________________________________________________________
     Total net sales                $ 448.0   $ 289.4   $ 181.1

Total net sales as a percentage
  of total revenues                     56%       45%       36%

ALZA Pharmaceuticals as a percentage
  of total net sales                    72%       61%       49%



ALZA PHARMACEUTICALS

     Included in net sales of ALZA Pharmaceuticals are sales of the products marketed directly by ALZA in the United States and Canada, and sales of those products in other countries through distributors (and to a limited extent, direct sales by ALZA of Amphocil-registered trademark- (lipid-based amphotericin B) in the United Kingdom). Net sales of ALZA-marketed products increased 84% in 1999 compared to 1998 due to $86.9 million sales of Ditropan XL, which was launched on February 1, 1999, as well as an increase of 37% in sales of Doxil-registered trademark- (doxorubicin HCl liposome injection), in 1999 compared to 1998. Doxil is marketed by Schering-Plough Ltd. ("Schering-Plough") in Europe under the tradename Caelyx-registered trademark-. In addition, Ethyol-registered trademark- (amifostine), Elmiron-registered trademark- (pentosan polysulfate sodium) and Mycelex-registered trademark- (clotrimazole) Troche had significant growth in sales in 1999 as compared to 1998.

     ALZA Pharmaceuticals' net sales increased 100% in 1998 compared to 1997, resulting from a 64% increase in sales of Doxil and a 58% increase in sales of Ethyol, together with sales of Mycelex Troche, Elmiron, BiCitra-registered trademark- (sodium citrate and citric acid), PolyCitra-registered trademark- (potassium citrate), and immediate release Ditropan-registered trademark-, the rights to all of which were acquired by ALZA in the second half of 1997, and sales of Testoderm-registered trademark-TTS (Testosterone Transdermal System), which was launched in March 1998.

     Net sales of ALZA-marketed products can be expected to vary from significantly from year to year, particularly in the first years after launch of a new product. Ditropan XL was launched in the first

Page 28 of paper format annual report

quarter of 1999, and Doxil, Ethyol, Elmiron and Testoderm TTS were cleared for marketing during the past few years. In June 1999, the United States Food and Drug Administration ("FDA") approved new indications for Ethyol and Doxil. Wholesaler stocking patterns, managed care and formulary acceptance, the introduction of competitive products, and acceptance by patients and physicians will also affect future sales of ALZA's products.

Product Acquisitions

     In July 1997, ALZA acquired exclusive rights to Mycelex Troche in the United States from Bayer Corporation ("Bayer"). Under the terms of the agreement, ALZA made a $50.0 million upfront payment to Bayer, which was capitalized. In 1999, ALZA made a milestone payment of $15.0 million to Bayer, which was also capitalized. Bayer manufactures Mycelex Troche for ALZA.

     In October 1997, ALZA acquired the exclusive rights in the United States and Canada to Elmiron and three additional urology products, BiCitra, PolyCitra and Neutra-Phos-registered trademark- (potassium and sodium phosphate), from Baker Norton Pharmaceuticals, Inc. and its parent, IVAX Corporation, (together, "IVAX"). Under the terms of the agreement, ALZA paid a $75.0 million upfront fee to IVAX, which was capitalized, and must pay additional fees if specified Elmiron sales levels are achieved during the five years ending October 2002. ALZA incurred additional milestone fees of $8.5 million in each of 1999 and 1998 based upon Elmiron sales, which were also capitalized. IVAX manufactures Elmiron for ALZA.

     In October 1997, ALZA acquired the rights in the United States to the immediate-release Ditropan product and trademark from Hoechst Marion Roussel, Inc. ("HMRI"), now Aventis S.A. ("Aventis"). ALZA also acquired the rights to the product in Canada in April 1998 from HMRI and Procter & Gamble Pharmaceuticals, Inc. ("P&G"). Under the terms of the agreements, ALZA made upfront payments to HMRI and P&G, which were capitalized, and incurred additional fees of $12.5 million in 1998 to HMRI based upon Ditropan sales levels in the United States, which were capitalized. Aventis manufactures the product for ALZA. ALZA has the right to market other products in the United States and Canada under the Ditropan trademark, and Aventis will receive royalty payments from ALZA if the trademark is used by ALZA with other products, such as Ditropan XL; therefore in 1999 ALZA made royalty payments to Aventis related to Ditropan XL sales.

     In November 1998, ALZA acquired the exclusive marketing and distribution rights in the United States to Urispas-registered trademark- (flavoxate hydrochloride) from SmithKline Beecham ("SB"). Under the terms of the agreement, ALZA paid a $25.0 million upfront fee to SB, which was capitalized. ALZA incurred an additional milestone payment of $5.0 million in 1999 for the filing of a supplemental New Drug Application ("sNDA") by SB, which was capitalized, and may be required to make additional milestone payments. SB manufactures the product for ALZA.

ALZA TECHNOLOGIES

     Net sales from contract manufacturing include sales generated from contract manufacturing activities for ALZA's client companies and ALZA Pharmaceuticals. Net sales from contract manufacturing increased 10% in 1999 compared with 1998, primarily due to an increase in ALZA shipments to client companies of Glucotrol XL-registered trademark- (glipizide) and NicoDerm-registered trademark-CQ-registered trademark- (nicotine). Net sales from contract manufacturing increased 22% in 1998 compared with 1997, primarily due to a 34% increase in ALZA's shipments of Duragesic-registered trademark- (fentanyl) to Janssen Pharmaceutica, Inc. ("Janssen").

     The timing and quantities of orders for products marketed by client companies are not within ALZA's control. Net sales to client companies can be expected to fluctuate from period to period, sometimes significantly, depending on the volume, mix and timing of orders for products shipped to client companies and, in some quarters, due to the shipment of launch quantities of products to clients.

                           GROSS MARGIN

Gross margin as a percentage of net sales
                                       1999     1998      1997
_______________________________________________________________
 ALZA PHARMACEUTICALS (1)              80%      77%       76%
 ALZA TECHNOLOGIES (1)                 24%      24%       15%

 Gross margin as a percentage of
   total net sales (2)                 65%      57%       45%

(1)  Includes intersegment revenues or expenses
(2)  After intersegment eliminations

     The increase in total gross margin in 1999 compared to 1998 was due to increased sales of higher-margin products by ALZA Pharmaceuticals, as well as an increase in ALZA Pharmaceuticals' sales as a percentage of total sales. The increase in total gross margin in 1998 compared to 1997 was due to increased sales of higher-margin products by ALZA Pharmaceuticals and increased shipments of higher margin products by ALZA Technologies to client companies. ALZA expects its gross margin on net sales to increase from historical rates over the longer term, although quarter-to-quarter fluctuations, some of which may be significant, can be expected to continue to occur. A trend of higher gross margins may be achieved through a proportionate increase in the sales by ALZA Pharmaceuticals in relation to sales by ALZA Technologies and, to a lesser extent, increased utilization of capacity and greater operating efficiencies by ALZA Technologies.

ALZA PHARMACEUTICALS

     The gross margin on net sales of ALZA-marketed products increased in 1999 compared to 1998 due to a shift in product mix towards sales of higher-margin products, including Ditropan XL.
The increase in gross margin in 1998 compared

Page 29 of paper format annual report

with 1997 was due to an increase in net sales of higher margin products, in large part reflecting a full year of sales in 1998 of products acquired in 1997.

ALZA TECHNOLOGIES

     The gross margin on net sales of products manufactured by ALZA Technologies for sale by client companies and ALZA Pharmaceuticals remained constant in 1999 compared to 1998. The gross margin on net sales of products manufactured by ALZA Technologies for sale by client companies and ALZA Pharmaceuticals increased in 1998 compared with 1997 as a result of an increase in shipments of higher-margin products to client companies. ALZA Technologies' gross margin on contract manufacturing sales is usually considerably lower than ALZA Pharmaceuticals' gross margin on its sales of ALZA-marketed products. ALZA's client-funded product development agreements generally provide for a supply price that is intended to cover ALZA's costs to manufacture the product plus a small margin. ALZA also receives royalties on the clients' sales of the products, which are included in royalties, fees and other revenues. Sales to ALZA Pharmaceuticals are based upon negotiated prices, which generally approximate the prices charged to third parties.

                ROYALTIES, FEES AND OTHER REVENUES

     Royalties, fees and other revenues consist largely of royalties paid by client companies on products developed under joint development and commercialization agreements with ALZA and marketed by the companies. Fee revenues consist of upfront, milestone and other one-time, special or infrequent payments made under these joint development agreements, or by distributors who acquire rights to market ALZA products outside the United States and Canada, and co-promotion fees.

                ROYALTIES, FEES AND OTHER REVENUES

(Dollars in millions)                   1999      1998      1997
________________________________________________________________
ALZA PHARMACEUTICALS                  $  14.0  $  25.3   $  11.9
ALZA TECHNOLOGIES                       211.4    205.4     175.6
OTHER                                     1.7      2.4       0.8
________________________________________________________________
 Total royalties, fees and
  other revenues                      $ 227.1  $ 233.1   $ 188.3

Percentage of total revenues              29%      36%       37%


ALZA PHARMACEUTICALS

     Fee revenue in 1999 for ALZA Pharmaceuticals included technology fees of $6.7 million from Crescendo, as provided in the agreements between ALZA and Crescendo, fees of $1.3 million from Schering-Plough under an agreement with Schering-Plough, as describe below, covering Caelyx (marketed as Doxil in the United States), and $6.0 million in co-promotion fees with respect to products co-promoted by ALZA Pharmaceuticals. In 1998, fee revenue for ALZA Pharmaceuticals included technology fees of $10.7 million from Crescendo, $6.5 million in fees from Synthelabo (now Sanofi-Synthelabo) for the rights to commercialize OROS-registered trademark- oxybutynin (marketed as Ditropan XL in the United States) in Europe, $4.0 million fees from Schering-Plough related to Caelyx, and $4.1 million in co-promotion fees with respect to products co-promoted by ALZA Pharmaceuticals. In 1997, ALZA Pharmaceuticals' fee revenue consisted of $4.0 million in technology fees from Crescendo, fees from Schering-Plough and co-promotion fees.

     ALZA has a distribution agreement with Schering-Plough, entered in 1996. Under the agreement, which expires in 2010, Schering-Plough has obtained exclusive rights to distribute, market and sell Caelyx worldwide, except for the United States, Japan and a few other countries. Under the terms of the agreement, ALZA received an upfront payment of $5.3 million and ALZA receives payments for product sold to Schering-Plough, with the price determined based on sales of the product. ALZA will continue to receive milestone payments upon achievement of certain specified events. Each party undertakes clinical trials in specific indications.

ALZA TECHNOLOGIES

     Royalties, fees and other revenues for ALZA Technologies increased 3% for 1999 compared to 1998 primarily due to an increase in royalties and other revenues in 1999 compared to 1998, partially offset by lower fee revenues in 1999 compared to 1998. Royalties, fees and other revenues for ALZA Technologies increased 17% in 1998 compared to 1997, primarily as a result of increased royalties due to a higher effective royalty rate on and increased sales of Duragesic by Janssen, and a higher royalty rate on and increased sales of Glucotrol XL by Pfizer, Inc. ("Pfizer"). Partially offsetting these increases in royalties were lower royalties on sales of Procardia XL-registered trademark- (nifedipine) by Pfizer and NicoDerm CQ by SB. Commercialization and licensing fees also contributed to the increase in royalties, fees and other revenues in 1998 compared with 1997.

     Fee revenues for 1998 included an upfront payment from Janssen related to the initiation of a new transdermal fentanyl product development program. Fees for 1997 included upfront payments from Knoll Pharmaceuticals Company in connection with an agreement for continued development and worldwide commercialization of an OROS hydromorphone product, from SB in connection with an agreement for the commercialization of the Nicoderm product in numerous international markets, and from Pfizer for the rights to commercialize an OROS pseudoephedrine product in certain countries outside the United States.

    On June 29, 1998, ALZA Development Corporation, a wholly-owned subsidiary of ALZA, elected to exercise its option to acquire all of the outstanding limited partnership interests in the TTS Partnership, which was formed in 1982 to develop and commercialize products combining ALZA's proprietary transdermal drug delivery technology with certain generic compounds. The exercise price of $91.2 million

Page 30 of paper format annual report

(determined under a formula set in 1983) was paid in cash to the limited partners on August 14, 1998. ALZA had been paying the TTS Partnership four percent of net sales of Duragesic and Testoderm-registered trademark- (testosterone), two products developed by ALZA on behalf of the TTS Partnership. As a result of the exercise of the purchase option, ALZA has all rights to these products, and therefore retains all royalties paid by Janssen on sales of Duragesic, the full transfer price and royalties from sales of Testoderm outside the United States, and the full sales margin on Testoderm in the United States. The purchase price was recorded as a deferred product acquisition cost and is being amortized over a period of 10 years beginning July 1, 1998.

     As of September 1998, ALZA and Janssen entered into an agreement under which Janssen is making a series of eight quarterly payments to ALZA over two years to help defray ALZA's substantial purchase price paid for the limited partnership interests in the TTS Partnership. In exchange, the royalty rate payable by Janssen to ALZA with respect to Duragesic has been reduced by a portion of the rate that ALZA had previously paid to the TTS Partnership.

     As of March 1998, ALZA and Alkermes, Inc. ("Alkermes") entered into an exclusive license agreement for two of ALZA's oral drug delivery technologies: RingCap-trademark- and dose sipping technology. Under this arrangement, ALZA granted Alkermes worldwide rights to the two technologies and Alkermes is responsible for continuing research and development of products incorporating them. ALZA received upfront payments from Alkermes and will receive a portion of Alkermes' revenues from the development and commercialization of products incorporating the technologies.

     Sales of Procardia XL, as reported by Pfizer, decreased 27% in 1999 from 1998, and decreased 13% in 1998 from 1997. Royalties from Procardia XL declined as anticipated and accounted for approximately 4% of total revenues in 1999, compared with 7% in 1998 and 11% in 1997. Several companies have filed Abbreviated New Drug Applications ("ANDAs") with the FDA requesting clearance to market generic sustained release nifedipine products which are asserted to be bioequivalent to Procardia XL, and one company has received FDA approval of its ANDA. Pfizer has filed suit against the ANDA applicants for infringement of patent rights relating to the nifedipine active drug substance in Procardia XL. Pfizer also has filed suit against the FDA, challenging the procedural basis for the FDA's approval of the generic products, which utilize a different mechanism of extended release than the OROS technology used in Procardia XL. In March 2000, Pfizer entered into a settlement agreement with Mylan Laboratories Inc. ("Mylan"), the first applicant for a generic version of Procardia XL. The settlement resolved the litigation pending between the parties, and Mylan announced that it would commercialize a generic version of Procardia XL to be supplied by Pfizer and incorporating ALZA's OROS technology. Under its agreement with Pfizer, ALZA will receive royalties on such products. It is not possible to predict the timing and amount of the negative impact on sales of Procardia XL that will result from competition from generic sustained-release nifedipine products.

                     RESEARCH AND DEVELOPMENT

     ALZA's research and development revenues generally represent reimbursement of costs, including a portion of general and administrative expenses, by clients, including Crescendo (and previously, TDC) for the development of products. Therefore, product development activities do not contribute significantly to operating results.

Research and Development Revenues
(Dollars in millions)                    1999      1998      1997
_________________________________________________________________
ALZA PHARMACEUTICALS
 Crescendo                            $  90.5   $  93.0  $  28.2
 TDC                                      -         -       63.3
_________________________________________________________________
  Total ALZA Pharmaceuticals             90.5      93.0     91.5

ALZA TECHNOLOGIES
 Crescendo                                -         2.0      1.5
 TDC                                      -         -        4.5
 Other clients                           30.3      29.4     37.5
 Intersegment                            90.9      93.1     91.6
_________________________________________________________________
  Total ALZA Technologies               121.2     124.5    135.1

Intersegment elimination                (90.9)    (93.1)   (91.6)
_________________________________________________________________
Total research and development
   revenues                       $     120.8   $ 124.4  $ 135.0

Percentage of total revenues            15%       19%      27%


ALZA PHARMACEUTICALS

     ALZA Pharmaceuticals derives research and development revenues from Crescendo and, prior to 1998, TDC. Revenues from Crescendo are offset by intersegment charges from ALZA Technologies for research and development expenses incurred on behalf of ALZA Pharmaceuticals related to products under development for marketing by ALZA Pharmaceuticals. ALZA expects that Crescendo will have expended all its available funds during the second half of 2000.

Crescendo Pharmaceuticals Corporation

    In September 1997, ALZA contributed $300.0 million in cash to Crescendo for Crescendo's Class A Common Stock (the "Crescendo Shares"). Also in September 1997, the Crescendo Shares were distributed to the holders of ALZA common stock and ALZA's outstanding convertible subordinated debentures. ALZA recorded a charge of $247.0 million (including expenses of $4.0 million) and interest expense of $8.0 million related to ALZA's contribution to Crescendo and the distribution to stockholders and debenture holders, respectively. ALZA also recorded a dividend of $49.1 million to ALZA stockholders in connection with the distribution of the Crescendo Shares.

    Under a Development Agreement between ALZA and Crescendo,
Crescendo is funding the development of human pharmaceutical products proposed by ALZA and accepted by Crescendo. The development of certain specified products was

Page 31 of paper format annual report

funded by Crescendo beginning August 25, 1997, the date on which TDC ceased funding the development of such products.

     Under a Technology License Agreement between ALZA and Crescendo, ALZA has granted to Crescendo a worldwide license to use ALZA technology solely to select and develop Crescendo products, to conduct related activities, and to commercialize Crescendo products. In exchange for the license to use existing ALZA technology relating to the products initially under development by ALZA and Crescendo, Crescendo pays a technology fee to ALZA, payable monthly over a period of three years, in the amount of $1.0 million per month for the 12 months following the distribution of the Crescendo Shares, $667,000 per month for the following 12 months and $333,000 per month for the following 12 months. The technology fee will no longer be payable at such time as fewer than two of the seven initial products under development by ALZA and Crescendo are being developed by Crescendo and/or have been licensed by ALZA pursuant to the option, granted to it by Crescendo, to license any or all Crescendo products. ALZA recorded technology fee revenue from Crescendo of $6.7 million, $10.7 million and $4.0 million for 1999, 1998 and 1997, respectively. Three of the seven initial products were in development and/or had been licensed at December 31, 1999.

     ALZA has an option to acquire an exclusive, royalty-bearing license to each product developed by Crescendo under the Development Agreement. The option is exercisable on a product-by-product, country-by-country, basis. In December 1998, ALZA exercised its option to obtain a worldwide license to OROS oxybutynin (Ditropan XL). Under the terms of the license agreement, ALZA makes payments to Crescendo based upon worldwide sales of the product. In consideration of the grant of the license, ALZA paid Crescendo 2.5% of net sales of the product in 1999 and will pay 3% for 2000 and 2001. Thereafter, until 15 years after the date of the first commercial sale of the product, the percentage of net sales owed to Crescendo will be based upon development costs of the product paid by Crescendo; based upon current information, this rate is expected to be between 5.5% and 6.5%. In 1999, ALZA paid Crescendo $2.3 million as royalties on the sales of Ditropan XL.

     On March 3, 2000, the FDA approved DUROS-registered trademark-leuprolide (which ALZA has named Viadur-trademark-) for marketing in the United States. The product is the first FDA-approved product to incorporate ALZA's DUROS-registered trademark- implant technology. Also on March 3, 2000, ALZA exercised its option to obtain a worldwide license to DUROS leuprolide from Crescendo. Under the terms of the license agreement between Crescendo and ALZA, Crescendo will receive payments from ALZA based on worldwide
net sales of the product.   For the first three years after launch
the rates will be 2.5%, 3.0% and 3.0% of net sales, respectively; thereafter the rate is expected to be between 7.5% and 8.5%.

     In addition, under Crescendo's Restated Certificate of Incorporation, ALZA has the right to purchase all (but not less than all) of the Crescendo Shares at a price based upon a pre-established formula, discussed in Note 7 to the consolidated financial statements.

Therapeutic Discovery Corporation

     In September 1997, ALZA purchased all of the outstanding shares of TDC Class A Common Stock for $100.0 million in cash. The purchase resulted in a charge of $77.0 million to acquisition of in-process research and development. Approximately $23.0 million of the purchase price was allocated to a deferred tax asset arising from TDC's net operating loss carryforwards and capitalized research and development expense. TDC was formed by ALZA in 1993 to develop and commercialize products incorporating ALZA's drug delivery technologies. At the time of its purchase by ALZA, TDC had a broad range of products in development, although none of these products had yet received regulatory approval for marketing. A significant portion of the purchase price was charged to the acquisition of in-process research and development because the TDC products were under development and had not yet been approved by the FDA. In addition, because TDC had rights only to specific products, and not technology, the products acquired had no alternative future uses.

ALZA TECHNOLOGIES

     Research and development revenues decreased slightly in 1999 compared to 1998 and 8% in 1998 compared to 1997, reflecting changes in the levels and types of product development activities under agreements with client companies.


Research and Development Expenses
(Dollars in millions)                  1999      1998        1997
_________________________________________________________________
ALZA PHARMACEUTICALS
 Intersegment                        $ 90.9    $ 93.1      $ 91.6
 Clinical expenses                     33.2      28.5        20.3
_________________________________________________________________
     Total ALZA Pharmaceuticals       124.1     121.6       111.9

ALZA TECHNOLOGIES                     150.4     154.3       160.3

 Intersegment eliminations            (90.9)    (93.1)      (91.6)
_________________________________________________________________

Total research and
       development expenses          $183.6   $ 182.8     $ 180.6

As a percentage of total revenues       23%       28%       36%


ALZA PHARMACEUTICALS

     ALZA Pharmaceuticals engages ALZA Technologies to perform research and development services, the cost of which is determined based upon amounts that would be charged to third parties for similar services. Expenses related to these services remained relatively constant in 1999 compared to 1998, primarily due to an increase in clinical expenses offset by a decline in intersegment expenses reflecting the completion of New Drug Applications ("NDA") submissions for DUROS leuprolide, which ALZA has named Viadur, and OROS-registered trademark- methylphenidate, which ALZA has named Concerta-trademark-, which were submitted to the FDA in

Page 32 of paper format annual report

April 1999 and July 1999, respectively. Research and development expenses increased 9% in 1998 compared to 1997 due to increased research and development related to Crescendo products, Doxil and an increase in clinical expenses.

     In September 1997, ALZA entered into a clinical development and option agreement with Alkermes relating to Cereport, a compound intended to facilitate the delivery of chemotherapeutic agents to the brain. Under the terms of the agreement, ALZA paid Alkermes $10.0 million, which was charged to acquisition of in-process research and development. Under the agreement, Alkermes is conducting additional clinical activities related to Cereport, and ALZA has the option to acquire exclusive worldwide commercialization rights to the product.

ALZA TECHNOLOGIES

     Research and development expenses decreased in 1999 compared to 1998, and in 1998 compared to 1997, due to a decrease in product development activities for ALZA Pharmaceuticals and under agreements with client companies.

Development Arrangements

     ALZA entered into two agreements with Janssen, effective December 31, 1997, modifying the previous arrangements between the parties relating to two E-TRANS fentanyl products. Under a development and commercialization agreement, ALZA and Janssen modified the agreement pursuant to which the companies were jointly developing E-TRANS fentanyl for the treatment of acute pain. In connection with this modified agreement, ALZA made a one-time payment of $21.5 million to Janssen. As the product was not yet approved by the FDA and has no alternative future use, the payment was charged to the acquisition of in-process research and development. Prior to these modifications, the agreement with Janssen for E-TRANS fentanyl was a typical client arrangement for ALZA under which Janssen paid all development costs, and ALZA would receive a royalty based on sales of the product, if the product was successfully developed. Janssen has notified ALZA of its intent to terminate its participation in the E-TRANS fentanyl (acute pain) program, effective in March 2000. Effective January 2000, the product became a Crescendo product, and Crescendo began funding product development. At present ALZA Pharmaceuticals plans to commercialize the product.

     Under the other agreement with Janssen, ALZA Pharmaceuticals has continued the development, with Crescendo, of an E-TRANS fentanyl product for the treatment of chronic and breakthough pain. Janssen has an option to take over funding the continued development of the product and to commercialize the product worldwide, once ALZA has expended a specified amount on the development of the product. The product is currently in limited development.

           SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
(Dollars in millions)                  1999        1998      1997
_________________________________________________________________
ALZA PHARMACEUTICALS
 Sales and marketing expenses       $ 200.0     $  95.2   $  45.8
_________________________________________________________________
   Total                              200.0        95.2      45.8

ALZA PHARMACEUTICALS
 Amortization of product acquisition
   payments                            15.1        11.1       4.0
ALZA TECHNOLOGIES
 Amortization of product acquisition
   payments                             9.1         4.6       -
_________________________________________________________________
   Total                               24.2        15.7       4.0

OTHER
 General and administrative expenses   34.8 (1)    31.0      35.9
_________________________________________________________________
Total selling, general and
  administrative expenses           $ 259.0     $ 141.9    $ 85.7

Total selling, general and administrative
  expenses a percentage of total revenues       33%      22%   17%

(1) Excludes merger-related expenses of $32.3 million relating to the acquisition of SEQUUS and $13.4 million resulting from the terminated merger agreement with Abbott.

ALZA PHARMACEUTICALS

     Sales and marketing expenses increased substantially in 1999 compared to 1998, and in 1998 compared to 1997, as a result of the significant increase in the size of ALZA's sales organization, the increased marketing expenses for ALZA's expanded product portfolio and the increased sales and marketing activities due to the launch and promotion of Ditropan XL in February 1999. During the second half of 1998, ALZA expanded its sales organization by approximately 260 sales professionals. In December 1998, ALZA entered into an agreement with UCB Pharma, Inc.("UCB Pharma") under which approximately 350 sales professionals of UCB Pharma are co-promoting Ditropan XL in the United States with ALZA. UCB Pharma receives payments based on sales of Ditropan XL above certain levels, as well as payments for sales calls made. The term of the co-promotion arrangement continues through March 2002.

     In June 1999, ALZA entered into an agreement with Abbott to co-promote Ditropan XL in the United States, adding sales calls of 300 more sales professionals to the sales force then promoting Ditropan XL. Co-promotion fees based on sales call made and other expenses were incurred under this agreement through December 1999.
Additional co-promotion fees and expenses were incurred in 2000 until the termination of the co-promotion arrangement on January
20, 2000.

Page 33 of paper format annual report

     Amortization of product acquisition payments increased in 1999 compared to 1998 due to the amortization of payments for products that were acquired in the second half of 1998, and the amortization of additional milestone payments incurred during 1999.
Amortization of product acquisition payments increased significantly in 1998 compared to 1997 due to a full year of amortization of the acquisition costs of products acquired in 1997 and, to a lesser extent, products acquired in 1998.

ALZA TECHNOLOGIES

     Amortization of product acquisition payments for 1999 and 1998 reflects amortization of the $91.2 million exercise price paid in August 1998 to acquire all of the outstanding limited partnership interests in the TTS Partnership, for a full year and six months, respectively. For reporting purposes, these costs are treated as product acquisition costs because they primarily relate to the acquisition of TTS Partnership's rights to Duragesic and ALZA retaining all royalties paid by Janssen on sales of that product.

OTHER

     In 1999, general and administrative expenses increased 12%, excluding certain merger-related expenses, compared with 1998, primarily due to a $4.5 million charge for uncollectible accounts receivable, partially offset by higher cash surrender value of company-owned life insurance policies. General and administrative expenses declined 14% in 1998 compared to 1997, excluding $0.4 million in costs related to workforce reductions in 1997. This decline was due primarily to lower allocated depreciation and facilities costs, a reduction in certain corporate costs and an increase in the cash surrender value of company-owned life insurance policies.


                    INTEREST INCOME AND EXPENSE

NET INTEREST
(In millions)                          1999        1998      1997
_________________________________________________________________
Interest and other income           $ (41.6)    $ (26.4)  $ (57.1)
Distribution to debenture holders       -           -         8.0
Interest expense                       58.1        56.7      55.2
_________________________________________________________________
  Net interest and other
   expense                          $  16.5     $  30.3   $   6.1


     The increase in interest and other income for 1999 compared to 1998 was primarily due to a pretax gain of $12.4 million on sales of real estate assets and realized gains on investments of $9.6 million in 1999. Interest and other income decreased in 1998 compared to 1997 primarily due to significantly lower average invested cash balances during 1998. ALZA's lower cash balances in 1998 were attributable to the purchase of TDC, the formation of Crescendo and several product acquisitions, all of which occurred in the second half of 1997, and payment of $91.2 million for the exercise of the option to acquire all of the outstanding limited partnership interests in the TTS Partnership, which occurred in the third quarter of 1998.

     Interest expense increased 3% in both 1999 compared to 1998, and in 1998 compared to 1997, primarily due to accreted interest on ALZA's 5 1/4% zero coupon convertible subordinated debentures due
2014 (the "5 1/4% Debentures") issued in 1994.

     The 1997 distribution to debenture holders is related to the Crescendo transaction as discussed under "Crescendo Pharmaceuticals Corporation" above.

                           INCOME TAXES

     ALZA's effective income tax rate was 31% in 1999 on income before merger-related expenses, compared to 35% in 1998. The tax benefit associated with merger-related expenses was $13.5 million (30%), reflecting that certain of the merger-related expenses were not deductible. The 1999 tax rate was lower than 1998's rate principally due to realization of previously reserved deferred tax assets relating to acquired SEQUUS tax loss carryforwards. In 1997, ALZA recorded income tax expense of $40.3 million despite ALZA's pretax loss, as certain charges recognized in 1997 were generally not deductible for income tax purposes. ALZA's 1997 effective income tax rate excluding such items was 34%.


                  LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES
(In millions)                          1999        1998      1997
_________________________________________________________________
Working capital                    $  297.8    $  297.6  $  276.9
Cash and investments                  589.1       514.1     561.1
Total assets                        1,852.5     1,666.6   1,450.7
Long-term debt                        979.0       966.1     932.2
Net cash provided by (used in)
  operating activities                160.2       115.0    (213.1)
Capital expenditures                   94.2        65.1      41.8
Product acquisition payments           35.0       127.6     140.1


     Cash flow provided by operating activities in 1999 was $193.6 million, excluding $33.4 million in cash payments made for merger-related expenses as discussed under "Results of Operations". Cash flow provided by operating activities in 1998 was $136.5 million, excluding a $21.5 million payment to Janssen in January 1998 discussed above under "Results of Operations". Cash flow provided by operating activities in 1997 was $122.6 million excluding a $247.0 million charge and $8.0 million interest expense relating to ALZA's distribution of shares of Crescendo; a $77 million charge relating to the purchase of TDC; a $10.0 million payment to Alkermes under

Page 34 of paper format annual report

an agreement relating to Cereport; and $1.8 million in severance payments; and an $8.1 million income tax benefit. These items are discussed above under "Results of Operations."

     During 1999, ALZA made fee payments of $15.0 million to Bayer related to Mycelex Troche, $8.5 million to IVAX related to Elmiron, $7.5 million to HMRI (now Aventis) related to Ditropan and $4.0 million related to rights to market certain products in Canada. During 1998, ALZA paid $91.2 million in cash for the purchase of all of the outstanding limited partnership interests of the TTS Partnership. Also in 1998, ALZA made an upfront fee payment of $25.0 million to SB for the United States rights to Urispas, and made additional fee payments of $6.2 million to HMRI for the immediate release Ditropan product and $5.0 million to U.S. Bioscience ("USB") related to Ethyol. Cash for these transactions was provided from the sales and maturities of short- and long-term investments, as well as from cash and cash equivalents.

     During 1997, ALZA paid $100.0 million in cash for the purchase of all of the shares of TDC, and contributed $300.0 million in cash to Crescendo. Also in 1997, ALZA paid Bayer a $50.0 million upfront fee for the United States rights to Mycelex Troche, made a $10.0 million payment to USB related to Ethyol and made an upfront payment of $75.0 million to IVAX for the United States and Canadian rights to Elmiron and three additional urology products. ALZA also paid $10.0 million to Alkermes under the agreement related to Cereport. Also during 1997, ALZA made a $36.2 million investment in a real estate joint venture, described below. Cash for these transactions was provided from the sales and maturities of short- and long-term investments, as well as from cash and cash equivalents.

     In late 1997, ALZA acquired a 50% interest in a real estate joint venture for the development of a 13-acre parcel of land in Mountain View, California. ALZA invested $36.2 million in the joint venture, which was applied to the construction of buildings on the parcel. ALZA is also obligated to make improvements to the buildings; approximately $117.8 million had been spent as of December 31, 1999 and ALZA expects to incur an additional $13.0 million in 2000. The improvements were substantially completed as of December 31, 1999. The joint venture began leasing the buildings to ALZA in the second half of 1999. The leases provide for an initial term of 15 years with scheduled annual rent increases, followed by two 10-year extension periods with rent increases based upon the Consumer Price Index. ALZA receives 50% of the joint venture's net income.

     Also in late 1997, ALZA entered into a ground lease agreement for a seven-acre parcel of land in Mountain View, California on which it may construct a pilot plant, laboratories or other technical facilities. The term of the ground lease is approximately 33 years and includes options for ALZA to purchase, or to be required to purchase, the property.

     During 1999, ALZA sold five buildings located in Palo Alto, California, resulting in a total pretax gain of $12.4 million. ALZA leased these buildings through December 1999, when it completed occupancy of its new buildings in Mountain View, California. ALZA is also leasing out certain other Palo Alto, Menlo Park and Mountain View, California properties it owns or leases, which will generate rental income in 2000 and beyond.

     ALZA's capital spending for 1999 was $94.2 million; $74.2 million for the Mountain View campus and the remainder for additions to facilities and equipment to support its expanding research, development and manufacturing activities, compared to capital spending of $65.1 million in 1998 and $41.8 million in 1997. Capital expenditures in 2000 are expected to decrease compared to 1999 levels as result of the completion of the current development program for the Mountain View campus.

     ALZA believes that its existing cash and investment balances are adequate to fund its cash needs for 2000 and beyond. In addition, should the need arise, ALZA believes it would be able to borrow additional funds, although no such borrowing arrangements are in place, or otherwise raise additional capital. ALZA may use its capital to make strategic investments or to acquire or license technology or products.


                              OUTLOOK

Notice Concerning Forward-Looking Statements

     The following is intended to provide an outlook for 2000 and beyond. To the extent any statements made in this section or elsewhere in this management's discussion and analysis or in the financial statements deal with information that is not historical, these statements are forward-looking. Such statements include, without limitation, plans concerning the commercialization of products, statements concerning potential product sales, future costs of products shipped (and gross margins), associated sales and marketing expenses, plans concerning development of products and other statements that are not historical facts. The occurrence of the events described, and the achievement of the intended results, are subject to various risk factors that could cause ALZA's actual results to be materially different from those presented in this outlook, some or all of which are not predictable or within ALZA's control. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to ALZA's business. Many of the significant risks related to ALZA's business are described in Item 1 of ALZA's Form 10-K Annual Report for the year ended December 31, 1999, and some are also discussed briefly below.

Net Sales

     Net sales of products marketed by ALZA Pharmaceuticals are expected to increase significantly in 2000 due to the anticipated launch of Concerta during the year, full year sales of Ditropan XL and increases in sales of currently-marketed products. ALZA also expects Viadur to be commercialized in late 2000 or early 2001. ALZA has the right to market Ethyol until April 2002, and will receive residual payments from MedImmune, Inc. ("MedImmune"), the successor by merger to USB, for nine years after the end of ALZA's marketing term. Wholesaler stocking patterns, managed care and formulary acceptance, the intro-


Page 35 of paper format annual report

duction of competitive products, and acceptance by patients, physicians and formularies will affect sales in 2000 and future sales of ALZA's products.

     ALZA expects 2000 contract manufacturing revenues for ALZA Technologies to increase slightly from 1999 levels due to anticipated increases in orders from customers. Because many factors affecting contract manufacturing activities are not within ALZA's control, revenues will continue to fluctuate from period to period depending on the volume, mix and timing of orders received from customers.

Gross Margins on Net Sales

     ALZA expects that gross margins, as a percentage of net sales, will continue to increase somewhat in 2000 and over the longer term, although quarter-to-quarter fluctuations will continue to occur. Higher gross margins may be achieved through continuing the proportionate increase in direct sales by ALZA Pharmaceuticals (as compared with sales from contract manufacturing), and, to a lesser extent, increased utilization of capacity and greater operating efficiencies by ALZA Technologies.

Royalties, Fees and Other Revenues

     Fees for ALZA Pharmaceuticals in 2000 are expected to include technology fees from Crescendo. Fees for 2000 may also include upfront and/or milestone fees from third parties in connection with arrangements for the commercialization of products and/or upfront fees and/or milestone payments in connection with client development arrangements.

     ALZA expects royalties, fees and other revenues for ALZA Technologies to continue to increase in 2000 as a result of growth in sales of products currently marketed by client companies. Sales of Duragesic, Glucotrol XL and Covera HS-trademark-(verapamil) are expected to continue increasing in 2000 while sales of Procardia XL are expected to continue to decline in 2000. ALZA expects fee revenue to contribute to ALZA Technologies' operating results in 2000.

     Royalties, fees and other revenues, which are derived largely from sales by client companies of products developed by ALZA Technologies, vary from quarter to quarter as a result of changing levels of product sales by client companies and, occasionally, the receipt by ALZA of one-time, infrequent and special fees (such as upfront fees and milestone payments). Because ALZA's clients generally take responsibility for obtaining necessary regulatory approvals and make all marketing and commercialization decisions regarding these products, most of the variables that affect ALZA's royalties, fees and other revenues are not directly within ALZA's control. Sales of products from which ALZA derives royalties and fees are affected by the clients' marketing efforts and the introduction and marketing of competing products, among other factors. Fees are generally one-time in nature and will vary from year to year and quarter to quarter.

     In December 1999 the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. ALZA is evaluating SAB 101's potential future impact on ALZA's financial position and results of operations. It is possible that under SAB 101, certain fees would be required to be deferred or recognized in revenue over or in future periods.

     During the next several years, ALZA intends to continue reducing its dependence on royalties and fees by further expanding ALZA's sales and marketing activities and by directly marketing and selling more products through ALZA Pharmaceuticals, including products developed with Crescendo. However, there can be no assurance that ALZA will be successful in continuing this expansion, or that any expanded sales and marketing activities will be successful, due to factors such as the risks associated with developing, clinically testing and obtaining regulatory clearance of products for marketing by ALZA Pharmaceuticals, the difficulties and costs associated with acquiring from third parties products for ALZA Pharmaceuticals to market, the length of the regulatory approval process, the uncertainties surrounding the acceptance of new products by the intended markets, the marketing of competitive products, risks relating to patents and proprietary rights and the current health care cost containment environment. ALZA expects that, in the near term, royalties on sales by clients of currently marketed products will continue to be a substantial contributor to net income.

Research and Development

     ALZA expects that Crescendo will expend its available funds during the second half of 2000. The rate of expenditure by Crescendo will depend upon the continued development of products currently under development by ALZA and Crescendo, and new products proposed by ALZA and accepted by Crescendo for development. After Crescendo expends its available funds, ALZA Pharmaceuticals will incur significant expenses for research and development services provided by ALZA Technologies that will no longer be reimbursed by Crescendo.

     If ALZA were to purchase all of Crescendo's shares the purchase price would be determined pursuant to a formula set forth in Crescendo's Certificate of Incorporation (See Note 7 to the Consolidated Financial Statements: Arrangements with Crescendo Pharmaceuticals Corporation and Therapeutic Discovery Corporation (Related Parties)). Depending on when the option is exercised, if at all, the purchase price would be at least $100 million and could be more.

Page 36 of paper format annual report

     Future product development revenues are dependent upon ALZA's ability to enter into new arrangements with client companies. Development agreements with client companies are generally terminable by the clients on short notice and may be terminated for many reasons, including technical issues, marketing concerns, reallocation of client resources, and changes in client priorities. In addition, product development revenues from any particular client program could decrease dramatically once the NDA for the product has been filed, and could decrease earlier if the client, rather than ALZA, were to undertake the clinical development of a product.

     In 2000, ALZA expects to continue internal technology research in order to continue strengthening ALZA's leadership in the drug delivery field.

Selling, General and Administrative Expenses

     Sales and marketing expenses are expected to increase in 2000 due to the increase in the size of the sales organization in 1999, costs associated with the launch of Concerta and continued promotion of ALZA Pharmaceutical's currently-marketed products. Amortization of product acquisition costs for 2000 will include ongoing amortization of costs of products acquired in prior years, amortization of costs of any new products acquired in 2000 and to, a lesser extent, amortization of additional payments under the arrangements for the acquisition of acquired products.

Interest and Other Income

     Interest and other income could be lower in 2000 compared to 1999 due to the inclusion of gains from the sale of real estate, as discussed above, and from sale of certain equity investments, both in 1999. Interest and other income would also be lower in 2000 if ALZA exercises its option to purchase all of Crescendo's shares, as discussed above, and pays the purchase price in cash.

Income Tax Rate

     ALZA currently expects its combined federal and state effective income tax rate in 2000 to be approximately 31%. The actual effective income tax rate will depend upon the actual level of earnings, changes in the tax laws, and the amount of investment and research credits available and ALZA's ability to utilize such credits.

Year 2000

     In prior years and through the first three quarters of 1999, ALZA discussed the nature and progress of its plans to make its computer systems and applications, including scientific and manufacturing equipment containing computer related equipment, Year 2000 ready. In late 1999, ALZA completed its remediation and testing of systems. As a result of those planning and implementation efforts, ALZA experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. ALZA expensed less than $1.0 million in connection with remediating its systems. ALZA is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. ALZA will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

Page 37 of paper format annual report

Item 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK

     ALZA's exposure to market risk for changes in interest rates relates primarily to ALZA's investment portfolio and long-term debt obligations. ALZA does not have derivative financial instruments in its investment portfolio. ALZA's investment policy requires investments with high credit quality issuers and limits the amount of credit exposure to any one issuer.

     The table below presents principal amounts and related weighted-average interest rates by year of maturity for ALZA's investment portfolio:
                                               There-       Fair
               2000  2001  2002    2003   2004  after Total Value
_________________________________________________________________
(In millions)
Cash and cash equivalents
Fixed Rate
 Securities  $118.5   -    -       -      -    -    $118.5 $118.5
Average Interest
   Rate        5.67%  -    -       -      -    -     5.67%

Short-term Investments
Fixed Rate
 Securities  $ 68.2   -    -       -      -     -    $68.2  $68.0
Average Interest
    Rate       5.61%  -    -       -      -     -     5.61%

Long-term Investments
Fixed Rate
 Securities     -  $117.4  $78.8 $52.2   $4.9   -   $253.3 $248.6
Average Interest
    Rate        -    6.28% 6.37% 6.32%   5.00%  -    6.29%

Total Investments
Fixed Rate
 Securities  $186.7 $117.4 $78.8 $52.2   $4.9   -  $ 440.0 $435.1
 Average Interest
    Rate       5.64% 6.28% 6.37% 6.32%  5.00%   -    6.02%


     ALZA is exposed to equity price risks on the marketable portion of equity securities included in its portfolio of investments entered into to further its business and strategic objectives. These investments are generally in small capitalization stocks in the pharmaceutical and biotechnology industry sector, in companies with which ALZA has research and development or product agreements. ALZA typically does not attempt to reduce or eliminate its market exposure on these securities. A 20% adverse change in equity prices would result in a decrease of approximately $2.0 million in ALZA's available-for-sale securities, based upon a sensitivity analysis performed on ALZA's financial position at December 31, 1999. However, actual results may differ materially.

     ALZA derives royalty revenues from client companies with significant sales to customers in foreign countries. ALZA believes its exposure to foreign currency exchange rate risks is generally limited to such royalty revenues. ALZA does not use derivative financial instruments to mitigate this exposure.

Page 38 of paper format annual report

CONSOLIDATED STATEMENT OF OPERATIONS

Years ended December 31,
(In millions, except per share amounts)  1999      1998      1997
_________________________________________________________________
REVENUES

Net sales                           $ 448.0   $ 289.4   $ 181.1
Royalties, fees and other             227.1     233.1     188.3
Research and development, including
 amounts from Crescendo, a related party
 (1999-$90.5, 1998-$95.0, 1997-$29.7)
 and TDC, a related party
 (1997-$67.8)                         120.8     124.4     135.0
_________________________________________________________________
 Total revenues                       795.9     646.9     504.4

COSTS AND EXPENSES

Costs of products shipped             158.4     125.7      99.9
Selling, general and administrative   259.0     141.9      85.7
Research and development              183.6     182.8     180.6
Merger-related expenses                45.7         -         -
Acquisitions of in-process
 research and development               -         -       108.5
Contribution to Crescendo, a related
 party                                  -         -       247.0
Asset write-down                        -         -        11.5
_________________________________________________________________
 Total costs and expenses             646.7     450.4     733.2

  Operating income (loss)             149.2     196.5    (228.8)

Interest expense                       58.1      56.7      55.2
Distribution to debenture holders       -         -         8.0
Interest and other income             (41.6)    (26.4)    (57.1)
_________________________________________________________________
Net interest and other expense         16.5      30.3       6.1
_________________________________________________________________
Income (loss) before income taxes     132.7     166.2    (234.9)

Provision for income taxes             41.7      57.9      40.3
_________________________________________________________________
Net income (loss)                   $  91.0   $ 108.3   $(275.2)

Earnings (loss) per share
  Basic                            $   0.90  $  1.09   $ (2.83)
  Diluted                          $   0.88  $  1.07   $ (2.83)

Shares
  Basic                               101.1     99.0      97.3
  Diluted                             103.5    101.5      97.3

See accompanying notes.

Page 39 of paper format annual report

CONSOLIDATED BALANCE SHEET

December 31,
(In millions, except per share amounts)         1999      1998
_________________________________________________________________
ASSETS

CURRENT ASSETS
Cash and cash equivalents                    $ 149.4   $ 110.1
Short-term investments                          68.0      86.1
Receivables, net of allowances (1999-$18.1;
 1998-$3.6)                                    113.7     131.1
Receivable from Crescendo, a related party      12.0      17.5
Inventories                                     69.0      54.6
Prepaid expenses and other current assets       20.6      26.3
_________________________________________________________________
   Total current assets                        432.7     425.7

PROPERTY, PLANT AND EQUIPMENT
Buildings and leasehold improvements           286.0     229.6
Equipment                                      209.6     184.1
Construction in progress                        34.0      56.6
Land and prepaid land leases                    33.9      34.4
_________________________________________________________________
                                               563.5     504.7
Less accumulated depreciation and
  amortization                                (145.7)   (132.3)
_________________________________________________________________
   Net property, plant and equipment           417.8     372.4

Long-term investments                          371.7     317.9
Deferred product acquisition costs             283.4     279.1
Cash surrender value of life insurance         148.4      93.0
Other assets                                   198.5     178.5
_________________________________________________________________
   TOTAL ASSETS                              $1,852.5  $1,666.6

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                             $  75.9   $  59.7
Accrued liabilities                             51.5      61.0
Current portion of long-term debt                7.5       7.4
_________________________________________________________________
   Total current liabilities                   134.9     128.1

5% convertible subordinated debentures         495.5     500.0
5 1/4% zero coupon convertible subordinated
 debentures                                    443.7     422.6
Other long-term liabilities                     86.6      84.0

Commitments and contingencies

STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value, 0.1 shares
  authorized                                      -         -
Common stock, $.01 par value, 300.0 shares
  authorized; 102.2, 100.3 and 97.7 shares
  issued and outstanding in 1999, 1998 and
  1997; respectively                             1.0       1.0
Additional paid-in capital                     705.6     644.5
Accumulated other comprehensive loss            (2.8)    (10.6)
Accumulated deficit                            (12.0)   (103.0)
_________________________________________________________________
   Total stockholders' equity                  691.8     531.9

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $1,852.5  $1,666.6

See accompanying notes.

Page 40 of paper format annual report

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Years ended December 31, 1999, 1998 and 1997

(In millions)

                                        ACCUMULATED              TOTAL
                            ADDITIONAL    OTHER       RETAINED   STOCK-
                     COMMON  PAID-IN  COMPREHENSIVE   EARNINGS   HOLDERS'
                      STOCK  CAPITAL   INCOME(LOSS)  (DEFICIT)   EQUITY
_________________________________________________________________________
Balance, December 31,
  1996                $1.0   $557.0      $ (0.1)       $113.0    $ 670.9

Common stock issued     -      24.4          -            -         24.4
Distribution of
  Crescendo Shares      -        -           -          (49.1)     (49.1)

Comprehensive loss
 Net loss               -        -           -         (275.2)    (275.2)
 Unrealized losses on
  securities of $1.0,
  net of reclassifica-
  tion adjustment for
  gains included in net
  income of $3.7        -        -         (4.7)           -       (4.7)
_________________________________________________________________________
Total comprehensive loss                                         (279.9)
_________________________________________________________________________
Balance, December 31,
  1997                 1.0     581.4       (4.8)      (211.3)     366.3

Common stock issued     -       63.1         -            -        63.1

Comprehensive income
  (loss)
 Net income             -        -           -         108.3      108.3
 Unrealized losses on
  securities of $4.8,
  net of
  reclassification ad-
  justment for gains
  included in net
  income of $1.0        -        -         (5.8)          -       (5.8)
________________________________________________________________________
Total comprehensive
  income                                                         102.5
________________________________________________________________________
Balance, December 31,
 1998                  1.0     644.5      (10.6)      (103.0)    531.9

Common stock issued     -       61.1         -           -        61.1

Comprehensive income
 Net income             -        -           -          91.0      91.0
Unrealized gains on
 securities of $14.1,
 net of reclassifica-
 tion adjustment for
 gains included in net
 income of $6.3         -        -          7.8          -         7.8
______________________________________________________________________
Total comprehensive income                                        98.8
______________________________________________________________________
Balance, December 31,
 1999                 $1.0     $705.6    $ (2.8)     $(12.0)   $ 691.8


See accompanying notes.

Page 41 of paper format annual report

CONSOLIDATED STATEMENT OF CASH FLOWS
(In millions)

Years ended December 31,                 1999       1998       1997
___________________________________________________________________

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                       $91.0     $108.3    $(275.2)
Non-cash adjustments to reconcile
 net income (loss) to net cash pro-
 vided by (used in) operating
 activities:
 Depreciation and amortization           41.5       34.4       31.3
 Amortization of product acquisition
  payments                               24.2       15.7        4.0
 Interest on 5 1/4% zero coupon
  convertible subordinated debentures    22.5       21.4       20.3
 Issuance of common stock to
  401(k) plan                             -          0.3        0.3
 Undistributed income from real
  estate joint venture                   (2.1)        -          -
 Decrease (increase) in assets:
  Receivables                            22.9     (24.6)        1.5
  Inventories                           (14.4)    (12.8)        3.1
  Prepaid expenses and other current
    assets                                0.4       5.8        (4.1)
  Prepaid premiums and increase in cash
    surrender value of life insurance   (55.5)    (21.8)      (12.8)
 Increase (decrease) in liabilities:
  Accounts payable                       22.8       0.4        27.4
  Accrued liabilities                     1.3     (16.5)        0.1
  Deferred revenue                         -       (0.7)        0.3
  Other long-term liabilities             6.7       5.1       (20.8)
 Gain on sale of real estate and
   other assets, net                    (12.2)        -         -
 Asset write-down                        11.1         -        11.5
___________________________________________________________________
   Total adjustments                     69.2       6.7        62.1
___________________________________________________________________
Net cash provided by (used in)
  operating activities                  160.2     115.0      (213.1)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                    (94.2)    (65.1)      (41.8)
Proceeds from sale of real estate and
 other assets                            20.2         -         -
Product acquisition payments            (35.0)    (36.4)     (140.1)
Purchase of limited partners' interests in
    ALZA TTS Research Partners, Ltd.       -      (91.2)        -
Investment in real estate joint venture    -         -        (36.2)
Purchase of TDC deferred tax asset         -         -        (23.0)
Purchases of available-for-sale
  securities                           (293.8)   (323.3)     (435.4)
Sales of available-for-sale securities  239.6     317.0       707.5
Maturities of available-for-sale
 securities                              31.3      82.1        65.7
Decrease (increase) in other assets     (19.5)    (16.7)       12.4
___________________________________________________________________
Net cash (used in) provided by
  investing activities                 (151.4)   (133.6)      109.1

CASH FLOWS FROM FINANCING ACTIVITIES:
Distribution of Crescendo
 Pharmaceuticals Corporation shares
 to ALZA stockholders                      -         -        (49.1)
Issuances of common stock                41.1      61.4        24.1
Principal repayments on long-term
 debt, net                              (10.6)     (4.4)        3.0
___________________________________________________________________
  Net cash provided by (used in)
   financing activities                  30.5      57.0       (22.0)
___________________________________________________________________
Net increase (decrease) in cash and
  cash equivalents                       39.3      38.4      (126.0)

Cash and cash equivalents at the
  beginning of year                     110.1      71.7       197.7
___________________________________________________________________

Cash and cash equivalents at
  the end of year                     $ 149.4   $ 110.1    $   71.7

See accompanying notes.

Page 42 of paper format annual report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     ALZA Corporation is a research-based pharmaceutical company with leading drug delivery technologies. ALZA applies its delivery technologies to develop pharmaceutical products with enhanced therapeutic value for its own portfolio and for many of the world's leading pharmaceutical companies. ALZA's sales and marketing efforts are currently focused in urology and oncology.

     ALZA acquired all of SEQUUS' outstanding stock in a tax-free, stock-for-stock transaction on March 16, 1999. SEQUUS was engaged in the development, manufacturing, marketing and sales of proprietary liposome and lipid-based products used primarily to treat cancer. ALZA has accounted for the transaction as a pooling of interests, and accordingly, the consolidated financial statements and all financial information have been restated to reflect the combined operations, financial position and cash flows of both companies as described in Note 12.

Nature of Operations
     Net sales includes sales of products marketed directly by ALZA and sales of those products to distributors, as well as sales generated from contract manufacturing activities for ALZA's client companies. ALZA recognizes sales revenues at the time of product shipment, net of estimates for discounts, and reserves for sales returns and allowances and rebates. In 1999, ALZA changed its policy on product returns to restrict, among other things, returns of products beyond one year from product expiration, from the previous policy which allowed expired products to be returned without any time limits.

     ALZA's contract manufacturing activities are undertaken with respect to products developed as a result of ALZA's client-funded product development arrangements. Under the third party arrangements, ALZA is reimbursed for its costs of developing the products; ALZA often manufactures the product for the client, generally for a supply price intended to cover ALZA's costs to manufacture the product plus a small margin; and ALZA receives royalties based on the client's sales of the products.

     Royalties, fees and other revenues include royalty revenue and other payments based on sales by ALZA's client companies of products developed under joint development and commercialization agreements, and certain one-time or infrequent fees, milestones or similar payments under such agreements. Included in royalties, fees and other revenues are revenues from ALZA's promotion and co-promotion of certain products. Royalties, fees and other revenues are recognized as earned. ALZA recognizes upfront fee revenues on or after the effective date of the licensing, co-promotion or other agreement, when there are no contingencies or conditions to ALZA's receipt of the payments. ALZA recognizes milestone fee revenues when all of the conditions to payment have been met and there are no further performance contingencies or conditions to ALZA's receipt of payment. Such license and milestone fees, when recognized, are not refundable or creditable against future payments, and do not require any future performance by ALZA in order to retain them.

     Revenues from research and development activities with client companies, including Crescendo and previously TDC, are reported as research and development revenues, and are recognized as earned. ALZA's research and development revenues represent clients' reimbursement to ALZA of costs incurred in product development and clinical evaluation, including a portion of general and administrative expenses, and therefore do not contribute significantly to operating income. Research and development revenues are recognized when billable in accordance with the terms prescribed in each client development agreement (billed based upon labor and other costs incurred during the period). The payments are not refundable. ALZA's policy is to expense all costs of research and product development related both to costs incurred on its own behalf and on behalf of its clients.

Credit and Investment Risks
     Royalties, fees and other revenues and research and development revenues are generally derived from agreements with major pharmaceutical company clients and Crescendo, all of which have significant cash resources. Therefore, ALZA considers its credit risk related to these transactions to be minimal. ALZA's net sales result from sales of ALZA-marketed products primarily to major pharmaceutical distributors, and sales from contract manufacturing for ALZA's client companies. If the financial condition or operations of any of the pharmaceutical distributors or client companies were to deteriorate substantially, ALZA's operating results could be adversely affected.

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

Page 43 of paper format annual report

Principles of Consolidation
     The consolidated financial statements include the accounts of ALZA and its wholly-owned subsidiaries, ALZA Development Corporation, ALZA International, Inc., ALZA Land Management, Inc., ALZA Limited and SEQUUS for all periods presented, and since its acquisition in September 1997, TDC. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates
     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made by management include the calculation of reserves for uncollectible accounts, sales returns and allowances and rebates, useful lives of long-lived assets, including intangibles, and the realizability of deferred tax assets.

Cash, Cash Equivalents and Short-term Investments
     Cash and cash equivalents include cash balances and investments with maturities of three months or less at the time of purchase. Short-term investments include commercial paper and other highly liquid investments with maturities of less than one year. The carrying amount reported on the balance sheet for cash, cash equivalents and short-term investments approximates their fair value.

Stock-Based Compensation
     ALZA accounts for stock option grants and restricted stock grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. ALZA currently grants stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant, and therefore records no compensation expense. ALZA records compensation expense for all restricted stock grants equal to the difference between the market price on the date of grant and the price paid for the shares issued, on a straight-line basis between the date of grant and the lapse of the restriction.

Inventories
     Raw materials, work in process and finished goods inventories are stated at the lower of standard cost (which approximates actual costs on a first-in, first-out cost method) or market value.

Inventories at December 31, consist of the following:

(In millions)                          1999             1998
_________________________________________________________________
Raw materials                       $  26.0            $18.2
Work in process                        10.4             10.6
Finished goods                         32.6             25.8
_________________________________________________________________
     Total inventories              $  69.0            $54.6

Internal Use Software
     ALZA accounts for software developed or obtained for internal use in accordance with Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The statement requires capitalization of certain costs incurred in the development of internal-use software, including external direct material and service costs, employee payroll and payroll related costs. Capitalized software costs, which have not been significant to date, are depreciated over three years.

Property, Plant and Equipment
     Property, plant and equipment are stated at cost, including capitalized interest of $3.4 million in 1999, $1.5 million in 1998 and $0.7 million in 1997. Maintenance and repairs are expensed as incurred. Depreciation and amortization are generally computed on the straight-line method, over estimated useful lives, as follows:

Classification                Estimated Useful Life
_________________________________________________________________
Buildings                     30 to 40 years
Leasehold improvements        Terms of the leases or useful life (1
                              to 34 years)
Equipment                     3 to 9 years
Prepaid land leases           Terms of the leases (15 to 58 years)

     Depreciation and amortization expense for property, plant and equipment was $29.7 million for 1999, $27.2 million for 1998 and $26.7 million for 1997. Prepaid land leases represent ALZA's total cost, paid in advance, of leasehold rights to land upon which certain of ALZA's buildings in Palo Alto, California are situated. Included in construction in progress at December 31, 1999 and 1998 are payments made in connection with facilities being constructed or modified, and the construction and installation of equipment, in Palo Alto, Mountain View and Menlo Park, California (primarily research and development) and Vacaville, California (primarily commercial manufacturing).

Page 44 of paper format annual report

Deferred Product Acquisition Costs and Acquisition of In-process
 Research and Development
     Initial payments and distribution fees for the acquisition of products that, at the time of acquisition by ALZA, are already marketed or are approved by the FDA for marketing (or for which such approval is imminent) are capitalized and amortized ratably over the estimated life cycle of the products, which range from 10 to 20 years. At the time of acquisition, the product life cycle is estimated by ALZA based upon the term of the agreement, the patent life of the product and, for products that are no longer covered by patents, the product's historical profitability trend since it has been off-patent and management's assessment of future sales and profitability of the product. This estimate is assessed regularly during the amortization period and the asset value or useful life would then be reduced when appropriate. Accumulated amortization of these costs was $46.2 million, $21.9 million and $6.2 million at December 31, 1999, 1998 and 1997, respectively.

     Payments for rights to products acquired by ALZA when they are in development and not yet approved by the FDA (and which have no alternative future use) are recognized as charges to acquisition of in-process research and development. Charges to in-process research and development were $108.5 million in 1997. There were no such charges recorded in 1999 and 1998.

Long-Lived Assets
     ALZA routinely evaluates the carrying value of its long-lived assets. ALZA records impairment losses on long-lived assets used in operations when events and circumstances indicate that assets may be impaired and the undiscounted cash flows estimated to be generated by the assets are less than the carrying amount of those assets.

     In 1999, ALZA wrote down approximately $11.1 million in fixed assets, $9.6 million of which related to a write-down of assets relating to the SEQUUS merger and is included in the merger-related costs. In 1997, ALZA wrote down approximately $11.5 million of fixed assets, $3.7 million of which related to excess manufacturing equipment. Lower than expected production requirements under a supply agreement with G.D. Searle & Co. for Covera-HS-trademark- (verapamil) contributed to the excess capacity of manufacturing equipment. Such equipment was written down to its fair market value, which was determined based upon estimates of current market prices. The remaining $7.8 million of the write-down is related primarily to custom-designed manufacturing and research and development equipment that was determined to have limited or no future use based upon changes in production volumes or product formulations.

Accrued Liabilities
Accrued liabilities as of December 31, are as follows:

(In millions)                          1999             1998
_________________________________________________________________
Accrued compensation                $  32.0            $25.3
Accrued income taxes                    4.4             22.5
Other accrued liabilities              15.1             13.2
_________________________________________________________________
     Total accrued liabilities      $  51.5            $61.0

Advertising Costs
     Advertising costs are accounted for as expenses in the period in which they are incurred. Advertising expense for 1999, 1998 and 1997 was $40.5 million, $16.3 million and $8.5 million, respectively.

Supplemental Disclosures of Cash Flow Information
(In millions)

Cash paid during the year for:
                                     1999      1998      1997
_________________________________________________________________
Income taxes                       $ 53.0    $ 34.2    $ 59.5
Interest, net of amount capitalized  31.1      29.8      36.8

Non cash investing and financing activities:
                                     1999      1998      1997
_________________________________________________________________
Net unrealized gains (losses)
 on available-for-sale
 securities, net of tax effect     $7.8    $  (5.8)    $(4.7)
Acquisition of building in lieu of
 repayment of note receivable       -         17.5       -
Accrued product and license
 acquisition costs                 13.5       20.0          -
Conversion of 5% and 5 1/4%
 Debentures into ALZA common stock  6.0        1.4           -
Investment in low-income housing
 in exchange for long term debt     7.0       23.6        17.1
Tax benefit for stock option and
 stock purchase plan               10.7        9.7         2.3

Page 45 of paper format annual report

Comprehensive Income
     As of January 1, 1998, ALZA adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting comprehensive income and its components. Total comprehensive income includes net income plus other comprehensive income, which for ALZA primarily comprises net unrealized gains or losses on available-for-sale securities. The adoption of SFAS 130 had no impact on ALZA's results of operations or financial position. The following table shows the tax effect allocated to each component of comprehensive income for the years ended December 31, 1999, 1998 and 1997:

                                 Before-Tax  Tax(Expense)  Net-of-Tax
(In millions)                      Amount     or Benefit     Amount
_____________________________________________________________________
Unrealized losses on available-
  for-sale securities                $(1.9)       $  0.9       $(1.0)
Less: reclassification adjustment
  for gains realized in net income     6.1          (2.4)        3.7
____________________________________________________________________
Net unrealized loss for the year
  ended December 31, 1997             (8.0)          3.3        (4.7)

Unrealized losses on available-
  for-sale securities                 (8.3)          3.5        (4.8)
Less: reclassification adjustment
  for gains realized in net income     1.5          (0.5)        1.0
____________________________________________________________________
Net unrealized loss for the year
  ended December 31, 1998            $(9.8)        $ 4.0       $(5.8)

Unrealized gains on available-
  for-sale securities                 22.3          (8.2)       14.1
Less:  reclassification adjustment
  for gains realized in net income     9.3          (3.0)        6.3
____________________________________________________________________
Net unrealized gains for the year
  ended December 31, 1999            $13.0    	   $(5.2)       $7.8

Segment Information
     In 1998, ALZA adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). The new rules establish revised standards for the reporting of financial and descriptive information about operating segments in financial statements. The adoption of SFAS 131 did not have a material effect on ALZA's financial statements, but did affect the disclosure of segment information contained in Note 14.

Reclassifications
     Certain prior year amounts have been reclassified to conform to the current presentation.

New Accounting Standards
     In July 1999, the Financial Accounting Standards Board ("FASB") announced the delay of the effective date of Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") for one year, to the first quarter of 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting under SFAS 133. The impact of SFAS 133 on ALZA's financial position and results of operations is not expected to be material.

     In December 1999 the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. ALZA is evaluating SAB 101's potential future impact
on ALZA's financial position and results of operations.   It is
possible that under SAB 101, certain fees would be required to be deferred or recognized in revenue over or in future periods.


Note 2. INVESTMENTS

     ALZA has classified its entire investment portfolio as available-for-sale. Investments in the available-for-sale category are carried at fair value based on quoted market values, with unrealized gains and losses recorded as a separate component of stockholders' equity. At December 31, 1999, net unrealized losses on available-for-sale securities were $3.4 million, net of $2.0 million tax effect. At December 31, 1998, net unrealized losses on available-for-sale securities were $10.6 million, net of $7.3 million tax effect. The cost of securities when sold is based upon specific identification. Realized gains and losses for the year ended December 31, 1999 were $10.0 million and $0.4 million, respectively. Realized gains and losses for the year ended
December 31, 1998 were $1.7 million and $0.2 million, respectively. Realized gains and losses for the year ended December 31, 1997 were $7.6 million and $1.5 million, respectively.

Page 46 of paper format annual report

The following is a summary of ALZA's investment portfolio (in millions):

                                   December 31, 1999
____________________________________________________________________
                                                           Estimated
                          Amortized Unrealized Unrealized    Fair
                             Cost      Gains      Losses    Value
U.S. Treasury securities
 and obligations of
 U.S. government
 agencies                     $87.9    $  -        $(1.4)     $ 86.5

Collateralized mortgage
 obligations and asset
 backed securities             51.7       -         (1.1)       50.6

Corporate debt
  securities                  300.4       -         (2.4)      298.0
____________________________________________________________________
 Total debt
 securities                   440.0       -         (4.9)      435.1
Investments held
 in trust                     113.8       -           -        113.8
Equity securities               9.8       0.2       (0.7)        9.3
____________________________________________________________________
 Total available
 for sale                     563.6       0.2       (5.6)      558.2
Less cash
 equivalents                 (118.5)       -          -       (118.5)
____________________________________________________________________
Total investments            $445.1      $0.2      $(5.6)     $439.7

                                         December 31, 1998
____________________________________________________________________
                                                            Estimated
                           Amortized Unrealized Unrealized    Fair
                             Cost      Gains      Losses      Value
U.S. Treasury securities
 and obligations of
 U.S. government
 agencies                      $66.3       $0.6     $(0.1)  $    66.8

Collateralized mortgage
 obligations and asset
 backed securities              58.4        0.4        -         58.8

Corporate debt
  securities                   332.4        2.0      (0.1)      334.3
____________________________________________________________________
 Total debt
 securities                    457.1        3.0      (0.2)      459.9
Investments held
 in trust                         -          -         -           -
Equity securities               77.6         -      (20.7)       56.9
 ____________________________________________________________________
Total available
 for sale                      534.7        3.0     (20.9)      516.8
Less cash
 equivalents                  (112.8)        -         -       (112.8)
 ____________________________________________________________________
Total investments           $ 421.9       $3.0    $(20.9)     $404.0

     A grantor trust was established to fund ALZA's obligation to certain of its senior employees for benefits provided by the Executive Estate Protection Plan ("EEPP"), as discussed in Note 5. As a result of the then-pending merger, the trust was fully funded in October 1999. The trust funds were invested in accordance with investment guidelines established by ALZA and, as a result of the termination of the merger agreement with Abbott, ALZA may withdraw its investments from the trust at any time upon notification to the trustee. At December 31, 1999, the trust's investments included United States Treasury and agency securities, corporate notes and bonds, and institutional money market funds, with maturities ranging from one day through nine years.

     The amortized cost and estimated fair value of debt securities at December 31, 1999 and 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay certain of the obligations without prepayment penalties.

(In millions)
                                  1999                1998
____________________________________________________________________
                                    Estimated             Estimated
                          Amortized    Fair    Amortized     Fair
                            Cost      Value       Cost      Value
____________________________________________________________________
Due in one year or less    $ 186.7   $ 186.5      $199.0      $198.9
Due after one year
  through four years         248.4     244.0       215.3       217.5
Due after four years
  through eight years          4.9       4.6        42.8        43.5
____________________________________________________________________
      Total                 $440.0    $435.1     $ 457.1     $ 459.9

     In early 1997, ALZA purchased approximately 1.2 million common shares of USB (4.9% of the outstanding common shares at that time) at a price of $18.256 per share, for an aggregate investment of $21.5 million. Beginning in the first quarter of 1998, this stock was classified as available for sale and recorded at fair market value. In 1999, USB was acquired by MedImmune and ALZA sold the shares it received as a result of the merger for total proceeds of $26.2 million. ALZA and USB (now MedImmune) are parties to a marketing and distribution agreement for Ethyol, which is described in Note 4.

     In early 1997, ALZA purchased 2.0 million common shares of Alkermes (9.7% of the outstanding common shares at that time) at a price of $25 per share, for an aggregate investment of $50.0 million. This stock was not restricted and was therefore classified as available-for-sale. In 1997, ALZA entered into a clinical development and option agreement with Alkermes for Cereport, which is described in Note 4. In 1998, ALZA and Alkermes entered into an exclusive license agreement for two of ALZA's oral drug delivery technologies, RingCap and dose sipping technology, which is described in Note 4. In 1999, ALZA sold all
2.0 million common shares of Alkermes at an average price of $27 per share.


NOTE 3. PER SHARE INFORMATION

     Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average common shares outstanding for the period plus the dilutive effect of stock options, warrants and convertible securities.

Page 47 of paper format annual report

     The following table sets forth the computation of ALZA's basic and diluted earnings (loss) per share:

(In millions, except per share amounts)     1999       1998     1997
____________________________________________________________________
NUMERATOR:
  Net income (loss)                       $ 91.0     $108.3  $(275.2)

DENOMINATOR:
Basic
  Weighted average shares                  101.1       99.0     97.3
Diluted
  Weighted average shares                  101.3       99.2     97.3
  Effect of dilutive securities:
   Employee stock options
    and warrants                             2.2        2.3        -
 ____________________________________________________________________
 Weighted average shares                   103.5      101.5     97.3

Basic earnings (loss) per share          $  0.90     $ 1.09   $(2.83)
Diluted earnings (loss) per share        $  0.88     $ 1.07   $(2.83)

     Outstanding options and warrants to purchase 3.0 million and
1.3 million shares of ALZA's common stock were excluded from the earnings per share calculation for the year ended December 31, 1999 and 1998 because the exercise price of the options was greater than the average market price of ALZA's common stock. The effect of assuming conversion of the 5% convertible subordinated debentures due 2006 (the "5% Debentures")and 5 1/4% Debentures would have been anti-dilutive in all periods presented, and they were therefore excluded from the diluted earnings per share calculation. In 1997, the effect of options and warrants would have been anti-dilutive and they were therefore excluded from the diluted calculation.


NOTE 4: ACQUISITIONS OF PRODUCT RIGHTS AND DEVELOPMENT AND OPTION
 AGREEMENTS

Product Acquisitions
     In late 1995, ALZA entered into a marketing and distribution agreement with USB, now MedImmune, for Ethyol. Under the terms of the agreement, ALZA has exclusive rights to market the product in the United States for five years after its launch in April 1996 (with an option to extend for one additional year), and is responsible for sales and marketing; the MedImmune sales force co-promotes the product with ALZA. ALZA recently exercised the option. After the six-year period, marketing rights to Ethyol will revert to MedImmune, and ALZA will receive payments from MedImmune for nine years based on continued sales of the product. ALZA paid USB an upfront payment and initial distribution fees totaling $20.0 million in 1995 and 1996. Of this amount, approximately $13.3 million was attributed by ALZA to the initial FDA approved indication (ovarian cancer) and was capitalized. Approximately
$6.7 million, which was attributed by ALZA to potential expanded product indications not yet approved by the FDA, was charged to selling, general and administrative expenses. ALZA paid $10.0 million in distribution fees in 1997 based on USB clinical activities relating to Ethyol, and paid an additional $5.0 million in early 1998, both of which were capitalized. ALZA will owe additional fees to MedImmune in 2000 and 2001 as a result of the one year extension.

     In July 1997, ALZA acquired exclusive rights to Mycelex Troche in the United States from Bayer. Under the terms of the agreement, ALZA made a $50.0 million upfront payment to Bayer, which was capitalized. In 1999, ALZA made a milestone payment of $15.0 million to Bayer, which was also capitalized. Bayer manufactures Mycelex Troche for ALZA.

     In October 1997, ALZA acquired the exclusive rights in the United States and Canada to Elmiron and three additional urology products, BiCitra, PolyCitra and Neutra-Phos, from IVAX. Under the terms of the agreement, ALZA paid a $75.0 million upfront fee to IVAX, which was capitalized, and must pay additional fees if specified Elmiron sales levels are achieved during the five years ending October 2002. ALZA incurred additional milestone fees of $8.5 million in each of 1999 and 1998 based upon Elmiron sales, which were also capitalized. IVAX manufactures Elmiron for ALZA.

     In October 1997, ALZA acquired the rights in the United States to the immediate-release Ditropan product and trademark from HMRI, now Aventis. ALZA also acquired the rights to the product in Canada in April 1998 from HMRI and P&G. Under the terms of the agreements, ALZA made upfront payments to HMRI and P&G, which were capitalized, and incurred additional fees of $12.5 million in 1998 to HMRI based upon Ditropan sales levels in the United States, which were capitalized. Aventis manufactures the product for ALZA. ALZA has the right to market other products in the United States and Canada under the Ditropan trademark, and Aventis receives royalty payments from ALZA as a result, based upon sales of Ditropan XL.

     In November 1998, ALZA acquired the exclusive marketing and distribution rights in the United States to Urispas from SB. Under the terms of the agreement, ALZA paid a $25.0 million upfront fee to SB, which was capitalized. ALZA incurred an additional milestone payment of $5.0 million in 1999 for the filing of a sNDA by SB, which was capitalized, and may be required to make additional milestone payments. SB manufactures the product for ALZA.

Development and Option Agreements
     In September 1997, ALZA entered into a clinical development and option agreement with Alkermes relating to Cereport, a compound intended to facilitate the delivery of chemotherapeutic agents to the brain. Under the terms of the agreement, ALZA paid Alkermes $10.0 million, which was charged to acquisition of in-process research and development. Under the agreement, Alkermes is conducting additional clinical activities related to Cereport, and ALZA has the option to acquire exclusive worldwide commercialization rights to the product.

Page 48 of paper format annual report

     ALZA entered into two agreements with Janssen, effective December 31, 1997, modifying the previous arrangements between the parties relating to two E-TRANS fentanyl products. Under a development and commercialization agreement, ALZA and Janssen modified the agreement pursuant to which the companies were jointly developing E-TRANS fentanyl for the treatment of acute pain. In connection with this modified agreement, ALZA made a one-time payment of $21.5 million to Janssen. As the product was not yet approved by the FDA and has no alternative future use, the payment was charged to the acquisition of the in-process research and development. Prior to these modifications, the agreement with Janssen for E-TRANS fentanyl was a typical client arrangement for ALZA under which Janssen paid all development costs, and ALZA would receive a royalty based on sales of the product, if the product was successfully developed. Janssen has notified ALZA of its intent to terminate its participation in the E-TRANS fentanyl (acute pain) program, effective in March 2000. Effective January 2000, the product became a Crescendo product, and Crescendo began funding product development. At present, ALZA Pharmaceuticals plans to commercialize the product.

     Under the other agreement with Janssen, ALZA Pharmaceuticals has continued the development, with Crescendo, of an E-TRANS fentanyl product for the treatment of chronic and breakthough pain. Janssen has an option to take over funding the continued development of the product and to commercialize the product worldwide, once ALZA has expended a specified amount on the development of the product. The product is currently in limited development.

     In April 1998, ALZA and Alkermes entered into an exclusive license agreement for two of ALZA's oral drug delivery technologies: RingCap and dose sipping technology. The arrangement gives Alkermes worldwide rights to the two technologies and Alkermes will be responsible for the continued research and development of products incorporating them.
Alkermes will pay ALZA upfront payments and revenues from the development and commercialization of products incorporating the technologies.

   For the arrangements described above, the amounts paid by ALZA were charged to acquisition of in-process research and development because the products were under development and had not yet been approved by the FDA, and the products had no alternative future use.

NOTE 5: DEBT OBLIGATIONS AND OTHER LONG-TERM LIABILITIES

     In 1996, ALZA issued $500 million of the 5% Debentures. Each 5% Debenture is convertible, at the option of the holder, into shares of ALZA common stock at an initial conversion price of $38.19 per share, subject to certain anti-dilution adjustments. At any time on or after May 1, 2000, the 5% Debentures are redeemable at ALZA's option at a premium to their face value. In addition, from May 1, 1999 to May 1, 2000, the 5% Debentures are redeemable at ALZA's option if ALZA's common stock trades above a certain level for a specified period. Interest is payable semiannually. The 5% Debentures rank pari passu with ALZA's outstanding 5 1/4% Debentures discussed below. Unamortized costs related to the issuance of the 5% Debentures were $7.6 million and $8.8 million at December 31, 1999 and 1998, respectively, and were included in other assets. At December 31, 1999 and 1998, the fair value based on quoted market value of the 5% Debentures was $519.0 million and $723.6 million, respectively. As of December 31, 1999, 11.3 million shares were available for issuance for conversion of the 5% Debentures.

     In 1994, ALZA issued the 5 1/4% Debentures at a price of $354.71 per $1,000 principal amount at maturity. At December 31, 1999, the outstanding 5 1/4% Debentures had a total principal amount at maturity of $942.6 million, with a yield to maturity of 5 1/4% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. At the option of the holder, each 5 1/4% Debenture is convertible into 12.987 shares of common stock. At the option of the holder, the 5 1/4% Debentures will be purchased by ALZA on July 14, 2004 or July 14, 2009, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. ALZA, at its option, may elect to deliver either common stock or cash in the event of conversion or purchase of the 5 1/4% Debentures. ALZA, at its option, may also redeem any or all of the 5 1/4% Debentures for cash after July 14, 1999 at a redemption price equal to the issue price plus accreted original issue discount. Unamortized costs related to the issuance of the 5 1/4% Debentures were $6.6 million and $7.0 million at December 31, 1999 and 1998. At December 31, 1999 and 1998, the fair value based on quoted market value of the 5 1/4% Debentures was $472.5 million and $650.6 million, respectively. As of December 31, 1999 12.2 million shares were available for issuance for conversion of the 5 1/4% Debentures.

Other Long-term Liabilities
ALZA's other long-term liabilities as of December 31, are as follows:

(In millions)                           1999           1998
____________________________________________________________________
Long-term debt                       $  39.8          $  43.5
Deferred compensation                   44.9             40.0
Other                                    1.9              0.5
____________________________________________________________________
   Total other long-term liabilities $  86.6          $  84.0

     At December 31, 1999 and 1998, long-term debt primarily consists of notes representing the required future payments under investments of $55.0 million and $52.5 million, respectively, in low income housing partnerships (included in other assets). The aggregate annual maturities of long-term debt at December 31,

Page 49 of paper format annual report

1999 were $7.5 million in 2000, $7.4 million in 2001, $7.1 million in 2002, $6.5 million in 2003 and $11.3 million in later years.

     ALZA has deferred compensation arrangements under which selected employees may defer a portion of their salaries and bonuses. ALZA has purchased life insurance policies that it intends to use to partially finance amounts to be paid in the future to participants, based on their deferred salary amounts plus interest. In addition, certain senior employees participate in AlZA's EEPP, under which ALZA pays certain life insurance premiums in exchange for a one-time waiver by the participants of certain deferred compensation benefits. Under the policies ALZA is entitled to receive, at a future date, an amount equal to all premiums paid plus ALZA's cost of funds. The cash surrender value of ALZA-owned policies related to the deferred compensation arrangements and the premiums paid under policies for the EEPP totaled $148.4 million and $93.0 million at December 31, 1999 and 1998, respectively.


NOTE 6: CAPITAL STOCK AND WARRANTS

     In connection with the formation of TDC in September 1997, ALZA issued warrants to purchase approximately 1.0 million shares of common stock at an exercise price of $65 per share. The warrants were not exercised and expired on December 31, 1999.

     ALZA is authorized to issue 100,000 shares of preferred stock, $0.01 par value, none of which was outstanding at December 31, 1999 or 1998. The Board of Directors may determine the rights, preferences and privileges of any preferred stock issued in the future.

     On December 20, 1999, ALZA's Board of Directors adopted a Stockholder's Rights Plan under which preferred stock purchase rights (the "rights") were distributed to stockholder's of record on January 5, 2000 at the rate of one right for each share of common stock held. The rights become exercisable only upon the occurrence of certain events related to changes in ownership of ALZA's common stock. Once exercisable, each right entitles the holder to purchase, at a price of $200, one one-ten thousandth of a share of Series RP Preferred Stock. ALZA has initially reserved 30,000 shares of preferred stock pursuant to the exercise of the
rights.   The rights expire on December 17, 2009.


NOTE 7: ARRANGEMENTS WITH CRESCENDO PHARMACEUTICALS CORPORATION AND THERAPEUTIC DISCOVERY CORPORATION (RELATED PARTIES)

Crescendo Pharmaceuticals Corporation
    Crescendo was formed by ALZA for the purpose of selecting and developing human pharmaceutical products, and commercializing such products, most likely through licensing to ALZA. On September 29, 1997, ALZA contributed $300.0 million in cash to Crescendo. On September 30, 1997, all of the Crescendo Shares were distributed to the holders of ALZA common stock and ALZA's outstanding convertible subordinated debentures. ALZA recorded a charge of $247.0 million (including expenses of $4.0 million) and interest expense of $8.0 million related to the distribution to stockholders and debenture holders, respectively. ALZA also recorded a dividend of $49.1 million for the distribution of the Crescendo Shares to ALZA stockholders. The interest expense and dividend amount were determined according to the fair market value (based on NASDAQ trading prices immediately following the distribution) of the Crescendo shares distributed to debenture holders and stockholders, respectively. The excess of the amount contributed to Crescendo over the fair market value of the shares, along with transaction expenses, was recorded as an expense.

    In connection with the contribution to Crescendo and the distribution of the Crescendo Shares, ALZA and Crescendo entered into a number of agreements. Crescendo and ALZA entered into a Development Agreement for the selection and development of human pharmaceutical products. Under the agreement, Crescendo funds the development of products recommended by ALZA for development and accepted by Crescendo. The development of certain specified products was funded by Crescendo beginning August 25, 1997, the date on which TDC ceased funding the development of such products. Product development revenues from Crescendo for 1999, 1998 and 1997 were $90.5 million, $95.0 million and $29.7 million; respectively.

     Under a Technology License Agreement between ALZA and Crescendo, ALZA has granted to Crescendo a worldwide license to use ALZA technology solely to select and develop Crescendo products, and to conduct related activities, and to commercialize such products. In exchange for the license to use existing ALZA technology relating to seven products initially under development by Crescendo and ALZA, Crescendo pays a technology fee to ALZA, payable monthly over a period of three years, in the amount of $1.0 million per month for the 12 months following the distribution of the Crescendo Shares, $667,000 per month for the following 12 months and $333,000 per month for the following 12 months. The technology fee will no longer be payable at such time as fewer than two of the seven initial products (the "Initial Products") are being developed by Crescendo and/or have been licensed by ALZA pursuant to the option, granted to it by Crescendo, to license any or all Crescendo products. ALZA recorded technology fee revenue from Crescendo of $6.7 million, $10.7 million and $4.0 million for 1999, 1998 and 1997, respectively. Three of the seven initial products were in development or had been licensed at December 31, 1999.

     ALZA recognizes the technology fee from Crescendo when earned. Since Crescendo owes the fee at the end of each month if, and only if, at least two of the Initial Products remain in development and/or have been licensed at the end of each month, the fee is not earned until the end of each month in which this condition is satisfied. Development of any or all of the Initial Products could be terminated by Crescendo at any time, and four of these products are no longer in active development or under license. The monthly technology fee payments are not guaranteed, and the conditions precedent to their payment have not been fulfilled and cannot be fulfilled before the end of each month. At the time ALZA accrues the Crescendo

Page 50 of paper format annual report

technology fee, ALZA has no future performance obligations to Crescendo in order to earn the fee that is being accrued.

     ALZA has an option to acquire an exclusive, royalty-bearing license to each product developed by Crescendo under the Development Agreement. The option is exercisable on a product-by-product, country-by-country, basis. In December 1998, ALZA exercised its option to obtain a worldwide license to OROS oxybutynin (marketed in the United States as Ditropan XL). In consideration of the grant of the license, ALZA paid Crescendo 2.5% of net sales of the product in 1999 and will pay 3% for 2000 and 2001. Thereafter, until 15 years after the date of the first commercial sale of the product, the percentage owed to Crescendo will be based upon development costs paid by Crescendo; based upon current information this rate is expected to be between 5.5% and 6.5%.

     Under the terms of the services agreement, ALZA performed certain administrative services for Crescendo for which ALZA was reimbursed its direct costs plus certain overhead expenses. ALZA recorded service revenue of $0.2 million in 1999 and 1998; service revenue in 1997 was insignificant.

     In addition, under Crescendo's Restated Certificate of Incorporation, ALZA has the right to purchase all (but not less than all) of the Crescendo Shares at a price based upon a pre-established formula (the "Purchase Option"). The Purchase Option price will be determined as the greatest of the following:

    (a)(i) 25 times the actual payments made by or due from ALZA to Crescendo under the Development Agreement and the License Agreement with respect to any product (and, in addition, such payments as would have been made by or due from ALZA to Crescendo if ALZA had not previously exercised its payment buy-out option with respect to any such payments) for the four calendar quarters immediately preceding the quarter in which the Purchase Option is exercised (provided, however, that for any product which has not been commercially sold during each of such four calendar quarters, the portion of the exercise price for such product will be 100 times the average of the quarterly payments made by or due from ALZA to Crescendo for each of such calendar quarters during which such product was commercially sold) less (ii) any amounts previously paid to exercise any payment buy-out option;

   (b) the fair market value of one million shares of ALZA Common
Stock;

   (c) $325 million less all amounts paid by or due from Crescendo under the Development Agreement to the date the Purchase Option is exercised; and

   (d) $100 million.

     In each case, the amount payable as the Purchase Option exercise price will be reduced to the extent, if any, that Crescendo's liabilities at the time of exercise (other than liabilities under the Development Agreement, the Technology License Agreement and the Services Agreement) exceed Crescendo's cash and cash equivalents and short-term and long-term investments (excluding the amount of Crescendo's available funds remaining at such time). ALZA may pay the exercise price in cash, in ALZA Common Stock or in any combination of cash and ALZA Common Stock.

Therapeutic Discovery Corporation
     On September 29, 1997, ALZA purchased all of the Class A Common Stock of TDC for $100.0 million in cash. This acquisition was recorded as a purchase and, accordingly, the purchase price was allocated to assets acquired based upon their fair market value on the acquisition date. The purchase resulted in a charge of $77.0 million to acquisition of in-process research and development, and the remaining $23.0 million of the purchase price was allocated to a deferred tax asset arising from TDC's net operating loss carryforward and capitalized research and development.

     ALZA and TDC had a development contract pursuant to which ALZA conducted research and development activities on behalf of TDC. Product development revenues from TDC during 1997 under this development contract were $67.8 million. ALZA performed certain administrative services for TDC under an administrative services agreement for which ALZA was reimbursed its direct costs, plus certain overhead expenses. In 1997, administrative service revenue under this agreement was $0.4 million and was included in royalties, fees and other revenues.


NOTE 8:  EMPLOYEE COMPENSATION AND BENEFIT PROGRAMS

Bonuses and Awards
     ALZA has a company-wide bonus program under which substantially all regular employees are eligible to receive a bonus. The annual bonus pool, if any, is determined by ALZA's Board of Directors, at its discretion, based on ALZA's performance during the year. Bonus expenses under this program for 1999, 1998 and 1997 were $11.7 million, $10.9 million and $9.5 million, respectively.

Defined Contribution Plan
     ALZA has a company-funded, defined contribution retirement plan for substantially all its employees. This plan provides for an annual basic contribution and allows for additional discretionary contributions on a year-by-year basis. Such contributions are allocated to participants based on the participants' salaries and ages. For 1999, 1998 and 1997, the total expense for such contributions to this plan was $5.2 million, $3.6 million and $3.6 million, respectively. A supplemental plan for executives provides for contributions in excess of those made to the above plan. ALZA recognized expense of $0.3 million related to this plan in both 1999 and 1998, the first two years in which contributions were accrued.

Page 51 of paper format annual report

Employee Savings Plan
     ALZA has an employee savings plan that permits participants to make contributions by salary reductions pursuant to section 401(k) of the Internal Revenue Code. ALZA makes small contributions and matches contributions up to a specified amount per participant. In 1999, 1998 and 1997, ALZA's contributions to the plan were $3.1 million, $1.8 million and $1.1 million, respectively.

     SEQUUS had a 401(k) Plan under which it made employer contributions, in the form of common stock, at the discretion of the Board of Directors. SEQUUS reserved 55,200 shares (ALZA equivalent shares) for issuance under the plan. In 1998 and 1997, SEQUUS' contributions of common stock to the plan were valued at approximately $0.3 million.

Stock Plan
     ALZA has a stock plan whereby incentive stock options to purchase shares of ALZA common stock at not less than the fair market value of the stock at the date of the grant may be granted to employees; nonstatutory stock options to purchase shares of ALZA common stock at not less than 85% of the fair market value of the stock at the date of grant may be granted to employees, directors and consultants; and restricted stock may be issued. Options typically vest one to three years from date of grant and generally expire ten years after the date of grant. SEQUUS' stock plans included the SEQUUS 1987 Employee Stock Option Plan, the SEQUUS 1987 Consultant Stock Option Plan, the SEQUUS 1990 Director Stock Option Plan and the SEQUUS Equity Incentive Plan. Most of the outstanding options under the SEQUUS plans accelerated so as to become exercisable immediately prior to the closing date of the acquisition of SEQUUS. Upon closing of the merger in March 1999, ALZA assumed all remaining options under these plans, which were converted into outstanding options to purchase ALZA common stock.
A total of 12.4 million shares of ALZA's common stock have been reserved for issuance under its stock plan. At December 31, 1999 and 1998, shares available for grant under ALZA's stock plan were
2.0 million and 0.4 million, respectively. To date, all options granted have had exercise prices equal to the fair market value of common stock on the date of grant.

     In 1999 and 1998, a total of 60,772 and 260,773 shares of restricted stock were issued, respectively, to a limited number of employees at a price of $0.01 per share, the par value of the common stock. Restrictions on the 1999 and 1998 issuances of restricted shares lapse in 2003 and 2002, respectively, or upon change of control of ALZA. In 1997, 25,000 shares of restricted stock were issued to one employee at a price of $0.01 per share, the par value of the common stock. Restrictions on these shares lapse with respect to 25% of the shares in 1999, 50% of the shares in 2000, and 25% of the shares in 2001. All shares for which restrictions have not yet lapsed are subject to forfeiture in the event of termination of the holder's employment with ALZA. ALZA records expense for all restricted stock grants for the difference between the market price on the date of grant and the par value on a straight line basis over the vesting period. Compensation expense recorded for the restricted stock option grants for December 31, 1999, 1998 and 1997 was $3.3 million, $1.1 million and $0.1 million.

     A summary of ALZA's stock option activity, and related information for 1999, 1998 and 1997 follows, which includes SEQUUS options for all periods presented:

                    1999              1998             1997
                        Weighted             Weighted            Weighted
                        Average              Average             Average
               Options  Exercise  Options    Exercise Options    Exercise
            (in millions)Price  (in millions) Price (in millions) Price
________________________________________________________________________
Outstanding-
 beginning
 of year           8.7    $26       7.7     $  25      7.1     $ 24
Granted            3.8     34       2.7        41      2.1       26
Exercised         (1.5)    20      (1.5)       23     (0.7)      20
Forfeited         (0.6)    33      (0.2)       33     (0.8)      27
                 ______            ______            ______
Outstanding-
end of year       10.4     32       8.7        30      7.7       25

Exercisable-
end of year        4.5     26       4.0        24      3.6       23

Weighted-average
 fair value of
 options granted    $10.99             $13.98            $10.17


     The following is a summary of ALZA and SEQUUS (on an equivalent basis) combined options outstanding and options exercisable:

                               OPTIONS OUTSTANDING
                     Number          Weighted-Average
Range of           Outstanding         Remaining       Weighted-Average
Average Exercise  at 12/31/99      Contractual life       Exercise
Prices           (in millions)        (in years)            Price
_______________________________________________________________________
$18.68-23.00          2.1                   4.8              $ 20
 23.13-29.06          2.3                   6.4                27
 29.72-35.75          2.3                   9.1                31
 35.94-46.63          2.1                   9.0                37
 46.69-54.38          1.6                   8.3                47
 _______________________________________________________________________
                     10.4                   7.5                32

                   OPTIONS EXERCISABLE
                     Number
Range of          Exercisable        Weighted-Average
Exercise          at 12/31/99            Exercise
Prices            (in millions)            Price
 _______________________________________________________________________
$18.68-23.00          2.0                   $20
 23.13-29.06          1.6                    26
 29.72-35.75          0.3                    32
 35.94-46.63          0.2                    40
 46.69-54.38          0.4                    47
 _______________________________________________________________________
                      4.5                    26

     Financial Accounting Standards Board SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") prescribes a fair value method of accounting for employee stock options. SFAS 123 gives companies a choice of recognizing related compensation expense by adopting the new fair value method or continuing to measure compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). ALZA has elected to continue to follow APB 25 in accounting for its employee stock options and employee stock purchase plan (discussed below).

     Had compensation expense for ALZA's and SEQUUS' stock options and shares issued under the stock purchase plans been determined using the fair value method in accordance with

Page 52 of paper format annual report

SFAS 123, ALZA's pro forma net income (loss) and earnings (loss) per share would have been as follows:

(In millions,
  except per share amounts)            1999      1998      1997
________________________________________________________________________
Net income (loss)
 As reported                         $ 91.0   $ 108.3   $(275.2)
 Pro forma                             67.0      88.4    (287.1)
Earnings (loss) per share (basic)
 As reported                         $  0.90  $  1.09   $ (2.83)
 Pro forma                              0.66     0.89     (2.95)
Earnings (loss) per share (diluted)
 As reported                         $  0.88  $  1.07   $ (2.83)
 Pro forma                              0.65     0.87     (2.95)

     The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                              1999         1998          1997
 _______________________________________________________________________
Risk-free interest rate  5.0% to 6.3%  5.5% to 6.2%   6.2% to 6.4%
Expected dividend yield       0%            0%             0%
Expected volatility (1)      31%           30%            30%
Expected life (in years)  2.32-4.36      2.25-3.8       2.25-4.0

(1) SEQUUS' volatility rates for 1998 and 1997 were 83% and 79% respectively.

     Changes in the assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of ALZA's employee stock options or shares issued under the employee stock purchase plans.

Employee Stock Purchase Plan
     ALZA has an employee stock purchase plan in which essentially all ALZA employees may participate and purchase stock at 85% of its fair market value at certain specified dates. Employee contributions are limited to 15% of compensation. In 1999, 1998 and 1997 total shares of ALZA common stock purchased by the participants under the terms of the plan were 0.3 million, 0.2 million and 0.3 million, respectively. Since adoption of the plan in 1984, 2.1 million shares have been issued under the plan and 0.9 million shares are available for issuance. The fair value of the employees' purchase rights was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for 1999, 1998 and 1997: risk free interest rates of 5.4%, 5.3% and 5.4%, respectively; dividend yields of zero; an expected volatility factor of the market price of ALZA's common stock of 31%; and an expected life of six months. The weighted-average fair value for rights issued under the employee stock purchase plan for 1999, 1998 and 1997 was $10.76, $8.26 and $6.52, respectively.

     SEQUUS had a stock purchase plan for its employees, which, upon closing of the merger was assumed by ALZA. Under this plan, SEQUUS employees could purchase stock at 85% of the fair market value at certain specified dates. Employees enrolled in the plan were allowed to purchase equivalent shares of ALZA stock through July 1999, when the plan terminated. In 1998 and 1997 total shares (ALZA equivalent) of SEQUUS common stock purchased by the participants under the terms of this plan were not significant.


NOTE 9:  INCOME TAXES

The provision for income taxes is as follows:

(In millions)                      1999       1998        1997
________________________________________________________________________
Federal
 Current                          $ 29.1         $49.8      $46.9
 Deferred                            1.8          (0.7)     (20.2)
________________________________________________________________________
                                    30.9          49.1       26.7
State
 Current                            11.1          11.1       16.5
 Deferred                           (0.3)         (2.3)      (2.9)
_________________________________________________________________________
                                    10.8           8.8       13.6
________________________________________________________________________
Provision for income taxes        $ 41.7        $ 57.9     $ 40.3

     Tax benefits associated with employee stock option transactions reduced current income taxes by $10.7 million, $9.7 million and $2.3 million for 1999, 1998 and 1997, respectively.

     The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the differences are as follows:

(In millions)                       1999       1998       1997
________________________________________________________________________
Expected federal tax at 35%      $  46.5      $ 58.3        $(81.2)
State income taxes, net of
 federal benefit                     7.0         5.7           8.8
Investment and research
 tax credits                        (8.8)       (7.5)         (5.2)
Non-deductible merger costs
  and purchased research costs       4.6          -          113.4
Realization of previously
  reserved deferred tax assets      (8.8)         -            -
Other                                1.2         1.4           4.5
________________________________________________________________________
Provision for income taxes       $  41.7      $ 57.9        $40.3

Page 53 of paper format annual report

Temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1999 and 1998 are as follows:

(In millions)                             1999       1998
________________________________________________________________________
Deferred tax assets:
  Capitalized intangibles               $  47.4     $ 54.7
  Net operating loss and credit
     carry forwards                        41.5       51.8
  Compensation                             22.6       19.2
  Unrealized losses on
     available-for-sale securities          2.0        7.3
  Inventories                               4.4        7.2
  Investments                               3.9        4.2
  Allowance for uncollectible accounts      8.8        4.0
  State income taxes                        4.0        1.0
  Other                                     8.1        5.9
________________________________________________________________________
     Total deferred tax assets            142.7      155.3
  Less valuation allowance                (21.2)     (30.0)
________________________________________________________________________
                                          121.5      125.3
Deferred tax liabilities:
  Property, plant and equipment            38.6       43.6
  Other                                     8.7        6.0
     Total deferred tax liabilities        47.3       49.6
________________________________________________________________________
Net deferred tax assets                 $  74.2     $ 75.7

     The net operating losses and credit carryfowards expire beginning in 2008.

     The valuation allowance at December 31, 1999 relates to net operating losses and tax credit carryforwards which have delayed availability due to tax "change of ownership" limitations. Of the valuation allowance, $5.5 million is attributable to stock option deductions, the benefit of which will be allocated to contributed capital when realized.


NOTE 10:  COMMITMENTS AND CONTINGENCIES

Commitments
     ALZA leases certain buildings and equipment under operating leases, the terms of which range from one to 31 years. Rent expense under these leases for 1999, 1998 and 1997 was $11.9 million, $5.3 million and $6.5 million, respectively.

     In late 1997, ALZA acquired a 50% interest in a real estate joint venture for the development of a 13-acre parcel of land in Mountain View, California, which is being accounted under the equity method. ALZA invested $36.2 million in the joint venture, which was applied to the construction of buildings on the parcel and recorded as other assets. ALZA is also obligated to make improvements to the buildings, which are being recorded and depreciated on ALZA's financial statements; approximately $117.8 million had been spent as of December 31, 1999 and ALZA expects to incur an additional $13.0 million in 2000. The improvements were substantially completed as of December 31, 1999. The joint venture began leasing the buildings to ALZA in the second half of 1999.
The leases provide for an initial term of 15 years with scheduled annual rent increases, followed by two 10-year extension periods with rent increases based upon the Consumer Price Index. ALZA
receives 50% of the joint venture's net income.   For 1999, ALZA
recorded $2.1 million of income related to the joint venture, which was offset against rental expense.

     During 1999, ALZA sold five buildings located in Palo Alto, California, resulting in a total pretax gain of $12.4 million. ALZA leased these buildings through December 1999, when it completed occupancy of its new buildings in Mountain View, California. ALZA is also leasing out certain other Palo Alto, Menlo Park and Mountain View, California properties, it owns or leases, which will generate rental income in 2000 and beyond.

     Also in late 1997, ALZA had also entered into a ground lease agreement for a seven-acre parcel of land in Mountain View, California on which it may construct a pilot plant, laboratories or other technical facilities. The term of the ground lease is approximately 33 years and includes options for ALZA to purchase, or to be required to purchase, the property. Ground lease payments are approximately $140,000 per month. Under the ground lease for the seven-acre parcel, ALZA's option to acquire the property may be exercised at any time after August 31, 2000 and prior to expiration of the lease, and the landlord may exercise its option to sell the property to ALZA at any time before August 31, 2000. For a purchase on or before September 30, 2002, the purchase price is approximately $17 million; thereafter the purchase price is adjusted for inflation. If neither ALZA nor the landlord exercises its option, then any improvements constructed by ALZA on the parcel would be the property of the landlord on termination of the lease.

   Aggregate minimum lease commitments under all non-cancelable operating lease arrangements as of December 31, 1999 were (in millions):

          2000            $ 12.1
          2001              11.8
          2002              12.0
          2003              11.1
          2004              10.8
          Later years      141.1
                          ______
          Total           $198.9

     Aggregate minimum lease payments have not been reduced by aggregate minimum sublease rentals of $84.5 million which, at December 31, 1999 were $10.8 million in 2000, $11.5 million in 2001, $12.1 million in 2002, $11.6 million in 2003, $11.5 million in 2004 and $27.0 million in later years.

Page 54 of paper format annual report

     In January 1998, ALZA purchased a building in Mountain View, California, which it had leased since 1992. The total purchase price was approximately $19.0 million, which was offset by the repayment of an outstanding note receivable from the seller. The note receivable was included in other assets at December 31, 1997.

Contingencies
     Pharmaceutical companies are subject to product liability claims. Product liability suits have been filed against Janssen and ALZA from time to time relating to the Duragesic product. Janssen is managing the defense of these suits in consultation with ALZA under an agreement between the parties.

     Historically, the cost of resolution of ALZA's liability (including product liability) claims has not been significant, and ALZA is not aware of any asserted or unasserted claims pending against it, including the suits mentioned above, the resolution of which would have a material adverse impact on ALZA's results of operations or financial position.


NOTE 11. ACQUISITION OF LIMITED PARTNERS' INTERESTS IN ALZA TTS
RESEARCH PARTNERS, LTD.

    On June 29, 1998, ADC, a wholly-owned subsidiary of ALZA, elected to exercise its option to acquire all of the outstanding limited partnership interests in the TTS Partnership, which was formed in 1982 to develop and commercialize products combining ALZA's proprietary transdermal drug delivery technology with certain generic compounds. The exercise price of $91.2 million was paid in cash to the limited partners on August 14, 1998. ALZA had been paying the TTS Partnership four percent of net sales of Duragesic and Testoderm, two products developed by ALZA on behalf of the TTS Partnership. As a result of the exercise of the purchase option, ALZA has all rights to these products, and therefore retains all royalties paid by Janssen on sales of Duragesic, the full transfer price and royalties from sales of Testoderm outside the United States, and the full sales margin on Testoderm in the United States. The purchase price was recorded as deferred product and license acquisition cost and is being amortized over a period of 10 years beginning July 1, 1998.

     Additionally, as of September 1998 ALZA and Janssen entered into an agreement under which Janssen is making a series of quarterly payments to ALZA over two years to help defray ALZA's substantial purchase price paid for the limited partnership interests in the TTS Partnership. In exchange, the royalty rate payable by Janssen to ALZA with respect to Duragesic have been reduced by a portion of the rate that ALZA had previously paid to the TTS Partnership. The quarterly payments are being recognized as revenue when received.

NOTE 12. ACQUISITION OF SEQUUS PHARMACEUTICALS, INC

     On March 16, 1999, ALZA completed a merger with SEQUUS by acquiring all of SEQUUS' outstanding stock in a tax-free, stock-for-stock transaction. SEQUUS stockholders received 0.4 shares of ALZA common stock for each share of SEQUUS common stock. ALZA issued
13.2 million shares in the merger. ALZA accounted for the transaction as a pooling of interests. Accordingly, ALZA's consolidated financial statements have been retroactively restated for prior periods to include the combined financial results of ALZA and SEQUUS.

     The following table summarizes the separate and combined results of operations of ALZA and SEQUUS:

Year ended December 31, 1998
(In millions, except per share amounts)         POOLING
                                ALZA   SEQUUS  ADJUSTMENT  COMBINED
________________________________________________________________________
Revenues                    $  584.5  $ 62.4    $ -         $ 646.9
Net income (loss)              112.3    (6.7)      2.7(1)     108.3
Earnings (loss) per share
 Basic                         1.30    (0.21)                  1.09
 Diluted                       1.26    (0.21)                  1.07

Year ended December 31, 1997
(In millions, except per share amounts)
                                                  POOLING
                               ALZA    SEQUUS    ADJUSTMENT COMBINED(2)
________________________________________________________________________
Revenues                    $ 464.4    $40.0     $    -     $ 504.4
Net loss                     (261.1)   (23.6)    $ 9.4(1)    (275.2)
Loss per share
 Basic                        (3.07)   (0.78)                  (2.83)
 Diluted                      (3.07)   (0.78)                  (2.83)

(1)Represents a 40% tax benefit derived from SEQUUS' net loss.
(2)Net loss for the year ended December 31, 1997 reflects a total of $368.7 million (or pro forma $3.77 per share, diluted) of charges, net of a tax benefit of $8.1 million, including a $247.0 million and $8.0 million of interest expense related to ALZA's distribution of shares of Crescendo, $108.5 million for acquired in-process research and development, an asset write-down of $11.5 million and costs of $1.8 million related to workforce reductions. Pro forma combined net income excluding these items would have been $93.5 million (or pro forma $0.94 per share, diluted).

     As a result of the SEQUUS acquisition, ALZA incurred merger-related costs that consisted of merger transaction costs, exit costs and employee severance costs. Merger transaction costs consisted primarily of fees for investment bankers, attorneys and accountants, filing fees, financial printing costs and other related charges. Exit costs include costs such as cancellation of lease agreements and the write-down of SEQUUS assets that will not be used in continuing operations. Employee severance costs relate to termination of about 100 employees working in primarily in research and

Page 55 of paper format annual report

development and general administration departments. The following table shows the details of the accrual for merger-related costs for the year ended December 31, 1999:
                                    Merger-            Balance at
                                    related  Utilized  December 31,
(In millions)                        costs   /Adjusted    1999
___________________________________________________________________

Merger transaction costs            $ 13.2    $ 13.1     $ 0.1
Exit costs                            14.3      13.0       1.3
Employee severance                     5.1       5.1       -
___________________________________________________________________
Total                               $ 32.6    $ 31.2     $ 1.4


NOTE 13:  TERMINATED MERGER AGREEMENT WITH ABBOTT LABORATORIES,
INC.

     On June 21, 1999, ALZA entered into an Agreement and Plan of Merger with Abbott. Under the terms of the merger agreement, Abbott would have acquired all of ALZA's outstanding stock in a tax-free, stock-for-stock transaction. On December 16, 1999, ALZA and Abbott announced that the merger would not be completed due to the inability of the companies to meet certain requirements of the FTC for approval of the transaction. On January 20, 2000, ALZA and Abbott announced the formal termination of the merger agreement.
No payments were made as a result of the termination.

     As a result of the activities related to the terminated merger agreement with Abbott, ALZA incurred $13.4 million in merger-related costs. These costs included merger transaction costs, which consisted primarily of fees for investment bankers, attorneys and accountants, filing fees, financial printing costs, as well as other merger-related costs. The following table shows the details of the accrual for merger-related costs for the year ended December 31, 1999:

                                    Merger-            Balance at
                                    related           December 31,
(In millions)                        costs    Utilized    1999
___________________________________________________________________
Transaction costs                    $ 9.8     $ 8.5     $ 1.3
Other merger-related costs             3.6       3.6       -
___________________________________________________________________
Total                               $ 13.4    $ 12.1     $ 1.3


NOTE 14:  SEGMENT REPORTING

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for annual and interim disclosures of operating segments, products and services, geographic areas and major customers using the "management approach." This approach requires reporting information regarding operating segments on the same basis used internally by management to evaluate segment performance.

     ALZA has two operating segments: ALZA Pharmaceuticals, which includes sales of products directly to the pharmaceutical marketplace, research and development for products marketed by, and potential products to be marketed by, ALZA (including revenues and expenses relating to products under development with Crescendo) and certain co-promotion revenues for products co-promoted by ALZA; and ALZA Technologies, which includes research, development and manufacturing for client companies and ALZA Pharmaceuticals, and royalties and fees resulting from sales by ALZA's client companies of products developed under joint development and commercialization agreements. The "Other" category primarily comprises corporate general and administrative expenses, including finance, legal, human resources, commercial development, executive and other functions not directly attributable (or allocated) to the activities of the operating segments, as well as rental and service fee revenues.

      SEQUUS' net sales, costs of products shipped, research and development expenses for products marketed by, and potential products to be marketed by, ALZA Pharmaceuticals, and sales and marketing expenses are included in the ALZA Pharmaceuticals segment; SEQUUS' royalty and fee revenues and research and development revenues and related expenses (largely for activities undertaken on behalf of ALZA Pharmaceuticals) are included in the ALZA Technologies segment; and SEQUUS' general and administrative expenses are included in the Other segment.

     ALZA evaluates performance and allocates resources based on operating income or loss from operations (before allocation of certain general and administrative expenses, net interest expense, investment gains and losses and income taxes). ALZA does not assess segment performance or allocate resources based on a segment's total assets and therefore, ALZA's assets are not reported by segment. ALZA allocates certain long-lived assets to operating segments for purposes of allocating depreciation and amortization expense. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. ALZA accounts for intersegment sales based upon negotiated prices, which approximate the prices charged to third parties.

     ALZA's reportable segments are strategic units that distribute products to different types of customers and provide different types of services. They are managed differently because ALZA Pharmaceuticals' sales and marketing efforts are extensive and disparate from the revenue generation process resulting from arrangements with client companies in ALZA Technologies. Additionally, ALZA Pharmaceuticals develops products for commercialization by ALZA, while ALZA Technologies develops products for commercialization by other companies and ALZA Pharmaceuticals.

     Certain prior year amounts have been reclassified to conform to the current segment presentation. For the current segment presentation certain clinical expenses, previously recorded in the ALZA Technologies segment as research and development expenses, were moved to the ALZA Pharmaceuticals segment as they related to products developed and marketed by ALZA Pharmaceuticals.

Page 56 of paper format annual report

     The following tables contain information about segment operating income (loss) for the years ended December 31, 1999, 1998 and 1997:

                                Year ended December 31, 1999
                              ALZA            ALZA
(In millions)            Pharmaceuticals   Technologies     Other   Total
 ________________________________________________________________________
Revenues from
external customers
 Net sales                     $323.4         $124.6         $ -   $448.0
 Royalties, fees and other       14.0          211.4         1.7    227.1
 Research and development        90.5           30.3          -     120.8
 ________________________________________________________________________
 Total                          427.9          366.3         1.7    795.9
 Intersegment revenues
 Net sales                        -             18.6          -      18.6
 Research & development           -             90.9          -      90.9
_________________________________________________________________________
 Total                            -            109.5          -     109.5

Depreciation and amortization
  expense (2)                    16.0           28.3        12.3     56.6

Segment operating income (loss)  24.7          203.3       (78.8)(1)149.2


                                Year ended December 31, 1998
                              ALZA            ALZA
(In millions)            Pharmaceuticals   Technologies     Other   Total
 ________________________________________________________________________
Revenues from
 external customers
 Net sales                   $175.8       $113.6  $ -      $289.4
 Royalties, fees and other        25.3            205.4       2.4233.1
 Research and development                  93.0       31.4    -124.4
 ________________________________________________________________________
  Total                       294.1        350.4    2.4     646.9

Intersegment revenues
 Net sales                      -            6.6    -         6.6
 Research & development           -               93.1        -
93.1
 ________________________________________________________________________
  Total                         -           99.7    -        99.7

Depreciation and amortization
  expense (2)                  12.0         23.0   10.2      45.2

Segment operating income(loss) 25.6        199.4  (28.5)    196.5

                                Year ended December 31, 1997
                              ALZA            ALZA
(In millions)            Pharmaceuticals   Technologies     Other   Total
 ________________________________________________________________________
Revenues from
 external customers
 Net sales                   $ 87.9         $  93.2          $ -   $181.1
 Royalties, fees and other     11.9           175.6           0.8   188.3
 Research and development      91.5            43.5            -    135.0
 ________________________________________________________________________
  Total                       191.3           312.3           0.8   504.4

Intersegment revenues
 Net sales                      -               6.0            -      6.0
 Research and development       -              91.6            -     91.6
_________________________________________________________________________
  Total                         -              97.6            -     97.6

Depreciation and amortization
  expense (2)                   4.7            16.9          10.3    31.9

Segment operating income
  (loss)                     (352.8)(3)       153.7(4)      (29.7) (228.8)

(1)In 1999, the operating loss for Other includes merger-related expenses of $32.3 million relating to the acquisition of SEQUUS and $13.4 million resulting from the terminated merger agreement with Abbott. Excluding these charges operating loss for Other would have been $33.1 million in 1999.

(2)Includes depreciation expense for property, plant and equipment and amortization expense for deferred product acquisition costs and capitalized software.

(3)Includes charges totaling $334.0 million: acquisition of in-process research and development charges of $77.0 million relating to the purchase of TDC and $10.0 million for a payment to Alkermes under an agreement relating to the Cereport product under development by Alkermes and a $247.0 million contribution to Crescendo.

(4)Includes charges totaling $34.4 million: $21.5 million related to a development and commercialization agreement between ALZA and Janssen for E-TRANS fentanyl, a $11.5 million charge relating to the write-down of excess or under-utilized manufacturing equipment and obsolete and idle assets and a $1.4 million charge relating to a work force reduction.

    The following table contains a reconciliation of ALZA's total income before taxes to that reported by segment in the tables above:

(In millions)                            1999      1998      1997
_________________________________________________________________________
Income (loss) before taxes
Total operating income (loss) for
  reportable segments                 $  149.2  $ 196.5  $ (228.8)
Unallocated amounts:
 Interest income                          41.6     26.4      57.1
 Interest expense                        (58.1)   (56.7)    (63.2)
_________________________________________________________________________
Income (loss) before income taxes     $  132.7   $166.2  $ (234.9)

Page 57 of paper format annual report

Company-wide Information:

Geographic Revenues
 (In millions)                          1999      1998     1997
_________________________________________________________________________
United States                         $686.5    $538.7    $415.5
Canada                                  11.8       7.9       6.1
Europe                                  89.8      94.9      79.3
Other foreign countries                  7.8       5.4       3.5
_________________________________________________________________________
Consolidated total                    $795.9    $646.9    $504.4

     Long-lived assets outside the United States were not significant. Export sales, principally net sales to distributors and client companies in Europe, were $42.9 million, $42.6 million and $25.8 million in 1999, 1998 and 1997, respectively.

     The following table shows the revenues from ALZA's major customers as a percentage of total consolidated revenues for the years ended December 31, 1999, 1998 and 1997.

                        Percentage of ALZA's Consolidated Revenues
                                   1999      1998      1997
_________________________________________________________________________
Janssen                           17%        18%       14%
Crescendo                         12         16         *
Pfizer                            10         12        16
TDC                                -          -        14
*   Less than 10%

     The following table shows ALZA's net sales by major products for the years ended December 31, 1999, 1998 and 1997.

NET SALES
(In millions)                         1999      1998       1997
_________________________________________________________________________
ALZA PHARMACEUTICALS
Ditropan XL-registered
 trademark-                         $ 86.9     $  -       $  -
Doxil-registered trademark-
 /Caelyx-registered trademark-        66.2       48.4      29.5
Ethyol-registered trademark-          48.3       32.6      20.6
Elmiron-registered trademark-         29.9       23.0       4.8
Mycelex-registered trademark-
 Troche                               29.2       25.9      10.8
Testoderm-registered trademark-
  TTS line                            20.8       10.0       6.3
Other                                 42.1       35.9      15.9
_________________________________________________________________________
  Total ALZA Pharmaceuticals         323.4      175.8      87.9

ALZA TECHNOLOGIES
 Contract manufacturing               124.6     113.6      93.2
 Intersegment                          18.6       6.6       6.0
_________________________________________________________________________
  Total ALZA Technologies             143.2     120.2      99.2

 Intersegment eliminations            (18.6)     (6.6)     (6.0)
_________________________________________________________________________
     Total net sales                $ 448.0   $ 289.4   $ 181.1


NOTE 15: QUARTERLY FINANCIAL DATA (UNAUDITED)
(In millions, except per share amounts)
                               1999                        1998
_________________________________________________________________________
                First(1) Second Third Fourth(2) First Second Third  Fourth
_________________________________________________________________________

Total revenues  $185.5   $195.2 $222.1 $193.1  $143.5 $158.3 $172.8 $172.3

Gross profit on
 net sales        61.9     62.9   91.7   73.1    35.4   37.2   42.1   48.9

Operating income  19.3     46.7   69.7   13.5    47.6   53.1   50.5   45.3

Net income         3.7     34.2   42.8   10.3    26.5   29.4   27.7   24.7

Earnings per share
  Basic          $0.04    $0.34  $0.42  $0.10   $0.27  $0.30  $0.28  $0.25
  Diluted         0.04     0.33   0.40   0.10    0.27   0.29   0.27   0.24

(1) In the first quarter of 1999, ALZA recorded charges related to the SEQUUS merger of $32.6 million ($24.8 million after tax, or 0.24 per diluted share).

(2) In the fourth quarter of 1999, ALZA recorded charges of $13.4 million ($8.0 million after tax, or $0.07 per diluted share) relating to the terminated merger agreement. Also in the fourth quarter of 1999, ALZA recorded charges of $9.6 million relating to a change in sales return policy and an increase in the reserve for sales rebates and $5.3 million primarily relating to a write-off of uncollectible accounts receivable.

Page 58 of paper format annual report


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
ALZA CORPORATION


We have audited the accompanying consolidated balance sheets of ALZA Corporation as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ALZA Corporation at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                 /s/Ernst & Young LLP


Palo Alto, California
March 6, 2000

Page 59 of paper format annual report

SELECTED CONSOLIDATED FINANCIAL DATA
(In millions, except per share amounts)

                    1999      1998      1997      1996      1995
____________________________________________________________________
Total revenues     $ 795.9   $ 646.9   $ 504.4   $ 446.1  $ 326.6

Net income (loss)     91.0(1)  108.3    (275.2)(2)  82.1     52.2

Earnings (loss)
 per share:
 Basic                0.90      1.09     (2.83)     0.86     0.57
 Diluted              0.88      1.07     (2.83)     0.84     0.56

Cash and investments 589.1     514.1     561.1   1,032.8    469.4

Total assets       1,852.5   1,666.6   1,450.7   1,698.6  1,018.0

Total long-term
 liabilities       1,025.8   1,006.6     968.0     949.8    414.7

Total stockholders'
 equity              691.8     531.9     366.3     670.9    527.2
____________________________________________________________________

(1) Reflects a total of $60.6 million ($41.7 million after tax, or $0.40 per share, diluted) of charges, including $32.3 million relating to the acquisition of SEQUUS Pharmaceuticals, Inc., $13.4 million resulting from the terminated merger agreement with Abbott Laboratories, Inc., $9.6 million relating to a change in sales return policy and an increase in the reserve for sales rebates and $5.3 million primarily relating to a write-off of uncollectible accounts receivable.

(2) Reflects a total of $368.7 million (or $3.77 per share, diluted) of charges, including a $247.0 million charge and $8.0 million of interest expense related to ALZA's distribution of shares of Crescendo Pharmaceuticals Corporation, $108.5 million for acquired in-process research and development, an asset write-down of $11.5 million and costs of $1.8 million related to a workforce reduction, less a tax benefit of $8.1 million.


ALZA Common Stock (unaudited)

     ALZA common stock (symbol AZA) is listed for trading on the New York Stock Exchange and, as of March 17, 2000 there were approximately 6,974 holders of record of the common stock. ALZA has never paid cash dividends on its common stock and has no plan to do so in the near term. The quarterly high and low sales prices of ALZA common stock for 1999 and 1998, as reported on the composite tape, are shown below:

                               ALZA COMMON STOCK
                             1999               1998
                         High     Low       High      Low
_____________________________________________________________
  First quarter        $55  3/4 $37 13/16  $45 9/16   $30 7/8

  Second quarter        51 1/16  31         52 7/8     40 1/2

  Third quarter         53 9/16  41 11/16   45 1/2     33 3/4

  Fourth quarter        49 5/8   29 5/8     54         38 9/16