Form 10-K, Exhibit 13
period 2000-12-31
ALZA CORP
filed 2001-03-29
CIK 4310

Exhibit 13

Portions of the 2000 Annual Report to Stockholders

Page 25 of paper format annual report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

                       RESULTS OF OPERATIONS

                              SUMMARY

SUMMARY
(In millions, except per share amounts)
						   2000      1999      1998
________________________________________________________________
Revenues                            $ 988.5   $ 795.9   $ 646.9

Operating Income                      255.7     149.2     196.5

Net Income                            223.3      91.0     108.3

Diluted Earnings per Share (1)         0.95      0.44      0.53

(1) Reflects the two-for-one stock split effective November 1, 2000 for all periods presented.

2000 Compared to 1999

     In 2000, ALZA's results of operations reflect significant growth in product sales by ALZA Pharmaceuticals, the launch of Concerta-trademark- (methylphenidate HCl), increasing gross margin on net sales, expansion of the sales organization and increased royalties and fees. Also in 2000, ALZA purchased all of the outstanding shares of Class A Common Stock of Crescendo Pharmaceuticals Corporation ("Crescendo"), which has provided significant funding for ALZA's research and development since its inception in 1997; called for redemption of its 5% convertible subordinated debentures due 2006 (the "5% Debentures"), most of which were converted into ALZA common stock; and issued the 3% zero coupon convertible subordinated debentures due July 28, 2020 (the "3% Debentures").

     ALZA's total revenues rose 24% in 2000 from 1999, and pro forma net income, excluding certain items discussed below, increased 42% in 2000 from 1999. Significant factors contributing to ALZA's 2000 financial results include:

  - Total net sales increased 36% in 2000 from 1999, and net sales of products by ALZA Pharmaceuticals increased 48% in 2000 from 1999, primarily due to strong sales of Ditropan XL-registered trademark- (oxybutynin chloride), which more than doubled in 2000 from 1999 levels, the launch of Concerta in August 2000, and increased sales of Doxil-registered trademark- (doxorubicin HCl liposome injection).

  - Gross margin as a percentage of net sales increased to 70% in 2000 from 65% in 1999, reflecting increased sales of higher-margin products by ALZA Pharmaceuticals.

  - Royalties, fees and other income increased 24% in 2000 from 1999, primarily due to continued growth of royalties on sales of Duragesic-registered trademark- (fentanyl) from Janssen Pharmaceutica ("Janssen") and fee income from Bayer Corporation ("Bayer") in connection with the Viadur-trademark- (leuprolide acetate) agreement.

  - Interest and other income increased 42% in 2000 from 1999, due to higher invested cash balances resulting from the issuance of new debt.

  - Selling, general and administrative expenses increased 35% in 2000 from 1999, due to the continued expansion of ALZA
     Pharmaceuticals' sales organization, increased marketing expenses, and the increase in sales and marketing expenditures related to the launch and promotion of Concerta in August 2000.

  - Research and development revenues declined 17% in 2000 from 1999 as a result of ALZA's purchase of Crescendo, and, as a consequence, the end of Crescendo research and development funding, in the fourth quarter of 2000.

ALZA's results of operations for 2000 also include the following charges and credits:

  - $12.4 million charge for in-process research and development relating to the purchase of Crescendo and a payment to Chong Kun Dang Pharmaceutical Corporation ("CKD") relating to ALZA's licensing agreement for the anti-cancer compound CKD-602.

  - $4.8 million charge for the consolidation of certain research and development operations in the first quarter of 2000.

  - $56.5 million income tax credit related to a change in the estimate of realizable deferred tax asset.

  - $12.4 million ($7.4 million after tax) cumulative effect of a change in accounting principle pertaining to revenue recognition, related to a charge in connection with the adoption of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 ("SAB 101").

     Excluding these items, pro forma net income for 2000 was $188.4 million, or $0.82 per diluted share, compared to pro forma net income of $132.6 million, or $0.64 per diluted share, for 1999.

1999 Compared to 1998

     ALZA's 1999 net income decreased 16% from 1998. In addition to certain charges discussed below, the results for 1999 were impacted primarily by the following:

  - Net sales increased 55% in 1999 from 1998, and net sales of products by ALZA Pharmaceuticals increased 84% to $323.4 million in 1999 compared with $175.8 million in 1998.

  - Gross margin as a percentage of net sales increased to 65% in 1999 from 57% in 1998.

  - Interest and other income increased 57% to $41.6 million in 1999 from $26.4 million in 1998.

Page 26 of paper format annual report


  - ALZA's effective tax rate declined to 31% for 1999, excluding the tax benefit of $13.5 million associated with merger-related costs, compared to 35% for 1998.

     Substantially offsetting these contributions to net income in 1999 were the following:

  - Selling, general and administrative expenses increased 83% in 1999 from 1998, due to the significant expansion of the ALZA Pharmaceuticals' sales organization, the increase in sales and marketing expenses related to the launch and promotion of Ditropan XL and increased marketing expenses for ALZA's expanded product portfolio.

ALZA's net income for 1999 included the following charges:

  -  $32.3 million relating to the acquisition of SEQUUS.

  -  $13.4 million resulting from a terminated merger agreement.

  - $9.6 million relating to a change in sales return policy and an increase in the reserve for sales rebates.

  - $5.3 million primarily relating to a write-off of uncollectible accounts receivable.

     Excluding these charges, pro forma net income for 1999 was $132.6 million, or $0.64 per diluted share.


OPERATING SEGMENT SUMMARY
(In millions, except per share amounts)
						   2000      1999	     1998
Revenues
 ALZA PHARMACEUTICALS               $ 567.6   $ 427.9   $ 294.1
 ALZA TECHNOLOGIES                    509.0     498.4     465.6
 OTHER                                 10.3       1.7       2.4
________________________________________________________________
  Total segment revenues            1,086.9     928.0     762.1
  Intersegment eliminations           (98.4)   (132.1)   (115.2)
________________________________________________________________
     Total revenues                 $ 988.5   $ 795.9   $ 646.9


Operating Income
 ALZA PHARMACEUTICALS               $  79.9 (1) $23.5   $  24.6
 ALZA TECHNOLOGIES                    215.3     204.5     200.4
 OTHER                                (39.5)(2) (78.8)(3) (28.5)
________________________________________________________________
     Total operating income         $ 255.7   $ 149.2   $ 196.5


(1) In 2000, the operating income for ALZA Pharmaceuticals included $12.4 million for in-process research and development relating to the purchase of Crescendo and payment to Chong Kun Dang Pharmaceutical Corporation relating to a licensing agreement for the anti-cancer compound CKD-602. Excluding these charges, the operating income for ALZA Pharmaceuticals would have been $92.3 million.

(2) In 2000, the operating loss for Other included a $4.8 million charge associated with the consolidation of research and development operations. Excluding this charge, operating loss for Other would have been $34.7 million for 2000.

(3) In 1999, the operating loss for Other included merger-related expenses of $32.3 million relating to the acquisition of SEQUUS and $13.4 million resulting from a terminated merger agreement. Excluding these charges, operating loss for Other would have been $33.1 million in 1999.


ALZA PHARMACEUTICALS

     ALZA Pharmaceuticals derives its revenues from sales of ALZA Pharmaceuticals products to the pharmaceuticals marketplace in the United States and Canada and to distributors who market the products elsewhere; research and development revenues from Crescendo through the third quarter of 2000, after which Crescendo was acquired; co-promotion fees from third parties, and fees received with respect to rights to market, outside the United States or Canada, products marketed or intended to be marketed by ALZA Pharmaceuticals in the United States and Canada. Revenues from Crescendo have been offset by intersegment charges from ALZA Technologies for research and development expenses related to products to be marketed by ALZA Pharmaceuticals, which are under development on behalf of Crescendo. ALZA Pharmaceuticals' costs and expenses include costs of products shipped for products marketed by ALZA Pharmaceuticals, including costs of products manufactured by ALZA Technologies and third party manufacturers, research and development expenses billed by ALZA Technologies and others, sales and marketing expenses and amortization of product acquisition payments.

     ALZA Pharmaceuticals' operating income increased substantially in 2000 compared to 1999. This improvement was due to a 48% increase in net sales and an increase in gross margin as a percentage of net sales on these products to 82% in 2000 compared with 80% in 1999. These increases were partially offset by increased sales and marketing expenses.

     ALZA Pharmaceuticals' operating income remained relatively constant in 1999 compared to 1998. ALZA Pharmaceuticals' revenues increased 45% in 1999 compared to 1998, and gross margin as a percentage of net sales increased to 80% in 1999 compared with 77% in 1998. The increase in revenues was due to an 84% increase in net sales as compared to 1998. These increases were offset by increased sales and marketing expenses and, to a lesser extent, an increase in clinical expenses.

ALZA TECHNOLOGIES

     ALZA Technologies derives its revenues from net sales of products manufactured for pharmaceutical product development partners and for ALZA Pharmaceuticals, royalty revenues, fee revenues under agreements with partners, and revenues for research and development activities undertaken for partners and ALZA
Pharmaceuticals.

     In 2000, operating income for ALZA Technologies increased slightly compared to 1999, primarily due to a 19% increase in royalties, fees and other revenues and a 12% decrease in research and development expense. Partially offsetting the increase in revenues from royalties, fees and other and the decrease in research and development expense was a 52% decline in intersegment research

Page 27 of paper format annual report

and development revenues. Operating income for 1999 remained relatively constant compared with operating income for 1998, primarily due to the increase in both contract manufacturing sales and revenues from royalties being offset by the decline in fee revenues in 1999 compared to 1998.

OTHER

     The "Other" category primarily comprises corporate general and administrative activities and the associated costs related to finance, legal, human resources, commercial development, executive and other functions not directly attributable (or allocated) to the activities of the operating segments, as well as rental and service fee revenues.

     In 2000, the operating loss for the Other segment remained relatively constant compared to the 1999 operating loss, excluding certain charges for both years described above, primarily due to an increase in certain corporate expenses, which was partially offset by an increase in rental and other income. In 1999, the operating loss for the Other segment increased 16%, excluding certain charges, compared to 1998, primarily due to an increase in certain corporate expenses and, to a lesser extent, lower rent and service revenues in 1999 compared with 1998, partially offset by growth in the cash surrender value of company-owned life insurance policies in 1999 compared with 1998.

                             NET SALES

NET SALES
(Dollars in millions)                 2000       1999      1998
________________________________________________________________
ALZA PHARMACEUTICALS
 Ditropan XL-registered trademark-  $ 179.0   $  86.9   $   -
 Doxil-registered trademark-           82.4      66.2      48.4
 Concerta-trademark-                   67.9       -         -
 Ethyol-registered trademark-          48.4      48.3      32.6
 Elmiron-registered trademark-         33.7      29.9      23.0
 Mycelex-registered trademark- Troche  19.5      29.2      25.9
 Testoderm TTS-registered
  trademark- line                      18.6      20.8      10.0
 Other                                 28.2      42.1      35.9
________________________________________________________________
  Total ALZA Pharmaceuticals          477.7     323.4     175.8

ALZA TECHNOLOGIES
 Contract manufacturing               129.5     124.6     113.6
 Intersegment                          53.4      41.2      22.1
________________________________________________________________
  Total ALZA Technologies             182.9     165.8     135.7

 Intersegment eliminations            (53.4)    (41.2)    (22.1)
________________________________________________________________
     Total net sales                $ 607.2   $ 448.0   $ 289.4

ALZA PHARMACEUTICALS

     Net sales increased substantially in 2000 compared to 1999 due to $179.0 million of sales of Ditropan XL, which more than doubled in the product's first year of sales after the launch in 1999, and $67.9 million sales of Concerta, which was launched in August 2000, as well as an increase of 24% in sales of Doxil (CAELYX-registered trademark-in Europe) in 2000 compared to 1999. Net sales of Mycelex-registered trademark- (clotrimazole) Troche declined 33% in 2000 from 1999, due in part to high inventory levels from late-1999 stocking by distributors in anticipation of the Year 2000 issues and the then-pending merger with Abbott Laboratories ("Abbott") which terminated in 2000. Net sales of Ethyol-registered trademark- (amifostine) in 2000, which were relatively constant with 1999 levels, were also affected by late-1999 inventory stocking by distributors.

     Net sales increased 84% in 1999 compared to 1998 due to sales of Ditropan XL, which was launched in February 1999, as well as a 37% increase in sales of Doxil (CAELYX-registered trademark- in Europe) in 1999 compared to 1998. In addition, Ethyol, Elmiron-registered trademark- (pentosan polysulfate sodium) and Mycelex Troche had significant sales growth in 1999 compared to 1998.

     ALZA Pharmaceuticals' net sales can be expected to vary significantly from year to year, particularly in the first years after launch of a new product. Concerta was launched in the third quarter of 2000, Ditropan XL was launched in the first quarter of 1999, and Doxil and Testoderm TTS were cleared for marketing during the past few years. In June 1999, the United States Food and Drug Administration ("FDA") approved new indications for Ethyol and Doxil. Wholesaler stocking patterns, managed care and formulary acceptance, the introduction of competitive products, and acceptance by patients and physicians will also affect future sales of ALZA's products.

ALZA TECHNOLOGIES

     Net sales from contract manufacturing remained relatively constant in 2000 compared to 1999 primarily due to increased ALZA shipments of Duragesic, offset by decreased shipments of Glucotrol XL-registered trademark- (glipizide). Net sales from contract manufacturing increased 10% in 1999 compared with 1998, primarily due to an increase in ALZA shipments to pharmaceutical product development partners of Glucotrol XL and NicoDerm CQ-registered trademark- (nicotine).

     The timing and quantities of orders for products by partner companies are not within ALZA's control. Therefore, net sales to partners can be expected to fluctuate from period to period, sometimes significantly, depending on the volume, mix and timing of orders for products shipped and, in some quarters, due to the shipment of launch quantities of products to partners.

Page 28 of paper format annual report

                           GROSS MARGIN

Gross margin as a percentage of net sales
                                       2000     1999      1998
________________________________________________________________
 ALZA PHARMACEUTICALS (1)              82%      80%       77%
 ALZA TECHNOLOGIES (1)                 26%      24%       25%

 Gross margin as a percentage of
   total net sales (1)                 70%      65%       57%

(1)  After intersegment eliminations

     The progressive increase in total gross margin for the three years presented was due to increased sales of higher-margin products by ALZA Pharmaceuticals and increases in ALZA Pharmaceuticals sales as a percentage of total sales. ALZA expects its gross margin on net sales to increase from historical rates over the longer term, although quarter-to-quarter fluctuations, some of which may be significant, can be expected to continue to occur. A trend of higher gross margins may be achieved through a proportionate increase in the sales by ALZA Pharmaceuticals in relation to sales by ALZA Technologies and, to a lesser extent, increased utilization of capacity and greater operating efficiencies by ALZA Technologies.

ALZA PHARMACEUTICALS

     The gross margin on net sales of ALZA Pharmaceuticals products increased in 2000 compared to 1999 primarily due to a shift in product mix towards sales of higher-margin products, including a full year of sales of Ditropan XL and the launch of Concerta in August 2000. The gross margin on net sales of ALZA Pharmaceuticals products increased in 1999 compared to 1998 due to a shift in product mix towards sales of higher-margin products, including the launch of Ditropan XL.

ALZA TECHNOLOGIES

     The gross margin on net sales of products manufactured by ALZA Technologies for sale by partner companies and ALZA Pharmaceuticals remained constant for the three years presented. ALZA Technologies' gross margin on its contract manufacturing sales is considerably lower than ALZA Pharmaceuticals' gross margin on its sales of ALZA Pharmaceuticals products. ALZA's partner-funded product development agreements generally provide for a supply price that is intended to cover ALZA's costs to manufacture the product plus a small margin. ALZA also generally receives royalties on the partners' sales of the products, which are included in royalties, fees and other revenues. Sales to ALZA Pharmaceuticals are based upon negotiated prices.


                ROYALTIES, FEES AND OTHER REVENUES

     Royalties, fees and other revenues consist largely of royalties paid by partner companies on products developed under joint development and commercialization agreements with ALZA and marketed by the partner companies. Fee revenues consist of upfront, milestone and other one-time, special or infrequent payments made under these joint development agreements, or by distributors who acquire rights to market ALZA products outside the United States and Canada, and co-promotion fees.

     In the fourth quarter of 2000, ALZA adopted SAB 101, the SEC's new guidelines for revenue recognition, effective January 1, 2000. SAB 101 requires certain fees that were recognized in full at the time of payment under ALZA's previous policy, to be deferred and recognized ratably over future periods during which ALZA has continuing involvement, typically the term of the agreements. The adoption of SAB 101 resulted in the recognition of a $12.4 million ($7.4 million after tax) charge for the cumulative effect of an accounting change as of the beginning of 2000. Specifically, this charge represented the deferral of fees totaling $8.3 million related to the agreement with Schering-Plough, which expires in 2010, for the European commercialization of CAELYX; and $6.5 million related to the agreement with Sanofi-Synthelabo, which expires in 2012, for the European commercialization of Ditropan XL. The deferral of these amounts was partially offset by amortization for periods prior to January 1, 2000. Results of operations for 2000 reflects ratable recognition of these amounts.


                ROYALTIES, FEES AND OTHER REVENUES

(Dollars in millions)                   2000      1999      1998
________________________________________________________________
ALZA PHARMACEUTICALS                  $  20.2  $  14.0  $  25.3
ALZA TECHNOLOGIES                       250.7    211.4    205.4
OTHER                                    10.3      1.7      2.4
________________________________________________________________
 Total royalties, fees and
  other revenues                      $ 281.2  $ 227.1  $ 233.1


ALZA PHARMACEUTICALS

     Fee revenue in 2000 for ALZA Pharmaceuticals included fees of $5.0 million from Schering-Plough related to CAELYX, $2.5 million from Sanofi-Synthelabo for rights to commercialize Ditropan XL in Europe, $2.7 million from Crescendo, and $10 million in co-promotion fees with respect to products co-promoted by ALZA Pharmaceuticals. Fee revenue in 1999 for ALZA Pharmaceuticals included technology fees of $6.7 million from Crescendo, $1.3 million from Schering-Plough, and $6.0 million in co-promotion fees with respect to products co-promoted by

Page 29 of paper format annual report

ALZA Pharmaceuticals. In 1998, fee revenue for ALZA Pharmaceuticals included technology fees of $10.7 million from Crescendo, a $6.5 million fee from Sanofi-Synthelabo related to the commercialization of Ditropan XL in Europe (adjusted in 2000 to deferred revenue under SAB 101, as discussed above), $4.0 million in fees from Schering-Plough related to CAELYX, and $4.1 million in co-promotion fees with respect to products co-promoted by ALZA Pharmaceuticals.

ALZA TECHNOLOGIES

     Royalties, fees and other revenues for ALZA Technologies increased 19% for 2000 compared to 1999 primarily due to an increase in royalties from Janssen as a result of increased sales of Duragesic and $16.0 million in fees from Bayer relating to the commercialization of Viadur. Royalties, fees and other revenues for ALZA Technologies increased 3% for 1999 compared to 1998 primarily due to an increase in royalties from Janssen as a result of increased sales of Duragesic and from Pfizer Inc. ("Pfizer") as a result of increased sales of Glucotrol XL, partially offset by lower fee revenue and a decrease in royalties on lower sales of Procardia XL-registered trademark- (nifedipine) by Pfizer in 1999 compared to 1998.

     In March 2000, the FDA approved Viadur for marketing in the United States. The product is the first FDA-approved product to incorporate ALZA's DUROS-registered trademark- implant technology. In April 2000, ALZA entered into a commercialization agreement with Bayer for Viadur. Under the terms of the agreement, Bayer will have the commercial rights to Viadur in the United States through 2015. ALZA received a $15.0 million payment (deferred and recognized ratably under SAB 101) in the second quarter of 2000, and may receive certain manufacturing and sales milestone payments. ALZA also received and recognized as revenue $15.0 million in quarterly manufacturing, patent and trademark payments beginning in the second quarter of 2000. ALZA will continue to receive these payments through the third quarter of 2001. Following the launch of Viadur, ALZA will receive royalty payments based on net sales of the product, as well as milestone payments if the product achieves specified sales levels. ALZA will manufacture Viadur for Bayer, for which ALZA will receive a negotiated supply price. ALZA retains the right to buy back the United States commercialization rights at the end of 2008, 2010 or 2012, in exchange for specified payments.

                     RESEARCH AND DEVELOPMENT

     ALZA's research and development revenues generally represent reimbursement of costs, including a portion of general and administrative expenses, by partners (including Crescendo) for the development of products. Therefore, product development activities do not contribute significantly to operating results.

Research and Development Revenues
(Dollars in millions)                    2000      1999      1998
________________________________________________________________
ALZA PHARMACEUTICALS
 Crescendo                            $  68.3   $  90.5  $  93.0
 Intersegment                             1.4       -        -
________________________________________________________________
  Total ALZA Pharmaceuticals             69.7      90.5     93.0

ALZA TECHNOLOGIES
 Crescendo                                -         -        2.0
 Other partners                          31.8      30.3     29.4
 Intersegment                            43.6      90.9     93.1
________________________________________________________________
  Total ALZA Technologies                75.4     121.2    124.5

Intersegment elimination                (45.0)    (90.9)   (93.1)
________________________________________________________________
Total research and
 development revenues 			  $ 100.1   $ 120.8  $ 124.4


ALZA PHARMACEUTICALS

     ALZA Pharmaceuticals derived research and development revenues from Crescendo through the third quarter of 2000. Revenues from Crescendo were offset by intersegment charges from ALZA Technologies, under the prior period's segment presentation, and were partially offset under the current year segment presentation, due to the change in the current year's segment presentation for research and development expense (as discussed below).
Intersegment charges from ALZA Technologies are for research and development expenses incurred on behalf of ALZA Pharmaceuticals related to products under development for marketing by ALZA Pharmaceuticals.

     In September 2000, ALZA exercised its option to acquire all of the Class A Common Stock of Crescendo for a cash payment of $100.0 million. Royalties that would otherwise have been paid by ALZA to Crescendo on net sales of products licensed from Crescendo (Ditropan XL, Concerta and Viadur) were no longer payable following the closing date of the transaction, November 13, 2000. Research and development revenues from Crescendo ended upon ALZA's exercise of its purchase option.

ALZA TECHNOLOGIES

     Research and development revenues from partners other than Crescendo increased slightly during the three years presented. Revenues from product development activities vary from quarter to quarter depending upon the mix of projects underway and the phase of development of each project. The decrease in the intersegment revenues, in 2000 compared to 1999, is due to the change in the current period's segment presentation for research and development expenses and to ALZA's exercise of its purchase option to acquire Crescendo, as discussed above. In the current year segment presentation, certain research and development

Page 30 of paper format annual report

expenses previously recorded in the ALZA Technologies segment and charged to ALZA Pharmaceuticals were moved to the ALZA Pharmaceuticals segment, as they were incurred directly by ALZA Pharmaceuticals departments relating to products to be sold by ALZA Technologies. Under the prior period's segment presentation, intersegment revenues for ALZA Technologies for 2000 would have been $68.3 million.

Research and Development Expenses
(Dollars in millions)                  2000      1999        1998
__________________________________________________________________
ALZA PHARMACEUTICALS
 Intersegment                        $ 43.6    $ 90.9      $ 93.1
 Product development expense           60.2 (1)  33.2        28.5
__________________________________________________________________
     Total ALZA Pharmaceuticals       103.8     124.1       121.6

ALZA TECHNOLOGIES
 Intersegment                           1.4       -           -
 Product development expense          130.6     150.4       154.3
__________________________________________________________________
     Total ALZA Technologies          132.0     150.4       154.3

 Intersegment eliminations            (45.0)    (90.9)      (93.1)
__________________________________________________________________
     Total research and
       development expenses          $190.8   $ 183.6     $ 182.8

As a percentage of total revenues       19%       23%       28%


(1) In 2000, the product development expense for ALZA
    Pharmaceuticals excluded $12.4 million for in-process research and development relating to the purchase of Crescendo and payment to Chong Kun Dang Pharmaceutical Corporation for ALZA's licensing agreement for the anti-cancer compound CKD-602.


ALZA PHARMACEUTICALS

     ALZA Pharmaceuticals engages ALZA Technologies to perform research and development services, the cost of which is determined based upon amounts that would be charged to third parties for similar services. Total research and development expenses decreased 16% in 2000 compared to 1999, primarily due to ALZA's exercise of its purchase option to acquire all of the outstanding Class A Common Stock of Crescendo, as discussed above, and a change in the current period's segment presentation for research and development expenses. In the current year segment presentation, certain research and development expenses, including expenses of clinical studies, previously recorded in the ALZA Technologies segment and charged to ALZA Pharmaceuticals, were moved to the ALZA Pharmaceuticals segment, as they were incurred directly by ALZA Pharmaceuticals departments. Under the prior period's segment presentation, intersegment expense and product development expense for 2000 would have been $68.3 million and $41.8 million, respectively. Expenses remained relatively constant in 1999 compared to 1998, primarily due to an increase in clinical expenses offset by a decline in intersegment expenses reflecting the completion of New Drug Applications ("NDA") submissions for Viadur and Concerta, which were submitted to the FDA in April 1999 and July 1999, respectively.

ALZA TECHNOLOGIES

     Research and development expenses decreased 12% in 2000 compared to 1999, reflecting the change in the current period's segment presentation for research and development expenses. In the current year segment presentation, certain research and development expenses previously recorded in the ALZA Technologies segment and charged to ALZA Pharmaceuticals were moved to the ALZA Pharmaceuticals segment, as they were incurred directly by ALZA Pharmaceuticals departments. Under the prior period's segment presentation, product development expenses for 2000 would have been $158.8 million. Research and development expenses decreased in 1999 compared to 1998, due to a decrease in product development activities for ALZA Pharmaceuticals and under agreements with pharmaceutical product development partners.


           SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
(Dollars in millions)                  2000        1999      1998
__________________________________________________________________
ALZA PHARMACEUTICALS
 Sales and marketing expenses       $ 275.1   $ 200.0   $  95.2
 Amortization of product acquisition
   payments                            15.3      15.1      11.1
__________________________________________________________________
   Total                              290.4     215.1     106.3

ALZA TECHNOLOGIES
 Amortization of product acquisition
   payments                             9.1       9.1       4.6
__________________________________________________________________
OTHER
 General and administrative expenses   49.9 (1)  34.8      31.0
__________________________________________________________________
Total selling, general and
  administrative expenses           $ 349.4   $ 259.0    $141.9

Total sales and marketing expenses
  as a percentage of ALZA
  Pharmaceuticals net sales            58%       62%       54%

Total selling, general and
  administrative expenses a
  percentage of total revenues         35%       33%       22%

(1) Included expenses of $4.8 million related to the consolidation of research and development operations.

Page 31 of paper format annual report

ALZA PHARMACEUTICALS

     Total sales, marketing and product amortization expenses increased 35% in 2000 compared to 1999, and more than doubled in 1999 compared to 1998, as a result of the significant increase in sales and marketing expenses for ALZA's expanded product portfolio and commercial organization, including expenses associated with the launch in 1999 and subsequent promotion of Ditropan XL, and launch of Concerta in 2000. ALZA also expanded its commercial organization to a total of 700 sales professionals, up 300 from 1999. In addition to expanding its primary care, urology and oncology sales organization, ALZA established its central nervous system sales organization in connection with the launch of Concerta.

     In April 2000, ALZA entered into an agreement with McNeil Consumer Healthcare ("McNeil"), a Johnson and Johnson company, to co-promote Concerta in the United States. ALZA and McNeil have deployed a combined sales organization of over 400 sales professionals to support Concerta, including over 300 sales professionals from McNeil. McNeil receives payments based on sales calls made and based on sales of Concerta above certain levels.

     ALZA also has agreements with UCB Pharma, Inc. ("UCB Pharma") and Bayer to co-promote Ditropan XL in the United States, which provide an additional 460 sales professionals supporting this product. From July 1999 through January 20, 2000, under an agreement with ALZA, Abbott co-promoted Ditropan XL for fees based on sales calls made. This agreement was terminated concurrently with the termination of the merger agreement.

     Amortization of product acquisition payments remained relatively constant in 2000 compared to 1999. The amortization increased in 1999 compared to 1998 due to the amortization of payments for products that were acquired in the second half of 1998, and the amortization of additional milestone payments incurred during 1999.

ALZA TECHNOLOGIES

     Amortization of product acquisition payments remained relatively constant in 2000 compared to 1999. Amortization of product acquisition payments for 1999 and 1998 reflects amortization of the $91.2 million exercise price paid in August 1998 to acquire all of the outstanding limited partnership interests in the ALZA TTS Research Partners, Ltd.("TTS Partnership"), for a full year and six months, respectively. For reporting purposes, these costs are treated as product acquisition costs because they primarily relate to the acquisition of TTS Partnership's rights to royalties on Duragesic, and resulted in ALZA retaining all royalties paid by Janssen on sales of that product.

OTHER

     General and administrative expenses increased 43% in 2000 compared with 1999, primarily due to $4.8 million in costs associated with the consolidation of certain research and development facilities, as well as an increase in corporate support functions to support ALZA's expanding commercial operations. In 1999, general and administrative expenses increased 12% compared with 1998, primarily due to a $4.5 million charge for uncollectible accounts receivable, partially offset by higher cash surrender value of company-owned life insurance policies.


                    INTEREST INCOME AND EXPENSE

NET INTEREST
(In millions)                          2000      1999      1998
__________________________________________________________________
Interest and other income           $ (59.0)  $ (41.6)  $ (26.4)
Interest expense                       58.0      58.1      56.7
__________________________________________________________________
  Net interest and other
   (income) expense                 $  (1.0)  $  16.5   $  30.3


     Interest and other income increased 42% in 2000 from 1999 primarily due to an increase in interest income on higher cash and investment balances resulting from the issuance of the 3% Debentures completed in July 2000 and increased cash from operations. In 1999, interest and other income increased 58% from 1998, primarily due to pretax gains of $12.4 million on sales of real estate assets and realized gains on investments of $9.6 million in 1999.


                           INCOME TAXES

     ALZA recorded a tax benefit in the fourth quarter of 2000 of $56.5 million reflecting a change in the estimated amount of realizable deferred tax assets. The tax benefit was the result of revised estimates of amounts realizable in future periods and the favorable resolution of uncertainties regarding the deductibility of certain amounts. Excluding this benefit, ALZA's effective income tax rate for 2000 would have been 31%. In 1999, ALZA's effective tax rate was 31%, excluding the impact of certain merger-related expenses that were not deductible, compared to a tax rate of 35% in 1998, primarily due to realization of previously reserved deferred tax assets relating to acquired SEQUUS tax loss carryforwards.


Page 32 of paper format annual report

                  LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES
(In millions)                        2000        1999      1998
__________________________________________________________________
Working capital                    $1,124.5  $  297.8  $  297.6
Cash and investments                1,460.9     598.1     514.1
Total assets                        2,921.6   1,852.5   1,666.6
Long-term debt                      1,125.6     979.0     966.1
Net cash provided by
  operating activities                340.4     160.2     115.0
Capital expenditures                   42.6      94.2      65.1
Product acquisition payments           66.8      35.0     127.6


     Cash flow provided by operating activities in 2000 was $340.4 million, primarily reflecting the strong earnings growth in 2000. This compares with cash flow provided by operating activities in 1999 of $160.2 million and $115.0 million in 1998.

     During 2000, ALZA paid $100.0 million (including $45.7 million as product acquisition payments) in cash for the purchase of all of the Class A Common stock of Crescendo. Also in 2000, ALZA made fee payments of $10.0 million to SmithKline Beecham, now GlaxoSmithKline, related to Urispas (flavoxate hydrochloride) and $8.5 million to IVAX Corporation ("IVAX") related to Elmiron. During 1999, ALZA made fee payments of $15.0 million to Bayer related to Mycelex Troche, $8.5 million to IVAX related to Elmiron, $7.5 million to Aventis S.A. ("Aventis") related to Ditropan and $4.0 million related to rights to market certain products in Canada. During 1998, ALZA paid $91.2 million in cash for the purchase of all of the outstanding limited partnership interests of the TTS Partnership. Also in 1998, ALZA made an upfront fee payment of $25.0 million to GlaxoSmithKline for the United States rights to Urispas, and made additional fee payments of $6.2 million to Aventis relating to rights to the Ditropan product and $5.0 million to MedImmune, Inc. ("MedImmune") related to Ethyol.

     In July 2000, ALZA called for the redemption of its outstanding 5% Debentures on August 18, 2000. Substantially all holders of the outstanding 5% Debentures elected to convert their debentures into shares of ALZA common stock at a conversion price of $19.09 per share, or approximately 52.36 shares per $1,000 principal amount of debentures. The aggregate number of shares issued from conversion of the 5% Debentures into ALZA common stock was
26.2 million.

     In July 2000, ALZA completed a private offering of the 3% Debentures, which were issued at a price of $551.26 per $1,000 principal amount at maturity. The 3% Debentures have a total principal amount at maturity of $1.09 billion, with a yield to maturity of 3% per annum, computed on a semiannual bond equivalent basis. The offering resulted in approximately $587 million of net proceeds to ALZA. At December 31, 2000, 15.3 million shares were available for issuance for conversion of the 3% Debentures.

     During 1999, ALZA sold five buildings located in Palo Alto, California, resulting in a total pretax gain of $12.4 million. ALZA leased these buildings through December 1999, when it completed occupancy of its new buildings in Mountain View, California. ALZA is also leasing or subleasing out certain other Palo Alto, Menlo Park and Mountain View, California properties it owns or leases, which will generate rental income in 2001 and beyond.

     ALZA's capital expenditures for 2000 were $42.6 million, primarily for facilities and equipment. In 1999, capital expenditures were $94.2 million, including $74.2 million for the Mountain View campus and the remainder for additions to facilities and equipment. This compares to capital expenditures of $65.1 million in 1998. In 2001, capital expenditures are expected to increase compared to 2000 levels as a result of expansion of research, development and manufacturing facilities, including development costs associated with a manufacturing facility in Ireland, which is currently expected to be completed by late 2002.

     ALZA believes that its existing cash and investment balances are adequate to fund its cash needs for 2001 and beyond. In addition, should the need arise, ALZA believes it would be able to borrow additional funds, although no such borrowing arrangements are in place, or otherwise raise additional capital. ALZA may use its capital to make strategic investments or to acquire or license technology or products.
                              OUTLOOK

Notice Concerning Forward-Looking Statements

     The following discussion is intended to provide an outlook for 2001 and beyond. To the extent any statements made in this section or elsewhere in this management's discussion and analysis or in the financial statements deal with information that is not historical, these statements are forward-looking. Such statements include, without limitation, plans concerning the commercialization of products, statements concerning potential product sales, future costs of products shipped (and gross margins), associated sales and marketing expenses, plans concerning development of products and other statements that are not historical facts. The occurrence of the events described, and the achievement of the intended

Page 33 of paper format annual report

results, are subject to various risk factors that could cause ALZA's actual results to be materially different from those presented in this outlook, some or all of which are not predictable or within ALZA's control. Many risks and uncertainties are inherent in the pharmaceutical industry, and others are more specific to ALZA's business. Many of the significant risks related to ALZA's business are described in Item 1 of ALZA's Form 10-K Annual Report for the year ended December 31, 2000, and some are also discussed briefly below.

Net Sales

     Net sales of products marketed by ALZA Pharmaceuticals are expected to increase significantly in 2001. This increase is expected to result from full year sales of Concerta, including sales of the 54 milligram dose, which was launched in February 2001; increasing sales of
Ditropan XL, including sales in the United Kingdom and pending regulatory approval in other European countries; strong sales of Doxil; and modest increases in sales of other products. ALZA has the right to market Ethyol until April 2002, and will receive residual payments from MedImmune for nine years after the end of ALZA's marketing rights. Wholesaler stocking patterns, managed care and formulary acceptance and pricing practices, the introduction of competitive products, and acceptance by patients, physicians and formularies will affect sales of ALZA's products in 2001 and beyond.

     During the next several years, ALZA intends to continue expanding ALZA Pharmaceuticals' sales and marketing activities and directly marketing and selling more products. However, there can be no assurance that ALZA will be successful in continuing this expansion, or that any expanded sales and marketing activities will be successful, due to factors such as the risks associated with developing, clinically testing and obtaining regulatory clearance of products for marketing by ALZA Pharmaceuticals, the difficulties and costs associated with acquiring from third parties products for ALZA Pharmaceuticals to market, the length of the regulatory approval process, the uncertainties surrounding the acceptance of new products by the intended markets, the introduction and marketing of competitive products, risks relating to patents and proprietary rights and the current health care cost containment environment. ALZA Pharmaceuticals products, including Ditropan XL and Concerta, may face competition from newly approved products or products in late-stage development by other pharmaceutical companies. Many of these pharmaceutical companies have greater financial resources, technical staff and manufacturing and marketing capabilities than ALZA, which may negatively impact ALZA Pharmaceuticals product sales.

     ALZA expects 2001 contract manufacturing revenues for ALZA Technologies to increase slightly from 2000 levels primarily due to anticipated growth in orders from pharmaceutical product development partners, particularly for Duragesic. ALZA also expects Viadur to be launched by Bayer in the first half of 2001. Because many factors affecting contract manufacturing activities are not within ALZA's control, revenues will continue to fluctuate from period to period depending on the volume, mix and timing of orders received from customers. Some of the products manufactured by ALZA Technologies incorporating drugs that are off patent or soon to be off patent could face competition from generic pharmaceutical manufacturers. Generic competitors would be able to charge lower prices for their products due to substantially reduced development costs, as they would need only to demonstrate bioequivalence to the original product, provided they do so without infringing ALZA patents relating to its drug delivery technologies or the resulting products. If they are successful they could negatively impact contract-manufacturing revenues in 2001 and beyond.

Gross Margins on Net Sales

     ALZA expects that gross margins, as a percentage of net sales, will continue to increase in 2001 and over the longer term, although quarter-to-quarter fluctuations will continue to occur. Higher gross margins would be achieved through continuing the proportionate increase in sales of higher-margin products by ALZA Pharmaceuticals, and, to a lesser extent, increased utilization of capacity and greater operating efficiencies by ALZA Technologies. The purchase of Crescendo in 2000 by ALZA will also result in an increase in gross margins in 2001, as ALZA will no longer pay royalties on net sales of products that were licensed from Crescendo.

Royalties, Fees and Other Revenues

     ALZA expects royalties for ALZA Technologies to continue to increase in 2001 as a result of growth in sales of products currently marketed by pharmaceutical product development partners. Fees for 2001 may also include one-time or infrequent fees from third parties in connection with arrangements for the commercialization of products or partner-funded development arrangements.

     Under SAB 101, which was adopted by ALZA in 2000, certain upfront and milestone fees expected to be received in 2001 will be required to be deferred and recognized over the period during which ALZA has continuing obligations under the agreement. Fees in 2001 will include the recognition of deferred fee revenue from prior years.

Page 34 of paper format annual report

     Royalties, fees and other revenues, which are derived largely from sales by partner companies of products developed by ALZA Technologies, vary from quarter to quarter as a result of changing levels of product sales by partner companies and, occasionally, the recognition by ALZA of one-time, infrequent and special fees. Because ALZA's partners generally take responsibility for obtaining necessary regulatory approvals and make all marketing and commercialization decisions regarding these products, most of the variables that affect ALZA's royalties, fees and other revenues are not directly within ALZA's control. Sales of products from which ALZA derives royalties and fees are affected by the partners' marketing efforts and the introduction and marketing of competing products, among other factors. Fee revenues will vary from year to year and quarter to quarter.

Research and Development

     In 2001, ALZA expects to incur a significant increase in research and development expenses for services provided by ALZA Technologies to ALZA Pharmaceuticals and pharmaceutical product development partners. ALZA also plans to expand internal technology research in order to continue strengthening ALZA's leadership in the drug delivery field. Also in 2001, ALZA expects to in-license products that are currently in development from other companies and record the fees paid to these companies as in-process research and development expenses.

     Research and development revenues will decline significantly in 2001 from 2000 as the result of ALZA's acquisition of Crescendo in the fourth quarter of 2000. Crescendo funded the development of products by ALZA since Crescendo's inception in September 1997. Research and development revenues from Crescendo for 2000, 1999 and 1998 were $68.3 million, $90.6 million and $95.0 million, respectively. ALZA expects to increase its research and development revenues from pharmaceutical product development partners in 2001 by increasing the number and scope of partner-funded projects.

     Future product development revenues are dependent upon ALZA's ability to enter into new arrangements with product development partners. Development agreements with partner companies are generally terminable by the partners on short notice and may be terminated for many reasons, including technical issues, marketing concerns, reallocation of partner resources, and changes in priorities. In addition, product development revenues from any particular partner development program could decrease dramatically once the NDA for the product has been filed, and could decrease earlier if the partner, rather than ALZA, were to undertake the clinical development of a product.



Selling, General and Administrative Expenses

     Sales and marketing expenses are expected to increase in 2001 due to the continuing growth of the sales organization, and increase in costs associated with the promotion of Ditropan XL, Concerta and other products in ALZA Pharmaceuticals' portfolio. Amortization of product acquisition costs for 2001 will include ongoing amortization of costs of products acquired in prior years, including the deferred product acquisition cost paid as part of the Crescendo purchase in November 2000. Amortization of product acquisition costs for 2001 will also include amortization of costs of any new products acquired in 2001 and, to a lesser extent, amortization of additional payments under the arrangements for acquired products.

Interest and Other Income

     Interest and other income is expected to be higher in 2001 compared to 2000, due to a full year of interest income on the proceeds from the 3% Debentures. Interest and other income in 2001 may also include gains from the sale of real estate and gains from the sale of certain investments.

Income Tax Rate

     ALZA currently expects its combined federal and state effective income tax rate in 2001 to be approximately 31%. The actual effective income tax rate will depend upon the actual level of earnings, changes in the tax laws, and the amount of investment and research credits available and ALZA's ability to utilize such credits.


Page 35 of paper format annual report

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


     The table below presents principal amounts and related weighted-average interest rates by year of maturity for ALZA's investment portfolio:
                                               There-       Fair
               2001  2002 2003    2004   2005  after Total Value
__________________________________________________________________
(In millions)
Cash Equivalents
Fixed Rate
 Securities  $817.6   -    -       -      -    -     $817.6 $817.6
Average Interest
 Rate          6.02%  -    -       -      -    -      6.02%

Short-term Investments
Fixed Rate
 Securities  $146.5   -    -       -      -    -     $146.5 $146.4
Average Interest
 Rate          6.41%  -    -       -      -    -      6.41%

Long-term Investments
Fixed Rate
 Securities      -  $123.5 $95.7 $52.3  $7.8  $3.5   $282.8 $284.4
Average Interest
 Rate            -   6.17% 6.18% 6.64%  7.18% 6.09%   6.29%

Total Investments
Fixed Rate
 Securities  $964.1 $123.5 $95.7 $52.3  $7.8  $3.5 $1,246.9 $1,248.4
 Average Interest
    Rate      6.08%  6.17% 6.18% 6.64%  7.18% 6.09%   6.12%


     ALZA also established a grantor trust, invested in accordance with investment guidelines established by ALZA, as discussed in
Note 2 to the Consolidated Financial Statements: Investments. At December 31, 2000, the trust's investments included United States Treasury and agency securities of $73.4 million, corporate notes and bonds of $17.8 million, and institutional money market funds of $16.0 million, with maturities ranging from one day through nine years. ALZA is exposed to equity price risks on the marketable portion of equity securities included in its portfolio of investments entered into to further its business and strategic objectives. These investments are generally in small capitalization stocks in the pharmaceutical and biotechnology industry sector, in companies with which ALZA has research and development or product agreements. ALZA typically does not attempt to reduce or eliminate its market exposure on these securities. A 20% adverse change in equity prices would result in a decrease of approximately $5.7 million in ALZA's available-for-sale securities, based upon a sensitivity analysis performed on ALZA's financial position at December 31, 2000. However, actual results may differ materially.

     ALZA derives royalty revenues from partner companies with significant sales to customers in foreign countries. ALZA believes its exposure to foreign currency exchange rate risks is generally limited to such royalty revenues. ALZA does not use derivative financial instruments to mitigate this exposure.

Page 36 of paper format annual report

CONSOLIDATED STATEMENT OF OPERATIONS
Years ended December 31,
(In millions, except per share amounts)  2000      1999      1998
__________________________________________________________________
REVENUES

Net sales                              $ 607.2   $ 448.0   $ 289.4
Royalties, fees and other                281.2     227.1     233.1
Research and development, including
 amounts from Crescendo, a related party
 (2000-$68.3, 1999-$90.5, 1998-$95.0)    100.1     120.8     124.4
__________________________________________________________________
 Total revenues                          988.5     795.9     646.9

COSTS AND EXPENSES

Costs of products shipped                180.2     158.4     125.7
Research and development                 190.8     183.6     182.8
Selling, general and administrative      349.4     259.0     141.9
Merger-related charges                     -        45.7       -
Acquisitions of in-process
 research and development                 12.4       -         -
__________________________________________________________________
 Total costs and expenses                732.8     646.7     450.4

  Operating income                       255.7     149.2     196.5

Interest expense                          58.0      58.1      56.7
Interest and other income                (59.0)    (41.6)    (26.4)
__________________________________________________________________
Net interest and other (income)
  expense                                 (1.0)     16.5      30.3
__________________________________________________________________
Income before income taxes               256.7     132.7     166.2

Provision for income taxes                26.0      41.7      57.9
__________________________________________________________________
Income before cumulative effect of
 change in accounting principle (Note 1) 230.7      91.0     108.3

Cumulative effect of change in accounting
 principle (net of income taxes of $5.0)  (7.4)      -         -
__________________________________________________________________
Net income                             $ 223.3   $  91.0   $ 108.3

Earnings per share - basic
 Income before cumulative effect of
  change in accounting principle       $  1.06   $  0.45   $  0.55
 Cumulative effect of change in
  accounting principle                   (0.03)     -         -
__________________________________________________________________
 Net income                            $  1.03   $  0.45   $  0.55

Earnings per share - diluted
 Income before cumulative effect of
  change in accounting principle       $  0.97   $  0.44   $  0.53
 Cumulative effect of change in
  accounting principle                   (0.02)     -         -
__________________________________________________________________
 Net income                            $  0.95   $  0.44   $  0.53

Shares
  Basic                                  217.2     202.1     198.0
  Diluted                                269.9     206.9     203.0

Pro forma amounts assuming the
 accounting change is applied retroactively:
 Net income                            $ 230.7   $  91.6   $ 104.8
 Net earnings per share
  Basic                               $   1.06   $  0.45   $  0.53
  Diluted                             $   0.97   $  0.44   $  0.52
 Weighted average shares
  Basic                                  217.2     202.1     198.0
  Diluted                                269.9     206.9     203.0

See accompanying notes.

Page 37 of paper format annual report

CONSOLIDATED BALANCE SHEET

December 31,
(In millions, except per share amounts)         2000      1999
__________________________________________________________________
ASSETS

CURRENT ASSETS
Cash and cash equivalents                   $  867.0  $  149.4
Short-term investments                         146.4      68.0
Receivables, net of allowances (2000-$28.4;
 1999-$18.1)                                   169.0     113.7
Receivable from Crescendo, a related party       -        12.0
Inventories                                     65.0      69.0
Prepaid expenses and other current assets       27.7      20.6
__________________________________________________________________
   Total current assets                      1,275.1     432.7

PROPERTY, PLANT AND EQUIPMENT
Buildings and leasehold improvements           314.8     286.0
Equipment                                      228.9     209.6
Construction in progress                        22.5      34.0
Land and prepaid land leases                    33.9      33.9
__________________________________________________________________
                                               600.1     563.5
Less accumulated depreciation and
 amortization                                 (178.7)   (145.7)
__________________________________________________________________
   Net property, plant and equipment           421.4     417.8

Long-term investments                          447.5     381.5
Deferred product acquisition costs             324.2     283.4
Cash surrender value of life insurance         201.9     148.4
Other assets                                   251.5     188.7
__________________________________________________________________
   TOTAL ASSETS                             $2,921.6  $1,852.5

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                            $   77.6  $   75.9
Accrued liabilities                             63.2      51.5
Current portion of long-term debt                9.8       7.5
__________________________________________________________________
   Total current liabilities                   150.6     134.9

5% convertible subordinated debentures           -       495.5
5 1/4% zero coupon convertible
 subordinated debentures                       464.0     443.7
3% zero coupon convertible subordinated
 debentures                                    608.5       -
Other long-term liabilities                    135.1      86.6

Commitments and contingencies

STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value, 0.1 shares
 authorized                                      -         -
Common stock, $.005 par value, 1,000.0 shares
 authorized; 237.5 and 204.4 shares issued and
 outstanding in 2000 and 1999, respectively      1.2       1.0
Additional paid-in capital                   1,341.5     705.6
Accumulated other comprehensive income (loss)    9.4      (2.8)
Retained earnings (accumulated deficit)        211.3     (12.0)
__________________________________________________________________
   Total stockholders' equity                1,563.4     691.8

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $2,921.6  $1,852.5

See accompanying notes.

Page 38 of paper format annual report

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Years ended December 31, 2000, 1999 and 1998

(In millions)

                                      ACCUMULATED   RETAINED    TOTAL
                           ADDITIONAL    OTHER      EARNINGS    STOCK-
                    COMMON  PAID-IN  COMPREHENSIVE (ACCUMULATED HOLDERS'
                     STOCK  CAPITAL  INCOME(LOSS)  DEFICIT)     EQUITY
________________________________________________________________________
Balance, December 31,
  1997          		    $1.0   $581.4        $(4.8)   $(211.3)    $366.3

Common stock issued,
  including tax
  benefit of $9.7      -       63.1          -          -         63.1

Comprehensive income
 Net income            -        -            -        108.3      108.3
 Unrealized losses on
  securities of $4.8,
  net of reclassification
  adjustment for gains
  included in net
  income of $1.0       -        -           (5.8)       -         (5.8)
________________________________________________________________________
Total comprehensive income                                       102.5
________________________________________________________________________
Balance, December 31,
  1998                 1.0    644.5        (10.6)    (103.0)     531.9

Common stock issued,
  including tax
  benefit of $10.7     -       61.1          -          -         61.1

Comprehensive income
 Net income            -        -            -         91.0       91.0
 Unrealized gains on
  securities of $14.1,
  net of reclassification
  adjustment for gains
  included in net
  income of $6.3       -        -            7.8        -          7.8
________________________________________________________________________
 Total comprehensive income                                       98.8
________________________________________________________________________
Balance, December 31,
  1999                 1.0    705.6         (2.8)     (12.0)     691.8

Common stock issued,
 including tax
 benefit of $40.9      -      141.6          -          -        141.6

Common stock issued
 upon conversion of
 subordinated
 debentures            0.2    494.3          -          -        494.5

Comprehensive income
 Net income            -        -            -        223.3      223.3
 Unrealized gains on
  securities of $18.6,
  net of reclassification
  adjustment for gains
  included in net
  income of $6.4       -        -           12.2        -         12.2
________________________________________________________________________
 Total comprehensive income                                      235.5
________________________________________________________________________
Balance, December 31,
  2000                $1.2  $1,341.5        $9.4     $211.3   $1,563.4

See accompanying notes.

Page 39 of paper format annual report

CONSOLIDATED STATEMENT OF CASH FLOWS
(In millions)
Years ended December 31,                 2000      1999       1998
___________________________________________________________________
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                             $223.3     $91.0     $108.3
Non-cash adjustments to reconcile
 net income to net cash provided by
 operating activities:
 Depreciation and amortization           52.1      41.5       34.4
 Amortization of product acquisition
  payments                               24.4      24.2       15.7
 Cumulative change in accounting
  principle                               7.4        -         -
 Acquired in-process research and
  development                             9.4        -         -
 Tax benefit for stock options and stock
  Purchase plans                         40.9      10.7        9.7
 Interest on 5 1/4% zero coupon
  convertible subordinated debentures    22.7      22.5       21.4
 Interest on 3% zero coupon convertible
  subordinated debentures                 7.6       -          -
 Issuance of common stock to 401(k) plan  -         -          0.3
 Undistributed income from real estate
  joint venture                          (4.4)     (2.1)       -
 Decrease (increase) in assets:
  Receivables                           (41.1)     22.9      (24.6)
  Inventories                             0.9     (14.4)     (12.8)
  Prepaid expenses and other current
   assets                                 8.6       0.4        5.8
  Prepaid premiums and increase in cash
    surrender value of life insurance   (53.4)    (55.5)     (21.8)
 Increase (decrease) in liabilities:
  Accounts payable                        3.5      22.8        0.4
  Accrued liabilities                    17.8      (9.4)     (26.9)
  Other long-term liabilities            22.6       6.7        5.1
 Gain on sale of real estate and other
  assets, net                            (1.9)    (12.2)       -
 Asset write-down                         -        11.1        -
___________________________________________________________________
   Total adjustments                    117.1      69.2        6.7
___________________________________________________________________
Net cash provided by
  operating activities                  340.4     160.2      115.0

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                    (42.6)    (94.2)    (65.1)
Proceeds from sale of real estate and
 other assets                             4.8      20.2       -
Product acquisition payments            (21.1)    (35.0)    (36.4)
Purchase of limited partners' interests
 in ALZA TTS Research Partners, Ltd.      -         -       (91.2)
Purchases of available-for-sale
 securities                            (292.9)   (293.8)   (323.3)
Purchase of Crescendo, net of cash
 acquired                               (83.2)      -         -
Sales of available-for-sale securities  157.1     239.6     317.0
Maturities of available-for-sale
 securities                              16.2      31.3      82.1
Increase in other assets                (35.8)    (19.5)    (16.7)
___________________________________________________________________
Net cash used in
 investing activities                  (297.5)   (151.4)   (133.6)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuances of common stock                94.7      41.1      61.4
Principal repayments on long-term
 debt, net                               (7.4)    (10.6)     (4.4)
Net proceeds from 3% zero coupon
 convertible bonds                      587.4       -         -
___________________________________________________________________
Net cash provided by
 financing activities                   674.7      30.5      57.0
___________________________________________________________________
Net increase in cash and cash
 equivalents                            717.6      39.3      38.4

Cash and cash equivalents at the
  beginning of year                     149.4     110.1      71.7
___________________________________________________________________
Cash and cash equivalents at the
  end of year                         $ 867.0    $149.4    $110.1

See accompanying notes.

Page 40 of paper format annual report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     ALZA Corporation is a research-based pharmaceutical company with leading drug delivery technologies. ALZA applies its delivery technologies to develop pharmaceutical products with enhanced therapeutic value for its own portfolio and for many of the world's leading pharmaceutical companies. ALZA's sales and marketing efforts are currently focused on urology, oncology and central nervous system products.

Nature of Operations and Revenue Recognition

     Net sales includes sales of products marketed directly by ALZA and sales of those products to distributors, as well as sales generated from contract manufacturing activities for ALZA's pharmaceutical product development partners. ALZA recognizes sales revenues at the time of product shipment and transfer of title, net of estimates for discounts, and reserves for sales returns and allowances and rebates.

     ALZA's contract manufacturing activities are undertaken with respect to products developed as a result of ALZA's partner-funded product development arrangements. ALZA often manufactures the product for the partner, generally for a supply price intended to cover ALZA's costs to manufacture the product plus a small margin; and ALZA receives royalties based on the partner's sales of the products. ALZA also manufactures on a contract basis certain products which it has developed on its own and has licensed to third parties for distribution in defined territories.

     Royalties, fees and other revenues include royalty and other payments based on sales by ALZA's partner companies of products developed under joint development and commercialization agreements and sales of products by licensees, and certain one-time or infrequent fees, milestones or similar payments under these agreements. Also included in royalties, fees and other revenues are revenues from ALZA's promotion and co-promotion of certain products. Royalties, fees and other revenues are recognized as earned under the terms of the related agreements.

     ALZA recognizes non-refundable upfront product license fees and certain other related fees over the periods of continuing involvement. If, at the execution of the agreement, significant development risk remains due to the stage of completion of the product development, then such fees are recognized as revenue on a straight-line basis over the development period. If, at the execution of the agreement, the product is approved or product development risk has been substantially eliminated, then such fees are recognized as revenue on a straight-line basis over the longer of the contractual term of the manufacturing obligation or the expected period over which ALZA will supply the product. Fees associated with substantive at risk performance milestones are recognized as revenue upon their completion, as defined in the respective agreements.

     In the fourth quarter of 2000, but effective to January 1, 2000, ALZA changed its method of accounting to that described above for non-refundable upfront product license fees and certain other related fees. ALZA historically recognized these fees as revenues when all of the conditions to payment had been met and there were no further performance contingencies or conditions to ALZA's receipt of payment. These fees were generally not creditable against future payments. ALZA believes the change in accounting principle is consistent with guidance provided in SEC Staff Accounting Bulletin No. 101 - Revenue Recognition in Financial Statements released in December 1999.

     As a result of this change in method of accounting, a $12.4 million ($7.4 million net of tax effect) cumulative effect of the change on prior years, calculated as of January 1, 2000, was reported as a charge in the year ended December 31, 2000. The cumulative effect was initially recorded as deferred revenue and is being recognized as revenue over the period ALZA is obligated to manufacture the related products. During the year ended December 31, 2000, ALZA recognized $0.9 million in revenue ($0.5 million net of tax effect) that was included in the cumulative effect adjustment as of January 1, 2000. During the year ended December 31, 2000, the impact of the change in accounting was to decrease income before cumulative effect of the accounting change by $8.1 million, net of tax, or $0.03 per diluted share. This decrease is comprised of $14.3 million ($8.6 million net of tax effect) of upfront fees that would have been recognized as revenue under ALZA's prior accounting policy, offset by the $0.9 million ($0.5 million net of tax effect) component of the cumulative effect adjustment recognized in 2000. The remainder of the related deferred revenue at December 31, 2000 will be recognized as revenue on a straight-line basis through periods from 2010 to 2015. The pro forma amounts presented in the consolidated statements of operations were calculated assuming the accounting change was made retroactive to prior periods.

Page 41 of paper format annual report

     Revenues from research and development activities with pharmaceutical product development partners, including Crescendo, are reported as research and development revenues, and are recognized as earned. ALZA's research and development revenues represent partners' reimbursement to ALZA of costs incurred in product development and clinical evaluation, including a portion of general and administrative expenses, and therefore do not contribute significantly to operating income. Research and development revenues are recognized when billable in accordance with the terms prescribed in each partner development agreement (billed based upon labor and other costs incurred during the period). The payments are not refundable. ALZA's policy is to expense all costs of research and product development related both to costs incurred on its own behalf and on behalf of its partners.

Credit and Investment Risks

     Royalties, fees and other revenues and research and development revenues are generally derived from agreements with major pharmaceutical product development partners and, prior to its acquisition, Crescendo, all of which have significant cash resources. Therefore, ALZA considers its credit risk related to these transactions to be minimal. ALZA's net sales result from sales of ALZA Pharmaceuticals products primarily to major pharmaceutical distributors, and sales from contract manufacturing for ALZA's partner companies. ALZA performs on-going credit evaluations of those customers, and does not require collateral.
If the financial condition or operations of any of the pharmaceutical distributors or partner companies were to deteriorate substantially, ALZA's operating results could be adversely affected.

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

Principles of Consolidation

     The consolidated financial statements include the accounts of ALZA and its wholly-owned subsidiaries, ALZA Development Corporation, ALZA International, Inc., ALZA Land Management, Inc., ALZA Limited and TDC for all periods presented, and Crescendo since its acquisition in November 2000. All significant intercompany accounts and transactions have been eliminated.

Stock Split

     On October 31, 2000, ALZA stockholders voted to amend ALZA's Restated Certificate of Incorporation to increase the authorized common stock from 300 million shares to one billion shares. ALZA stockholders also approved a two-for-one split of common stock for distribution on November 15, 2000 to stockholders of record on November 1, 2000. The per share par value of Common Stock was adjusted from $0.01 to $0.005. All share and per share data for all periods presented in these financials have been adjusted to reflect the split.

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

Cash, Cash Equivalents and Short-term Investments

     Cash and cash equivalents include cash balances and investments with maturities of three months or less at the time of purchase. Short-term investments include commercial paper and other highly liquid investments with maturities of less than one year. The carrying amount reported on the balance sheet for cash, cash equivalents and short-term investments equals their fair value.

Stock-Based Compensation

     ALZA accounts for stock option grants and restricted stock grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and its interpretations. ALZA currently grants stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant, and therefore records no compensation expense. ALZA records compensation expense for all restricted stock grants equal to the difference between the market price on the date of grant and the price paid for the shares issued, on a straight-line basis between the date of grant and the lapse of the restriction.

Page 42 of paper format annual report

     In March 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation--An Interpretation of Accounting Principles Board (APB) Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25. FIN 44 was effective July 1, 2000. The adoption of FIN 44 did not have a material effect on ALZA's financial position or results of operations.

Inventories

     Raw materials, work in process and finished goods inventories are stated at the lower of standard cost (which approximates actual costs on a first-in, first-out cost method) or market value.

Inventories at December 31, consist of the following:

(In millions)                         2000           1999
_____________________________________________________________
Raw materials                       $  15.9            $26.0
Work in process                        21.8             10.4
Finished goods                         27.3             32.6
                                    ________          _______
     Total inventories              $  65.0            $69.0



Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Depreciation and amortization are generally computed on the straight-line method, over estimated useful lives, as follows:

Classification                Estimated Useful Life
___________________________________________________________________
Buildings                     30 to 40 years
Leasehold improvements        Terms of the leases or useful life (1
                              to 33 years)
Equipment                     3 to 9 years
Prepaid land leases           Terms of the leases (14 to 57 years)

     Depreciation and amortization expense for property, plant and equipment was $36.9 million for 2000, $29.7 million for 1999 and $27.2 million for 1998. Prepaid land leases represent ALZA's total cost, paid in advance, of leasehold rights to land upon which certain of ALZA's buildings in Palo Alto, California are situated. Included in construction in progress at December 31, 2000 and 1999 are payments made in connection with facilities being constructed or modified, and the construction and installation of equipment in Palo Alto, Mountain View and Menlo Park, California (primarily research and development) and Vacaville, California (primarily commercial manufacturing).

Deferred Product Acquisition Costs and Acquisition of In-process
Research and Development

     Initial payments and distribution fees for the acquisition of products that, at the time of acquisition by ALZA, are already marketed or are approved by the FDA for marketing (or for which such approval is imminent) are capitalized and amortized ratably over the estimated life cycle of the products, which range from 10 to 20 years. At the time of acquisition, the product life cycle is estimated by ALZA based upon the term of the agreement, the patent life of the product and, for products that are no longer covered by patents, the product's historical profitability trend since it has been off-patent and management's assessment of future sales and profitability of the product. This estimate is assessed regularly during the amortization period and the asset value or useful life would be adjusted when appropriate. Accumulated amortization of these costs was $70.6 million, $46.2 million and $21.9 million at December 31, 2000, 1999 and 1998, respectively.

     Payments for rights to products acquired by ALZA when they are in development and not yet approved by the FDA (and which have no alternative future use) are recognized as charges to acquisition of in-process research and development. Charges to in-process research and development were $12.4 million in 2000. There were no such charges recorded in 1999 and 1998.

Long-Lived Assets

     ALZA periodically evaluates the carrying value of its long-lived assets. ALZA records impairment losses on long-lived assets used in operations when events and circumstances indicate that assets may be impaired and the undiscounted cash flows estimated to be generated by the assets are less than the carrying amount of those assets. In 1999, ALZA wrote down approximately $11.1 million in fixed assets, $9.6 million of which related to a write-down of assets relating to the SEQUUS merger and is included in the merger-related costs. There were no such write-downs in 2000 or 1998.

Accrued Liabilities

Accrued liabilities as of December 31, are as follows:

(In millions)                         2000           1999
_________________________________________________________
Accrued compensation                $  41.3       $  32.0
Accrued income taxes                    7.5           4.4
Other accrued liabilities              14.4          15.1
_________________________________________________________
     Total accrued liabilities      $  63.2       $  51.5

Page 43 of paper format annual report

Advertising Costs

     Advertising costs are accounted for as expenses in the period in which they are incurred. Advertising expense for 2000, 1999 and 1998 was $47.3 million, $40.5 million and $16.3 million, respectively.

Supplemental Disclosures of Cash Flow Information
(In millions)

Cash paid during the year for:
                                    2000      1999      1998
_____________________________________________________________
Income taxes                      $ 23.7    $ 53.0    $ 34.2
Interest, net of amount capitalized 24.1      31.1      29.8

Non cash investing and financing activities:

                                    2000      1999      1998
_____________________________________________________________
Net unrealized gains (losses)
 on available-for-sale
 securities, net of tax effect     $12.2     $ 7.8     $(5.8)
Acquisition of building in lieu of
 repayment of note receivable          -         -      17.5
Accrued product and license
 acquisition costs                  11.8      13.5      20.0
Conversion of 5% and 5 1/4%
 Debentures into ALZA common stock 504.0       6.0       1.4
Investment in low-income housing
 in exchange for long term debt     23.0       7.0      23.6


Comprehensive Income

     Total comprehensive income includes net income plus other comprehensive income, which for ALZA primarily comprises net unrealized gains or losses on available-for-sale securities. The following table shows the tax effect allocated to each component of comprehensive income for the years ended December 31, 2000, 1999 and 1998:

                                  Before-Tax  Tax(Expense)  Net-of-Tax
(In millions)                        Amount    or Benefit     Amount
______________________________________________________________________
Unrealized losses on available-
 for-sale securities                $ (8.3)     $  3.5        $(4.8)
Less:  reclassification adjustment
 for gains realized in net income      1.5        (0.5)         1.0
______________________________________________________________________
Net unrealized loss for the year
 ended December 31, 1998            $ (9.8)     $  4.0        $(5.8)

Unrealized gains on available-
 for-sale securities                $ 22.3      $ (8.2)       $14.1
Less:  reclassification adjustment
 for gains realized in net income      9.3        (3.0)         6.3
______________________________________________________________________
Net unrealized gains for the year
 ended December 31, 1999            $ 13.0      $ (5.2)       $ 7.8

Unrealized gains on available-
 for-sale securities                $ 33.6      $(15.0)       $18.6
Less:  reclassification adjustment
 for gains realized in net income      9.1        (2.7)         6.4
______________________________________________________________________
Net unrealized gains for the year
 ended December 31, 2000            $ 24.5      $(12.3)       $12.2

Reclassifications

     Certain prior year amounts have been reclassified to conform to the current presentation. These reclassifications had no impact on previously reported results of operations or stockholders' equity.

New Accounting Standards

     In July 1999, FASB announced the delay of the effective date of Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") for one year, to the first quarter of 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether

Page 44 of paper format annual report

it qualifies for hedge accounting under SFAS 133. The impact of SFAS 133 on ALZA's financial position and results of operations is not expected to be material.



Note 2. INVESTMENTS

     ALZA has classified its entire investment portfolio as available-for-sale. Investments in the available-for-sale category are carried at fair value based on quoted market values, with unrealized gains and losses recorded as a separate component of stockholders' equity. At December 31, 2000, net unrealized gains on available-for-sale securities were $9.3 million, net of $10.2 million tax effect. At December 31, 1999, net unrealized losses on available-for-sale securities were $3.4 million, net of $2.0 million tax effect. The cost of securities when sold is based upon specific identification. Realized gains and losses for the year ended December 31, 2000 were $9.8 million and $1.0 million, respectively. Realized gains and losses for the year ended December 31, 1999 were $10.0 million and $0.4 million, respectively. Realized gains and losses for the year ended
December 31, 1998 were $1.7 million and $0.2 million, respectively.

The following is a summary of ALZA's investment portfolio (in millions):

                                       December 31, 2000
_______________________________________________________________________
			                                            Estimated
                            Amortized  Unrealized  Unrealized   Fair
                               Cost      Gains       Losses     Value
U.S. Treasury securities
 and obligations of
 U.S. government
 agencies                      $79.7      $0.7       $(0.2)      $ 80.2

Collateralized mortgage
 obligations and asset
 backed securities              63.2       0.2        (0.2)        63.2

Corporate debt securities    1,104.0       1.5        (0.5)     1,105.0
_______________________________________________________________________
Total debt securities        1,246.9       2.4        (0.9)     1,248.4
Investments held in trust      104.8       2.4         -          107.2
Marketable equity securities    12.8      18.0        (2.4)        28.4
_______________________________________________________________________
Total available for sale     1,364.5      22.8        (3.3)     1,384.0

Less cash equivalents         (817.6)      -           -         (817.6)
_______________________________________________________________________
Total investments             $546.9     $22.8       $(3.3)      $566.4


                                       December 31, 1999
_______________________________________________________________________
			                                            Estimated
                            Amortized  Unrealized  Unrealized   Fair
                               Cost      Gains       Losses     Value
U.S. Treasury securities
 and obligations of
 U.S. government
 agencies                      $87.9      $-         $(1.4)      $ 86.5

Collateralized mortgage
 obligations and asset
 backed securities              51.7       -          (1.1)        50.6

Corporate debt securities      300.4       -          (2.4)       298.0
_______________________________________________________________________
Total debt securities          440.0       -          (4.9)       435.1
Investments held in trust      113.8       -           -          113.8
Marketable equity securities     2.7       0.2        (0.7)         2.2
_______________________________________________________________________
Total available for sale       556.5       0.2        (5.6)       551.1

Less cash equivalents         (118.5)      -           -         (118.5)
_______________________________________________________________________
Total investments             $438.0     $ 0.2       $(5.6)      $432.6

     A grantor trust was established to fund ALZA's obligation to certain of its senior employees for benefits provided by the Executive Estate Protection Plan ("EEPP"), as discussed in Note 5. As a result of the then-pending merger, the trust was fully funded in October 1999. The trust funds were invested in accordance with investment guidelines established by ALZA and, as a result of the termination of the merger agreement with Abbott, ALZA may withdraw its investments from the trust at any time upon notification to the trustee. At December 31, 2000, the trust's investments included United States Treasury and agency securities of $73.4 million, corporate notes and bonds of $17.8 million, and institutional money market funds of $16.0 million, with maturities ranging from one day through nine years.

Page 45 of paper format annual report

     The amortized cost and estimated fair value of marketable debt securities at December 31, 2000 and 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay certain of the obligations without prepayment penalties.

(In millions)
                                 2000                1999
                                    Estimated            Estimated
                          Amortized    Fair    Amortized    Fair
                            Cost       Value     Cost       Value
___________________________________________________________________
Due in one year or less   $ 994.6    $ 994.4   $ 217.8   $ 217.6
Due after one year
  through four years        314.9      317.6     288.9     284.5
Due after four years
  through nine years         42.2       43.6      47.1      46.8
___________________________________________________________________
     Total               $1,351.7   $1,355.6   $ 553.8   $ 548.9


NOTE 3. PER SHARE INFORMATION

     Basic earnings per share is calculated by dividing net income by the weighted average common shares outstanding for the period. Diluted earnings per share is calculated by dividing net income, as adjusted, by the weighted average common shares outstanding for the period plus the dilutive effect of stock options, warrants and convertible securities.

     The following table sets forth the computation of ALZA's basic and diluted earnings per share:

(In millions, except per share amounts)     2000     1999      1998
____________________________________________________________________
NUMERATOR:
 Net income                               $223.3   $ 91.0    $108.3
 Net interest expense
  on convertible debt                       31.8      -         -
____________________________________________________________________
 Adjusted net income                      $255.1   $ 91.0    $108.3

DENOMINATOR:
Basic
 Weighted average shares                   217.2    202.1     198.0
Diluted
 Weighted average shares                   217.5    202.6     198.4
 Effect of dilutive securities:
  Employee stock options                     5.1      4.3       4.6
  5% Debentures                             16.2      -         -
  5 1/4% Debentures                         24.4      -         -
  3% Debentures                              6.7      -         -
____________________________________________________________________
 Weighted average shares                   269.9    206.9     203.0

Basic earnings per share                 $  1.03   $ 0.45    $ 0.55
Diluted earnings per share               $  0.95   $ 0.44    $ 0.53

     Outstanding options to purchase 0.6 million shares of ALZA's common stock were excluded from the earnings per share calculation for the year ended December 31, 2000, compared to outstanding options and warrants to purchase 6.0 million and 2.6 million shares of ALZA's common stock for the year ended December 31, 1999 and 1998, respectively. These options and warrants were excluded because their exercise price was greater than the average market price of ALZA's common stock. Assumed conversions of ALZA's 5% Debentures and the 5 1/4% zero coupon convertible subordinated debentures due 2014 ("5 1/4% Debentures") were not included in the diluted earnings per share calculation for the year ended December 31, 1999 and 1998, as their inclusion would have been anti-dilutive.

Page 46 of paper format annual report

NOTE 4: ACQUISITIONS OF PRODUCT RIGHTS AND DEVELOPMENT AND OPTION
 AGREEMENTS

Product Acquisitions

     In late 1995, ALZA entered into a marketing and distribution agreement with U.S. Biosciences ("USB"), now MedImmune, for Ethyol. Under the terms of the agreement, ALZA has exclusive rights to market the product in the United States for five years after its launch in April 1996 (with an option to extend for one additional year), and is responsible for sales and marketing; the MedImmune sales force co-promotes the product with ALZA. In 2000, ALZA exercised the option to extend the agreement for an additional year. After the six-year period, marketing rights to Ethyol will revert to MedImmune, and ALZA will receive payments from MedImmune for nine years based on continued sales of the product. ALZA capitalized approximately $13.3 million of upfront payments related to this agreement. ALZA paid $10.0 million and $5.0 million in distribution fees in 1997 and 1998, respectively, based on USB clinical activities relating to Ethyol. These amounts were all capitalized. ALZA will owe additional fees to MedImmune in 2001 as a result of the one year extension.

     In July 1997, ALZA acquired exclusive rights to Mycelex Troche in the United States from Bayer. Under the terms of the agreement, ALZA made a $50.0 million upfront payment to Bayer, which was capitalized. In 1999, ALZA made a milestone payment of $15.0 million to Bayer for reaching certain sales levels, which was also capitalized. Bayer also receives royalty payments from ALZA based upon sales of Mycelex Troche. Bayer manufactures Mycelex Troche for ALZA.

     In October 1997, ALZA acquired the exclusive rights in the United States and Canada to Elmiron and three additional urology products, BiCitra-registered trademark- , PolyCitra-registered trademark- and Neutra-Phos-registered trademark- , from IVAX. Under the terms of the agreement, ALZA paid a $75.0 million upfront fee to IVAX, which was capitalized, and must pay additional fees if specified Elmiron sales levels are achieved during the five years ending October 2002. ALZA incurred additional milestone fees of $4.3 million, $8.5 million, and $8.5 million in 2000, 1999 and 1998 based upon Elmiron sales, which were also capitalized. ALZA may owe additional fees if Elmiron reaches certain sales levels in 2001. IVAX also receives royalty payments from ALZA on sales of Elmiron and the other three urology products. IVAX manufactures Elmiron for ALZA.

     In October 1997, ALZA acquired the rights in the United States to the immediate-release Ditropan product and trademark from Hoechst Marion Roussel, Inc. ("HMRI"), now Aventis. ALZA also acquired the rights to the product in Canada in April 1998 from HMRI and Procter & Gamble Pharmaceuticals, Inc. ("P&G"). Under the terms of the agreements, ALZA made upfront payments to HMRI and P&G, which were capitalized, and incurred additional fees of $12.5 million in 1998 to HMRI based upon Ditropan sales levels in the United States, which were capitalized. Aventis manufactures the product for ALZA. ALZA has the right to market other products in the United States and Canada under the Ditropan trademark, and Aventis receives royalty payments from ALZA as a result, based upon sales of Ditropan XL.

     In November 1998, ALZA acquired the exclusive marketing and distribution rights in the United States to Urispas from SmithKline Beecham ("SB"), now GlaxoSmithKline. Under the terms of the agreement, ALZA paid a $25.0 million upfront fee to SB, which was capitalized. ALZA incurred additional milestone payments of $5.0 million in 1999 for the filing of a supplemental New Drug Application by SB and $10.0 million in 2000 for the approval by the FDA and reaching certain sales level, which were also capitalized. SB manufactures the product for ALZA.


Development and Option Agreements

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

   In November 2000, ALZA and CKD entered into an exclusive agreement to develop and commercialize CKD-602, an anti-cancer drug, formulated in ALZA's STEALTH-registered trademark- liposomal drug delivery technology. ALZA has worldwide rights to commercialize the product, except in Korea, where CKD will have commercialization rights. The payment made to CKD was charged to acquisition of in-process research and development.

   For certain arrangements described above, the amounts paid by ALZA were charged to acquisition of in-process research and development because the products were under development and had not yet been approved by the FDA, and the products had no alternative future use.

Page 47 of paper format annual report

NOTE 5: DEBT OBLIGATIONS AND OTHER LONG-TERM LIABILITIES

     On July 28, 2000, ALZA completed a private offering of the 3% Debentures, which were issued at a price of $551.26 per $1,000 principal amount at maturity. At December 31, 2000, the outstanding 3% Debentures had a total principal amount at maturity of $1.09 billion with a yield to maturity of 3% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. The offering resulted in approximately $587.4 million of net proceeds to ALZA. The 3% Debentures are convertible, at the option of the holder, at any time prior to maturity, unless previously redeemed or repurchased, into 14.027 shares of ALZA common stock per $1,000 principal amount at maturity, at a conversion price of $39.30 per share, subject to certain anti-dilution adjustments. At the option of the holder, the 3% Debentures may be repurchased by ALZA on July 28, 2003, 2008 or 2013, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. ALZA, at its option, may elect to deliver either ALZA common stock or cash, or a combination of stock and cash, in the event of repurchase of the 3% Debentures. ALZA, at its option, may also redeem any or all of the 3% Debentures after July 28, 2003 at the issue price plus accreted original issue discount. Unamortized costs related to the issuance of the 3% Debentures were $13.2 million at December 31, 2000 and are included in other assets. At December 31, 2000, the fair value based on quoted market value of the 3% Debentures was $759.8
million.   As of December 31, 2000, 15.3 million shares were
available for issuance for conversion of the 3% Debentures.

     In 1996, ALZA issued $500 million of the 5% Debentures.  Each
5% Debenture is convertible, at the option of the holder, into shares of ALZA common stock at an initial conversion price of $19.09 per share, subject to certain anti-dilution adjustments.
On July 19, 2000, ALZA called for the redemption of its outstanding 5% Debentures. Substantially all holders of the outstanding
5% Debentures elected to convert their debentures into shares of ALZA common stock at the conversion price of $19.09 per share, or approximately 52.36 shares per $1,000 principal amount of debentures. The aggregate number of shares issued from conversion of the 5% Debentures into ALZA common stock was 26.2 million. The amount paid to redeem the remaining 5% Debentures was not significant.

     In 1994, ALZA issued the 5 1/4% Debentures at a price of $354.71 per $1,000 principal amount at maturity. At December 31, 2000, the outstanding 5 1/4% Debentures had a total principal amount at maturity of $935.9 million, with a yield to maturity of 5 1/4% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. At the option of the holder, each 5 1/4% Debenture is convertible into 25.974 shares of common stock. At the option of the holder, the 5 1/4% Debentures will be purchased by ALZA on July 14, 2004 or July 14, 2009, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. ALZA, at its option, may elect to deliver either common stock or cash in the event of conversion or purchase of the 5 1/4% Debentures. ALZA, at its option, may also redeem any or all of the 5 1/4% Debentures for cash after
July 14, 1999 at a redemption price equal to the issue price plus accreted original issue discount. Unamortized costs related to the issuance of the 5 1/4% Debentures were $6.2 million and $6.6 million at December 31, 2000 and 1999. At December 31, 2000 and 1999, the fair value based on quoted market value of the 5 1/4% Debentures was $1,038.3 million and $472.5 million, respectively. As of December 31, 2000, 24.4 million shares were available for issuance for conversion of the 5 1/4% Debentures.

Other Long-term Liabilities

ALZA's other long-term liabilities as of December 31, were as follows:

(In millions)                             2000           1999
______________________________________________________________
Long-term debt                         $  53.1         $ 39.8
Deferred compensation                     51.2           44.9
Deferred revenue                          30.1            1.1
Other                                      0.7            0.8
______________________________________________________________
   Total other long-term liabilities   $ 135.1         $ 86.6

     At December 31, 2000 and 1999, long-term debt primarily consists of notes representing the required future payments under investments of $73.5 million and $55.0 million, respectively, in low income housing partnerships (included in other assets). The aggregate annual maturities of long-term debt, including the current portion, at December 31, 2000 were $9.8 million in 2001, $9.7 million in 2002, $9.0 million in 2003, $8.4 million in 2004 and $26.0 million in later years.

Page 48 of paper format annual report

     ALZA has deferred compensation arrangements under which selected employees may defer a portion of their salaries and bonuses. ALZA has purchased life insurance policies that it intends to use to partially finance amounts to be paid in the future to participants, based on their deferred salary amounts plus interest. In addition, certain senior employees participate in ALZA's EEPP, under which ALZA pays certain life insurance premiums in exchange for a one-time waiver by the participants of certain deferred compensation benefits. Under the policies ALZA is entitled to receive, at a future date, an amount equal to all premiums paid plus ALZA's cost of funds. The total costs of the life insurance premiums that ALZA is committed to under the EEPP plan is $110.1 million. The cash surrender value of ALZA-owned policies related to the deferred compensation arrangements and the premiums paid under policies for the EEPP totaled $201.9 million and $148.4 million at December 31, 2000 and 1999, respectively.




NOTE 6: CAPITAL STOCK

     ALZA is authorized to issue 100,000 shares of preferred stock, $0.01 par value, none of which was outstanding at December 31, 2000 or 1999. The Board of Directors may determine the rights, preferences and privileges of any preferred stock issued in the future.

     On December 20, 1999, ALZA's Board of Directors adopted a Stockholder's Rights Plan under which preferred stock purchase rights (the "rights") were distributed to stockholders of record on January 5, 2000 at the rate of one right for each share of common stock held. The rights become exercisable only upon the occurrence of certain events related to changes in ownership of ALZA's common stock. Once exercisable, each right entitles the holder to purchase, at a price of $200, one one-ten thousandth of a share of Series RP Preferred Stock. ALZA has initially reserved 30,000 shares of preferred stock pursuant to the exercise of the rights. The rights expire on December 17, 2009.


NOTE 7: ARRANGEMENTS WITH CRESCENDO PHARMACEUTICALS CORPORATION
(RELATED PARTY)

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

    On November 13, 2000, ALZA acquired all of the Class A Common Stock (the "Stock") of Crescendo for a cash payment of $100.0 million. ALZA exercised its option to acquire the Crescendo Stock pursuant to the terms of the purchase option set forth in Crescendo's Restated Certificate of Incorporation. ALZA funded the acquisition through available working capital. The transaction was accounted for as a purchase, and, accordingly, the purchase price was allocated to cash and investments, a deferred tax asset, developed products costs and acquired in-process research and development ("IPR&D"). Cash and investments ($16.8 million) were valued at their fair market values at the closing date. The valuation of the deferred tax asset ($28.1 million) represented estimated future tax savings that ALZA will likely receive as a result of the Crescendo acquisition. Using a risk adjusted present value calculation (at a discount rate of 20%) of the future royalties ALZA would have paid for products Crescendo has developed and is in the process of developing, the remaining purchase price was allocated to developed products as deferred product acquisition costs ($45.7 million) and IPR&D ($9.4 million).

    The following pro forma data reflects the business combination between ALZA and Crescendo as if it had occurred at the beginning of the periods presented.

Year ended December 31,
(in millions, except per share amounts)     2000        1999
______________________________________________________________
Total revenues                           $ 915.9     $ 698.2
Net income                                 128.2        36.5
Basic earnings per share                    0.59        0.18
Diluted earnings per share                  0.58        0.18

    At December 31, 2000, Crescendo became a wholly owned subsidiary of ALZA. Royalties that would otherwise have been paid by ALZA to Crescendo on net sales of products licensed from Crescendo are no longer payable. Following ALZA's exercise of its purchase option, there are no longer research and development revenues from Crescendo.

    In connection with the formation of Crescendo, ALZA and Crescendo entered into a number of agreements. Crescendo and ALZA entered into a Development Agreement for the selection and development of human pharmaceutical products. Under the agreement, Crescendo funded the development of products recommended by ALZA for development and accepted by Crescendo. The development of certain specified products was funded by Crescendo beginning in 1997. Product development revenues from Crescendo for 2000, 1999 and 1998 were $68.3 million, $90.5 million and $95.0 million, respectively.

Page 49 of paper format annual report

     Under a Technology License Agreement between ALZA and Crescendo, ALZA granted to Crescendo a worldwide license to use ALZA technology solely to select and develop Crescendo products, and to conduct related activities, and to commercialize such products. In exchange for the license to use existing ALZA technology relating to seven products initially under development by Crescendo and ALZA, Crescendo paid a technology fee to ALZA. ALZA recorded technology fee revenue from Crescendo of $2.7 million, $6.7 million and $10.7 million for 2000, 1999 and 1998, respectively.

     ALZA had an option to acquire an exclusive, royalty-bearing license to each product developed by Crescendo under the Development Agreement, which was exercisable on a product-by-product, country-by-country, basis. In December 1998, ALZA exercised its option to obtain a worldwide license to OROS oxybutynin (marketed in the United States as Ditropan XL). In consideration of the grant of the license, ALZA paid Crescendo 2.5% of net sales of the product in 1999 and 3% of net sales prior to the purchase option exercise in 2000.

     In March 2000, the FDA approved Viadur for marketing in the United States. The product is the first FDA-approved product to incorporate ALZA's DUROS implant technology. Also in March 2000, ALZA exercised its option to obtain a worldwide license to the product from Crescendo.

     On August 1, 2000, the FDA approved OROS methylphenidate (Concerta extended-release tablets (CII)) for marketing in the United States. Also on August 1, 2000, ALZA exercised its option to obtain a worldwide license to the product from Crescendo and launched the product in the United States. No royalties were payable under this license prior to the time Crescendo became a wholly owned subsidiary of ALZA.



NOTE 8:  EMPLOYEE COMPENSATION AND BENEFIT PROGRAMS

Bonuses and Awards

     ALZA has a company-wide bonus program under which substantially all regular employees are eligible to receive a bonus. The annual bonus pool, if any, is determined by ALZA's Compensation Committee, at its discretion, based on ALZA's performance during the year. Bonus expenses under this program for 2000, 1999 and 1998 were $17.3 million, $11.7 million and $10.9 million, respectively.

Defined Contribution Plan

     ALZA has a company-funded, defined contribution retirement plan for substantially all its employees. This plan provides for an annual basic contribution and allows for additional discretionary contributions on a year-by-year basis. Such contributions are allocated to participants based on the participants' salaries and ages. For 2000, 1999 and 1998, the total expense for such contributions to this plan was $4.8 million, $5.2 million and $3.6 million, respectively. A supplemental plan for executives provides for contributions in excess of those made to the above plan. ALZA recognized expense of $0.5 million, $0.3 million and $0.3 million related to this supplemental plan in 2000, 1999 and 1998, respectively.

Employee Savings Plan

     ALZA has an employee savings plan that permits participants to make contributions by salary reductions pursuant to section 401(k) of the Internal Revenue Code. ALZA makes small contributions and matches contributions up to a specified amount per participant. In 2000, 1999, and 1998, ALZA's contributions to the plan were $3.2 million, $3.1 million and $1.8 million, respectively.

Stock Plan

     ALZA has stock plans whereby incentive stock options to purchase shares of ALZA common stock at not less than the fair market value of the stock at the date of the grant may be granted to employees; nonstatutory stock options to purchase shares of ALZA common stock at not less than 85% of the fair market value of the stock at the date of grant may be granted to employees, directors and consultants; and restricted stock may be issued. Options typically vest one to three years from date of grant and generally expire ten years after the date of grant. A total of 28.4 million shares of ALZA's common stock have been reserved for issuance under its stock plans. At December 31, 2000 and 1999, shares available for grant under ALZA's stock plans were 10.7 million and 4.0 million, respectively. To date, all options granted have had exercise prices equal to the fair market value of common stock on the date of grant.

     In 2000, 1999 and 1998, a total of 291,280, 121,544 and
521,546 shares of restricted stock were issued, respectively, to a limited number of employees at a price of $0.005 per share, the par value of the common stock. Restrictions on the 2000, 1999 and 1998 issuances of restricted shares lapse in 2004, 2003 and 2002, respectively, or upon change of control of ALZA. All shares for which restrictions have not yet lapsed are subject to forfeiture in the event of termination of the holder's employment with ALZA.
ALZA records as an expense, all restricted stock grants for the difference between the market price on the date of grant and the par value on a straight line basis over the vesting period. Compensation expense recorded for the restricted stock option grants for December 31, 2000, 1999, and 1998 was $3.3 million, $3.3 million and
$1.1 million.

Page 50 of paper format annual report

     A summary of ALZA's stock option activity, and related information for 2000, 1999 and 1998 follows, which includes SEQUUS options for all periods presented:

                       2000                1999              1998
                         Weighted            Weighted          Weighted
                         Average              Average           Average
                 Options Exercise  Options   Exercise Options  Exercise
            (in millions) Price (in millions) Price (in millions) Price
_______________________________________________________________________
Outstanding-
 beginning
 of year          20.8   $16           17.4   $  13     15.4    $ 13
Granted            4.8    33            7.6      17      5.4      21
Exercised         (6.4)   14           (3.0)     10     (3.0)     12
Forfeited         (1.6)   18           (1.2)     17     (0.4)     17
	              	 	_____			             _____		          _____
Outstanding-
 end of year      17.6    21           20.8      16     17.4      15

Exercisable-
 end of year       6.5    14            9.0      13      8.0      12

Weighted-average
 fair value of
 options granted      $11.44                $5.50            $6.99


     The following is a summary of ALZA's combined options outstanding and options exercisable at December 31, 2000:

             OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                             Weighted-
			 		Average
                   Number    Remaining   Weighted    Number   Weighted-
Range of        Outstanding  Contractual  Average  Exercisable  Average
Excecise        at 12/31/00     life     Exercise at 12/31/00  Exercise
Prices         (in millions) (in years)     Price (in millions)  Price
________________________________________________________________________
$ 6.25-13.86          3.3         4.1       $ 11         3.2     $ 11
 14.22-18.00          4.8         8.1         15         2.0       15
 18.02-23.34          5.7         8.1         21         1.2       21
 23.44-43.06          3.8         9.6         35         0.1       25
________________________________________________________________________
                     17.6         7.7         21         6.5       14

     Financial Accounting Standards Board SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") prescribes a fair value method of accounting for employee stock options. SFAS 123 gives companies a choice of recognizing related compensation expense by adopting the fair value method or continuing to measure compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). ALZA has elected to continue to follow APB 25 in accounting for its employee stock options and employee stock purchase plan (discussed below).

     Had compensation expense for ALZA's stock options and shares issued under the stock purchase plans been determined using the fair value method in accordance with SFAS 123, ALZA's pro forma net income and earnings per share would have been as follows:

(In millions, except per share amounts)        2000    1999    1998
___________________________________________________________________
Net income
 As reported                                $ 223.3 $  91.0 $ 108.3
 Pro forma                                    202.7    67.0    88.4
Earnings per share (basic)
 As reported                                $  1.03 $  0.45 $  0.55
 Pro forma                                     0.93    0.33    0.45
Earnings per share (diluted)
 As reported                                $  0.95 $  0.44 $  0.53
 Pro forma                                     0.87    0.33    0.44

     The fair value for options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                               2000          1999           1998
____________________________________________________________________
Risk-free interest rate    5.2% to 6.7%  5.0% to 6.3%   5.5% to 6.2%
Expected dividend yield         0%            0%              0%
Expected volatility            33%           31%             30%
Expected life (in years)    2.54-5.54     2.32-4.36       2.25-3.8

     Changes in the assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of ALZA's employee stock options or shares issued under the employee stock purchase plans.

Employee Stock Purchase Plan

     ALZA has an employee stock purchase plan in which essentially all ALZA employees may participate and purchase stock at 85% of its fair market value at certain specified dates. Employee contributions are limited to 15% of compensation. In 2000, 1999 and 1998 total shares of ALZA common stock purchased by the participants under the terms of the plan were 0.6 million, 0.6 million and 0.4 million, respectively. Since adoption of the plan in 1984, 4.9 million shares have been issued under the plan and 3.1 million shares are available for issuance. The fair value of the employees' purchase rights was estimated using the Black-Scholes option

Page 51 of paper format annual report

pricing model with the following weighted average assumptions for 2000, 1999, and 1998: risk free interest rates of 6.2%, 5.4% and 5.3%, respectively; dividend yields of zero; an expected volatility factor of the market price of ALZA's common stock of 31%; and an expected life of six months. The weighted-average fair value for rights issued under the employee stock purchase plan for 2000, 1999 and 1998 was $7.62, $5.38 and $4.13, respectively.


NOTE 9:  INCOME TAXES

The provision for income taxes is as follows:



(In millions)                      2000       1999        1998
________________________________________________________________
Federal
 Current                          $ 42.3      $29.1       $49.8
 Deferred                          (33.3)       1.8        (0.7)
________________________________________________________________
                                     9.0       30.9        49.1
State
 Current                            16.7       11.1        11.1
 Deferred                            0.3       (0.3)       (2.3)
________________________________________________________________
                                    17.0       10.8         8.8
________________________________________________________________
Provision for income taxes        $ 26.0     $ 41.7      $ 57.9

     Tax savings associated with employee stock option transactions reduced current income taxes payable by $40.9 million, $10.7 million and $9.7 million for 2000, 1999 and 1998, respectively. These amounts were credited to stockholders' equity.

     The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the differences are as follows:

(In millions)                       2000       1999       1998
________________________________________________________________
Expected federal tax at 35%      $  89.9      $ 46.5     $ 58.3
State income taxes, net of
 federal benefit                    11.1         7.0        5.7
Investment and research
 tax credits                       (10.0)       (8.8)      (7.5)
Non-deductible merger costs
  and purchased research costs       3.3         4.6        -
Recognition of previously
  reserved deferred tax assets     (66.9)       (8.8)       -
Other                               (1.4)        1.2        1.4
________________________________________________________________
Provision for income taxes       $  26.0      $ 41.7     $ 57.9

   Temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 2000 and 1999 are as follows:

(In millions)                             2000       1999
___________________________________________________________
Deferred tax assets:
  Capitalized intangibles               $ 160.3     $122.4
  Net operating loss and credit
     carryforwards                         40.6       49.5
  Compensation                             26.1       22.6
  Deferred revenue                         10.2        -
  Unrealized losses on
     available-for-sale securities          -          2.0
  Inventories                               4.5        4.4
  Investments                               4.0        3.9
  Allowances for accounts receivable
     and other accounts                    16.0        8.8
  State income taxes                        4.1        4.0
  Other                                     4.1        8.1
___________________________________________________________
     Total deferred tax assets            269.9      225.7
  Less valuation allowance                (98.9)    (104.2)
___________________________________________________________
                                          171.0      121.5
Deferred tax liabilities:
  Property, plant and equipment            37.1       38.6
  Unrealized gains on
     available-for-sale securities         10.2        -
  Other                                    12.6        8.7
     Total deferred tax liabilities        59.9       47.3
___________________________________________________________
Net deferred tax assets                 $ 111.1     $ 74.2

     In 1999, certain deferred tax assets were reflected on a net basis in the above schedule. The 1999 presentation has been revised to be consistent with gross basis presentation in 2000. The net operating losses and credit carryfowards expire beginning in 2009.

     ALZA recorded a tax benefit in the fourth quarter of 2000 of $56.5 million reflecting a change in the estimated amount of realizable deferred tax assets. This change increased net income by $56.5 million, or $0.21 per diluted share. The revised estimate was the result of the favorable resolution of uncertainties regarding the deductibility of certain amounts and revised estimates of amounts realizable in future periods. The deferred tax asset valuation allowance at December 31, 2000 relates primarily to capitalized intangibles and net operating loss carryforwards of acquired companies which management believes are not realizable in the near future due to "change of ownership" tax limitation.

Page 52 of paper format annual report

NOTE 10:  COMMITMENTS AND CONTINGENCIES

Commitments

     ALZA leases certain buildings and equipment under operating leases, the terms of which range from one to 31 years. Rent expense under these leases for 2000, 1999 and 1998 was $13.2 million, $11.9 million and
$5.3 million, respectively.

     In late 1997, ALZA acquired a 50% interest in P/A Charleston Road, LLC, a real estate joint venture for the development of a 13-acre parcel of land in Mountain View, California, which is being accounted for under the equity method. ALZA invested $36.2 million in the joint venture, which was applied to the construction of buildings on the parcel. This amount has been included in other assets. ALZA is also obligated to make improvements to the buildings, which are being recorded and depreciated on ALZA's financial statements; approximately $127.5 million had been spent as of December 31, 2000. The joint venture began leasing the buildings to ALZA in the second half of 1999. The leases provide for an initial term of 15 years with scheduled annual rent increases, followed by two 10-year extension periods with rent increases based upon the Consumer Price Index. ALZA recognizes 50%
of the joint venture's net income.   For 2000 and 1999, ALZA
recorded $4.4 million and $2.1 million of income related to the joint venture, respectively, which were offset against rental expense.

     During 1999, ALZA sold five buildings located in Palo Alto, California, resulting in a total pretax gain of $12.4 million. ALZA leased these buildings through December 1999, when it completed occupancy of its new buildings in Mountain View, California. ALZA is also leasing or subleasing out certain other Palo Alto, Menlo Park and Mountain View, California properties, it owns or leases, which will continue to generate rental income in 2001 and beyond. Leasing or subleasing income for the year ended December 31, 2000 was $10.4 million.

     In late 1997, ALZA entered into a ground lease agreement for a seven-acre parcel of land in Mountain View, California on which it plans to construct a pilot plant, laboratories or other technical facilities. The term of the ground lease is approximately 33 years and includes options for ALZA to purchase, or to be required to purchase, the property. Ground lease payments are approximately $140,000 per month. ALZA has exercised its option to acquire the property and the purchase is expected to close during 2001 at a price of approximately $17 million.

   Aggregate minimum lease commitments and sublease income under all non-cancelable operating lease arrangements as of December 31, 2000 were (in millions):
                            Lease      Sublease
                         Commitments    Income
                         _______________________
          2001            $ 13.3        $ 11.6
          2002              13.8          11.9
          2003              13.0           8.0
          2004              11.7          10.5
          2005              11.7           5.6
          Later years      129.6          16.2
                         _______________________
          Total           $193.1        $ 63.8

Contingencies

     Pharmaceutical companies are subject to product liability claims. Product liability suits have been filed against Janssen and ALZA from time to time relating to the Duragesic product. Janssen is managing the defense of these suits in consultation with ALZA under an agreement between the parties. Product liability suits have also been filed from time to time relating to other ALZA-developed products.

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


NOTE 11. ACQUISITION OF LIMITED PARTNERS' INTERESTS IN ALZA TTS
RESEARCH PARTNERS, LTD.

    On June 29, 1998, ADC, a wholly-owned subsidiary of ALZA, elected to exercise its option to acquire all of the outstanding limited partnership interests in the TTS Partnership, which was formed in 1982 to develop and commercialize products combining ALZA's proprietary transdermal drug delivery technology with certain generic compounds. The exercise price of $91.2 million was paid in cash to the limited partners on August 14, 1998. Prior to this transaction, ALZA had been paying the TTS Partnership four percent of net sales of Duragesic and Testoderm, two products developed by ALZA on behalf of the TTS Partnership. As a result of the exercise of the purchase option, ALZA has all rights to these products, and therefore retains all royalties paid by Janssen on sales of Duragesic, the full transfer price and royalties from sales of Testoderm outside the United States, and the full sales margin on Testoderm in the United States. The purchase price was

Page 53 of paper format annual report

recorded as deferred product and license acquisition cost and is being amortized over a period of 10 years beginning July 1, 1998.

     Additionally, as of September 1998 ALZA and Janssen entered into an agreement under which Janssen made a series of quarterly payments to ALZA over two years to help defray ALZA's substantial purchase price paid for the limited partnership interests in the TTS Partnership. In exchange, the royalty rate payable by Janssen to ALZA with respect to Duragesic was reduced by a portion of the rate that ALZA had previously paid to the TTS Partnership. The quarterly payments ended in the second quarter of 2000.

NOTE 12. ACQUISITION OF SEQUUS PHARMACEUTICALS, INC

     On March 16, 1999, ALZA completed a merger with SEQUUS by acquiring all of SEQUUS' outstanding stock in a tax-free, stock-for-stock transaction. SEQUUS stockholders received 0.8 shares of ALZA common stock for each share of SEQUUS common stock. ALZA issued
26.4 million shares in the merger. ALZA accounted for the transaction as a pooling of interests. Accordingly, ALZA's consolidated financial statements and all financial information have been retroactively restated for prior periods to reflect the combined operations, financial position and cash flows of both companies.

     The following table summarizes the separate and combined results of operations of ALZA and SEQUUS:

Year ended December 31, 1998
(In millions, except per share amounts)         POOLING
                               ALZA    SEQUUS  ADJUSTMENT  COMBINED
___________________________________________________________________
Revenues                    $  584.5  $ 62.4    $  -        $ 646.9
Net income (loss)              112.3    (6.7)      2.7(1)     108.3
Earnings (loss) per share
 Basic                         0.65    (0.10)                  0.55
 Diluted                       0.63    (0.10)                  0.53

(1)Represents a 40% tax benefit derived from SEQUUS' net loss.

     As a result of the SEQUUS acquisition, ALZA incurred merger-related costs that consisted of merger transaction costs, exit costs and employee severance costs. Merger transaction costs consisted primarily of fees for investment bankers, attorneys and accountants, filing fees, financial printing costs and other related charges. Exit costs include costs such as cancellation of lease agreements and the write-down of SEQUUS assets that will not be used in continuing operations. Employee severance costs relate to termination of about 100 employees working primarily in research and development and general administration departments. The following table shows the details of the accrual for merger-related costs for the year ended December 31, 2000:

                                    Merger-            Balance at
                                    related           December 31,
(In millions)                        costs    Utilized    2000
___________________________________________________________________

Merger transaction costs            $ 13.2    $ 13.2     $ -
Exit costs                            14.3      14.3       -
Employee severance                     5.1       5.1       -
                                  _______________________________
Total                               $ 32.6    $ 32.6     $ -
                                  ===============================

NOTE 13:  TERMINATED MERGER AGREEMENT WITH ABBOTT LABORATORIES

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

     As a result of the activities related to the terminated merger agreement, ALZA incurred $13.4 million in merger-related costs. These costs included merger transaction costs, which consisted primarily of fees for investment bankers, attorneys and accountants, filing fees, financial printing costs, as well as other merger-related costs. The following table shows the details of the accrual for merger-related costs for the year ended December 31, 2000:

                                    Merger-            Balance at
                                    related           December 31,
(In millions)                        costs    Utilized    2000
___________________________________________________________________

Transaction costs                    $ 9.8     $ 9.8     $ -
Other merger-related costs             3.6       3.6       -
                                  _______________________________
Total                               $ 13.4    $ 13.4     $ -
                                  ===============================


NOTE 14:  SEGMENT REPORTING

     ALZA has two operating segments: ALZA Pharmaceuticals, which includes sales of products directly to the pharmaceutical marketplace, research and development for products marketed by, and potential products to be marketed by, ALZA (including revenues

Page 54 of paper format annual report

and expenses relating to products under development with Crescendo) and certain co-promotion revenues for products co-promoted by ALZA; and ALZA Technologies, which includes research, development and manufacturing for pharmaceutical product development partners and ALZA Pharmaceuticals, and royalties and fees resulting from sales by ALZA's pharmaceutical product development partners of products developed under joint development and commercialization agreements. The "Other" category primarily comprises corporate general and administrative expenses, including finance, legal, human resources, commercial development, executive and other functions not directly attributable (or allocated) to the activities of the operating segments, as well as rental and service fee revenues.

     ALZA evaluates performance and allocates resources based on operating income or loss from operations (before allocation of certain general and administrative expenses, net interest expense, investment gains and losses and income taxes). ALZA does not assess segment performance or allocate resources based on a segment's total assets and therefore, ALZA's assets are not reported by segment. ALZA allocates certain long-lived assets to operating segments for purposes of allocating depreciation and amortization expense. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. ALZA accounts for intersegment sales based upon negotiated prices.

     ALZA's reportable segments are strategic units that distribute products to different types of customers and provide different types of services. They are managed differently because ALZA Pharmaceuticals' sales and marketing efforts are extensive and disparate from the revenue generation process resulting from arrangements with pharmaceutical product development partners. Additionally, ALZA Pharmaceuticals develops products for commercialization by ALZA, while ALZA Technologies develops products for commercialization by other companies and ALZA Pharmaceuticals.

     For the current year segment presentation, certain research and development expenses previously recorded in the ALZA Technologies segment and charged to ALZA Pharmaceuticals were moved to the ALZA Pharmaceuticals segment, as they were incurred directly by ALZA Pharmaceuticals departments. Under prior period's segment presentation, research and development expenses for ALZA Pharmaceuticals and ALZA Technologies would have been $110.1 million and $158.8 million, respectively.

     Certain prior year amounts have been reclassified to conform to the current segment presentation. These amounts relate to the cost of sales of in-licensed products marketed by ALZA
Pharmaceuticals, which under the current presentation are recorded in ALZA Technologies and sold to ALZA Pharmaceuticals at an intersegment transfer price.

     The following tables contain information about segment operating income (loss) for the years ended December 31, 2000, 1999 and 1998:

                                      Year ended December 31, 2000
                                ALZA           ALZA
(In millions)             Pharmaceuticals  Technologies   Other   Total
________________________________________________________________________
Revenues from
external customers
 Net sales                     $477.7        $129.5      $  -    $607.2
 Royalties, fees and other       20.2         250.7        10.3   281.2
 Research and development        68.3          31.8         -     100.1
________________________________________________________________________
  Total                        $566.2        $412.0      $ 10.3  $988.5

 Intersegment revenues
 Net sales                     $  -          $ 53.4      $  -    $ 53.4
 Research & development           1.4          43.6         -      45.0
________________________________________________________________________
  Total                        $  1.4        $ 97.0      $  -    $ 98.4

Depreciation and amortization
 expense (1)                   $ 16.1        $ 28.6      $ 22.2  $ 66.9

Segment operating
 income (loss)                 $ 79.9 (2)    $215.3    $(39.5)(3) $255.7


                                      Year ended December 31, 1999
                                ALZA           ALZA
(In millions)             Pharmaceuticals  Technologies   Other   Total
________________________________________________________________________
Revenues from
external customers
 Net sales                     $323.4        $124.6      $ -     $448.0
 Royalties, fees and other       14.0         211.4        1.7    227.1
 Research and development        90.5          30.3        -      120.8
________________________________________________________________________
  Total                        $427.9        $366.3      $ 1.7   $795.9

 Intersegment revenues
 Net sales                     $  -          $ 41.2      $ -     $ 41.2
 Research & development           -            90.9        -       90.9
________________________________________________________________________
  Total                        $  -          $132.1      $ -     $132.1

Depreciation and amortization
 expense (1)                   $ 16.0        $ 28.3     $12.3    $ 56.6

Segment operating
 income (loss)                 $ 23.5        $204.5   $(78.8)(4) $149.2


Page 55 of paper format annual report

                                       Year ended December 31, 1998
                                 ALZA           ALZA
(In millions)              Pharmaceuticals  Technologies  Other   Total
________________________________________________________________________
Revenues from
external customers
 Net sales                     $175.8        $113.6       $ -    $289.4
 Royalties, fees and other       25.3         205.4         2.4   233.1
 Research and development        93.0          31.4         -     124.4
________________________________________________________________________
  Total                        $294.1        $350.4       $ 2.4  $646.9

Intersegment revenues
 Net sales                     $  -          $ 22.1       $ -    $ 22.1
 Research & development           -            93.1         -      93.1
________________________________________________________________________
  Total                        $  -          $115.2       $ -    $115.2

Depreciation and amortization
  expense (1)                  $ 12.0        $ 23.0       $10.2  $ 45.2

Segment operating
 income(loss)                  $ 24.6        $200.4      $(28.5) $196.5


(1) Includes depreciation expense for property, plant and equipment and amortization expense for deferred product acquisition costs and capitalized software.

(2) Includes charges totaling $12.4 million for in-process research and development relating to purchase of Crescendo and payment to Chong Kun Dang Pharmaceutical Corporation for licensing agreement for anti-cancer compound CKD-602.

(3) In 2000, the operating loss for Other includes $4.8 million of charges associated with the consolidation of certain research and development facilities. Excluding these charges operating loss for Other would have been $34.7 million in 2000.

(4) In 1999, the operating loss for Other includes merger-related expenses of $32.3 million relating to the acquisition of SEQUUS and $13.4 million resulting from a terminated merger agreement with Abbott. Excluding these charges operating loss for Other would have been $33.1 million in 1999.

    The following table contains a reconciliation of ALZA's total income before taxes to that reported by segment in the tables above:

(In millions)                            2000     1999      1998
_________________________________________________________________
Income before taxes
Total operating income (loss) for
  reportable segments                 $  255.7  $ 149.2 $  196.5
Unallocated amounts:
 Interest income                          59.0     41.6     26.4
 Interest expense                        (58.0)   (58.1)   (56.7)
_________________________________________________________________
Income before income taxes            $  256.7  $ 132.7 $  166.2

Company-wide Information:

Geographic Revenues
 (In millions)                           2000     1999     1998
-----------------------------------------------------------------
United States                         $  853.1  $ 686.5 $  538.7
Canada                                    14.3     11.8      7.9
Europe                                   116.0     89.8     94.9
Other foreign countries                    5.1      7.8      5.4
_________________________________________________________________
Consolidated total                    $  988.5  $ 795.9 $  646.9

     Long-lived assets outside the United States were not significant. Export sales, principally net sales to distributors and pharmaceutical product development partners in Europe, were $50.7 million, $42.9 million and $42.6 million in 2000, 1999 and 1998, respectively.

     The following table shows the revenues from ALZA's major customers as a percentage of total consolidated revenues for the years ended December 31, 2000, 1999 and 1998.

                          Percentage of ALZA's Consolidated Revenues
                                   2000      1999      1998
____________________________________________________________
Janssen                            15%        17%       18%
McKesson HBOC, Inc.                12          *         *
Cardinal Health                    10          *         *
Crescendo                           *         12        16
Pfizer                              *         10        12

* represents less than 10% of total consolidated revenues

     The following table shows ALZA's net sales by major products for the years ended December 31, 2000, 1999 and 1998.

NET SALES
(In millions)                         2000      1999       1998
_________________________________________________________________
ALZA PHARMACEUTICALS
 Ditropan XL-registered trademark-  $ 179.0   $  86.9  $    -
 Doxil-registered trademark-           82.4      66.2      48.4
 Concerta-trademark-                   67.9       -         -
 Ethyol-registered trademark-          48.4      48.3      32.6
 Elmiron-registered trademark-         33.7      29.9      23.0
 Mycelex-registered trademark- Troche  19.5      29.2      25.9
 Testoderm TTS-registered
  trademark- line                      18.6      20.8      10.0
 Other                                 28.2      42.1      35.9
_________________________________________________________________
  Total ALZA Pharmaceuticals          477.7     323.4     175.8

ALZA TECHNOLOGIES
 Contract manufacturing               129.5     124.6     113.6
 Intersegment                          53.4      41.2      22.1
_________________________________________________________________
  Total ALZA Technologies             182.9     165.8     135.7

 Intersegment eliminations            (53.4)    (41.2)    (22.1)
_________________________________________________________________
     Total net sales                $ 607.2   $ 448.0   $ 289.4


Page 56 of paper format annual report

NOTE 15: QUARTERLY FINANCIAL DATA (UNAUDITED)
(In millions, except per share amounts)
                          2000                           1999
              First1 Second2 Third3 Fourth4  First5 Second Third Fourth6
_________________________________________________________________________
Total revenues $201.5 $239.2 $271.9 $275.9   $185.5 $195.2 $222.1 $193.1

Gross profit
 on net sales    74.1   92.6  116.2  144.1     61.9   62.9   91.7   73.1

Operating income 50.0   63.7   78.5   63.5     19.3   46.7   69.7   13.5

Income before
 cumulative
 effect of change
 in accounting
 principle       27.7   38.3   57.4  107.3      3.7   34.2   42.8   10.3

Cumulative effect
 of change in
 accounting
 principle        7.4    -      -      -        -      -      -      -
________________________________________________________________________
Net income       20.3   38.3   57.4  107.3      3.7   34.2   42.8   10.3

Earnings per
 share - basic

 Income before
 cumulative effect
 of change in
 accounting
 principle     $0.14   $0.19  $0.26  $0.45    $0.02 $0.17   $0.21 $0.05

 Cumulative effect
 of change in
 accounting
 principle      0.04    -      -      -        -     -       -     -
_______________________________________________________________________
 Net income    $0.10   $0.19  $0.26  $0.45    $0.02 $0.17   $0.21 $0.05

Earnings per
 share - diluted

 Income before
 cumulative effect
 of change in
 accounting
 principle     $0.13   $0.18  $0.23  $0.40    $0.02 $0.17   $0.20 $0.05

 Cumulative effect
 of change in
 accounting
 principle      0.03    -      -      -        -     -       -     -
_______________________________________________________________________
 Net income    $0.10   $0.18  $0.23  $0.40    $0.02  $0.17  $0.20 $0.05

1 In the first quarter of 2000, ALZA recorded charges related to the consolidation of research and development operations of $4.8 million ($2.9 million after tax, or $0.01 per diluted share). Also in the first quarter of 2000, ALZA recorded a net charge of $7.4 million ($0.03 per diluted share) for a cumulative effect of a change in accounting principle relating to the adoption of SAB 101 for the deferral of certain fees recognized in prior years. ALZA also recognized $0.2 million after tax of deferred revenue in connection with the adoption of SAB 101.

2 In accordance with the adoption of SAB 101, ALZA restated the amounts for the second quarter of 2000. The impact of the restatement was to decrease net income by $10.0 million, or $0.04 per diluted share, comprised of the reversal of $15.0 million ($10.4 million after tax, or $0.04 per diluted share) in fees previously recognized during the period, net of $0.4 million ($0.3 million after tax) in deferred revenue recognized during the quarter.

3 In accordance with the adoption of SAB 101, ALZA restated the amounts for the third quarter of 2000. The impact of the restatement was to increase net income by $0.5 million ($0.3 million after tax) of deferred revenue recognized during the quarter.

4 In the fourth quarter of 2000, ALZA recorded in process research and development expenses related to the purchase of Crescendo and payment to Chong Kun Dang Pharmaceutical Corporation of $12.4 million ($11.2 million after tax, or $0.04 per diluted share).
 In addition, ALZA recorded a tax benefit of $56.5 million related to a change in the amount of estimated realizable deferred tax assets.

5 In the first quarter of 1999, ALZA recorded charges related to the SEQUUS merger of $32.6 million ($24.8 million after tax, or $0.12 per diluted share).

6 In the fourth quarter of 1999, ALZA recorded charges of $13.4 million ($8.0 million after tax, or $0.04 per diluted share) relating to a terminated merger agreement. Also in the fourth quarter of 1999, ALZA recorded charges of $9.6 million relating to a change in sales return policy and an increase in the reserve for sales rebates and $5.3 million primarily relating to a write-off of uncollectible accounts receivable.
Page 57 of paper format annual report

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
ALZA CORPORATION


We have audited the accompanying consolidated balance sheets of ALZA Corporation as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ALZA Corporation at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2000 ALZA Corporation changed its method of accounting for revenue recognition.


                                                 /s/Ernst & Young LLP

Palo Alto, California
January 19, 2001
Page 58 of paper format annual report

SELECTED CONSOLIDATED FINANCIAL DATA
(In millions, except per share amounts)

                    2000      1999      1998      1997      1996
____________________________________________________________________

Total revenues    $ 988.5   $ 795.9   $ 646.9   $ 504.4  $ 446.1

Net income (loss)   223.3(1)   91.0(2)  108.3    (275.2)(3) 82.1

Earnings (loss)
 per share(4):
 Basic               1.03      0.45      0.55     (1.41)    0.43
 Diluted             0.95      0.44      0.53     (1.41)    0.42

Cash and
 investments      1,460.9     598.9     514.1     561.1  1,032.8

Total assets      2,921.6   1,852.5   1,666.6   1,450.7  1,698.6

Total long-term
 liabilities      1,207.6   1,025.8   1,006.6     968.0    949.8

Total stockholders'
 equity           1,563.4     691.8     531.9     366.3    670.9
____________________________________________________________________


1    Reflects a total of $35.0 million of net credit, net of tax, including $4.8 million ($2.9 million after tax) relating to the consolidation of research and development operations, $12.4 million ($11.2 million after tax) relating to the purchase of Crescendo and payment to Chong Kun Dang Pharmaceutical Corporation, a charge of $7.4 million, net of tax, related to a cumulative effect of a change in accounting principle, offset by $56.5 million credit related to a change in estimated amount of realizable deferred tax assets.

2    Reflects a total of $60.6 million ($41.7 million after tax, or
 $0.20 per share, diluted) of charges, including $32.3 million relating to the acquisition of SEQUUS Pharmaceuticals, Inc., $13.4 million resulting from a terminated merger agreement, $9.6 million relating to a change in sales return policy and an increase in the reserve for sales rebates and $5.3 million primarily relating to a write-off of uncollectible accounts receivable.

3    Reflects a total of $368.7 million (or $1.89 per share,
 diluted) of charges, including a $247.0 million charge and $8.0 million of interest expense related to ALZA's distribution of shares of Crescendo Pharmaceuticals Corporation, $108.5 million for acquired in-process research and development, an asset write-down of $11.5 million and costs of $1.8 million related to a workforce reduction, less a tax benefit of $8.1 million.

4    Pro forma earnings per share amounts, assuming the accounting change in accordance with SAB 101 was applied retroactively to the beginning of the period presented, are as follows:
                             2000   1999   1998   1997   1996
 _____________________________________________________________
 Net income (loss)         $230.7  $91.6 $104.8 $(275.5) $77.8

 Net earnings (loss)
 per share:
  Basic                    $ 1.06  $0.45 $ 0.53 $(1.42)  $0.41
  Diluted                  $ 0.97  $0.44 $ 0.52 $(1.42)  $0.40

 Weighted average shares:
  Basic                     217.2  202.1  198.0  194.5   191.6
  Diluted                   269.9  206.9  203.0  194.5   194.8




ALZA Common Stock (unaudited)

     ALZA common stock (symbol AZA) is listed for trading on the New York Stock Exchange and, as of February 22, 2001 there were approximately 7,062 holders of record of the common stock. ALZA has never paid cash dividends on its common stock and has no plan to do so in the near term. The quarterly high and low sales prices of ALZA common stock for 2000 and 1999, as reported on the composite tape and adjusted for the stock split, are shown below:

                               ALZA COMMON STOCK
                             2000             1999
                        High     Low        High    Low

  First quarter        $19.75   $15.94     $27.88  $18.91

  Second quarter        30.81    18.50      25.53   15.50

  Third quarter         44.28    41.69      26.78   20.84

  Fourth quarter        47.00    35.50      24.81   14.81